Form 10-K, Exhibit 13
period 1997-03-31
TRANSTECHNOLOGY CORP
filed 1997-06-26
CIK 99359

                                                                      EXHIBIT 13


                          [TRANSTECHNOLOGY CORP. LOGO]


                                   [GRAPHIC]



                                  Annual Report

                               Fiscal Year Ending
                                 March 31, 1997

CORPORATE OFFICE
150 Allen Road
Liberty Corner, NJ 07938
908/903-1600  Fax 908/903-1616


[PICTURE LOGO]
Photography by KAN


                      CONTENTS

         1        Selected Financial Data

         2        Letter to Shareholders

         6        Specialty Fastener Products

         7        Rescue Hoist and Cargo Hook Products

         9        Financial Information




INVESTOR RELATIONS CONTACT
Michael J. Berthelot
Chairman of the Board and
Chief Executive Officer
TransTechnology Corporation
150 Allen Road
Liberty Corner, NJ 07938
908/903-1600

ANNUAL MEETING
The Annual Shareholders' Meeting will be held on Thursday, July 24, 1997 at the Marriott Financial Center Hotel, 85 West Street, New York, NY 10006.

FORM 10-K AND ADDITIONAL INFORMATION
The Company, upon request to the Investor Relations department, will provide to any shareholder a copy of the Form 10-K required to be filed with the Securities and Exchange Commission and any other available information.

Selected Financial Data


The following table provides selected financial data with respect to the consolidated statements of operations of the Company for the fiscal years ended March 31, 1997, 1996, 1995, 1994 and 1993 and the consolidated balance sheets of the Company at the end of each such period.

SELECTED FINANCIAL DATA                                                 YEARS ENDED MARCH 31,
(In thousands except per share amounts)             1997           1996           1995          1994        1993
------------------------------------------------------------------------------------------------------------------
Net sales                                      $ 178,684      $ 158,024      $ 101,122      $ 81,873     $63,999
------------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes                             16,620         14,300         10,842         8,860       4,285
Provision for income taxes                         6,898          5,792          3,457         3,060         962
------------------------------------------------------------------------------------------------------------------
Income from continuing operations                  9,722          8,508          7,385         5,800       3,323
Income (loss) from discontinued operations          (934)        (1,134)        (4,852)        1,084       1,810
------------------------------------------------------------------------------------------------------------------
Net income                                     $   8,788      $   7,374      $   2,533      $  6,884     $ 5,133
  Earnings (loss) per share:
    Income from continuing operations          $    1.92      $    1.67      $    1.45      $   1.13     $  0.65
    Income (loss) from discontinued
       operations                                  (0.18)         (0.22)         (0.95)         0.21        0.36
------------------------------------------------------------------------------------------------------------------
Earnings per share                             $    1.74      $    1.45      $    0.50      $   1.34     $  1.01
------------------------------------------------------------------------------------------------------------------
Dividends declared and paid per share          $    0.26      $    0.26      $   0.255      $   0.24     $  1.56
------------------------------------------------------------------------------------------------------------------
Total assets                                   $ 199,136      $ 199,367      $ 129,396      $125,857     $97,763
Long-term debt                                 $  67,516      $  72,565      $  37,021      $ 33,168     $12,387
Stockholders' equity                           $  77,444      $  72,470      $  64,502      $ 65,953     $61,214
Book value per share                           $   15.40      $   14.21      $   12.72      $  12.71     $ 11.95
Shares outstanding at year-end                     5,028          5,099          5,070         5,189       5,122
------------------------------------------------------------------------------------------------------------------

MARKET AND DIVIDEND DATA
                                   MARKET PRICE
                       ---------------------------------
QUARTER ENDED            HIGH        LOW       DIVIDENDS
--------------------------------------------------------
June 30, 1995          $13-1/2     $10-3/4     $  .065
September 30, 1995      14-7/8      12            .065
December 31, 1995       15-1/8      11-7/8        .065
March 31, 1996          15          12-1/2        .065
--------------------------------------------------------
June 30, 1996           19-3/4      14-7/8        .065
September 30, 1996      18-5/8      17-3/8        .065
December 31, 1996       19-7/8      18            .065
March 31, 1997          22-7/8      19-5/8        .065
--------------------------------------------------------

                           TRANSTECHNOLOGY CORPORATION

Fellow Shareholders:

[PHOTO OF MICHAEL J. BERTHELOT]

[BAR GRAPH]
NET SALES
($ IN MILLIONS)
1993   63,999
1994   81,873
1995  101,122
1996  158,024
1997  178,684


[BAR GRAPH]
INCOME PER SHARE
FROM CONTINUING OPERATIONS
(IN DOLLARS)
1993    0.65
1994    1.13
1995    1.45
1996    1.67
1997    1.92


On behalf of the entire management team of your company, I am pleased to report to you that the fiscal year ended March 31, 1997 was the fifth consecutive year of improved results, with sales up 13% to $178 million, income from continuing operations rising 14% to $9.7 million, and earnings per share from continuing operations achieving another 15% increase to $1.92 per share. Reaching these financial and operational milestones required the hard work and effort of each of the more than 1,400 persons who make up our company. From the Board of Directors and my fellow shareholders, I extend our thanks and a "well done" to each and every TransTechnology employee who helped us establish a new level of performance this past fiscal year. In 1992, when our management team was charged with the responsibility and opportunity to rebuild TransTechnology, we set out a simple strategy which we continue to follow to this day. Our operational strategy is to manufacture industrial components used by other manufacturers in the production of their finished goods; to achieve economies of scale and market leadership by being number one or two, on a global basis, in each product line we manufacture, and to improve our operational efficiency, productivity, and profitability by continuously improving our operations on every level. In 1992 we stated that our first five-year revenue and earnings goals were to achieve $200 million in revenues and earn $2 per share. With $1.92 per share in income from continuing operations for the 1997 fiscal year and the April acquisition of TCR Corporation, which raised our annualized revenues to above $200 million, we achieved 96% of our earnings goal and 100% of our revenue goal for this five year period. Last year, in anticipation of reaching the 1997 goals, new revenue and operating income goals were established for the five-year term ending on March 31, 2001. Those goals include revenues of

                           TRANSTECHNOLOGY CORPORATION

$500 million, a net income margin of 7%, continuing earnings per share growth of 15% per year, 15% return on equity, a debt to total capitalization ratio of 35%, and productivity improvements of 6% per year. Our strategic and tactical plans for the next four years are focused on these goals, and your management team is committed to attaining them.

         Fiscal 1997 was a challenging year in many respects. As the year began, we expected the decline in the heavy truck production rate to lower the demand for our specialty fasteners. The management team and employees at our Breeze Industrial worm gear clamp business, the division most reliant upon the heavy truck market, pulled together and redirected their efforts at new market segments. As a result, Breeze Industrial posted its fifteenth consecutive year of increased revenues and operating income despite a 20% decline in their largest market! Every employee at Breeze Industrial should take great pride in this accomplishment, from the management team that pointed the way to the shop floor workers who unselfishly put in the effort to reach ever higher levels of production. Their achievement is one replicated by few other specialty fastener manufacturers this past year.

         In fiscal 1997, as in fiscal 1996, our Breeze Eastern division, which manufactures rescue hoists and cargo hooks for helicopters and weapon systems, achieved higher sales and operating income, with a 13% increase in sales and a 52% increase in operating income. In addition to these outstanding financial results, Breeze Eastern has regained its position as the leader in its market and has established a new level of customer service based upon focused user groups, advanced customer training, and fast repair and overhaul turnaround. The division's success is both a compliment to and recognition of the hard work and dedication of a workforce and management team that refused to give up when times were bleak and financial results much poorer. We are very proud of the accomplishments of the men and women of Breeze Eastern.

         The weakest performing unit in the company was the retaining ring business we acquired in fiscal 1996. The economy in Europe continued to be weak through the year, and as a result, our German and UK fastener operations struggled through de-stocking by their major distribution customers and lower than anticipated automotive and truck OEM orders. This weakness was

[BAR GRAPH]
INCOME FROM CONTINUING
OPERATIONS ($ IN THOUSANDS)
1993    3,323
1994    5,800
1995    7,385
1996    8,508
1997    9,722


                           TRANSTECHNOLOGY CORPORATION
exacerbated by the very strong dollar, which further penalized the weaker results. If the exchange rate, Deutsche Mark to U.S. dollar, had remained constant from June 1995 when we purchased the German business through the end of fiscal 1997, the German unit would have realized sales 8% higher than actually reported.

[PIE GRAPH]

           1997 NET SALES
DOMESTIC VS. INTERNATIONAL OPERATIONS

International                 32%
Domestic                      68%


         We have several projects underway at our European operations which are expected to lower their operating and manufacturing costs and make them more productive and competitive on a global basis. In fiscal 1997 new management information systems were installed at our operations in the UK and Germany. The closing of our factory in Eichen, Germany should be completed in October 1997, with the work currently performed there being transferred to our UK and Konigstein, Germany, facilities. These two projects are expected to increase substantially the throughput and productivity at each location. We expect to begin to see the financial benefits of these projects in the second half of fiscal 1998.

         In April 1997 we acquired Minneapolis-based TCR Corporation, a manufacturer of specially designed externally threaded fastening devices and other specialty machined products. With over $23 million of sales and a high level of profitability in calendar 1996, the management team and employees of TCR are expected to contribute to TransTechnology's earnings and cash flow in fiscal 1998. We welcome the 175 hardworking and dedicated people at TCR to the TransTechnology family.

         Our main objectives for fiscal 1998 include the completion of the internal projects noted above, as well as several others aimed at lowering our manufacturing and operating costs, improving our efficiency and productivity, and allowing us to grow revenues organically by increasing our market share for existing and newly developed products. We expect to divest unused or unproductive assets in fiscal 1998 and to use the proceeds, as well as internally generated cash, to reduce our debt. We are increasing our resources allocated to engineering new products for specific customers and for fiscal 1998 have approved one of our largest capital spending budgets, $11 million, in order to provide our


                           TRANSTECHNOLOGY CORPORATION

[BAR GRAPH]
CAPITAL EXPENDITURES
($ IN THOUSANDS)
1993    5,514
1994    4,973
1995    5,033
1996    6,471
1997    5,477


manufacturing facilities the resources and tools they need to implement these projects. The fiscal 1998 training and education budget is the highest it has been in the last five years, as we invest in the development of our people as much as we improve our equipment. We will continue to pursue improving the quality of our products and processes. Although two of our units have already achieved ISO-9000 certification, we expect every unit to receive either QS-9000 or ISO-9000 during fiscal 1998.

         We plan to continue to seek out highly focused acquisitions of strategically complementary manufacturing operations. We anticipate that fiscal 1998 will be a year of further achievement toward each of our goals of 2001.

         On behalf of the Board of Directors and the management team, I would like to thank you, the owners of our company, for your support and confidence these past five years. It is our overriding goal to increase shareholder value, and our every action and decision is made in pursuit of that obligation. I extend to each of you my personal thanks for allowing me the opportunity to serve TransTechnology with a talented and dedicated management team and Board of Directors. We will approach the new fiscal year, and the years beyond, with the same determination and focus that have provided us the path to success over the past five years.


/s/ Michael J. Berthelot

Michael J. Berthelot

Chairman and
Chief Executive Officer


                           TRANSTECHNOLOGY CORPORATION

SPECIALTY FASTENER PRODUCTS

TransTechnology Corporation derives over 80% of its revenues from the manufacture and sale of specialty fasteners, and is the seventh largest fastener manufacturer in the United States. Operating in small niches within the $8 billion domestic and $30 billion global fastener markets, the company operates under some of the most well known brand names in the world and is an acknowledged market leader in each of its product lines. The company's specialty fastener products are used in a myriad of industries, ranging from automotive and heavy truck manufacturing to computer disk drives, toys, cameras, appliances and plumbing applications. Specialty fastener products are distributed through in-house sales forces, distributors, and manufacturers' representatives around the world. Through increased engineering and marketing resources, the company continues to search for new applications for its products in new industries throughout the globe.

[PIE GRAPH]
1977 FASTENER SALES
ALLOCATION BY MARKET TYPE
DISTRIBUTION         44%
HEAVY TRUCK OEM      21%
AUTOMOTIVE OEM       21%
INDUSTRIAL MACHINERY 11%
CONSUMER/DURABLES     3%

[GRAPHIC]
Seeger Group's retaining ring.

RETAINING RINGS

TransTechnology is the world's largest manufacturer of retaining rings, with operations in the United States, Germany, England, and Brazil selling products under the brand names "SEEGER-ORBIS" (Germany), "SEEGER-RENO" (Brazil), "ANDERTON" (United Kingdom), "WALDES/TRUARC" (United States) and "INDUSTRIAL RETAINING RING" (United States). Retaining rings are highly engineered, usually to a customer's exacting specifications, and are used in transmissions, drive trains, and braking systems on automobiles, trucks, and off-road equipment. They also find application in industrial equipment, computers, photographic equipment, marine applications, and almost any situation where movement on a shaft must be restricted.


GEAR DRIVEN BAND FASTENERS

TransTechnology's BREEZE INDUSTRIAL PRODUCTS division is the only full-line manufacturer of gear driven band clamps in the world. Breeze(R) stainless steel clamps are well known for their quality and engineering. Breeze(R) T-Bolt and Constant Torque(R) clamp products are used in diesel engine, heavy truck, marine and off-road equipment applications throughout the world. Breeze is a certified supplier to Caterpillar, International Harvester, and many other heavy equipment manufacturers. Breeze "Aero-Seal(R)", "Euro-Seal(R)" and "Power-Seal(R)" clamps are found in hardware, automotive and retail stores for use in repair, maintenance and overhaul applications, and are used by many manufacturers of industrial and consumer products.

            [GRAPHIC]
Breeze Industrial's Aero-Seal(R) Clamp


                           TRANSTECHNOLOGY CORPORATION

[GRAPHIC]
The Palnut Company's U-nut.

ASSEMBLY FASTENERS

TransTechnology's Palnut division is one of the leading manufacturers of assembly fasteners in the United States, supplying Palnut(R) highly engineered custom fastening devices primarily to the automotive industry. Lock nuts, push-nuts, u-nuts, and a variety of single and multi-threaded stainless and high-carbon steel fasteners are provided to the toy, appliance, and lighting industries for use in assembling products.

                                                                       [GRAPHIC]
                                                            TCR's D-Module stud.

EXTERNALLY THREADED AND
SPECIALTY MACHINED PRODUCTS

TCR Corporation, acquired in April, 1997, designs and manufactures sophisticated externally threaded fastening devices and custom industrial components, combining its expertise in cold forging and machining technologies. TCR products are used by industrial customers worldwide, with key market groups including the automotive, hydraulic and recreational product industries.


RESCUE HOIST AND CARGO HOOK PRODUCTS

[GRAPHIC]
Breeze Eastern's rescue hoist.

TransTechnology's Breeze Eastern division is the world's leading designer and manufacturer of sophisticated helicopter rescue hoists and cargo hook systems. These complex, highly engineered systems add significantly to the versatility of an aircraft for a relatively small cost. They are used around the world by military and civilian agencies to save lives, complete missions, and transport cargo. Most helicopter manufacturers today, including Sikorsky, Bell, Aerospatiale, and Agusta specify Breeze Eastern's systems as standard equipment on their aircraft because of Breeze Eastern's record for safety, reliability, durability, and service. Innovation and new product development remain an important focus at Breeze Eastern, one reason why its products will be found on the new V-22 Osprey vertical take-off and landing aircraft due into production in 1999 for the U.S. Marine Corps. Breeze Eastern also manufactures handling systems for weapons platforms and motion control actuation devices for civilian and military aircraft.


                           TRANSTECHNOLOGY CORPORATION

                   Board of Directors and Corporate Officers

                         [PHOTO OF BOARD OF DIRECTORS]

                               BOARD OF DIRECTORS
     Back row: Gideon Argov, James A. Lawrence, Michel Glouchevitch,
                               Walter Belleville
                 Center row: Thomas V. Chema, Patrick K. Bolger
                       Center front: Michael J. Berthelot



                          [PHOTO OF CORPORATE OFFICERS]

                               CORPORATE OFFICERS
From left to right: Joseph F. Spanier, VP and CFO; Gerald C. Harvey, VP, Secretary and General Counsel; Michael J. Berthelot, Chairman and CEO; Chandler
J. Moisen, Executive VP; Monica Aguirre, Assistant Secretary; Patrick K. Bolger, President and COO; Winston Lau, VP of Operations.


                           TRANSTECHNOLOGY CORPORATION

Consolidated Balance Sheets

(In thousands, except share data)

                                                                                        MARCH 31,
ASSETS                                                                            1997           1996
-----------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                    $   3,540      $   2,362
  Accounts receivable (net of allowance for doubtful accounts of
    $588 and $735 in 1997 and 1996, respectively)                                 28,392         28,368
  Notes receivable                                                                 1,838          1,258
  Inventories                                                                     50,677         50,551
  Prepaid expenses and other current assets                                        1,028          1,726
  Deferred income taxes                                                            4,293          1,037
  Assets held for sale                                                             7,617          9,980
-----------------------------------------------------------------------------------------------------------
           Total current assets                                                   97,385         95,282
-----------------------------------------------------------------------------------------------------------
PROPERTY:
  Land                                                                            12,272         12,616
  Buildings                                                                       20,636         20,523
  Machinery and equipment                                                         42,760         39,600
  Furniture and fixtures                                                           6,349          5,398
  Leasehold improvements                                                             190            189
-----------------------------------------------------------------------------------------------------------
           Total                                                                  82,207         78,326
  Less accumulated depreciation and amortization                                  23,594         17,749
-----------------------------------------------------------------------------------------------------------
           Property - net                                                         58,613         60,577
-----------------------------------------------------------------------------------------------------------
OTHER ASSETS:
  Notes receivable                                                                11,125         12,824
  Costs in excess of net assets of acquired businesses (net of accumulated amortization of $3,869 and $3,308 in 1997 and
    1996, respectively)                                                           18,878         16,411
  Other                                                                           13,135         14,273
-----------------------------------------------------------------------------------------------------------
           Total other assets                                                     43,138         43,508
-----------------------------------------------------------------------------------------------------------
TOTAL                                                                          $ 199,136      $ 199,367
-----------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt                                            $   5,907      $   6,026
  Accounts payable - trade                                                        11,050         14,719
  Accrued compensation                                                             6,845          6,473
  Accrued income taxes                                                             1,632          1,415
  Other current liabilities                                                       12,844          9,301
-----------------------------------------------------------------------------------------------------------
           Total current liabilities                                              38,278         37,934
-----------------------------------------------------------------------------------------------------------
LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS                                        67,516         72,565
-----------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                                       15,898         16,398
-----------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
-----------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
  Preferred stock - authorized, 300,000 shares; none issued
  Common stock - authorized, 14,700,000 shares of $.01 par value; issued,
    5,316,971 and 5,276,463 shares in 1997 and 1996, respectively                     53             53
  Additional paid-in capital                                                      46,745         46,188
  Retained earnings                                                               36,937         29,467
  Other stockholders' equity                                                      (2,352)        (1,083)
-----------------------------------------------------------------------------------------------------------
                                                                                  81,383         74,625
  Less treasury stock, at cost - 289,237 and 177,500 shares
    in 1997 and 1996, respectively                                                (3,939)        (2,155)
-----------------------------------------------------------------------------------------------------------
           Total stockholders' equity                                             77,444         72,470
-----------------------------------------------------------------------------------------------------------
TOTAL                                                                          $ 199,136      $ 199,367
-----------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


                           TRANSTECHNOLOGY CORPORATION

Statements of Consolidated Operations

(In thousands, except share data)

                                                              YEARS ENDED MARCH 31,
                                                      1997            1996             1995
-------------------------------------------------------------------------------------------------
Net sales                                        $   178,684      $   158,024      $   101,122
Cost of sales                                        122,480          107,426           71,968
-------------------------------------------------------------------------------------------------
           Gross profit                               56,204           50,598           29,154
General, administrative and selling expenses          35,309           31,812           17,051
Interest expense                                       6,797            6,316            2,831
Interest income                                       (1,202)          (1,010)            (760)
Royalty and other income                              (1,320)            (820)            (810)
-------------------------------------------------------------------------------------------------
Income from continuing operations before
  income taxes                                        16,620           14,300           10,842
Provision for income taxes                             6,898            5,792            3,457
-------------------------------------------------------------------------------------------------
Income from continuing operations                      9,722            8,508            7,385
Discontinued operations:
  Loss from operations (net of applicable
    tax benefits of $323 and $1,619
    for 1996 and 1995, respectively)                    --               (517)          (2,602)
  Loss from disposal (net of applicable tax
    benefits of $663, $1,077 and $1,400
    for 1997, 1996 and 1995, respectively)              (934)            (617)          (2,250)
-------------------------------------------------------------------------------------------------
Net income                                       $     8,788      $     7,374      $     2,533
-------------------------------------------------------------------------------------------------
Earnings per share:
  Income from continuing operations              $      1.92      $      1.67      $      1.45
  Loss from discontinued operations                    (0.18)           (0.22)           (0.95)
-------------------------------------------------------------------------------------------------
Income per share                                 $      1.74      $      1.45      $      0.50
-------------------------------------------------------------------------------------------------
Number of shares used in computation of
  per share information                            5,064,000        5,093,000        5,109,000
-------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                           TRANSTECHNOLOGY CORPORATION

Statements of Consolidated Cash Flows

(In thousands)

                                                                                  YEARS ENDED MARCH 31,
                                                                            1997          1996           1995
-----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                             $  8,788      $   7,374      $  2,533
  Adjustments to reconcile net income to net cash provided by operating activities:
    Loss recognized on write down of marketable securities                   --            2,613          --
    Depreciation and amortization                                           7,406          6,027         5,349
    Provision for losses on accounts receivable                               139            468            65
    Loss (gain) on sale or disposal of fixed assets and discontinued
      businesses                                                               64           (307)          704
    Change in assets and liabilities - net of acquisitions and dispositions:
      (Increase) decrease in accounts receivable                             (620)         4,290        (2,672)
      Decrease (increase) in inventories                                      191         (6,098)        5,595
      Decrease (increase) in assets held for sale                             262         (1,915)       (3,672)
      (Increase) decrease in other assets                                    (453)         4,825        (2,521)
      (Decrease) increase in accounts payable                              (3,650)           462         3,211
      Increase in accrued compensation                                        553          2,226         1,041
      Increase (decrease) in income tax payable                               242           (676)         (121)
      Increase (decrease) in other liabilities                              1,385         (8,577)       (2,043)
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                  14,307         10,712         7,469
-----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Business acquisitions                                                    (3,602)       (45,594)      (15,952)
  Capital expenditures                                                     (5,477)        (6,471)       (5,033)
  Proceeds from sale of fixed assets and discontinued business              2,705          8,111         6,977
  Decrease in notes receivable                                              1,119          1,055         2,515
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                      (5,255)       (42,899)      (11,493)
-----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from long-term borrowings                                       40,105        107,363        42,019
  Payments on long-term debt                                              (45,273)       (73,156)      (36,289)
  Proceeds from issuance of stock under stock option plan                     365            188           202
  Treasury stock purchases                                                 (1,625)           (65)       (2,090)
  Dividends paid                                                           (1,318)        (1,325)       (1,301)
-----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                        (7,746)        33,005         2,541
-----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                      (128)          --            --
Increase (decrease) in cash and cash equivalents                            1,178            818        (1,483)
Cash and cash equivalents at beginning of year                              2,362          1,544         3,027
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $  3,540      $   2,362      $  1,544
-----------------------------------------------------------------------------------------------------------------
Supplemental information:
  Interest payments                                                      $  6,606      $   5,036      $  3,054
  Income tax payments                                                    $  3,810      $   1,989      $  1,573
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


                           TRANSTECHNOLOGY CORPORATION

Statements of Consolidated Stockholders' Equity

(In thousands, except share data)

      YEARS ENDED                                                                 ADDITIONAL                OTHER
    MARCH 31, 1997,                COMMON STOCK                 TREASURY STOCK     PAID-IN    RETAINED  STOCKHOLDERS'
     1996 AND 1995                SHARES   AMOUNT            SHARES       AMOUNT   CAPITAL    EARNINGS      EQUITY       TOTAL
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1994          5,189,104     $52           --     $    --     $45,283     $ 22,186     $ (1,568)     $ 65,953
  Net income                            --      --           --          --          --        2,533           --         2,533
  Cash dividends ($.255 per
    share)                              --      --           --          --          --       (1,301)          --        (1,301)
  Purchase of treasury stock            --      --     (172,500)     (2,090)         --           --           --        (2,090)
  Issuance of stock under
    stock option plan               24,789      --           --         --          202           --           --           202
  Issuance of stock under
    incentive bonus plan - net      28,423      --           --         --          317           --         (122)          195
  Foreign translation
    adjustments                         --      --           --         --           --           --           54            54
  Unrealized investment
    holding losses                      --      --           --         --           --           --       (1,044)       (1,044)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1995          5,242,316      52     (172,500)    (2,090)      45,802       23,418       (2,680)       64,502
  Net income                            --      --           --         --           --        7,374           --         7,374
  Cash dividends ($.26 per
    share)                              --      --           --         --           --       (1,325)          --        (1,325)
  Purchase of treasury stock            --      --       (5,000)       (65)          --           --           --           (65)
  Issuance of stock under
    stock option plan               20,308       1           --         --          187           --           --           188
  Issuance of stock under
    incentive bonus plan - net      13,839      --           --         --          199           --         (122)           77
  Foreign translation
    adjustments                         --      --           --         --           --           --         (894)         (894)
  Realized investment
    holding losses                      --      --           --         --           --           --        2,613         2,613
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1996          5,276,463      53     (177,500)    (2,155)      46,188       29,467       (1,083)       72,470
  Net income                            --      --           --         --           --        8,788           --         8,788
  Cash dividends ($.26 per
    share)                              --      --           --         --           --       (1,318)          --        (1,318)
  Purchase of treasury stock            --      --     (100,000)    (1,625)          --           --           --        (1,625)
  Issuance of stock under
    stock option plan               30,381      --           --         --          365           --           --           365
  Issuance of stock under
    incentive bonus plan - net      10,127      --      (11,737)      (159)         192           --           75           108
  Foreign translation
    adjustments                         --      --           --         --           --           --       (1,061)       (1,061)
  Unrealized investment
    holding losses                      --      --           --         --           --           --         (283)         (283)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1997          5,316,971     $53     (289,237)  $ (3,939)     $46,745     $ 36,937     $ (2,352)     $ 77,444
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


                           TRANSTECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements


1. SUMMARY OF ACCOUNTING
PRINCIPLES

TransTechnology Corporation (the "Company") develops, manufactures and sells a wide range of products in two industry segments, Specialty Fastener Products and Rescue Hoist and Cargo Hook Products. The Company has manufacturing facilities located in the United States, Germany, the United Kingdom and Brazil. The Specialty Fastener Products Segment produces highly engineered precision metal retaining rings, clamps, circlips and other fasteners primarily for the automotive, heavy truck, industrial and toy markets and accounted for approximately 81% of the Company's consolidated 1997 net sales. Through its Rescue Hoist and Cargo Hook Products Segment, the Company develops, manufactures, sells and services a complete line of sophisticated lifting and restraining products - principally helicopter rescue hoist and cargo hook systems, and winches and hoists for aircraft and weapons systems, and accounted for approximately 19% of the Company's consolidated 1997 net sales.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of TransTechnology Corporation and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

Related Party - Research Industries Incorporated owns approximately 22% of the Company's outstanding common stock. Two former directors of the Company are the only shareholders of Research Industries Incorporated and each of these directors had a consulting contract with the Company that expired during fiscal 1995. During fiscal 1995, the Company expensed and paid $.7 million for these contracts.

Accounting for Contracts - All of the Company's contracts are firm fixed-price. Sales and cost of sales on such contracts are recorded as deliveries are made. Losses on contracts are recorded as they are identified.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity at date of acquisition of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable from the United States Government represent billed receivables and substantially all amounts are expected to be collected within one year. The Company has no amounts billed under retainage provisions of contracts.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Cost includes material, labor and manufacturing overhead costs.

Property and Related Depreciation and Amortization - Provisions for depreciation are made on a straight-line basis over the estimated useful lives of depreciable assets ranging from three to thirty years. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the estimated useful lives of the improvements or the terms of the leases. In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for

                           TRANSTECHNOLOGY CORPORATION
impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1997 the Company adopted this statement and determined that no impairment loss need be recognized for applicable assets.

Costs in Excess of Net Assets of Acquired Businesses - The difference between the purchase price and the fair value of the net assets of acquired businesses is included in the accompanying Consolidated Balance Sheets under the caption "Costs in Excess of Net Assets of Acquired Businesses" and is being amortized over 40 years, or shorter periods where deemed appropriate. The Company has determined that there is no impairment in value since projected future operating results on an undiscounted basis through the period such costs in excess of net assets of acquired businesses are being amortized are expected to be sufficient to absorb the amortization.

Earnings per Share - Earnings per share are based on the weighted average number of common shares and, if dilutive, common stock equivalents (stock options) outstanding during each year.

Research and Development and Engineering Costs - Research and development and engineering costs in support of active products, which are charged to expense when incurred, amounted to $2 million, $1.7 million and $1.4 million in 1997, 1996 and 1995, respectively. Included in these amounts were expenditures of $0.8 million, $0.9 million and $0.4 million in 1997, 1996 and 1995, respectively, which represent costs related to research and development activities.

Foreign Currency Translation - Pursuant to Statement of Financial Accounting Standards No. 52, the assets and liabilities of the Company's international operations, other than the operations located in a highly inflationary country, have been translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated as a separate component of other stockholders' equity. Income and expense items are converted into U.S. dollars at average rates of exchange prevailing during the year. Translation adjustments of the operation located in a country with a highly inflationary economy, are included as a component of operating income.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Investments - On March 1, 1994, the Company received 465,000 shares of Mace Security International common stock, valued at $3.4 million, as partial consideration for the sale of a division. In the fourth quarter of 1996, the Company recorded a $2.6 million pretax charge to continuing operations to write down the carrying value of these shares to their current market value as the decline in value of these shares was determined to be other than temporary. Gross unrealized holding losses of $0.3 million were reported as a reduction of other stockholders' equity in the March 31, 1997 balance sheet.

Financial Instruments - The Company does not hold or issue financial instruments for trading purposes. Amounts to be paid or received under interest rate swap agreements are recognized as increases or reductions in interest expense in the periods in which they accrue. The Company enters into off-balance sheet forward foreign exchange instruments in order to hedge purchase commitments and certain foreign denominated long-term debt. Gains and losses on these instruments are included in other income/expense.

New Accounting Standards - In February 1997, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which establishes standards for computing and presenting earnings per share. This statement is effective for the Company's fiscal year ending March 31, 1998. The Company believes that the effect of implementing this standard will result in a basic earnings per share amount which will not be materially different from primary earnings per share as currently reported.

Reclassifications - Certain reclassifications have been made to prior years to conform to the 1997 presentation.


                           TRANSTECHNOLOGY CORPORATION

2. DISCONTINUED OPERATIONS

In June 1995 and January 1996, the Company sold the domestic and European portions of its computer graphics service operations, respectively, in two separate transactions to two different buyers. These businesses operated under the name TransTechnology Systems & Services and were classified as discontinued operations in March 1995. The sale of the domestic portion for $0.7 million in cash and $0.6 million in notes receivable was for book value, and the sale of the European portion for $0.1 million in cash and $0.2 million in notes receivable resulted in an after-tax gain on disposal of $0.1 million in 1996. Additional after-tax disposal costs of $0.2 million were recorded in 1997 in connection with these sales.

In August 1995, the Company sold its Electronics division for $4.4 million in cash and $9.6 million in notes receivable. The sale of this operation resulted in an after-tax gain on disposal of $0.2 million.

In March 1995, the Company sold substantially all of the assets and business of its chaff products operation for $6.7 million in cash. The sale of this operation resulted in an after-tax loss on disposal of $0.4 million. Additional after-tax disposal costs of $0.2 million were recorded in 1996 in connection with the sale. The Company retained the chaff avionics product line and negotiated its sale separately in May 1995 for $0.3 million in cash and $0.7 million in notes receivable, resulting in an after-tax charge of $0.4 million. In the fourth quarter of 1996, the Company recorded an after-tax charge of $0.4 million to record the anticipated loss on the sale of the facility that was formerly used by this operation. Additional after-tax disposal costs of $0.1 million were recorded in 1997 related to the final sale of this facility.

Additional after-tax costs of $0.6 million, $0.7 million and $1.9 million were recorded in 1997, 1996 and 1995, respectively, in connection with other previously discontinued and sold operations. These additional costs represent adjustments to previous estimates related primarily to legal and environmental matters.

Operating results of the discontinued businesses were as follows (in thousands):


                             1996        1995
Total sales                $ 7,951    $ 35,515
                           -------    --------
Loss before income taxes   $  (840)   $ (4,221)
Income tax benefit             323       1,619
                           -------    --------
Loss from operations       $  (517)   $ (2,602)
                           -------    --------

The loss from operations includes interest expense of $0.2 million and $0.5 million in 1996 and 1995, respectively.

Assets held for sale at March 31, 1997 and 1996 were as follows (in thousands):

                              1997         1996
Inventory                    $  429       $  529
Property                      6,577        8,039
Other assets                    611        1,412
                             ------       ------
Assets held for sale         $7,617       $9,980
                             ------       ------

3. ACQUISITIONS

On June 18, 1996, the Company acquired the Pebra hose clamp business from Pebra GmbH Paul Braun i.K. for approximately $3 million in cash plus direct acquisition costs. Pebra manufactures heavy duty hose clamps primarily for use in the manufacture of heavy trucks in Europe.

On June 30, 1995, the Company acquired the Seeger Group of companies from a unit of AB SKF of Goteborg, Sweden for approximately $43 million in cash plus direct acquisition costs and the assumption of trade debts and accrued expenses. The Seeger Group, headquartered in Konigstein, Germany, manufactures circlips, snap rings and retaining rings.

Effective August 31, 1994, the Company acquired all of the outstanding capital stock of Industrial Retaining Ring Company and its affiliated companies for a total purchase price of $15.3 million in cash and the assumption of liabilities. Industrial Retaining Ring Company manufactures retaining rings and clips used primarily in the heavy equipment and industrial machinery industries.

                           TRANSTECHNOLOGY CORPORATION

4. INVENTORIES

Inventories at March 31 consisted of the following (in thousands):

                               1997      1996
Finished goods               $21,897   $22,645
Work in process               10,335     9,326
Purchased and manufactured
  parts                       18,445    18,580
                             -------   -------
Total                        $50,677   $50,551
                             -------   -------


5. INCOME TAXES

The components of total income (loss) from operations (including continuing and discontinued operations) before income taxes were (in thousands):

             1997      1996     1995
Domestic   $12,167   $ 8,124   $ 3,694
Foreign      2,856     3,642      (723)
           -------   -------   -------
Total      $15,023   $11,766   $ 2,971
           -------   -------   -------

The provision for income taxes is summarized below (in thousands):

                1997       1996      1995
Currently
payable:
  Domestic     $3,549     $1,813     $140
  Foreign          42        656       --
  State           975        517      208
               ------     ------     ----
                4,566      2,986      348
Deferred        1,669      1,406       90
               ------     ------     ----
Total          $6,235     $4,392     $438
               ------     ------     ----


The provision (benefit) for income taxes is allocated between continuing and discontinued operations as summarized below (in thousands):

                      1997       1996       1995
Continuing       $ 6,898      $ 5,792      $ 3,457
Discontinued        (663)      (1,400)      (3,019)
                 -------      -------      -------
Total            $ 6,235      $ 4,392      $   438
                 -------      -------      -------

The consolidated effective tax rates for continuing operations differ from the federal statutory rates as follows:

                                 1997        1996         1995

Statutory federal rate           35.0%       34.0%        34.0%
State income taxes
  after federal income tax        4.5         3.6          4.6
Earnings of the foreign
  sales corporation              (2.0)       (2.6)        (2.6)
Amortization of purchase
  adjustments not
  deductible for tax
  purposes                         --         1.9          1.0
Revision of prior years'
  tax accruals                     --          --         (5.1)
Foreign rate differential         2.4         2.6           --
Other                             1.6         1.0           --
                                 ----        ----         ----
Consolidated effective
  tax rate                       41.5%       40.5%        31.9%
                                 ----        ----         ----

The following is an analysis of accumulated deferred income taxes (in thousands):

                                           1997       1996
Assets:
  Current:
    Inventory                            $ 2,025     $  969
    Net operating loss                       650         --
    Tax basis in excess of book
     basis on disposal of subsidiary         640         --
    Other                                    978         68
                                         -------     ------
           Total current                   4,293      1,037
                                         -------     ------
  Noncurrent:
    Environmental                            917      1,067
    Purchase accounting adjustments        2,068      3,820
    Investment                             1,128      1,049
    Net operating loss                     1,618         --
    Other                                     --        737
                                         -------     ------
           Total noncurrent                5,731      6,673
                                         -------     ------
Total assets                             $10,024     $7,710
                                         -------     ------
Liabilities:
  Noncurrent:
    Depreciation                         $ 3,765     $1,200
    Purchase accounting adjustments        2,097      2,097
    Other                                    938        605
                                         -------     ------
Total liabilities                        $ 6,800     $3,902
                                         -------     ------

Summary - accumulated deferred income taxes (in thousands):

                                          1997         1996

Net current assets                      $ 4,293      $1,037
Net noncurrent (liabilities) assets      (1,069)      2,771
                                        -------      ------
Total                                   $ 3,224      $3,808
                                        -------      ------

                           TRANSTECHNOLOGY CORPORATION

6.LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS

Long-term debt payable, including current maturities, at March 31 consisted of the following (in thousands):

                                1997        1996
Credit agreement - 7.580%     $22,825     $  --
Credit agreement - 7.965%        --        21,420
Term loan - 7.50%              25,289        --
Term loan - 7.804%               --        31,320
Term loan - 9.79%              24,500      25,000
Other                             809         851
                              -------     -------
                               73,423      78,591
Less current maturities         5,907       6,026
                              -------     -------
Total                         $67,516     $72,565
                              -------     -------

Credit Agreement - At March 31, 1997, the Company's debt consisted of $16.7 million of borrowings under a revolving credit line, $6.1 million of borrowings under international lines of credit, a $25.3 million term loan, a $24.5 million term loan and $0.8 million of other borrowings. The revolving bank credit line commitment as amended on December 31, 1996 is $30 million, will be available to the Company through December 31, 2000 and is subject to a borrowing base formula. The agreement provides for borrowings and letters of credit based on collateralized accounts receivable and inventory. In addition, all of the remaining assets of the Company and its subsidiaries are included as collateral. Letters of credit, which are included in the borrowing base formula, are limited to $5 million. Letters of credit under the line at March 31, 1997 were $0.1 million. The total commitment from the international lines of credit as amended on December 31, 1996 is $10 million and has the same availability and collateral as the revolving credit line, but is not subject to a borrowing base formula. Interest on the revolver and international lines of credit are tied to the primary bank's prime rate, or, at the Company's option, the London Interbank Offered Rate (LIBOR) plus a margin that varies depending upon the Company's achievement of certain operating and financial goals.

The $25.3 million (which includes $7.6 million and $6.3 million payable in Deutsche Mark and pound sterling, respectively) and $24.5 million term loans are with the same lenders as the revolving and international lines of credit, are secured by the same collateral, and are due and payable on March 31, and June 30, 2002, respectively. The $25.3 million term loan had an additional $15 million available through March 1997 for future acquisitions. Quarterly principal payments on the $25.3 million term loan of $1.4 million, with escalations to $1.8 million and $2.8 million in June 1999 and June 2000, respectively, began on December 31, 1995, and are due and payable on the last day of each quarter through December 31, 2000. Interest on the $25.3 million term loan is tied to the lending bank's prime rate, or LIBOR, plus a margin that varies, depending on the Company's achievement of certain operating and financial goals. Principal payments on the $24.5 million term loan of $0.5 million are due and payable annually beginning on June 30, 1996 through June 30, 2000, with final balloon payments of $7.5 million and $15 million due and payable on June 30, 2001 and June 30, 2002, respectively. Interest on the $24.5 million term loan accrues at the primary lending bank's prime rate plus two percentage points. The agreement also gives the Company the option of using LIBOR plus three and one-quarter percentage points. At March 31, 1997, the Company had $49.9 million of borrowings utilizing LIBOR. The agreement as amended March 31, 1997, provides for additional term loans of $20 million.

The credit facility limits the Company's ability to pay dividends to 25% of net income and restricts capital expenditures to $9 million annually, as well as containing other customary financial covenants.

Other - Other long-term debt is comprised principally of an obligation due under a collateralized borrowing arrangement with a fixed interest rate of 3% due December 2004 and loans on life insurance policies owned by the Company with a fixed interest rate of 5%.

                           TRANSTECHNOLOGY CORPORATION

Debt maturities (in thousands):

               1998 (current)                  $ 5,907
               1999                              5,852
               2000                              7,180
               2001                              8,588
               2002                             30,373
               Thereafter                       15,523
                                               -------
              Total                            $73,423
                                               -------

7.       STOCKHOLDERS' EQUITY AND EMPLOYEE/DIRECTOR STOCK OPTIONS

Under the terms of the Company's amended and restated 1992 long-term incentive plan, 570 thousand of the Company's common shares may be granted as stock options or awarded as restricted stock to officers, directors and certain employees of the Company through September 2002. Option exercise prices equal the market price of the common shares at their grant dates. Options expire not later than five years after the date of the grant. Options granted vest ratably over three years beginning one year after the date of grant. Restricted stock is payable in equivalent number of common shares; the shares are distributable in a single installment and vest ratably over a three year period from the date of the award.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," in October 1995. Under SFAS No. 123, companies can either continue to account for stock compensation plans pursuant to existing accounting standards or elect to expense the value derived from using an option pricing model such as Black-Scholes. The Company will continue to apply existing accounting standards. However, SFAS No. 123 requires disclosure of pro forma net income and earnings per share as if the Company had adopted the expensing provisions of SFAS No.
123. Based on Black-Scholes values, pro forma net income for 1997 and 1996 would be $8.7 million and $7.4 million, respectively; pro forma earnings per common share for 1997 and 1996 would be $1.73 and $1.45, respectively.

The following table summarizes stock option activity over the past two years under the plan:

                                               WEIGHTED-
                                                AVERAGE
                                   NUMBER      EXERCISE
                                  OF SHARES      PRICE

Outstanding at April 1, 1995       375,015      $12.37
  Granted                          109,000       12.40
  Exercised                        (20,308)       9.22
  Canceled or expired              (55,111)      13.12
                                   -------
Outstanding at March 31, 1996      408,596       12.62
  Granted                           97,000       16.85
  Exercised                        (30,381)      12.04
  Canceled or expired              (11,001)      12.55
                                   -------
Outstanding at March 31, 1997      464,214       13.54
                                   -------
Options exercisable at
  March 31, 1996                   177,253       11.97
Options exercisable at
  March 31, 1997                   264,211       12.26

In 1997 and 1996, the Company awarded restricted stock totaling 6,435 and 18,267 shares, respectively. The weighted-average fair value of this restricted stock was $17.25 and $13.33 in 1997 and 1996, respectively. The expense recorded in 1997 and 1996 for restricted stock awards was $159 thousand and $122 thousand, respectively.

The weighted-average Black-Scholes value per option granted in 1997 and 1996 was $13.55 and $10.28, respectively. The following weighted-average assumptions were used in the Black-Scholes option pricing model for options granted in 1997 and 1996:

                                         1997      1996
Dividend yield                           1.4%      2.0%
Volatility                              29.0%     25.0%
Risk-free interest rate                  6.2%      5.7%
Expected term of options (in years)        4         4


                           TRANSTECHNOLOGY CORPORATION

For options outstanding and exercisable at March 31, 1997, the exercise price ranges and average remaining lives were:

                          OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
               ---------------------------------------   --------------------------
                  NUMBER       WEIGHTED-     WEIGHTED-      NUMBER        WEIGHTED-
   RANGE OF     OUTSTANDING     AVERAGE      AVERAGE      EXERCISABLE      AVERAGE
   EXERCISE         AT         REMAINING     EXERCISE         AT           EXERCISE
    PRICES     MARCH 31, 1997    LIFE        PRICE       MARCH 31, 1997     PRICE

  $ 9 to $14     232,214              2      $11.24          174,213     $    10.77
  $15 to $19     232,000              3       15.85           89,998          15.13
                 -------       --------      ------       ----------     ----------
                 464,214              3      $13.54          264,211     $    12.26
                 -------                                  ----------


8. EMPLOYEE BENEFIT PLANS

The Company has an incentive bonus plan which provides for cash payments to selected employees based upon formulas approved by the Board of Directors. Provisions for awards under the plan approximated $1.6 million, $1.7 million and $1.2 million in 1997, 1996 and 1995, respectively. The Company has two defined contribution plans covering substantially all domestic employees. Contributions are based on certain percentages of an employee's eligible compensation. Expenses related to these plans were $2.5 million, $2.2 million and $1.6 million in 1997, 1996 and 1995, respectively.

The Company provides postretirement benefits to union employees at one of the Company's divisions. The Company continues to fund these benefits on a pay-as-you-go basis.

The components of net postretirement benefit cost for the years ended March 31 were as follows (in thousands):

                               1997     1996      1995
Service cost (benefits
  earned during the year)      $ 3     $  88      $ 94
Interest cost on projected
  postretirement
  benefit obligation            79       168       168
Amortization of transition
  obligation                    --       101       101
Amortization of net gain        --       (10)      --
                               ---     -----      ----
Total postretirement
  benefit cost                 $82     $ 347      $363
                               ---     -----      ----

The accumulated postretirement benefit obligation and funded status at March 31 were as follows (in thousands):

                                                     1997         1996
Accumulated postretirement benefit obligation:
  Retirees                                         $  (920)     $  (774)
  Fully eligible plan participants                     (20)        (365)
  Other active plan participants                       (70)      (1,161)
                                                   -------      -------
Accumulated postretirement benefit
  obligation in excess of plan assets               (1,010)      (2,300)
Unrecognized net gain                                   (6)        (217)
Unrecognized transition obligation                    --          1,724
                                                   -------      -------
Accrued postretirement
  benefit liability                                $(1,016)     $  (793)
                                                   -------      -------

As of March 31, 1997 the Plan was amended reducing the remaining service lives of participants and limiting certain benefits provided by the Plan. The curtailment resulted in an additional 1997 expense of approximately $530 thousand.

Accrued postretirement benefit cost is included in other liabilities on the balance sheet.

The assumed health care cost trend rates used for measurement purposes was 12% for 1997 and 1996, trending down 1% each year to 10% in 1999 and then decreasing
 .5% each year to 6.0% in 2007 and beyond, for substantially all participants. The weighted-average discount rate used was 7.5% at March 31, 1997 and 1996.

A 1% increase in health care trend rate would increase the annual expense by approximately 12.2% for the year ended March 31, 1997 and accumulated postretirement benefit obligation by approximately 13.6% at March 31, 1997.

                           TRANSTECHNOLOGY CORPORATION

In addition, the Company maintains several defined benefit retirement plans for certain non-U.S. employees. Funding policies are based on local statutes. Net periodic pension cost for the plans for the years ended March 31 includes the following (in thousands):

                                  1997      1996

Service cost                      $ 49     $ 40
Interest cost                      436      343
Net deferral and amortization       43       34
                                  ----     ----
Net periodic pension cost         $528     $417
                                  ----     ----


The following table sets forth the funded status of the plans at March 31 (in thousands):

                                           1997        1996

Total accumulated benefit obligation     $5,408     $ 6,370
                                         ------     -------
Projected benefit obligation             $5,489     $ 6,615
Unrecognized net gain (loss)                 75        (245)
                                         ------     -------
Unfunded accrued pension cost
  (included in other long-term
  liabilities)                           $5,564     $ 6,370
                                         ------     -------

In determining the projected benefit obligation, the discount rates were 7.25% and 7.5% at March 31, 1997 and 1996, respectively, and the rates of salary increases were 2.5% and 3% in 1997 and 1996, respectively.


9. FINANCIAL INSTRUMENTS

Interest Rate Swap Agreements - The Company periodically enters into interest rate swap agreements to effectively convert all or a portion of its floating-rate debt to fixed-rate debt in order to reduce the Company's risk to movements in interest rates. Such agreements involve the exchange of fixed and floating interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. Accordingly, the impact of fluctuations in interest rates on these interest rate swap agreements is fully offset by the opposite impact on the related debt. Swap agreements are only entered into with strong creditworthy counterparties. The swap agreements in effect were as follows:

                          NOTIONAL
                           AMOUNT                   RECEIVE    PAY
                       (IN THOUSANDS)  MATURITIES   RATE(1)    RATE
March 31, 1997              $25,000        8/98     5.56%     6.54%
                           DM12,648       12/98     3.31%     4.57%
March 31, 1996              $25,000        8/98     5.88%     6.54%
                           DM15,313       12/98     3.36%     4.57%

(1) Based on three-month LIBOR

Foreign Currency Exchange Agreements - The Company enters into forward foreign currency agreements to hedge foreign currency denominated debt instruments. Realized and unrealized gains and losses arising from forward currency contracts are recognized as adjustments to the gains and losses resulting from the underlying hedged transactions.

In addition, the Company enters into forward currency contracts to hedge certain foreign currency purchase commitments. Gains and losses from these transactions are included in the cost of the underlying purchases.

The table below summarizes by currency the contractual amounts of the Company's foreign exchange contracts at March 31, 1997. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent to sell foreign currencies (in thousands):

                                1997                  1996
                        -------------------     ---------------
                          BUY         SELL       BUY       SELL
Currency
     Deutsche Mark      $    96     $11,992     $1,015     $--
     Pound sterling        --         1,459       --        --
                        -------     -------     ------     ----
                        $    96     $13,451     $1,015     $--
                        -------     -------     ------     ----

Fair Value of Financial Instruments - The fair values of cash and cash equivalents, receivables and notes receivable approximate their carrying values due to the short-term nature of the instruments.

The fair value of the Company's long-term notes receivable and debt approximates their carrying values due to the variable interest-rate feature of the instruments. The fair values of the Company's interest rate swaps and forward foreign exchange agreements are the estimated amounts the Company would have to
(pay) or receive to terminate the agreements at March 31, 1997 based upon quoted market prices as provided by financial institutions which are counterparties to the agreements and were as follows (in thousands):

                           1997            1996
                       (PAY) RECEIVE   (PAY) RECEIVE
Interest rate swap
  agreements              $  (240)     $(1,397)
Forward foreign
  exchange agreements       1,329           30


                           TRANSTECHNOLOGY CORPORATION

10. COMMITMENTS

Rent expense under operating leases, net of subleases, for the years ended March 31, 1997, 1996, and 1995 was $2.3 million, $2.0 million and $1.8 million, respectively. The Company has no material capital leases.

The Company and its subsidiaries have minimum rental commitments under noncancellable operating leases (relating primarily to leased buildings) which are as follows (in thousands):

YEAR ENDING
MARCH 31,
1998                                    $   2,669
1999                                        2,117
2000                                        1,032
2001                                          604
2002                                          489
Thereafter                                    132
                                        ---------
Total                                   $   7,043
                                        ---------

Included in the above amounts is the aggregate lease commitment associated with the Company's former corporate office which has been subleased. Future sublease rentals receivable at March 31, 1997 totalled $0.6 million. Other long-term liabilities at March 31, 1997 include a $0.1 million obligation associated with the lease which expires in July 1998.


11. CONTINGENCIES

ENVIRONMENTAL MATTERS. The Company has commenced environmental site assessments and cleanup feasibility studies to determine the presence, extent and sources of any environmental contamination at a site in Pennsylvania which continues to be owned although the related business has been sold. Although no governmental action requiring remediation has been taken at this time, the Company is working in cooperation with the relevant state authority and any remedial work required to be performed would be subject to its approval. A design report for implementation of a portion of a remedy at the Pennsylvania site has been prepared and submitted to the state. At March 31, 1997, the balance of the Company's cleanup reserve was $2.1 million payable over the next several years. In addition, the Company is pursuing recovery of a portion of cleanup costs in litigation with several of its insurance carriers. The Company expects that remediation work at the Pennsylvania site will not be completed until fiscal 2000.

The Company also continues to participate in environmental assessments and remediation work at twelve other locations, which include operating facilities, facilities for sale, and previously owned facilities. The Company estimates that its potential cost for implementing corrective action at these sites will not exceed $1.0 million payable over the next several years, and has provided for the estimated costs in its accrual for environmental liabilities.

In addition, the Company has been named as a potentially responsible party in five environmental proceedings pending in several other states in which it is alleged that the Company was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Company was an owner or operator. Such properties generally relate to businesses which have been sold or discontinued. It is not possible to reliably estimate the costs associated with any remedial work to be performed until studies at these sites have been completed, the scope of work defined and a method of remediation selected and approved by the relevant state authorities, and the costs allocated among the potentially responsible parties.

LITIGATION. The Company is also engaged in various other legal proceedings incidental to its business.

It is the opinion of management that, after taking into consideration information furnished by its counsel, the above matters will have no material effect on the Company's consolidated financial position or the results of the Company's operations in future periods.


12. SUBSEQUENT EVENTS

On April 17, 1997, the Company acquired all of the outstanding stock of TCR Corporation for $32.6 cash million plus other contingent consideration. TCR, located in Minneapolis, produces externally threaded fasteners and related products for the automotive, heavy vehicle, marine and industrial markets. TCR sales were approximately $23 million for calendar year 1996.

The acquisition was financed by a term loan under the Company's credit agreement resulting in increased annual principal payments of approximately $3.4 million beginning June 1997.

                           TRANSTECHNOLOGY CORPORATION

13. SEGMENT AND GEOGRAPHIC INFORMATION

The Company develops, manufactures and sells, primarily, specialty fastener products and rescue hoist and cargo hook products. Specialty Fastener Products include gear-driven band fasteners, threaded fasteners and retaining rings for the marine, auto, toy, aircraft, heavy equipment and industrial machinery industries. Rescue Hoist and Cargo Hook Products include lifting, control, and restraint devices - principally helicopter rescue hoists and external hook systems, winches and hoists for aircraft and weapon-handling systems, and aircraft and cargo tie-downs.

Operating profit is net sales less operating expenses. General corporate expenses, interest and income taxes have not been deducted in determining operating profit. Assets, depreciation and amortization, and capital expenditures are those identifiable to a particular segment by their use. Approximately 9%, 8% and 18% of sales from continuing operations in 1997, 1996 and 1995, respectively, were derived from sales to the United States Government and its prime contractors which are attributable primarily to the Rescue Hoist and Cargo Hook Products Segment.

                                                                                   DEPRECIATION/
                      FISCAL                         OPERATING      CAPITAL         AMORTIZATION      IDENTIFIABLE
(IN THOUSANDS)         YEAR            SALES         PROFIT(1)   EXPENDITURES(2)      EXPENSE(2)         ASSETS
------------------------------------------------------------------------------------------------------------------
Specialty fastener     1997          $ 144,197       $ 24,040       $4,715            $  5,881          $140,960
products               1996            127,487         23,702        5,171               4,710           138,001
                       1995             71,103         16,500        3,193               1,906            60,986
------------------------------------------------------------------------------------------------------------------
Rescue hoist and       1997             34,487          7,483          618                 645            26,146
cargo hook products    1996             30,537          4,928          901                 756            26,334
                       1995             30,019            160          469                 605            24,493
------------------------------------------------------------------------------------------------------------------
Total segments         1997            178,684         31,523        5,333               6,526           167,106
                       1996            158,024         28,630        6,072               5,466           164,335
                       1995            101,122         16,660        3,662               2,511            85,479
------------------------------------------------------------------------------------------------------------------
Corporate              1997               --           (9,253)         144                 825            32,030
                       1996               --           (8,987)         399                 438            35,032
                       1995               --           (3,882)          64                 260            43,917
------------------------------------------------------------------------------------------------------------------
Corporate interest     1997               --            1,147         --                  --                --
and other income       1996               --              973         --                  --                --
                       1995               --              895         --                  --                --
------------------------------------------------------------------------------------------------------------------
Interest expense       1997               --           (6,797)        --                  --                --
                       1996               --           (6,316)        --                  --                --
                       1995               --           (2,831)        --                  --                --
------------------------------------------------------------------------------------------------------------------
Consolidated           1997          $ 178,684       $ 16,620       $5,477            $  7,351          $199,136
                       1996            158,024         14,300        6,471               5,904           199,367
                       1995            101,122         10,842        3,726               2,771           129,396
------------------------------------------------------------------------------------------------------------------

(1) Operating profit represents net sales less operating expenses which include all costs and expenses related to the Company's operations in each segment. General corporate expenses and interest and other income earned at the corporate level are included in the corporate section. Interest expense is also separately reported. The amount of the "Consolidated" line represents "Income from Continuing Operations Before Income Taxes." Loss from discontinued operations is not included.

(2) The capital expenditures and depreciation/amortization expense from discontinued operations are excluded from the above schedule.

In 1997, 1996 and 1995, the Company had revenues from export sales as follows (in thousands):

LOCATION                                 1997         1996         1995
Western Europe                         $ 8,349      $ 7,230      $ 6,641
Canada                                   6,316        6,323        5,896
Pacific and Far East                     3,027        2,312        1,638
Mexico, Central and South America        1,751          851        1,015
Middle East                                194          167          114
Other                                      156           22          136
                                       ---------------------------------
Total                                  $19,793      $16,905      $15,440
                                       ---------------------------------

                           TRANSTECHNOLOGY CORPORATION

Results set forth below for international operations represent sales and operating income of foreign-based Company operations (in thousands):

                                                     1997            1996
Net sales:
  Domestic operations                             $ 120,655       $ 112,860
  International operations (1)                       58,029          45,164
                                                  -------------------------
Net sales                                         $ 178,684       $ 158,024
                                                  -------------------------
Operating income:
  Domestic operations                             $  24,991       $  22,454
  International operations (1)                        6,532           6,176
                                                  -------------------------
            Operating income                         31,523          28,630
Interest expense                                     (6,797)         (6,316)
Corporate expense and other                          (8,106)         (8,014)
                                                  -------------------------
Income from continuing operations before tax      $  16,620       $  14,300
                                                  -------------------------
Identifiable assets:
  Domestic operations                             $  94,794       $  96,944
  International operations (1)                       72,312          67,391
  Corporate                                          32,030          35,032
                                                  -------------------------
Total assets                                      $ 199,136       $ 199,367
                                                  -------------------------


(1) International operations are primarily located in Europe. Prior to 1996 the Company had no significant international operations.


14.  UNAUDITED QUARTERLY FINANCIAL DATA
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                           FIRST         SECOND          THIRD         FOURTH
                                          QUARTER        QUARTER        QUARTER        QUARTER         TOTAL
1997
Net sales                                $ 44,640       $ 43,580       $ 42,851       $ 47,613       $ 178,684
Gross profit                               13,701         12,496         13,990         16,017          56,204
Income from continuing operations           2,097          1,727          3,020          2,878           9,722
Loss from discontinued operations            (269)          (206)          (199)          (260)           (934)
                                         ---------------------------------------------------------------------
            Net income                   $  1,828       $  1,521       $  2,821       $  2,618       $   8,788
                                         ---------------------------------------------------------------------
Earnings (loss) per share (a):
  Income from continuing operations      $   0.41       $   0.34       $   0.60       $   0.55       $    1.92
  Loss from discontinued operations         (0.05)         (0.04)         (0.04)         (0.05)          (0.18)
                                         ---------------------------------------------------------------------
Net income                               $   0.36       $   0.30       $   0.56       $   0.50       $    1.74
                                         ---------------------------------------------------------------------
1996
Net sales                                $ 26,207       $ 43,861       $ 41,087       $ 46,869       $ 158,024
Gross profit                                8,268         11,889         13,818         16,623          50,598
Income from continuing operations           1,733          1,343          2,793          2,639           8,508
Loss from discontinued operations            (172)          (149)          (447)          (366)         (1,134)
                                         ---------------------------------------------------------------------
            Net income                   $  1,561       $  1,194       $  2,346       $  2,273       $   7,374
                                         ---------------------------------------------------------------------
Earnings (loss) per share:
  Income from continuing operations      $   0.34       $   0.26       $   0.55       $   0.52       $    1.67
  Loss from discontinued operations         (0.03)         (0.03)         (0.09)         (0.07)          (0.22)
                                         ---------------------------------------------------------------------
Net income                               $   0.31       $   0.23       $   0.46       $   0.45       $    1.45
                                         ---------------------------------------------------------------------


(a) Calculation of earnings per share for the quarter ended March 31, 1997 includes common stock equivalents of approximately 170,000 shares relating to stock options.


                           TRANSTECHNOLOGY CORPORATION

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF TRANSTECHNOLOGY CORPORATION:

We have audited the accompanying consolidated balance sheets of TransTechnology Corporation and subsidiaries as of March 31, 1997 and 1996, and the related statements of consolidated operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of The New Seeger Group (whose members are consolidated subsidiaries) for the period ended March 31, 1996, which statements reflect total assets and total revenues constituting 32% and 28%, respectively, of the related consolidated totals for the year. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for The New Seeger Group for the period ended March 31, 1996, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of TransTechnology Corporation and subsidiaries at March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Parsippany, New Jersey
May 12, 1997

                           TRANSTECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company's fiscal year ends on March 31. Accordingly, all references to years in this Management's Discussion refer to the fiscal year ended March 31 of the indicated year. Also, when referred to herein, operating profit means net sales less operating expenses, without deduction for general corporate expenses, interest and income taxes.

Sales from continuing operations in 1997 were $178.7 million, an increase of $20.7 million or 13% from 1996, compared with a $56.9 million or 56% increase from 1995 to 1996. Gross profit in 1997 increased $5.6 million or 11% from 1996, compared with an increase of $21.4 million or 74% from 1995 to 1996. Operating profit from continuing operations for 1997 was $31.5 million, an increase of $2.9 million or 10% from 1996, compared with an increase of $12 million or 72% from 1995 to 1996. Changes in sales, operating profit and new orders from continuing operations are discussed below by segment, and additional information regarding industry segments is contained in Note 13 of the Notes to Consolidated Financial Statements.

Net income, including discontinued operations, for 1997 was $8.8 million or $1.74 per share compared to $7.4 million or $1.45 per share in 1996. These changes in net income were affected both by operating profit, as discussed in the Business Segment sections below, and by discontinued operations, as discussed in the Discontinued Operations section below. Net losses from discontinued operations, including disposal losses, were $0.9 million or $.18 per share in 1997 and $1.1 million or $.22 per share in 1996.

In the first quarter of 1997 the Company acquired the Pebra hose clamp business as discussed below in the Acquisitions section and the Business Segment section.

Excluding corporate expense allocations of $0.3 million to a discontinued operation in 1996 and a $2.6 million fourth quarter 1996 pre-tax charge to continuing operations to write down the carrying value of equity securities acquired from the sale of its tear gas division to their current market value when the decline in value of those securities was determined to be other than temporary, general corporate expense increased in 1997 by approximately $2.5 million or 38% over 1996. This increase was primarily due to the Company accruing, as corporate expense, approximately $1 million in 1997 relating to the long-term incentive plan which the Company expects to pay in early fiscal 1999, increased business development costs, the relocation of the corporate office out of an operating division's building, and increased staffing.

Interest expense increased $0.5 million in 1997 from 1996 and $3.5 million in 1996 from 1995 primarily as a result of increased bank borrowings related to the acquisition of the Seeger Group of companies, as further discussed below in the Liquidity and Capital Resources section.


                           TRANSTECHNOLOGY CORPORATION

New orders received during 1997 totaled $192.1 million, an increase of $29.5 million or 18% from 1996. New orders received during 1996 totaled $162.6 million, an increase of $58.1 million or 56% from 1995. At March 31, 1997, total backlog of unfilled orders was $66.5 million compared to $62.3 million and $34.4 million at March 31, 1996 and 1995, respectively. New orders and backlog by industry segment are discussed below.

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which the Company adopted during fiscal 1997 with no material impact on the carrying values of the assets covered by this standard. Also in 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees," and provide pro forma footnote disclosures under the fair value method in SFAS No. 123. The Company will continue to apply the principles of APB No. 25 and has provided pro forma fair value disclosures in Note 7 of the Notes to Consolidated Financial Statements. In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which establishes standards for computing and presenting earnings per share. This statement is effective for the Company's fiscal year ending March 31, 1998. The Company believes that the effect of implementing this standard will result in a basic earnings per share amount which will not be materially different from primary earnings per share as currently reported.

SPECIALTY FASTENER PRODUCTS SEGMENT 1997 COMPARED WITH 1996

Sales for the Specialty Fastener Products segment were $144.2 million in 1997, an increase of $16.7 million or 13% from 1996. The increase in sales was primarily due to the inclusion of twelve months of Seeger group operations in 1997 versus nine months of operations in 1996; the inclusion of nine months of operations of the Pebra hose clamp business in 1997; and overall increased volume of domestic gear-driven fasteners in 1997 as compared to 1996. Additionally, specialty fastener sales were negatively impacted in 1997 by a weakened economy in Europe and a stronger dollar versus Deutsche Mark as compared to last year.

Operating profit for the Specialty Fastener Products segment was $24 million in 1997, an increase of $0.3 million or 1% from 1996. The primary factors contributing to the segment's increased operating profit in 1997 were the sales increases over the prior year as mentioned above, which were offset by lower margins in Europe; the result of excess capacity which increased competition, lowered sales, and resulted in lower factory operating efficiencies; and the stronger dollar versus Deutsche Mark.

In 1997, new orders in the Specialty Fastener Products segment increased $33.1 million or 27% from 1996. The primary reasons for the increase were the same as those noted in the paragraph above relative to the increase in sales. Backlog of unfilled orders was $36.1 million at March 31, 1997 compared to $31.4 million at March 31, 1996.

During 1997 the Company began the consolidation and standardization of its overseas retaining ring manufacturing operations by completing the installation of a new business information system and commencing the closing of one of its two

                           TRANSTECHNOLOGY CORPORATION
retaining ring factories in Germany. Production from this factory will be transferred primarily to the Company's UK manufacturing facility. Additionally, commencing in 1997 and continuing through 1998, the Company will pursue the process of consolidating its domestic retaining ring manufacturing and distribution facilities.

1996 COMPARED WITH 1995

Sales for the Specialty Fastener Products segment were $127.5 million in 1996, an increase of $56.4 million or 79% from 1995. The increase in sales was primarily due to the inclusion of nine months of Seeger Group operations in 1996, and to a lesser extent, the inclusion of twelve months of Industrial Retaining Ring Company operations in 1996 versus eight months in 1995, and increased industrial and heavy truck OEM demand for gear-driven band fasteners in fiscal 1996.

Operating profit for the Specialty Fastener Products segment was $23.7 million in 1996, an increase of $7.2 million, or 44%, from 1995. The primary factors contributing to the segment's increased operating profit in 1996 were the same as those noted in the preceding paragraph relative to the increase in sales.

In 1996, new orders in the Specialty Fastener Products segment increased $48.8 million or 66% from 1995. The primary reasons for the increase were the same as those noted in the paragraph above relative to the increase in sales. Backlog of unfilled orders was $31.4 million at March 31, 1996, compared to $12.7 million at March 31, 1995.

RESCUE HOIST AND CARGO HOOK PRODUCTS SEGMENT 1997 COMPARED WITH 1996

Sales for the Rescue Hoist and Cargo Hook Products segment were $34.5 million in 1997, an increase of $4 million or 13% from 1996. This increase included both the rescue hoist systems and related spare parts and tie-down product lines, and was offset by lower cargo hook sales in 1997 as compared to 1996. These increases and decreases in sales were primarily due to customer timing and placement of new orders.

The Rescue Hoist and Cargo Hook Products segment reported an operating profit of $7.5 million in 1997, an increase of $2.6 million or 52% from 1996. The increase was primarily due to plant operating efficiency improvements, higher sales volume and product mix, and inventory utilization improvements.

In 1997 new orders in the Rescue Hoist and Cargo Hook Products segment decreased by $3.6 million or 9% from 1996. This decrease was primarily due to customer timing of order placement and an unusually high level of orders in 1996. At March 31, 1997, the backlog of unfilled orders was $32.5 million, compared to $30.9 million at March 31, 1996.

1996 COMPARED WITH 1995

Sales for the Rescue Hoist and Cargo Hook Products segment were $30.5 million in 1996, an increase of $0.5 million or 2% from 1995. All three product lines in this segment, rescue hoists and related spare parts, cargo hooks, and tie-downs, had little change in sales from 1995 levels.

The Rescue Hoist and Cargo Hook Products segment reported an operating profit of $4.9 million in 1996, compared to $0.2 million in 1995. This improvement was accomplished primarily because of higher plant operating efficiencies, price adjustments and better inventory utilization.

In 1996 new orders in the Rescue Hoist and Cargo Hook Products segment increased by $9.3 million or 31% from 1995. This increase, led by the rescue hoist product line, was primarily due to increased marketing efforts and customer timing of order placement. At March 31, 1996, the backlog of unfilled orders was $30.9 million, compared to $21.8 million at March 31, 1995.


                           TRANSTECHNOLOGY CORPORATION

ACQUISITIONS

In the first quarter of 1997 the Company acquired the Pebra hose clamp business from Pebra GmbH Paul Braun i.K. for approximately $3 million in cash plus direct acquisition costs. Pebra is located in Frittlingen, Germany and manufactures heavy duty hose clamps primarily for use in the production of heavy trucks in Europe. In 1996 the Company acquired the Seeger Group of companies from a unit of AB SKF of Goteborg, Sweden for approximately $43 million in cash plus direct acquisition costs and the assumption of trade debt and accrued expenses. The Seeger Group, headquartered in Konigstein, Germany, manufactures circlips, snap rings and retaining rings primarily used in the production of automobiles, trucks, industrial equipment and appliances. The Seeger Group operated under the trade names "Seeger", "Anderton", and "Waldes" at its manufacturing facilities located in Germany, the UK, Brazil and the U.S.A.

In 1995 the Company acquired all of the outstanding capital stock of Industrial Retaining Ring Company and its affiliated companies for a total purchase price of $15.3 million in cash and the assumption of liabilities. Industrial Retaining Ring Company manufactures retaining rings and clips used primarily in the heavy equipment and industrial machinery industries.

On April 17, 1997, the Company acquired all of the outstanding stock of TCR Corporation for $32.6 million in cash plus other contingent consideration. Located in Minneapolis, TCR produces externally threaded fasteners and related products for the automotive, heavy vehicle, marine and industrial markets. TCR's sales for the year ended December 31, 1996, were approximately $23 million.

DISCONTINUED OPERATIONS

In 1996 the Company sold the domestic and European portions of its computer graphics service operations, respectively, in two separate transactions to two different buyers. These businesses operated under the name TransTechnology Systems & Services and were classified as discontinued operations in 1995. The sale of the domestic portion for $0.7 million in cash and $0.6 million in notes receivable was for book value, and the sale of the European portion for $0.1 million in cash and $0.2 million in notes receivable resulted in an after-tax gain on disposal of $0.1 million in 1996. Additional after-tax disposal costs of $0.2 million were recorded in 1997 in connection with these sales.

Also in 1996, the Company sold its Electronics division for $4.4 million in cash and $9.6 million in notes receivable. The sale of this operation resulted in an after-tax gain on disposal of $0.2 million.

In 1995 the Company sold substantially all of the assets and business of its chaff products operation for $6.7 million in cash. The sale of this operation resulted in an after-tax loss on disposal of $0.4 million. Additional after-tax disposal costs of $0.2 million were recorded in 1996 in connection with the sale. The Company retained the chaff avionics product line and negotiated its sale separately in 1996 for $0.3 million in cash and $0.7 million in notes receivable, resulting in an after-tax gain on disposal of $0.4 million. In the fourth quarter of 1996, the Company recorded an after-tax charge of $0.4 million to record the anticipated loss on the sale of the facility that was formerly used by this operation which was subsequently sold in the first quarter of 1997. Additional after-tax disposal costs of $0.1 million were recorded in 1997 related to the final sale of this facility.


                           TRANSTECHNOLOGY CORPORATION

Additional after-tax costs of $0.6 million, $0.7 million and $1.9 million were recorded in 1997, 1996 and 1995, respectively, in connection with other previously discontinued and sold operations. These additional costs represent adjustments to previous estimates related primarily to environmental and legal matters.

LIQUIDITY AND CAPITAL RESOURCES

The Company's debt-to-capitalization ratio was 49%, 52% and 38% as of March 31, 1997, 1996 and 1995, respectively. The current ratio at March 31, 1997, was 2.54, compared to 2.51 and 3.25 at March 31, 1996 and 1995, respectively. Working capital was $59.1 million at March 31, 1997, up $1.8 million from 1996 and $6 million from 1995.

At March 31, 1997, the Company's debt consisted of $16.7 million of borrowings under a revolving credit line ("the Revolver"), $6.1 million of borrowings under international lines of credit ("the International Lines of Credit"), a $25.3 million term loan ("Term loan A"), a $24.5 million term loan ("Term Loan B") and $0.8 million of other borrowings. The Revolver commitment, as amended on December 31, 1996, of $30 million will be available to the Company through December 31, 2000 and is subject to a borrowing base formula. The Company's credit agreement with a group of commercial banks provides for borrowings and letters of credit based on collateralized accounts receivable and inventory. In addition, all of the remaining assets of the Company and its subsidiaries are included as collateral. Letters of credit, which are included in the borrowing base formula, are limited to $5 million. Letters of credit under the line at March 31, 1997 were $0.1 million. The total commitment under the International Lines of Credit, as amended on December 31, 1996, is $10 million and subject to the same availability and collateral as the revolver, but is not subject to a borrowing base formula. Interest on the Revolver and International Lines of Credit is tied to the primary bank's prime rate, or at the Company's option, the London Interbank Offered Rate ("LIBOR") plus a margin that varies depending upon the Company's achievement of certain operating and financial goals.

As of March, 31, 1997, the availability under Term Loan A was increased by $20 million giving the Company a total of $35 million available for acquisitions. $32.6 million of this amount was used by the Company on April 17, 1997 to acquire all of the outstanding stock of TCR Corporation. Term Loans A and B are with the same lenders and are secured by the same collateral as the Revolver and International Lines of Credit and are due and payable on March 31 and June 30, 2002, respectively.

Subsequent to the acquisition of TCR Corporation and related debt increase of $32.6 million on April 17, 1997, quarterly principal payments on Term Loan A are $2.2 million and begin on June 30, 1997, with escalations to $3 million, $3.2 million and $4 million in June 1998, 1999 and 2000, respectively. Interest on Term Loan A is tied to the lending bank's prime rate, or LIBOR, plus a margin that varies depending on the Company's achievement of certain operating and financial goals. Annual principal payments on Term Loan B of $0.5 million are due through June 30, 2000, with final balloon payments of $7.5 million and $15 million due on June 30, 2001 and 2002, respectively. Interest on Term Loan B accrues at the primary lending bank's prime rate plus two percentage points. The credit agreement also gives the Company the option of using LIBOR plus three and one-quarter percentage points. At March 31, 1997, $49.9 million of the Company's outstanding borrowings utilized LIBOR.


                           TRANSTECHNOLOGY CORPORATION

As of March 31, 1997, the Company's credit agreement was amended to increase the capital expenditures limitation to $9 million annually. Additionally, the credit agreement contains other customary financial covenants including a limit on the Company's ability to pay dividends at 25% of net income.

Through March 31, 1996, the Company purchased 177,500 shares of the Company's common stock under a 1994 authorization at an aggregate cost of $2.2 million. In 1997 the Company obtained a special authorization and purchased 100,000 shares of the Company's common stock from a private estate at an aggregate price of $1.6 million.

In 1997 the Company completed the sale of a facility formerly used by the chaff products operation for $2.1 million, the proceeds of which were used to reduce the Company's Revolver.

Management believes that the Company's anticipated cash flow from operations, combined with the bank credit agreement described above, will be sufficient to support working capital requirements, capital expenditures and dividend payments at their current or expected levels. Capital expenditures in 1997 were $5.5 million as compared with $6.5 million in 1996, with capital expenditures for the fastener segment being much larger than those required by the rescue hoist and cargo hook segment.

The Company is subject to various contingencies related to land and groundwater contamination at several facilities. Expenditures made pursuant to the remediation and restoration of these sites approximated $1.1 million in 1997 and $1.3 million in 1996. These expenditures are primarily of a non-recurring nature and are not capitalized. These matters are described further in Note 11 of the Notes to Consolidated Financial Statements. The Company expects similar expenditures in 1998 to be in the same range. Management believes that, after taking into consideration information provided by counsel, the resolution of these matters will not have a material adverse effect on the Company's liquidity. Additionally, management believes that the Company's cash flow from operations, combined with the bank credit agreement described above, will be sufficient to cover such future expenditures.



                           TRANSTECHNOLOGY CORPORATION

    DIRECTORS

 *  Gideon Argov
    Chairman of the Board, President
    and Chief Executive Officer
    Kollmorgen Corporation
    (High-performance motion control systems)

*+  Walter Belleville
    Chairman and Chief Executive Officer
    ATI Machinery, Inc.
    (Heavy machinery)

 #  Michael J. Berthelot
    Chairman of the Board and
    Chief Executive Officer
    TransTechnology Corporation

    Patrick K. Bolger
    President and Chief Operating Officer
    TransTechnology Corporation

#+  Thomas V. Chema
    Partner, Arter & Hadden
    (Telecommunications consulting)

 +  Michel Glouchevitch
    Managing Director
    Triumph Capital Group

*#  James A. Lawrence
    Executive Vice President and
    Chief Financial Officer
    Northwest Airlines


    * Audit Committee
    # Nominating Committee
    + Incentives & Compensation Committee


    COUNSEL

    Hahn, Loeser & Parks
    Cleveland, Ohio


    AUDITORS

    Deloitte & Touche LLP
    Parsippany, New Jersey


    TRANSFER AGENT AND REGISTRAR

    Wachovia Bank & Trust Co., N.A.
    Winston-Salem, North Carolina


    CORPORATE OFFICERS

    Michael J. Berthelot
    Chairman of the Board and
    Chief Executive Officer

    Patrick K. Bolger
    President and Chief Operating Officer

    Joseph F. Spanier
    Vice President, Chief Financial Officer
    and Treasurer

    Chandler J. Moisen
    Executive Vice President

    Gerald C. Harvey
    Vice President, Secretary and
    General Counsel

    Winston Lau
    Vice President of Operations

    Monica Aguirre
    Assistant Secretary


    OPERATIONAL GROUPS

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

       INDUSTRIAL RETAINING RING (IRR)
       Multi-sized retaining rings
       57 Cordier Street
       Irvington, NJ 07111-4035
       201/926-5000
       Fax 201/926-4699

       SEEGER INC. (WALDES/TRUARC)
       Retaining rings and assembly tools
       500 Memorial Drive
       Somerset, NJ 08875
       908/469-7999
       Fax 908/469-2413


    THE SEEGER GROUP
    Retaining rings and circlips
    Wiesbadener Strasse 243
    D-61462 Konigstein, Germany
    49/6174 2050
    Fax 49/6174 205 100
    Ulf Jemsby - Managing Director

       SEEGER-ORBIS GmbH
       Konigstein, Germany
       Ulf Jemsby - Managing Director

        PEBRA GmbH BRAUN
        Frittlingen, Germany

       ANDERTON INTERNATIONAL LTD.
       Bingley, West Yorkshire, England

       SEEGER-RENO
       INDUSTRIA E COMERCIO LTD.
       Sao Paulo, Brazil
       Joan Scivoletto - Managing Director

    TCR CORPORATION
    Cold forged and machined products
    1600 67th Avenue North
    Minneapolis, MN 55430
    612/560-2200
    Fax 612/561-0949
    John Funk - Division President


    RESCUE HOISTS AND CARGO HOOKS

    BREEZE-EASTERN
    Lifting and restraint products
    700 Liberty Avenue
    Union, NJ 07083-4115
    908/686-4000
    Fax 908/686-9292
    Robert White - Division President

                                   150 Allen Road
                          Liberty Corner, New Jersey 07938
                                   908/903-1600
                                 fax 908/903-1616