Form 10-K, Exhibit 13
period 1998-03-31
TRANSTECHNOLOGY CORP
filed 1998-06-22
CIK 99359

                       [LOGO] TRANSTECHNOLOGY CORPORATION

                  engineered products for global partners (TM)

                                    [PHOTO]

                                  ANNUAL REPORT
                        Fiscal Year Ended March 31, 1998

TABLE OF CONTENTS:

1   SELECTED FINANCIAL DATA

2   LETTER TO SHAREHOLDERS

4   DOMESTIC AND INTERNATIONAL INDUSTRIAL PRODUCTS

6   AEROSPACE PRODUCTS

9   FINANCIAL INFORMATION

[4 BAR GRAPHS]

NET SALES
($ in Millions)
1994    81.9
1995   101.1
1996   158.0
1997   178.7
1998   204.0

INCOME FROM
CONTINUING
OPERATIONS
($ in Millions)

1994     5.8
1995     7.4
1996     8.5
1997     9.7
1998    12.0

DILUTED INCOME PER SHARE
FROM CONTINUING
OPERATIONS
(in Dollars)

1994    1.12
1995    1.44
1996    1.66
1997    1.87
1998    2.11

CAPITAL EXPENDITURES
($ in Millions)

1994     5.0
1995     5.0
1996     6.5
1997     5.5
1998     8.7



INVESTOR RELATIONS CONTACT
Michael J. Berthelot
Chairman of the Board and
Chief Executive Officer
TransTechnology Corporation
150 Allen Road
Liberty Corner, New Jersey 07938
908/903-1600

ANNUAL MEETING
The Annual Shareholders' Meeting will be held on Thursday, July 23, 1998 at the Somerset Hills Hotel, 200 Liberty Corner, Warren, New Jersey 07059.

FORM 10-K AND ADDITIONAL INFORMATION
The Company, upon request to the Investor Relations department, will provide to any shareholder a copy of the Form 10-K required to be filed with the Securities and Exchange Commission and any other available information.

SELECTED FINANCIAL DATA


The following table provides selected financial data with respect to the consolidated statements of operations of the Company for the fiscal years ended March 31, 1998, 1997, 1996, 1995 and 1994 and the consolidated balance sheets of the Company at the end of each such period.


SELECTED FINANCIAL DATA                                           YEARS ENDED MARCH 31,
(In thousands, except per share amounts)        1998         1997         1996         1995        1994
---------------------------------------------------------------------------------------------------------
Net sales                                    $ 203,928    $ 178,684    $ 158,024    $ 101,122    $ 81,873
---------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes                           20,153       16,620       14,300       10,842       8,860
Provision for income taxes                       8,162        6,898        5,792        3,457       3,060
---------------------------------------------------------------------------------------------------------
Income from continuing operations               11,991        9,722        8,508        7,385       5,800
Income (loss) from discontinued operations        (924)        (934)      (1,134)      (4,852)      1,084
---------------------------------------------------------------------------------------------------------
Net income                                   $  11,067    $   8,788    $   7,374    $   2,533    $  6,884
---------------------------------------------------------------------------------------------------------
  Earnings (loss) per share:
    Basic:
      Income from continuing operations      $    2.17    $    1.92    $    1.67    $    1.45    $   1.13
      Income (loss) from discontinued
        operations                               (0.17)       (0.18)       (0.22)       (0.95)       0.21
---------------------------------------------------------------------------------------------------------
Net income per share                         $    2.00    $    1.74    $    1.45    $    0.50    $   1.34
---------------------------------------------------------------------------------------------------------
    Diluted:
      Income from continuing operations      $    2.11    $    1.87    $    1.66    $    1.44    $   1.12
      Income (loss) from discontinued
        operations                               (0.16)       (0.18)       (0.22)       (0.95)       0.21
---------------------------------------------------------------------------------------------------------
Net income per share                         $    1.95    $    1.69    $    1.44    $    0.49    $   1.33
---------------------------------------------------------------------------------------------------------
Dividends declared and paid per share        $    0.26    $    0.26    $    0.26    $   0.255    $   0.24
---------------------------------------------------------------------------------------------------------
Total assets                                 $ 236,073    $ 199,136    $ 199,367    $ 129,396    $125,857
Long-term debt                               $  51,350    $  67,516    $  72,565    $  37,021    $ 33,168
Stockholders' equity                         $ 115,832    $  77,444    $  72,470    $  64,502    $ 65,953
Book value per share                         $   18.47    $   15.40    $   14.21    $   12.72    $  12.71
Shares outstanding at year-end                   6,272        5,028        5,099        5,070       5,189
---------------------------------------------------------------------------------------------------------

MARKET AND DIVIDEND DATA

                                                                        MARKET PRICE
                                                   ------------------------------------------------------
QUARTER ENDED                                          HIGH                  LOW               DIVIDENDS
---------------------------------------------------------------------------------------------------------
June 30, 1996                                      $  19-3/4            $  14-7/8             $  .065
September 30, 1996                                    18-5/8               17-3/8                .065
December 31, 1996                                     19-7/8               18                    .065
March 31, 1997                                        22-7/8               19-5/8                .065
---------------------------------------------------------------------------------------------------------
June 30, 1997                                         22-7/8               19-7/8                .065
September 30, 1997                                    26-11/16             22-3/4                .065
December 31, 1997                                     28-5/16              26                    .065
March 31, 1998                                        30-5/16              25-1/2                .065
---------------------------------------------------------------------------------------------------------


                          TRANSTECHNOLOGY CORPORATION

[PHOTO] MICHAEL J. BERTHELOT

FELLOW SHAREHOLDERS:

We are pleased to report that the fiscal year ended March 31, 1998 was the sixth consecutive year of growth for our Company, with revenues up 14%, income from continuing operations up 23%, and earnings per share up 13%. During fiscal 1998, our share price reached a ten year high and approached its all-time peak as we made significant progress toward achieving our financial and operating goals. We improved the profitability of our enterprises, completed an acquisition, strengthened our balance sheet and management structure, and planned for the future. It was, quite simply, a rewarding and successful year.

   The April 1997 acquisition of TCR Corporation, which manufactures specialty cold headed and screw machined products in Minneapolis, added another product line to our range of industrial component parts as well as a highly profitable and rapidly growing business. TCR made a solid contribution to fiscal 1998's results, and is poised to be a source of continued growth and contribution in the future.

   We also paid close attention to the operations already within our fold during fiscal 1998. We completed the closing of our Eichen, Germany, retaining ring facility, moving most of the work to our UK operation. We commenced the closure of our Somerset, New Jersey, retaining ring factory, with all of its manufacturing operations relocating to our Irvington, New Jersey, location, a process we anticipate completing in June, 1998. New division management teams were installed at several manufacturing facilities where results in the previous years failed to meet our expectations. Substantial capital expenditure projects, to reduce operating costs, improve productivity, and expand capacity, were begun at several of our divisions. Our philosophy towards our business is that if we do not take good care of those enterprises we already have in hand, it makes little sense to acquire more. We believe that the changes we have made in fiscal 1998 will give us the efficiency to improve operating income in fiscal 1999, and the capacity to produce solid revenue gains in fiscal 2000.

   One of the highlights of the past fiscal year was the successful sale of 1,154,000 shares of stock in November, 1997, at a price $1 per share higher than its price on the date the offering was announced. During fiscal 1998 we achieved a major internal goal when our Breeze Industrial, Breeze Eastern, and Seeger Orbis divisions each received ISO-9000 certification, joining Anderton and Seeger Reno which already held that certification. During the past year, our Seeger Reno and Palnut divisions have also received the coveted, and difficult to obtain, QS9000 certification which is mandatory in order to supply the domestic automotive industry.

   In the fourth quarter of fiscal 1998, we also bolstered the base for the future management of the company by reorganizing to more accurately reflect our approach to the markets served and to narrow the range of management responsibility. We believe the new structure will enable a clearer focus on current operations while simultaneously providing a management framework designed to allow a more aggressive acquisition pace in the future. With the appointment of Robert Tunno as President of Domestic Industrial Products, UIf Jemsby as President of International Industrial Products, and Robert White as President of Aerospace Products, our management team is set to continue growth through acquisitions in all of our geographic and product-line markets. An enhanced executive development and succession planning program, which began in fiscal 1998, is designed to provide the company with the management depth it will need in the future while broadening the career and personal growth opportunities for our best people.

   We enter fiscal 1999 with many projects on our plate, each closely linked to our financial and operating goals of $500 million in revenues, a 7% net income margin, 15% return on equity, 15% annual EPS growth, 35% debt to total capitalization, and a number one or two

                          TRANSTECHNOLOGY CORPORATION
global market share position in each of our product lines. Our primary fiscal 1999 operating objective is to successfully complete the consolidation of our domestic retaining ring operation in New Jersey. Close behind, however, are the rejuvenation of our assembly fastener business and our UK retaining ring business, as well as the implementation of major capital projects in our hose clamp and German retaining ring operations. The economies of our geographic markets are strong today and are expected to continue to strengthen in fiscal 1999, especially Germany. Our end user markets, although growing slowly, also remain strong. By maximizing the efficiency of our existing operations, we are trying to position ourselves not only to minimize our downside in the event of a slowdown, but to gain market share in strengthening markets. We expect fiscal 1999 to be a year of "project completions" in our various operations, with substantial improvement to the bottom line anticipated. As the results of these projects fall into place, we look for increasing growth in fiscal 2000.

   In the first quarter of fiscal 1999, TransTechnology developed and put forward to the commercial marketplace a unified image. Our newly designed logo and modernized typeface, a companywide style manual, a multi-divisional trade show booth, and a first ever corporate advertising campaign, are all designed to put the energy and resources of the world-wide TransTechnology organization before our customers. In conjunction with this project, we have undertaken a global survey of our customers and employees, in order to determine our current perception and to learn how we can better serve both groups. Our over-riding goal is to be known by our current and future customers as the company that is dedicated to engineered products for global partners.

   We also expect to pick up the pace of our acquisition program in fiscal 1999. In fiscal 1998, we felt it did not make sense to aggressively pursue acquisitions while addressing so many internal challenges. In fiscal 1999, however, with the solutions to those problems believed to be in place, we expect to return to the focused acquisition mode from which much of our previous growth has come. We believe that, with the restructuring of our management team, we are now positioned to be able to integrate at least one acquisition in each of our three Groups in fiscal 1999. With our March 31, 1998 debt level at our 35% goal, we have the balance sheet to finance these acquisitions, and the management team and disciplined process in place to properly integrate them.

   Fiscal 1999 will begin a new chapter in the management of the company, as we say thank you and Godspeed to three valued members of our management team who will retire. On June 30, Pat Bolger, a director and our President and Chief Operating Officer, and a man who has taught me much, will retire after more than eight years with the Company. In September we will bid a fond farewell to Chandler Moisen, who has served as our Chief Financial Officer and Executive Vice President (and troubleshooter) for seven years. And, in December 1998, Joao Scivoletto, President of our Seeger Reno operation in Brazil, will retire, concluding a 35-year career that began with SKF, the previous owner of Seeger Reno. We thank each of these gentlemen for their years of service to our Company, and wish them long and happy retirements. We will miss them.

   We look to fiscal 1999 with a continuing sense of hope, excitement, and challenge. There is much to do, and many obstacles, opportunities, and risks lie before us. I believe that our people, at every level, are up to the challenge of continuing to transform TransTechnology into a premier organization for our customers, employees, and shareholders.

   It is truly an honor for me to serve as the leader of an organization as fine as TransTechnology. I appreciate the dedication and hard work of each of our over 1,600 employees worldwide. I am thankful to have a strong and involved Board of Directors, who are a never-ending resource of advice and counsel. I am committed, along with the entire management team, to meeting the obligations to and expectations of our shareholders, who have placed their trust, confidence, and financial resources with us. We thank each of you for your support this past year, and look forward to continuing growth in the future.



/s/MICHAEL J. BERTHELOT
-----------------------
MICHAEL J. BERTHELOT

Chairman and
Chief Executive Officer


                           TRANSTECHNOLOGY CORPORATION

[PHOTO]
SEEGER
BORE USED IN GEARBOXES

[PHOTO]
BREEZE INDUSTRIAL
V-BAND

DOMESTIC AND INTERNATIONAL INDUSTRIAL PRODUCTS

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

[PIE CHART]

1998 Consolidated Sales
Allocation by Market Type

Consumer/Durables      3%
Industrial/Machinery   9%
Aerospace             17%
Heavy Truck OEM       21%
Automotive OEM        22%
Distribution          28%

RETAINING RINGS

TransTechnology is the world's largest manufacturer of retaining rings, with operations in the United States, Germany, England, and Brazil selling products under the brand names "SEEGER-ORBIS" (Germany), "SEEGER-RENO" (Brazil), "ANDERTON" (United Kingdom), and "WALDES/TRUARC/IRR" (United States). Retaining rings are highly engineered, usually to a customer's exacting specifications, and are used in transmissions, drive trains, and braking systems on automobiles, trucks, and off-road equipment. They also find application in industrial equipment, computers, photographic equipment, marine applications, and almost any situation where movement on a shaft must be restricted.

GEAR DRIVEN BAND FASTENERS

TransTechnology, through its BREEZE INDUSTRIAL PRODUCTS and PEBRA divisions, is the only full-line manufacturer of gear driven band clamps in the world. Breeze(R) and Pebra stainless steel clamps are well known for their quality and engineering. Breeze(R) T-Bolt and Constant Torque(R) clamp products are used in diesel engine, heavy truck, marine and off-road equipment applications throughout the world. Breeze is a certified supplier to Caterpillar, Paccar, and many other heavy equipment manufacturers. Breeze "Aero-Seal(R)", "Euro-Seal(R)" and "Power-Seal(R)" clamps are found in hardware, automotive and retail stores for use in repair, maintenance and overhaul applications, and are used by many manufacturers of industrial and consumer products. Pebra brand clamps are used primarily by European heavy truck and industrial product manufacturers.


                           TRANSTECHNOLOGY CORPORATION

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

EXTERNALLY THREADED AND SPECIALTY MACHINED PRODUCTS

TCR CORPORATION, acquired in April 1997, designs and manufactures sophisticated externally threaded fastening devices and custom industrial components, combining its expertise in cold forging and machining technologies. TCR products are used by industrial customers worldwide, with key market groups including the automotive, hydraulic and recreational product industries.

[PIE CHART]

1998 FASTENER SALES
ALLOCATION BY MARKET TYPE

Consumer/Durables      4%
Industrial Machinery  11%
Heavy Truck OEM       26%
Automotive OEM        26%
Distribution          33%

[PHOTO]
THE PALNUT COMPANY
NICKEL PLATED PUSHNUT AND COPPER COVERED LOCKNUT

[PHOTO]
TCR
FLUID POWER HYDRAULIC SPOOL VALVE

                           TRANSTECHNOLOGY CORPORATION

BREEZE-EASTERN
MISSION EQUIPMENT FOR THE
BELL BOEING V-22 OSPREY
TILT-ROTOR AIRCRAFT:

[PHOTO]

CARGO HOOK (TWO PER AIRCRAFT)

[PHOTO]

CARGO WINCH

[PHOTO]

RESCUE HOIST

Aerospace Products

TransTechnology's BREEZE-EASTERN division is the world's leading designer and manufacturer of sophisticated helicopter rescue hoists and cargo hook systems. These complex, highly engineered systems add significantly to the versatility of an aircraft for a relatively small cost. The equipment is used around the world by military and civilian agencies to save lives, complete missions, and transport cargo. Most helicopter manufacturers today, including Agusta, Bell, Boeing, Eurocopter, Sikorsky, and Westland specify Breeze-Eastern's systems as standard equipment on their aircraft because of Breeze-Eastern's record for safety, reliability, durability, and service. Innovation and new product development remain an important focus at Breeze-Eastern, one reason why its products will be found on the new V-22 Osprey vertical take-off and landing aircraft due into production in 1999 for the U.S. Marine Corps and the U.S. Army UH-60Q Blackhawk MEDEVAC Helicopter. Breeze-Eastern also designs and manufactures handling systems for weapons platforms and motion control actuation devices for civilian and military aircraft.

[PIE CHART]

1998 Consolidated Sales
Domestic vs. International Operations

International        28%
Domestic             72%

                           TRANSTECHNOLOGY CORPORATION

[PHOTO]

BELL BOEING V-22 OSPREY TILT-ROTOR AIRCRAFT

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]

Board of Directors and Corporate Officers

[PHOTO]

                               BOARD OF DIRECTORS
         Back row, from left to right: James A. Lawrence, Gideon Argov,
                     Michel Glouchevitch, Walter Belleville
                 Front row: Patrick K. Bolger, Thomas V. Chema,
                     Michael J. Berthelot, William J. Recker

[PHOTO]

                               CORPORATE OFFICERS
Back row, from left to right: Robert L.G. White, President Aerospace Products Group; Robert Tunno, President Domestic Industrial Products Group; Monica Aguirre, Assistant Secretary; Ulf Jemsby, President International Industrial Products Group; Gerald C. Harvey, VP, Secretary and General Counsel

Front row: Chandler J. Moisen, Executive VP; Patrick K. Bolger, President and COO; Michael J. Berthelot, Chairman and CEO; Joseph F. Spanier, VP, CFO and Treasurer

                           TRANSTECHNOLOGY CORPORATION

Consolidated Balance Sheets

(In thousands, except share data)

                                                                                                          MARCH 31,
ASSETS                                                                                             1998              1997
                                                                                                 ---------        ---------
CURRENT ASSETS:
  Cash and cash equivalents                                                                      $   2,960        $   3,540
  Accounts receivable (net of allowance for doubtful accounts of
    $556 and $588 in 1998 and 1997, respectively)                                                   33,244           28,392
  Notes and other receivables                                                                        5,086            1,838
  Inventories                                                                                       53,985           50,677
  Prepaid expenses and other current assets                                                          1,022            1,028
  Deferred income taxes                                                                              2,773            4,293
  Assets held for sale                                                                               5,442            7,617
                                                                                                 ---------        ---------
           Total current assets                                                                    104,512           97,385
                                                                                                 ---------        ---------
PROPERTY:
  Land                                                                                              11,002           12,272
  Buildings                                                                                         19,747           20,636
  Machinery and equipment                                                                           54,315           42,760
  Furniture and fixtures                                                                             7,381            6,349
  Leasehold improvements                                                                               536              190
                                                                                                 ---------        ---------
           Total                                                                                    92,981           82,207
  Less accumulated depreciation and amortization                                                    29,295           23,594
                                                                                                 ---------        ---------
           Property - net                                                                           63,686           58,613
                                                                                                 ---------        ---------
OTHER ASSETS:
  Notes receivable                                                                                   7,181           11,125
  Costs in excess of net assets of acquired businesses (net of accumulated amortization of $5,115 and $3,869 in 1998 and
    1997, respectively)                                                                             45,094           18,878
  Other                                                                                             15,600           13,135
                                                                                                 ---------        ---------
           Total other assets                                                                       67,875           43,138
                                                                                                 ---------        ---------
TOTAL                                                                                            $ 236,073        $ 199,136
                                                                                                 ---------        ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                                                 ---------        ---------
CURRENT LIABILITIES:
  Current portion of long-term debt                                                              $  12,137        $   5,907
  Accounts payable - trade                                                                          14,694           11,050
  Accrued compensation                                                                               9,764            6,845
  Accrued income taxes                                                                                 332            1,632
  Other current liabilities                                                                         11,154           12,844
                                                                                                 ---------        ---------
           Total current liabilities                                                                48,081           38,278
                                                                                                 ---------        ---------
LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS                                                          51,350           67,516
                                                                                                 ---------        ---------
OTHER LONG-TERM LIABILITIES                                                                         20,810           15,898
                                                                                                 ---------        ---------
STOCKHOLDERS' EQUITY:
  Preferred stock - authorized, 300,000 shares; none issued
  Common stock - authorized, 14,700,000 shares of $.01 par value; issued,
    6,564,079 and 5,316,971 shares in 1998 and 1997, respectively                                       66               53
  Additional paid-in capital                                                                        75,959           46,745
  Retained earnings                                                                                 46,537           36,937
  Other stockholders' equity                                                                        (2,731)          (2,352)
                                                                                                 ---------        ---------
                                                                                                   119,831           81,383
  Less treasury stock, at cost - 292,054 and 289,237 shares in 1998 and 1997, respectively          (3,999)          (3,939)
                                                                                                 ---------        ---------
           Total stockholders' equity                                                              115,832           77,444
                                                                                                 ---------        ---------
TOTAL                                                                                            $ 236,073        $ 199,136
                                                                                                 ---------        ---------

See notes to consolidated financial statements.

                           TRANSTECHNOLOGY CORPORATION

Statements of Consolidated Operations
(In thousands, except share data)

                                                                  YEARS ENDED MARCH 31,
                                                      1998                1997               1996
                                                   -----------        -----------        -----------
Net sales                                          $   203,928        $   178,684        $   158,024
Cost of sales                                          137,820            122,480            107,426
                                                   -----------        -----------        -----------
           Gross profit                                 66,108             56,204             50,598
General, administrative and selling expenses            40,187             35,309             31,812
Interest expense                                         7,228              6,797              6,316
Interest income                                         (1,020)            (1,202)            (1,010)
Royalty and other income                                  (440)            (1,320)              (820)
                                                   -----------        -----------        -----------
Income from continuing operations before
  income taxes                                          20,153             16,620             14,300
Provision for income taxes                               8,162              6,898              5,792
                                                   -----------        -----------        -----------
Income from continuing operations                       11,991              9,722              8,508
 Discontinued operations:
  Loss from operations (net of applicable
    tax benefit of $323 for 1996)                           --                 --               (517)
  Loss from disposal (net of applicable tax
    benefits of $1,301, $663 and $1,077
    for 1998, 1997 and 1996, respectively)                (924)              (934)              (617)
                                                   -----------        -----------        -----------
Net income                                         $    11,067        $     8,788        $     7,374
                                                   -----------        -----------        -----------
Earnings (loss) per share:
  Basic:
    Income from continuing operations              $      2.17        $      1.92        $      1.67
    Loss from discontinued operations                    (0.17)             (0.18)             (0.22)
                                                   -----------        -----------        -----------
Net income per share                               $      2.00        $      1.74        $      1.45
                                                   -----------        -----------        -----------
  Diluted:
    Income from continuing operations              $      2.11        $      1.87        $      1.66
    Loss from discontinued operations                    (0.16)             (0.18)             (0.22)
                                                   -----------        -----------        -----------
Net income per share                               $      1.95        $      1.69        $      1.44
                                                   -----------        -----------        -----------
Weighted-average basic shares outstanding            5,520,000          5,064,000          5,093,000
Weighted-average diluted shares outstanding          5,689,000          5,196,000          5,134,000

See notes to consolidated financial statements.

                           TRANSTECHNOLOGY CORPORATION

Statements of Consolidated Cash Flows
(In thousands)

                                                                                        YEARS ENDED MARCH 31,
                                                                              1998             1997             1996
                                                                           ---------        ---------        ---------
Cash flows from operating activities:
  Net income                                                               $  11,067        $   8,788        $   7,374
  Adjustments to reconcile net income to net cash provided by operating activities:
    Loss recognized on write-down of marketable securities                        --               --            2,613
    Depreciation and amortization                                              9,054            7,406            6,027
    Provision for losses on accounts receivable                                  537              139              468
    Loss (gain) on sale or disposal of fixed assets and discontinued
      businesses                                                               1,087               64             (307)
    Changes in assets and liabilities - excluding the effects of acquisitions and dispositions:
      (Increase) decrease in accounts receivable                              (2,732)            (620)           4,290
      (Increase) decrease in inventories                                      (2,685)             191           (6,098)
      Decrease (increase) in assets held for sale                                836              262           (1,915)
      (Increase) decrease in other assets                                     (4,166)            (453)           4,825
      Increase (decrease) in accounts payable                                  1,770           (3,650)             462
      Increase in accrued compensation                                         2,989              553            2,226
      (Decrease) increase in income taxes payable                             (1,300)             242             (676)
      Increase (decrease) in other liabilities                                 2,751            1,385           (8,577)
                                                                           ---------        ---------        ---------
Net cash provided by operating activities                                     19,208           14,307           10,712
                                                                           ---------        ---------        ---------
Cash flows from investing activities:
  Business acquisitions                                                      (34,774)          (3,602)         (45,594)
  Capital expenditures                                                        (8,745)          (5,477)          (6,471)
  Proceeds from sale of fixed assets and discontinued businesses               2,144            2,705            8,111
  Decrease in notes and other receivables                                      1,954            1,119            1,055
                                                                           ---------        ---------        ---------
Net cash used in investing activities                                        (39,421)          (5,255)         (42,899)
                                                                           ---------        ---------        ---------
Cash flows from financing activities:
  Proceeds from long-term borrowings                                          68,400           40,105          107,363
  Payments on long-term debt                                                 (78,336)         (45,273)         (73,156)
  Proceeds from issuance of stock under stock option plan                      2,213              365              188
  Stock offering proceeds                                                     26,908               --               --
  Proceeds from foreign exchange contracts                                     2,036               --               --
  Treasury stock purchases                                                        --           (1,625)             (65)
  Dividends paid                                                              (1,467)          (1,318)          (1,325)
                                                                           ---------        ---------        ---------
Net cash provided by (used in) financing activities                           19,754           (7,746)          33,005
                                                                           ---------        ---------        ---------
Effect of exchange rate changes on cash                                         (121)            (128)              --
(Decrease) increase in cash and cash equivalents                                (580)           1,178              818
Cash and cash equivalents at beginning of year                                 3,540            2,362            1,544
                                                                           ---------        ---------        ---------
Cash and cash equivalents at end of year                                   $   2,960        $   3,540        $   2,362
                                                                           ---------        ---------        ---------
Supplemental information:
  Interest payments                                                        $   7,647        $   6,708        $   6,529
  Income tax payments                                                      $   5,988        $   3,810        $   2,703
                                                                           ---------        ---------        ---------

See notes to consolidated financial statements.

                           TRANSTECHNOLOGY CORPORATION

Statements of Consolidated Stockholders' Equity
(In thousands, except share data)

      YEARS ENDED                     COMMON STOCK           TREASURY STOCK        ADDITIONAL                OTHER
    MARCH 31, 1998,              ---------------------   ----------------------     PAID-IN    RETAINED   STOCKHOLDERS'
     1997 AND 1996                 SHARES      AMOUNT     SHARES       AMOUNT       CAPITAL    EARNINGS      EQUITY        TOTAL
    ---------------              ---------   ---------   ---------    ---------    ---------   ---------    ---------    ---------
BALANCE, MARCH 31, 1995          5,242,316   $      52    (172,500)   $  (2,090)   $  45,802   $  23,418    $  (2,680)   $  64,502
  Net income                            --          --          --           --           --       7,374           --        7,374
  Cash dividends ($.26 per
    share)                              --          --          --           --           --      (1,325)          --       (1,325)
  Purchase of treasury stock            --          --      (5,000)         (65)          --          --           --          (65)
  Issuance of stock under
    stock option plan               20,308           1          --           --          187          --           --          188
  Issuance of stock under
    incentive bonus plan - net      13,839          --          --           --          199          --         (122)          77
  Foreign currency translation
    adjustments                         --          --          --           --           --          --         (894)        (894)
  Realized investment
    holding losses                      --          --          --           --           --          --        2,613        2,613
                                 ---------   ---------   ---------    ---------    ---------   ---------    ---------    ---------
BALANCE, MARCH 31, 1996          5,276,463          53    (177,500)      (2,155)      46,188      29,467       (1,083)      72,470
                                 =========   =========   =========    =========    =========   =========    =========    =========
  Net income                            --          --          --           --           --       8,788           --        8,788
  Cash dividends ($.26 per
    share)                              --          --          --           --           --      (1,318)          --       (1,318)
  Purchase of treasury stock            --          --    (100,000)      (1,625)          --          --           --       (1,625)
  Issuance of stock under
    stock option plan               30,381          --          --           --          365          --           --          365
  Issuance of stock under
    incentive bonus plan - net      10,127          --     (11,737)        (159)         192          --           75          108
  Foreign currency translation
    adjustments                         --          --          --           --           --          --       (1,061)      (1,061)
  Unrealized investment
    holding losses                      --          --          --           --           --          --         (283)        (283)
                                 ---------   ---------   ---------    ---------    ---------   ---------    ---------    ---------
BALANCE, MARCH 31, 1997          5,316,971          53    (289,237)      (3,939)      46,745      36,937       (2,352)      77,444
                                 =========   =========   =========    =========    =========   =========    =========    =========
  Net income                            --          --          --           --           --      11,067           --       11,067
  Cash dividends ($.26 per
    share)                              --          --          --           --           --      (1,467)          --       (1,467)
  Public sale of common stock,
    net of expenses              1,063,900          11          --           --       26,897          --           --       26,908
  Issuance of stock under
    stock option plan              178,416           2          --           --        2,211          --           --        2,213
  Issuance of stock under
    incentive bonus plan - net       4,792          --      (2,817)         (60)         106          --           (2)          44
  Foreign currency translation
    adjustments                         --          --          --           --           --          --         (487)        (487)
  Unrealized investment
    holding gains                       --          --          --           --           --          --          110          110
                                 ---------   ---------   ---------    ---------    ---------   ---------    ---------    ---------
BALANCE, MARCH 31, 1998          6,564,079   $      66    (292,054)   $  (3,999)   $  75,959   $  46,537    $  (2,731)   $ 115,832
                                 =========   =========   =========    =========    =========   =========    =========    =========

See notes to consolidated financial statements.

                           TRANSTECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

1. SUMMARY OF ACCOUNTING PRINCIPLES

BUSINESS - TransTechnology Corporation (the "Company") develops, manufactures and sells a wide range of products in two industry segments, Specialty Fastener Products and Rescue Hoist and Cargo Hook Products. The Company has manufacturing facilities located in the United States, Germany, the United Kingdom and Brazil. The Specialty Fastener Products Segment produces highly engineered precision metal retaining rings, gear driven band fasteners, circlips, custom cold forged parts and other threaded and non-threaded assembly fasteners primarily for the automotive, heavy truck, industrial and consumer/durables markets. This segment accounted for approximately 83% of the Company's consolidated 1998 net sales. Through its Rescue Hoist and Cargo Hook Products Segment, the Company develops, manufactures, sells and services a complete line of sophisticated lifting and restraining products - principally performance critical helicopter rescue hoist and cargo hook systems, and winches and hoists for aircraft and weapons systems. This segment accounted for approximately 17% of the Company's consolidated 1998 net sales.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

PROPERTY AND RELATED DEPRECIATION AND AMORTIZATION - Property is recorded at cost. Provisions for depreciation are made on a straight-line basis over the estimated useful lives of depreciable assets ranging from three to thirty years. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the estimated useful lives of the improvements or the terms of the leases. The Company reviews property and equipment and assets held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. It has been determined that no impairment loss needs to be recognized for such assets.

COSTS IN EXCESS OF NET ASSETS OF ACQUIRED BUSINESSES - The difference between the purchase price and the fair value of the net assets of acquired businesses is being amortized over 40 years, or shorter periods where deemed appropriate. The Company has determined that there is no impairment in value since projected future operating results on an undiscounted basis, through the period such costs in excess of net assets of acquired businesses are being amortized, are expected to be sufficient to absorb the amortization.

                           TRANSTECHNOLOGY CORPORATION

EARNINGS PER SHARE - The computation of basic earnings per share is based on the weighted-average number of common shares outstanding. The computation of diluted earnings per share assumes the foregoing and, in addition, the exercise of all stock options using the treasury stock method.

All period earnings per share figures presented herein have been calculated in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. The components of the denominator for basic earnings per common share and diluted earnings per common share are reconciled as follows:

                                               1998         1997          1996
Basic earnings per common share:
   Weighted-average common
  shares outstanding                         5,520,000    5,064,000    5,093,000
                                             =========    =========    =========
Diluted earnings per common share:
   Weighted-average common
  shares outstanding                         5,520,000    5,064,000    5,093,000
   Stock options                               169,000      132,000       41,000
                                             ---------    ---------    ---------
Denominator for diluted
  earnings per common share                  5,689,000    5,196,000    5,134,000
                                             =========    =========    =========

RESEARCH, DEVELOPMENT AND ENGINEERING COSTS - Research and development costs and engineering costs in support of active products, which are charged to expense when incurred, amounted to $2.1 million, $2.0 million and $1.7 million in 1998, 1997 and 1996, respectively. Included in these amounts were expenditures of $1.1 million, $0.8 million and $0.9 million in 1998, 1997 and 1996, respectively, which represent costs related to research and development activities.

FOREIGN CURRENCY TRANSLATION - The assets and liabilities of the Company's international operations, other than the operations located in a highly inflationary country, have been translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated as a separate component of other stockholders' equity. Income and expense items are converted into U.S. dollars at average rates of exchange prevailing during the year. Translation adjustments of the operation located in a country with a highly inflationary economy, which are immaterial, are included as a component of operating income.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

INVESTMENTS - On March 1, 1994, the Company received 465,000 shares of Mace Security International common stock, valued at $3.4 million, as partial consideration for the sale of a division. In March 1996, the Company recorded a $2.6 million pretax charge to continuing operations to write down the carrying value of these shares to their current market value as the decline in value of these shares was determined to be other than temporary. Unrealized holding losses of $0.2 million were reported as a reduction of other stockholders' equity at March 31, 1998.

FINANCIAL INSTRUMENTS - The Company does not hold or issue financial instruments for trading purposes. Amounts to be paid or received under interest rate swap agreements are recognized as increases or reductions in interest expense in the periods in which they accrue. The Company enters into off-balance sheet forward foreign exchange instruments in order to hedge certain financing and investment transactions denominated in foreign currencies, purchase commitments and certain foreign currency denominated long-term debt. Gains and losses on the investing and financing transactions are included in other income/expense. Gains and losses on the foreign currency purchase commitment transactions are included in the cost of the underlying purchases.

NEW ACCOUNTING STANDARDS - In 1997, SFAS No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information were issued. The Company is required to adopt these standards for its fiscal year beginning April 1, 1998. The Company has not yet completed its analysis of which operating segments, if any, will be disclosed differently than previously reported.

                           TRANSTECHNOLOGY CORPORATION

2. DISCONTINUED OPERATIONS

In October 1997, the Company sold the facility that was formerly used by its Financial Systems division for $1.1 million in cash. This sale resulted in an after-tax disposal loss of $0.1 million.

In June 1995, January 1996 and November 1997, the Company sold the domestic, European and Australian portions of its computer graphics service operations, respectively, in three separate transactions to three different buyers. These businesses were classified as discontinued operations in March 1995. The sale of the domestic portion for $0.7 million in cash and $0.6 million in notes receivable was for book value. The sale of the European and Australian portions was for $0.1 million in cash and $0.2 million in notes receivable and resulted in an after-tax gain on disposal of $0.1 million in 1996. Additional after-tax disposal costs of $0.2 million were recorded in 1997 in connection with these sales.

In August 1995, the Company sold its electronics division for $4.4 million in cash and $9.6 million in notes receivable. The sale of this operation resulted in an after-tax gain on disposal of $0.2 million.

In March 1995, the Company sold substantially all of the assets and business of its chaff products operation for $6.7 million in cash. The sale of this operation resulted in an after-tax loss on disposal of $0.4 million. An additional after-tax loss on disposal costs of $0.2 million was recorded in 1996 in connection with the sale. The Company retained the chaff avionics product line and negotiated its sale separately in May 1995 for $0.3 million in cash and $0.7 million in notes receivable, resulting in an after-tax charge of $0.4 million. In the fourth quarter of fiscal 1996, the Company recorded an after-tax charge of $0.4 million to record the anticipated loss on the sale of the facility that was formerly used by this operation. Additional after-tax disposal costs of $0.1 million were recorded in both 1998 and 1997 related to the final sale of this facility.

Additional after-tax costs of $0.8 million, $0.6 million and $0.7 million were recorded in 1998, 1997 and 1996, respectively, in connection with other previously discontinued and sold operations. These additional costs represent adjustments to previous estimates related primarily to legal and environmental matters.

Operating results of the discontinued businesses were as follows (in thousands):

                                                                         1996
Total sales                                                             $ 7,951
                                                                        =======
Loss before income taxes                                                $  (840)
Income tax benefit                                                          323
                                                                        -------
Loss from operations                                                    $  (517)
                                                                        =======

The loss from operations includes interest expense of $0.2 million in 1996.

Assets held for sale at March 31, 1998 and 1997 were as follows (in thousands):

                                                         1998              1997
Inventory                                               $  197            $  429
Property                                                 5,157             6,577
Other assets                                                88               611
                                                        ------            ------
Assets held for sale                                    $5,442            $7,617
                                                        ======            ======

3. ACQUISITIONS

On April 17, 1997, the Company acquired all of the outstanding stock of TCR Corporation for $32.6 million in cash plus direct acquisition costs and other contingent consideration. TCR Corporation, located in Minneapolis, Minnesota, produces cold forged and other externally threaded fasteners and related products for the automotive, heavy vehicle, marine and industrial markets.

The following summarizes the Company's pro forma information as if the acquisition of TCR Corporation had occurred at the beginning of the period presented. The pro forma results give effect to the amortization of goodwill and additional depreciation and the effects on interest expense and taxes.

                          TRANSTECHNOLOGY CORPORATION

                                           1997

Net sales                               $202,026
                                        ========
Income from continuing operations       $ 10,071
                                        ========
Net income                              $  9,137
                                        ========
Basic earnings per share                $   1.80
                                        ========
Diluted earnings per share              $   1.76
                                        ========

The above pro forma information does not purport to be indicative of the financial results which actually would have occurred had the acquisition been made at the beginning of the period presented or subsequent to that date.

On June 18, 1996, the Company acquired the Pebra hose clamp business from Pebra GmbH Paul Braun i.K. for approximately $3 million in cash plus direct acquisition costs. Pebra manufactures heavy duty hose clamps primarily for use in the manufacture of heavy trucks in Europe.

On June 30, 1995, the Company acquired the Seeger Group of companies from a unit of AB SKF of Goteborg, Sweden for approximately $43 million in cash plus direct acquisition costs and the assumption of trade debts and accrued expenses. The Seeger Group, headquartered in Konigstein, Germany, manufactures circlips, snap rings and retaining rings, primarily for use in the manufacture of automotive, heavy trucks and other industrial and commercial applications.

4.      INVENTORIES

Inventories at March 31 consisted of the following (in thousands):

                                   1998          1997

Finished goods                   $22,515       $21,897
Work in process                   11,330        10,335
Purchased and manufactured
  parts                           20,140        18,445
                                 -------       -------
Total                            $53,985       $50,677
                                 =======       =======


5.      INCOME TAXES

The components of total income (loss) from operations (including continuing and discontinued operations) before income taxes were (in thousands):

                  1998          1997          1996
Domestic       $17,068       $12,167       $ 8,124
Foreign            860         2,856         3,642
               -------       -------       -------
Total          $17,928       $15,023       $11,766
               =======       =======       =======

The provision for income taxes is summarized below (in thousands):

                           1998         1997         1996
Currently payable:
  Federal                $4,325       $3,549       $1,813
  Foreign                    77           42          656
  State                     808          975          517
                         ------       ------       ------
                          5,210        4,566        2,986
Deferred                  1,651        1,669        1,406
                         ------       ------       ------
Total                    $6,861       $6,235       $4,392
                         ======       ======       ======


The provision (benefit) for income taxes is allocated between continuing and discontinued operations as summarized below (in thousands):

                      1998           1997           1996
Continuing         $ 8,162        $ 6,898        $ 5,792
Discontinued        (1,301)          (663)        (1,400)
                   -------        -------        -------
Total              $ 6,861        $ 6,235        $ 4,392
                   =======        =======        =======

The consolidated effective tax rates for continuing operations differ from the federal statutory rates as follows:

                                   1998           1997           1996
Statutory federal rate             35.0%          35.0%          34.0%
State income taxes
  after federal income tax          4.8            4.5            3.6
Earnings of the foreign
  sales corporation                (2.4)          (2.0)          (2.6)
Amortization of purchase
  adjustments not
  deductible for tax
  purposes                          1.6             --            1.9
Foreign rate differential            --            2.4            2.6
Other                               1.5            1.6            1.0
                                 ------         ------         ------
Consolidated effective
  tax rate                         40.5%          41.5%          40.5%
                                 ======         ======         ======



                          TRANSTECHNOLOGY CORPORATION

The following is an analysis of deferred income taxes (in thousands):

                                                   1998          1997
Assets:
  Current:
    Inventory                                   $ 1,008       $ 2,025
    Net operating loss carryforward                 681           650
    Tax basis in excess of book
          basis on disposal of subsidiary          --             640
    Other                                         1,084           978
                                                -------       -------
           Total current                          2,773         4,293
                                                -------       -------

  Noncurrent:
    Environmental                                   852           917
    Accrued liabilities                           1,572         2,068
    Investment                                    1,062         1,128
    Net operating loss carryforward                 984         1,618
    Other                                         1,623          --
                                                -------       -------
           Total noncurrent                       6,093         5,731
                                                -------       -------
Total assets                                    $ 8,866       $10,024
                                                =======       =======
Liabilities:
  Noncurrent:
    Property                                    $10,145       $ 5,862
    Other                                           578           938
                                                -------       -------
Total liabilities                               $10,723       $ 6,800
                                                =======       =======


Summary of deferred income taxes (in thousands):

                                    1998           1997
Net current assets               $ 2,773        $ 4,293
Net noncurrent liabilities        (4,630)        (1,069)
                                 -------        -------
Total                            $(1,857)       $ 3,224
                                 =======        =======


6.      LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS

Long-term debt payable to banks and others, including current maturities, at March 31 consisted of the following (in thousands):

                                  1998          1997
Credit agreement - 7.58%       $  --         $22,825
Credit agreement - 8.50%         2,676          --
Term loan - 7.50%                 --          25,289
Term loan - 6.85%               36,099          --
Term loan - 9.79%               24,000        24,500
Other                              712           809
                               -------       -------
                                63,487        73,423
Less current maturities         12,137         5,907
                               -------       -------
Total                          $51,350       $67,516
                               =======       =======



CREDIT AGREEMENT - At March 31, 1998, the Company's debt consisted of $1.3 million of borrowings under a revolving credit line, $1.4 million of borrowings under international lines of credit, a $36.1 million term loan, a $24 million term loan and $0.7 million of other borrowings. The revolving bank credit line commitment is $30 million, will be available to the Company through March 31, 2002 and is subject to a borrowing base formula. The agreement provides for borrowings and letters of credit based on collateralized accounts receivable and inventory. In addition, all of the remaining assets of the Company and its subsidiaries are included as collateral. Letters of credit under the line, which are included in the borrowing base formula, are limited to $5 million. Letters of credit outstanding under the line at March 31, 1998 were $0.1 million. The total commitment from the international lines of credit is $10 million and has the same availability and collateral as the revolving credit line, but is not subject to a borrowing base formula. Interest on the revolver and international lines of credit is tied to the primary bank's prime rate, or, at the Company's option, the London Interbank Offered Rate (LIBOR) plus a margin that varies depending upon the Company's achievement of certain operating and financial goals.

The outstanding $36.1 million (which includes $5.4 million and $5.1 million payable in DM and pound sterling, respectively) and $24 million term loans are with the same lenders as the revolving and international lines of credit, are secured by the same collateral and are due and payable on March 31, 2001 and June 30, 2002, respectively. Quarterly principal payments on the $36.1 million term loan of $3 million, with escalations to $3.3 million and $4.2 million in June 1999 and June 2000, respectively, began on December 31, 1995, and are due and payable on the last day of each quarter through March 31, 2001. Interest on the $36.1 million term loan is tied to the lending bank's prime rate, or LIBOR, plus a margin that varies, depending on the Company's achievement of certain operating and financial goals. Principal payments on the $24 million term loan of $0.5 million are due and payable annually beginning on June 30, 1996 through June 30, 2000, with final balloon payments of $7.5 million and $15 million due and payable on June 30, 2001 and June 30, 2002, respectively. Interest on the $24 million term loan accrues at the primary lending bank's prime rate plus two percentage points. The agreement also gives the Company the option of using LIBOR plus three and one-quarter percentage points. At March 31, 1998, the Company had $60.1 million of borrowings utilizing LIBOR as the base rate.



                          TRANSTECHNOLOGY CORPORATION

The credit facility limits the Company's ability to pay dividends to 25% of net income and restricts capital expenditures to $9 million annually, as well as containing other customary financial covenants.

In November 1997, the Company completed a public stock offering which yielded net cash proceeds of $28.1 million, including proceeds from stock options exercised as part of the transaction, which were used to repay the Company's Revolver, International Lines of Credit and Term Loan A, as stipulated in the Company's credit agreement.

On March 31, 1997, the Company amended its Term Loan A bank debt to increase the availability by $20 million, giving the Company a total of $35 million available for acquisitions. On April 17, 1997, $32.6 million of this amount was used by the Company to acquire TCR Corporation.

OTHER - Other long-term debt is comprised principally of an obligation due under a collateralized borrowing arrangement with a fixed interest rate of 3% due December 2004 and loans on life insurance policies owned by the Company with a fixed interest rate of 5%.

Debt maturities (in thousands):

1999             $12,137
2000              13,063
2001              12,537
2002              10,224
2003              15,050
Thereafter           476
                 -------
Total            $63,487
                 =======

7.      STOCKHOLDERS' EQUITY AND EMPLOYEE/DIRECTOR STOCK OPTIONS

Under the terms of the Company's amended and restated 1992 long-term incentive plan, 800,000 of the Company's common shares may be granted as stock options or awarded as restricted stock to officers, directors and certain employees of the Company through September 2002. Option exercise prices equal the market price of the common shares at their grant dates. Options expire not later than five years after the date of the grant. Options granted vest ratably over three years beginning one year after the date of grant. Restricted stock is payable in equivalent number of common shares; the shares are distributable in a single installment and vest ratably over a three year period from the date of the award.

The Company continues to apply the accounting standards set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. However, disclosures are required of pro forma net income and earnings per share as if the Company had adopted the accounting provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Based on Black-Scholes values, pro forma net income for 1998, 1997 and 1996 would be $11.0 million, $8.7 million and $7.4 million, respectively; pro forma diluted earnings per common share for 1998, 1997 and 1996 would be $1.93, $1.73 and $1.45, respectively.

The following table summarizes stock option activity over the past three years under the plan:

                                                  WEIGHTED-
                                                    AVERAGE
                                     NUMBER        EXERCISE
                                    OF SHARES       PRICE

Outstanding at April 1, 1995         375,015        $12.37
  Granted                            109,000         12.40
  Exercised                          (20,308)         9.22
  Canceled or expired                (55,111)        13.12
                                    --------
Outstanding at March 31, 1996        408,596         12.62
  Granted                             97,000)        16.85
  Exercised                          (30,381)        12.04
  Canceled or expired                (11,001)        12.55
                                    --------
Outstanding at March 31, 1997        464,214         13.54
  Granted                             96,000         21.07
  Exercised                         (178,416)        12.41
  Canceled or expired                 (8,000)        15.00
                                    --------
Outstanding at March 31, 1998        373,798         15.63
                                    ========
Options exercisable at
  March 31, 1996                     177,253         11.97
Options exercisable at
  March 31, 1997                     264,211         12.26
Options exercisable at
  March 31, 1998                     201,130         13.87

In 1998, 1997 and 1996, the Company awarded restricted stock totaling 4,792 shares, 6,435 shares and 18,267 shares, respectively. The weighted-average fair value of this restricted stock was $22.14, $17.25 and $13.33 in 1998, 1997 and 1996, respectively. The expense recorded in 1998, 1997 and 1996 for restricted stock awards was $60,000, $159,000 and $122,000, respectively.

The weighted-average Black-Scholes value per option granted in 1998, 1997 and 1996 was $19.75, $13.55 and $10.28, respectively. The following weighted-average assumptions were used in the Black-Scholes option pricing model for options granted in 1998, 1997 and 1996:

                                          1998        1997        1996
Dividend yield                             1.0%        1.4%        2.0%
Volatility                                25.0%       29.0%       25.0%
Risk-free interest rate                    6.0%        6.2%        5.7%
Expected term of options (in years)        4.0         4.0         4.0


                          TRANSTECHNOLOGY CORPORATION

For options outstanding and exercisable at March 31, 1998, the exercise price ranges and average remaining lives were:

                           Options Outstanding                        Options Exercisable
           -----------------------------------------------  ------------------------------------
                 Number           Weighted-     Weighted-           Number         Weighted-
 Range of      Outstanding         Average      Average           Exercisable      Average
 Exercise          at             Remaining     Exercise              at           Exercise
 Prices      March 31, 1998         Life         Price          March 31, 1998      Price

$ 9-14          110,643               2         $ 11.91              84,642         $ 11.70

 15-19          173,155               2           15.93             116,488           15.45

 20-27           90,000               4           21.11                --                --
                -------                         -------             -------         -------
                373,798               3         $ 15.63             201,130         $ 13.87
                -------                         -------             -------         -------


8. EMPLOYEE BENEFIT PLANS

The Company has an incentive bonus plan which provides for cash payments to selected employees based upon formulas approved by the Board of Directors. Provisions for awards under the plan approximated $2.0 million, $1.6 million and $1.7 million in 1998, 1997 and 1996, respectively. The Company has three defined contribution plans covering substantially all domestic employees. Contributions are based on certain percentages of an employee's eligible compensation. Expenses related to these plans were $2.8 million, $2.5 million and $2.2 million in 1998, 1997 and 1996, respectively.

The Company provides postretirement benefits to union employees at one of the Company's divisions. The Company continues to fund these benefits on a pay-as-you-go basis.

The components of net postretirement benefit cost for the years ended March 31 were as follows (in thousands):

                                   1998        1997         1996

Service cost (benefits
  earned during the year)          $ 2         $ 3         $  88
Interest cost on projected
  postretirement
  benefit obligation                72          79           168
Amortization of transition
  obligation                        --          --           101
Amortization of net gain            --          --           (10)
                                   ---         ---         -----
Total postretirement
  benefit cost                     $74         $82         $ 347
                                   ---         ---         -----


The accumulated postretirement benefit obligation and funded status at March 31 were as follows (in thousands):

                                              1998             1997

Accumulated postretirement
 benefit obligation:
  Retirees                                 $  (950)         $  (920)
  Fully eligible plan participants             (22)             (20)
  Other active plan participants               (82)             (70)
                                           -------          -------
Accumulated postretirement benefit
  obligation                                (1,054)          (1,010)
Unrecognized net loss (gain)                    63               (6)
                                           -------          -------
Accrued postretirement
  benefit liability                        $  (991)         $(1,016)
                                           -------          -------

During fiscal year 1997, the Plan was amended reducing the remaining service lives of participants and limiting certain benefits provided by the Plan. The curtailment resulted in an additional 1997 expense of approximately $530,000.

Accrued postretirement benefit cost is included in other liabilities on the balance sheet.

The assumed health care cost trend rates used for measurement purposes were 11.0% and 12.0% for 1998 and 1997, respectively, trending down 1.0% each year to 10.0% in 1999 and then decreasing 0.5% each year to 6.0% in 2007 and beyond, for substantially all participants. The weighted-average discount rate used was 7.0% and 7.5% at March 31, 1998 and 1997, respectively.

A 1.0% increase in the health care trend rate would increase the annual expense by approximately 14.9% for the year ended March 31, 1998 and the accumulated postretirement benefit obligation by approximately 14.6% at March 31, 1998.


                          TRANSTECHNOLOGY CORPORATION

In addition, the Company maintains several defined benefit retirement plans for certain non-U.S. employees. Funding policies are based on local statutes. Net periodic pension cost for the plans includes the following (in thousands):

                                      1998         1997         1996

Service cost                          $ 42         $ 49         $ 40
Interest cost                          346          436          343
Net deferral and amortization          121           43           34
                                      ----         ----         ----
Net periodic pension cost             $509         $528         $417
                                      ----         ----         ----

The following table sets forth the funded status of the plan at March 31, 1998 and 1997 (in thousands):

                                               1998             1997

Total accumulated benefit obligation         $(4,921)         $(5,408)
                                             -------          -------
Projected benefit obligation                 $(4,999)         $(5,489)
Unrecognized net (gain)                         (213)             (75)
                                             -------          -------
Unfunded accrued pension cost
  (included in other long-term
  liabilities)                               $(5,212)         $(5,564)
                                             -------          -------

In determining the projected benefit obligation, the discount rate was 7.25% for both 1998 and 1997 and the rate of salary increases was 2.5% in both 1998 and 1997.


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

                       Notional
                        Amount                        Receive         Pay
                    (In thousands)    Maturities      Rate (1)        Rate
March 31, 1998        $  25,000          8/98          5.65%          6.54%
                        DM9,981         12/98          3.53%          4.57%

March 31, 1997        $  25,000          8/98          5.56%          6.54%
                       DM12,648         12/98          3.31%          4.57%

(1) Based on three-month LIBOR


Foreign Currency Exchange Agreements - The Company enters into forward foreign currency agreements to hedge foreign currency financing transactions. Realized and unrealized gains and losses arising from forward currency contracts are recognized as adjustments to the gains and losses resulting from the underlying hedged transactions.

In addition, the Company enters into forward currency contracts to hedge certain foreign currency purchase commitments. Gains and losses from these transactions are included in the cost of the underlying purchases.

The table below summarizes by currency the contractual amounts of the Company's foreign exchange contracts. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent to sell foreign currencies (in thousands):

                                 1998                            1997
                       -----------------------         -----------------------
                          Buy            Sell            Buy             Sell
Currency
 Deutsche mark         $    --         $16,405         $    96         $11,992
 Pound sterling          3,677           8,507              --           1,459
                       -------         -------         -------         -------
                       $ 3,677         $24,912         $    96         $13,451
                       -------         -------         -------         -------

Fair Value of Financial Instruments - The fair values of cash and cash equivalents, receivables and notes receivable approximate their carrying values due to the short-term nature of the instruments.

The fair value of the Company's long-term notes receivable and debt approximates their carrying values due to the variable interest-rate feature of the instruments. The fair values of the Company's interest rate swaps and forward foreign exchange agreements are the estimated amounts the Company would have to
(pay) or receive to terminate the agreements based upon quoted market prices as provided by financial institutions which are counterparties to the agreements and were as follows (in thousands):

                                   1998             1997
                              (Pay) receive    (Pay) receive
Interest rate swap
  agreements                     $ (141)        $   (240)
Forward foreign
  exchange agreements            $   20         $  1,329


                          TRANSTECHNOLOGY CORPORATION

10. COMMITMENTS

Rent expense under operating leases net of sublease income, for the years ended March 31, 1998, 1997 and 1996 was $2.3 million, $2.3 million and $2.0 million, respectively.

The Company and its subsidiaries have minimum rental commitments under noncancellable operating leases (relating primarily to leased buildings) which are as follows (in thousands):

YEAR ENDING
MARCH 31,
1999                  $  2,689
2000                     1,597
2001                     1,076
2002                       705
2003                       101
                      --------
Total                 $  6,168
                      ========


11. CONTINGENCIES

ENVIRONMENTAL MATTERS - The Company has commenced environmental site assessments and cleanup feasibility studies to determine the presence, extent and sources of any environmental contamination at a site in Pennsylvania which continues to be owned although the related business has been sold. Although no governmental action requiring remediation has been taken at this time, the Company is working in cooperation with the relevant state authority and any remedial work required to be performed would be subject to its approval. A design report for implementation of a portion of a remedy at the Pennsylvania site has been prepared and submitted to the state. At March 31, 1998, the balance of the Company's cleanup reserve was $1.9 million payable over the next several years. In addition, the Company is pursuing recovery of a portion of cleanup costs in litigation with several of its insurance carriers. The Company has also entered into preliminary discussions with the Federal government for recovery of cleanup costs. The Company expects that remediation work at the Pennsylvania site will not be completed before fiscal 2000.

The Company also continues to participate in environmental assessments and remediation work at ten other locations, which include operating facilities, facilities for sale and previously owned facilities. The Company estimates that its potential cost for implementing corrective action at these sites will not exceed $1.3 million payable over the next several years, and has provided for the estimated costs in its accrual for environmental liabilities.

In addition, the Company has been named as a potentially responsible party in six environmental proceedings pending in several other states in which it is alleged that the Company was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Company was an owner or operator. Such properties generally relate to businesses which have been sold or discontinued. It is not possible to reliably estimate the costs associated with any remedial work to be performed until studies at these sites have been completed, the scope of work defined and a method of remediation selected and approved by the relevant state authorities, and the costs allocated among the potentially responsible parties.

Litigation - The Company is also engaged in various other legal proceedings incidental to its business. It is the opinion of management that, after taking into consideration information furnished by its counsel, the above matters will have no material effect on the Company's consolidated financial position or the results of the Company's operations in future periods.


12. SEGMENT AND GEOGRAPHIC INFORMATION

The Company develops, manufactures and sells, primarily, specialty fastener products and rescue hoist and cargo hook products. Specialty Fastener Products include gear-driven band fasteners, circlips, threaded and non-threaded assembly fasteners, retaining rings and custom cold forged parts for the auto, heavy equipment, industrial machinery, consumer/durables, aircraft and marine industries. Rescue Hoist and Cargo Hook Products include lifting, control and restraint devices - principally helicopter rescue hoists and external hook systems, winches and hoists for aircraft and weapons-handling systems and aircraft and cargo tie-downs.

Operating profit is net sales less operating expenses. General corporate expenses, interest and income taxes have not been deducted in determining operating profit. Assets, depreciation and amortization, and capital expenditures are those identifiable to a particular segment by their use. Approximately 11.0%, 9.0% and 8.0% of sales from continuing operations in 1998, 1997 and 1996, respectively, were derived from sales to the United States Government and its prime contractors and are attributable primarily to the Rescue Hoist and Cargo Hook Products Segment.



                          TRANSTECHNOLOGY CORPORATION

                                                            OPERATING                    DEPRECIATION/
                             FISCAL                          PROFIT          CAPITAL      AMORTIZATION     IDENTIFIABLE
(In thousands)                YEAR           SALES          (LOSS)(1)      EXPENDITURES    EXPENSE(2)        ASSETS
                              ----           -----          ---------      ------------    ----------      ------------
Specialty fastener            1998         $168,469         $ 26,177          $7,935         $7,801         $178,331
  products                    1997          144,197           24,040           4,715          5,881          140,960
                              1996          127,487           23,702           5,171          4,710          138,001
                              ----         --------         --------          ------         ------         --------
Rescue hoist and              1998           35,459            9,285             469            544           25,540
  cargo hook products         1997           34,487            7,483             618            645           26,146
                              1996           30,537            4,928             901            756           26,334
                              ----         --------         --------          ------         ------         --------
Total segments                1998          203,928           35,462           8,404          8,345          203,871
                              1997          178,684           31,523           5,333          6,526          167,106
                              1996          158,024           28,630           6,072          5,466          164,335
                              ----         --------         --------          ------         ------         --------
Corporate                     1998             --             (9,119)            341            709           32,202
                              1997             --             (9,253)            144            825           32,030
                              1996             --             (8,987)            399            438           35,032
                              ----         --------         --------          ------         ------         --------
Corporate interest            1998             --              1,038            --             --               --
  and other income            1997             --              1,147            --             --               --
                              1996             --                973            --             --               --
                              ----         --------         --------          ------         ------         --------
Interest expense              1998             --             (7,228)           --             --               --
                              1997             --             (6,797)           --             --               --
                              1996             --             (6,316)           --             --               --
                              ----         --------         --------          ------         ------         --------
Consolidated                  1998         $203,928         $ 20,153          $8,745         $9,054         $236,073
                              1997          178,684           16,620           5,477          7,351          199,136
                              1996          158,024           14,300           6,471          5,904          199,367

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

(2) The depreciation/amortization expense from discontinued operations is excluded from the above schedule.


In 1998, 1997 and 1996, the Company had revenues from export sales as follows (in thousands):

Location                                    1998             1997            1996
Western Europe                            $ 7,980         $ 8,349         $ 7,230
Canada                                      7,095           6,316           6,323
Pacific and Far East                        2,296           3,027           2,312
Mexico, Central and South America           2,556           1,751             851
Middle East                                   194             194             167
Other                                         158             156              22
                                          -------         -------         -------
Total                                     $20,279         $19,793         $16,905
                                          =======         =======         =======


                          TRANSTECHNOLOGY CORPORATION

Results set forth below for international operations represent sales and operating income of foreign based subsidiaries (in thousands):

                                                          1998               1997              1996
Net sales:
  Domestic operations                                  $ 146,682          $ 120,655          $ 112,860
  International operations (1)                            57,246             58,029             45,164
                                                       ---------          ---------          ---------
            Net sales                                  $ 203,928          $ 178,684          $ 158,024
                                                       =========          =========          =========
Operating income:
  Domestic operations                                  $  30,808          $  24,991          $  22,454
  International operations (1)                             4,654              6,532              6,176
                                                       ---------          ---------          ---------
            Operating income                              35,462             31,523             28,630
Interest expense                                          (7,228)            (6,797)            (6,316)
Corporate expense and other                               (8,081)            (8,106)            (8,014)
                                                       ---------          ---------          ---------
Income from continuing operations before taxes         $  20,153          $  16,620          $  14,300
                                                       =========          =========          =========
Identifiable assets:
  Domestic operations                                  $ 136,347          $  94,794          $  96,944
  International operations (1)                            67,524             72,312             67,391
  Corporate                                               32,202             32,030             35,032
                                                       ---------          ---------          ---------
Total assets                                           $ 236,073          $ 199,136          $ 199,367
                                                       =========          =========          =========

(1)      International operations are primarily located in Europe.


13.  UNAUDITED QUARTERLY FINANCIAL DATA
     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              FIRST           SECOND            THIRD           FOURTH
                                             QUARTER          QUARTER          QUARTER          QUARTER           TOTAL
1998
Net sales                                   $ 49,923          $50,013          $48,452          $55,540          $203,928
Gross profit                                  15,348           15,933           16,454           18,373            66,108
Income from continuing operations              2,367            2,387            3,314            3,923            11,991
Loss from discontinued operations               (102)            (125)            (161)            (536)             (924)
                                            --------          -------          -------          -------          --------

Net income                                  $  2,265          $ 2,262          $ 3,153          $ 3,387          $ 11,067
                                            ========          =======          =======          =======          ========
Basic earnings (loss) per share:
  Income from continuing operations         $   0.47          $  0.47          $  0.58          $  0.63          $   2.17
  Loss from discontinued operations            (0.02)           (0.02)           (0.03)           (0.09)            (0.17)
                                            --------          -------          -------          -------          --------
Net income                                  $   0.45          $  0.45          $  0.55          $  0.54          $   2.00
                                            ========          =======          =======          =======          ========
Diluted earnings (loss) per share:
  Income from continuing operations         $   0.46          $  0.45          $  0.57          $  0.61          $   2.11
  Loss from discontinued operations            (0.02)           (0.02)           (0.03)           (0.08)            (0.16)
                                            --------          -------          -------          -------          --------
Net income                                  $   0.44          $  0.43          $  0.54          $  0.53          $   1.95
                                            ========          =======          =======          =======          ========

1997
Net sales                                   $ 44,640          $43,580          $42,851          $47,613          $178,684
Gross profit                                  13,701           12,496           13,990           16,017            56,204
Income from continuing operations              2,097            1,727            3,020            2,878             9,722
Loss from discontinued operations               (269)            (206)            (199)            (260)             (934)
                                            --------          -------          -------          -------          --------
Net income                                  $  1,828          $ 1,521          $ 2,821          $ 2,618          $  8,788
                                            ========          =======          =======          =======          ========
Basic earnings (loss) per share:
  Income from continuing operations         $   0.41          $  0.34          $  0.60          $  0.55          $   1.92
  Loss from discontinued operations            (0.05)           (0.04)           (0.04)           (0.05)            (0.18)
                                            --------          -------          -------          -------          --------
Net income                                  $   0.36          $  0.30          $  0.56          $  0.50          $   1.74
                                            ========          =======          =======          =======          ========
Diluted earnings (loss) per share:
  Income from continuing operations         $   0.40          $  0.33          $  0.59          $  0.55          $   1.87
  Loss from discontinued operations            (0.05)           (0.04)           (0.04)           (0.05)            (0.18)
                                            --------          -------          -------          -------          --------
Net income                                  $   0.35          $  0.29          $  0.55          $  0.50          $   1.69
                                            ========          =======          =======          =======          ========

Earnings (loss) per share information has been calculated in accordance with the provisions of SFAS No. 128.

                          TRANSTECHNOLOGY CORPORATION

INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors of TransTechnology Corporation:

We have audited the accompanying consolidated balance sheets of TransTechnology Corporation and subsidiaries as of March 31, 1998 and 1997, and the related statements of consolidated operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of The New Seeger Group (whose members are consolidated subsidiaries) for the period ended March 31, 1996, which statements reflect total revenues constituting 28% of the related consolidated total for 1996. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for The New Seeger Group for the period ended March 31, 1996, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of TransTechnology Corporation and subsidiaries at March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche, LLP

Parsippany, New Jersey
May 12, 1998



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

Sales from continuing operations in 1998 were $203.9 million, an increase of $25.2 million or 14% from 1997, compared with a $20.7 million or a 13% increase from 1996 to 1997. Gross profit in 1998 increased $9.9 million or 18% from 1997, compared with an increase of $5.6 million or 11% from 1996 to 1997. Operating profit from continuing operations for 1998 was $35.5 million, an increase of $3.9 million or 12% from 1997, compared with an increase of $2.9 million or 10% from 1996 to 1997. Changes in sales, operating profit and new orders from continuing operations are discussed below by segment, and additional information regarding industry segments is contained in Note 12 of the Notes to Financial Statements.

Net income, including discontinued operations, for 1998 was $11.1 million or $1.95 per diluted share compared to $8.8 million or $1.69 per diluted share in 1997. These changes in net income were affected both by operating profit, as discussed in the Business Segment sections below, and by discontinued operations, as discussed in the Discontinued Operations section below. Net losses from discontinued operations, including disposal losses, were $0.9 million or $0.16 per diluted share in 1998 and $0.9 million or $0.18 per diluted share in 1997. Additionally, earnings per share was affected by the completion of the Company's 1.154 million share stock offering in the third quarter of 1998, as discussed below in the Liquidity and Capital Resources section.

In the first quarter of 1998 the Company acquired all of the outstanding shares of TCR Corporation, and, in the first quarter of 1997 the Company acquired the Pebra hose clamp business, as discussed below in the Acquisitions section and the Business Segment section.

Excluding expense allocations of $0.3 million to a discontinued operation in 1996 and a $2.6 million fourth quarter 1996 pre-tax charge to continuing operations to write down to market value the carrying value of equity securities acquired from the sale of a former division when the decline in value of those securities was determined to be other than temporary, general corporate expense increased in 1997 by approximately $2.5 million or 38% over 1996. This increase was primarily due to the Company accruing, as a corporate expense, approximately $1 million in 1997 relating to the long-term incentive plan. An additional $0.9 million was accrued in 1998 relating to this plan which the Company expects to pay early in 1999. Increased business development costs, the relocation of the corporate office out of an operating division's building in 1997 and increased staffing in both years also contributed to the overall corporate expense increase in 1998 and 1997 as compared to 1996.

Interest expense increased $0.4 million in 1998 from 1997 and $0.5 million in 1997 from 1996 primarily as a result of increased bank borrowings related to the acquisition of TCR Corporation in 1998 and the acquisition of the Seeger Group of companies in 1996, as further discussed below in the Acquisitions section and Liquidity and Capital Resources section.



                          TRANSTECHNOLOGY CORPORATION

New orders received during 1998 totaled $206.9 million, an increase of $30.4 million or 17% from 1997. New orders received during 1997 totaled $176.5 million, an increase of $13.9 million or 9% from 1996. At March 31, 1998, total backlog of unfilled orders was $75.9 million compared to $66.5 million and $62.3 million at March 31, 1997 and 1996, respectively. New orders and backlog by industry segment are discussed below.

SPECIALTY FASTENER PRODUCTS SEGMENT 1998 COMPARED WITH 1997

Sales for the Specialty Fastener Products Segment were $168.5 million in l998, an increase of $24.3 million or 17% from 1997. The increase in sales was primarily due to the inclusion of almost a full year of TCR Corporation operations in l998 and overall increased volume of domestic and European gear-driven fasteners in l998 as compared to 1997. Specialty Fastener sales were negatively impacted in l998 by unfavorable currency exchange rates affecting the Company's European retaining ring businesses and price reductions due to the continued consolidation of major European distributors. Domestic retaining ring sales were down primarily as a result of operational problems associated with the consolidation of the Company's domestic retaining ring businesses.

Operating profit for the Specialty Fastener Products Segment was $26.2 million in 1998, an increase of $2.1 million or 9% from 1997. The primary factor contributing to the segment's increased operating profit in l998 was the TCR Corporation acquisition as well as the domestic and European gear-driven fasteners sales increases over the prior year as mentioned above. These increases were partially offset by unfavorable unhedged intercompany foreign exchange transactions, lower margins for European retaining rings due to the distributor consolidation, inefficiencies during the absorption of work moved to the UK from the closed German facility and the stronger dollar versus Deutsche mark compared to 1997.

In 1998, new orders in the Specialty Fastener Products Segment increased $30.4 million or 17% from 1997. The primary reasons for the increase were the same as those noted in the paragraph above relative to the increase in sales. Backlog of unfilled orders were $43.5 million at March 31, 1998 compared to $34 million at March 31, 1997.

Commencing in 1997 and continuing through 1998, the Company began and has essentially completed the process of consolidating its domestic retaining ring manufacturing and distribution facilities, implementing new integrated manufacturing software and consolidating the marketing, credit, and customer service staff to a single new location. During this same period, the Company began the consolidation and standardization of its overseas retaining ring manufacturing operations by completing both the installation of a new business information system and the closing of one of its two retaining ring factories in Germany. Production from this factory was transferred primarily to the Company's UK manufacturing facility.

SPECIALTY FASTENER PRODUCTS SEGMENT 1997 COMPARED WITH 1996

Sales for the Specialty Fastener Products Segment were $144.2 million in 1997, an increase of $16.7 million or 13% from 1996. The increase in sales was primarily due to the inclusion of twelve months of Seeger group operations in 1997 versus nine months of operations in 1996, the inclusion of nine months of operations of the Pebra hose clamp business in 1997, and overall increased volume of domestic gear-driven fasteners in 1997 as compared to 1996.

Additionally, Specialty Fastener sales were negatively impacted in 1997 by a weakened economy in Europe and a stronger dollar versus Deutsche mark as compared to 1996.



                          TRANSTECHNOLOGY CORPORATION

Operating profit for the Specialty Fastener Products Segment was $24 million in 1997, an increase of $0.3 million or 1% from 1996. The primary factors contributing to the segment's increased operating profit in 1997 were the sales increases over the prior year as mentioned above, which were offset by lower margins in Europe, the result of excess capacity which increased competition, lowered sales, and resulted in lower factory operating efficiencies, and the stronger dollar versus Deutsche mark compared to 1996.

In 1997, new orders in the Specialty Fastener Products Segment increased $13.9 million or 9% from 1996. The primary reasons for the increases were the same as those noted in the paragraph above relative to the increase in sales. Backlog of unfilled orders was $34 million at March 31, 1997 compared to $31.4 million at March 31, 1996.

RESCUE HOIST AND CARGO HOOK PRODUCTS SEGMENT 1998 COMPARED WITH 1997

Sales for the Rescue Hoist and Cargo Hook Products Segment were $35.5 million in 1998, an increase of $1 million or 3% from 1997. The increase was primarily due to timing and placement of customer orders.

The Rescue Hoist and Cargo Hook Products Segment reported an operating profit of $9.3 million in 1998, an increase of $1.8 million or 24% from 1997. The increase was primarily due to product mix, plant operating efficiency improvements, higher sales volume and tight inventory management.

In 1998, new orders in the Rescue Hoist and Cargo Hook Products Segment decreased by $0.8 million or 2% from 1997. This decrease was primarily due to timing of customer orders. At March 31, 1998, the backlog of unfilled orders was $32.4 million, compared to $32.5 million at March 31, 1997.

RESCUE HOIST AND CARGO HOOK PRODUCTS SEGMENT 1997 COMPARED WITH 1996

Sales for the Rescue Hoist and Cargo Hook Products Segment were $34.5 million in 1997, an increase of $4 million or 13% from 1996. The increase in sales was primarily due to timing and placement of customer orders.

The Rescue Hoist and Cargo Hook Products Segment reported an operating profit of $7.5 million in 1997, an increase of $2.6 million or 52% from 1996. The increase was primarily due to plant operating efficiency improvements, higher sales volume, product mix and inventory utilization improvements.

In 1997, new orders in the Rescue Hoist and Cargo Hook Products Segment decreased by $3.6 million or 9% from 1996. This decrease was primarily due to customer timing of order placement and an unusually high level of orders in 1996. At March 31, 1997, the backlog of unfilled orders was $32.5 million, compared to $30.9 million at March 31, 1996.

ACQUISITIONS

On April 17, 1997, the Company acquired all of the outstanding stock of TCR Corporation for $32.6 million in cash plus other contingent consideration. Located in Minneapolis, Minnesota, TCR produces externally threaded fasteners and related products for the automotive, heavy vehicle, marine and industrial markets.

In the first quarter of 1997, the Company acquired the Pebra hose clamp business from Pebra GmbH Paul Braun i.K. for approximately $3 million in cash plus direct acquisition costs. Pebra is located in Frittlingen, Germany and manufactures heavy duty hose clamps primarily for use in the production of heavy trucks in Europe.

                          TRANSTECHNOLOGY CORPORATION

In 1996, the Company acquired the Seeger Group of companies from a unit of AB SKF of Goteborg, Sweden for approximately $43 million in cash plus direct acquisition costs and the assumption of trade debt and accrued expenses. The Seeger Group, headquartered in Konigstein, Germany, manufactures circlips, snap rings and retaining rings primarily used in the production of automobiles, trucks, industrial equipment and appliances. The Seeger Group operated under the trade names "Seeger", "Anderton" and "Waldes" at its manufacturing facilities located in Germany, the UK, Brazil and the U.S.

DISCONTINUED OPERATIONS

In 1996, 1997 and 1998, the Company sold the domestic, European and Australian portions of its computer graphics service operations, respectively, in three separate transactions to three different buyers. These businesses were classified as discontinued operations in 1995. The sale of the domestic portion for $0.7 million in cash and $0.6 million in notes receivable was for book value in June 1995; the sale of the European and Australian portions was for $0.1 million in cash and $0.2 million in notes receivable and resulted in an after-tax gain on disposal of $0.1 million in January 1996. Additional after-tax disposal costs of $0.2 million were recorded in 1997 in connection with these sales.

In 1996, the Company sold its electronics division for $4.4 million in cash and $9.6 million in notes receivable. The sale of this operation resulted in an after-tax gain on disposal of $0.2 million.

In 1995, the Company sold substantially all of the assets and business of its chaff products operation for $6.7 million in cash. The sale of this operation resulted in an after-tax loss on disposal of $0.4 million. Additional after-tax disposal costs of $0.2 million were recorded in 1996 in connection with the sale. The Company retained the chaff avionics product line and negotiated its sale separately in fiscal 1996 for $0.3 million in cash and $0.7 million in notes receivable, resulting in an after-tax gain on disposal of $0.4 million. In the fourth quarter of 1996, the Company recorded an after-tax charge of $0.4 million to record the anticipated loss on the sale of the facility that was formerly used by this operation. The facility was subsequently sold in the first quarter of 1997. Additional after-tax disposal costs of $0.1 million were recorded in both 1998 and 1997 related to the final sale of this facility.

Additional after-tax costs of $0.8 million, $0.6 million and $0.7 million were recorded in 1998, 1997 and 1996, respectively, in connection with other previously discontinued and sold operations. These additional costs represent adjustments to previous estimates related primarily to environmental and legal matters.

OTHER MATTERS

The Company is aware of the issues associated with the programming codes in existing computer and other systems as the millennium ("Year 2000") approaches. The Company is utilizing both internal and external resources to correct or reprogram those existing systems that are not already Year 2000 compliant. The Company believes that the cost of Year 2000 compliance will not have a material effect on the Company's results of operations, financial condition and cash flows. The Company cannot evaluate with accuracy the impact on the Company's business of customers', suppliers' and vendors' non-compliance with the Year 2000.

During 1998, the Company adopted SFAS No. 128, Earnings Per Share. The Company is required to adopt SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, for its fiscal year beginning April 1, 1998. The Company has not yet completed its analysis of which operating segments, if any, will be disclosed differently than previously reported.



                          TRANSTECHNOLOGY CORPORATION

LIQUIDITY AND CAPITAL RESOURCES

The Company's debt-to-capitalization ratio was 35%, 49% and 52% as of March 31, 1998, 1997 and 1996, respectively. The current ratio at March 31, 1998, was 2.17, compared to 2.54 and 2.51 at March 31, 1997 and 1996, respectively. Working capital was $56.4 million at March 31, 1998, down $2.7 million from 1997 and $0.9 million from 1996.

At March 31, 1998, the Company's debt consisted of $1.3 million of borrowings under a revolving credit line ("the Revolver"), $1.4 million of borrowings under international lines of credit ("the International Lines of Credit"), a $36.1 million term loan ("Term Loan A"), a $24 million term loan ("Term Loan B") and $0.7 million of other borrowings. The Revolver commitment of $30 million will be available to the Company through March 31, 2002 and is subject to a borrowing base formula. The Company's credit agreement with a group of commercial banks provides for borrowings and letters or credit based on collateralized accounts receivable and inventory. In addition, all of the remaining assets of the Company and its subsidiaries are included as collateral. Letters of credit under the line at March 31, 1998 were $0.1 million. The total commitment under the International Lines of Credit is $10 million and subject to the same availability and collateral as the revolver, but is not subject to a borrowing base formula. Term Loans A and B are with the same lenders, are secured by the same collateral as the Revolver and International Lines of Credit and are due and payable on March 31, 2001, and June 30, 2002, respectively. Interest on Term Loan A, the Revolver and the International Lines of Credit is tied to the primary bank's prime rate, or at the Company's option, the London Interbank Offered Rate ("LIBOR") plus a margin that varies depending upon the Company's achievement of certain operating and financial goals. Interest on Term Loan B accrues at the primary lending bank's prime rate plus two percentage points. The credit agreement also gives the Company the option of using LIBOR plus three and one-quarter percentage points. At March 31, 1998, $60.1 million of the Company's outstanding borrowings utilized LIBOR. The Company has an interest rate swap agreement with the same lender in order to effectively convert a portion of the floating-rate debt to fixed-rate debt. As of March 31, 1998, the Company has effectively fixed $24.0 million of floating debt to a fixed rate of 9.79% through July 31, 1998.

As of March 31, 1997, the availability under Term Loan A was increased by $20 million giving the Company a total of $35 million available for acquisitions. Of this amount, $32.6 million was used by the Company on April 17, 1997 to acquire all of the outstanding stock of TCR Corporation.

In November 1997, the Company completed a public stock offering which yielded net cash proceeds of $28.1 million from the issuance of 1.154 million shares of common stock. The proceeds from the offering were used to repay a portion of the Company's Revolving Debt and Term Debt in accordance with the Credit Agreement.

Principal payments on the $36.1 million Term Loan A debt are due quarterly in the amount of $3.0 million effective June 30, 1998, with escalations to $3.3 million effective June 30, 1999 and $4.2 million effective June 30, 2000. Principal payments on the $24 million Term Loan B are payable annually in the amount of $0.5 million through June 30, 2000, with final balloon payments of $7.5 million and $15 million due on June 30, 2001 and 2002, respectively.



                          TRANSTECHNOLOGY CORPORATION

The credit agreement limits the Company's ability to pay dividends to 25% of net income and restricts capital expenditures to $9 million annually, as well as containing other customary financial covenants.

In 1998, the Company completed the sale of the facility that was formerly used by its Financial Systems division for $1.1 million in cash. The Company also completed the sale of the former Seeger-Orbis Eichen, Germany retaining ring facility for $0.9 million in cash. The proceeds from both sales were used to reduce the Company's Revolver and International Lines of Credit, respectively. In 1997, the Company completed the sale of a facility formerly used by the chaff products operation for $2.1 million, the proceeds of which were used to reduce the Company's Revolver.

Management believes that the Company's anticipated cash flow from operations, combined with the bank credit agreement described above, will be sufficient to support working capital requirements, capital expenditures and dividend payments at their current or expected levels. Capital expenditures in 1998 were $8.7 million compared with $5.5 million in 1997 and $6.5 million in 1996, with capital expenditures for the Fastener Segment being much larger than those required by the Rescue Hoist and Cargo Hook Segment.

The Company is subject to various contingencies related to soil and groundwater contamination at several facilities. Expenditures made pursuant to the remediation and restoration of these sites approximated $0.6 million in 1998, $1.1 million in 1997 and $1.3 million in 1996. These expenditures are primarily of a non-recurring nature and are not capitalized. The Company expects similar expenditures in 1999 to be in the same range. Management believes that, after taking into consideration information provided by counsel, the resolution of these matters will not have a material adverse effect on the Company's liquidity. Additionally, management believes that the Company's cash flow from operations, combined with the bank credit agreement described above, will be sufficient to cover such future expenditures.



                          TRANSTECHNOLOGY CORPORATION

DIRECTORS

 *Gideon Argov
  Chairman of the Board, President
  and Chief Executive Officer
  Kollmorgen Corporation
  (High-performance motion control systems)

*+Walter Belleville
  Chairman and Chief Executive Officer
  ATI Machinery, Inc.
  (Heavy machinery)

 #Michael J. Berthelot
  Chairman of the Board and
  Chief Executive Officer
  TransTechnology Corporation

  Patrick K. Bolger
  President and Chief Operating Officer
  TransTechnology Corporation

#+Thomas V. Chema
  Partner, Arter & Hadden
  (Telecommunications consulting)

  Michel Glouchevitch
  Managing Director
  Triumph Capital Group

*#James A. Lawrence
  Executive Vice President and
  Chief Financial Officer
  Northwest Airlines

  William J. Recker
  President
  Gretag Imaging Group Inc.

* Audit Committee
# Nominating Committee
+ Incentives & Compensation Committee

COUNSEL

Hahn, Loeser & Parks
Cleveland, Ohio

AUDITORS

Deloitte & Touche LLP
Parsippany, New Jersey

TRANSFER AGENT AND REGISTRAR

Wachovia Bank, N.A.
Winston-Salem, North Carolina

CORPORATE OFFICERS

Michael J. Berthelot
Chairman of the Board and
Chief Executive Officer

Patrick K. Bolger
President and Chief
Operating Officer

Joseph F. Spanier
Vice President, Chief Financial Officer
and Treasurer

Chandler J. Moisen
Executive Vice President

Gerald C. Harvey
Vice President, Secretary and
General Counsel

Robert L. G. White
President Aerospace Products Group

Robert Tunno
President Domestic Industrial Products Group

Ulf Jemsby
President International Industrial Products Group

Monica Aguirre
Assistant Secretary

OPERATIONAL GROUPS

DOMESTIC INDUSTRIAL PRODUCTS GROUP

BREEZE INDUSTRIAL PRODUCTS
Gear-driven band fasteners
100 Aero-Seal Drive
Saltsburg, PA 15681-9594
724/639-3571
Fax 724/639-3020
www.breezeclamps.com
Robert Tunno - Division President

THE PALNUT COMPANY
Single and multi-thread fasteners
152 Glen Road
Mountainside, NJ 07092-2997
908/233-3300
Fax 908/233-6566
www.palnut.com
Stanley E. Erman - Division President

WALDES/INDUSTRIAL RETAINING RING (IRR)
Multi-sized retaining rings and assembly tools
57 Cordier Street
Irvington, NJ 07111-4035
973/926-5000
Fax 973/926-4699
www.waldes.com
Eugene Landis - Division President

TCR CORPORATION
Cold forged and machined products
1600 67th Avenue North
Minneapolis, MN 55430
612/560-2200
Fax 612/561-0949
John Funk - Division President

INTERNATIONAL INDUSTRIAL PRODUCTS GROUP

THE SEEGER GROUP

SEEGER-ORBIS GMBH
Retaining rings and circlips
Wiesbadener Strasse 243
D-61462 Konigstein, Germany
49/6174 2050
Fax 49/6174 205 100
www.smueller@seeger-orbis.de
Ulf Jemsby - Managing Director

     PEBRA PRODUCTS DIVISION
     Gear driven band fasteners
     Werk 4, Hauptsrasse 2/1
     78628 Frittlingen, Germany
     49/7426 949 20
     Fax 49/7426 949 224

ANDERTON INTERNATIONAL LTD.
Retaining rings and circlips
Ferncliff Road
Bingley, West Yorkshire
England BD16 2PL
44/1274 782 200
Fax 44/1274 771 900
Daran Brown - Managing Director

SEEGER-RENO INDUSTRIA
E COMERCIO LTD.
Retaining rings and circlips
Av. Prestes Maia 230
Diaderna, Sao Paulo, Brazil
55/11 713 3133
Fax: 55/11 713 4412
www.seegerreno.com.br
Joao Scivoletto - Managing Director

AEROSPACE PRODUCTS GROUP

BREEZE-EASTERN
Lifting and restraint products
700 Liberty Avenue
Union, NJ 07083-4115
908/686-4000
Fax 908/686-9292
www.breeze-eastern.com
Robert White - Division President

[TRANSTECHNOLOGY CORPORATION LOGO]



150 Allen Road
Liberty Corner, New Jersey 07938
908 / 903-1600
fax 908 / 903-1616
www.transtechnology.com