Form 10-K, Exhibit 13
period 1999-03-31
TRANSTECHNOLOGY CORP
filed 1999-06-15
CIK 99359

                                                                      Exhibit 13

                               [GRAPHIC OMITTED]

                                  Annual Report

                        Fiscal Year Ended March 31, 1999

                               [LOGO]TransTechnology
                                       corporation
                                     engineered products for global partners(TM)

TABLE OF CONTENTS:

1   Selected Financial Data

2   Letter to Shareholders

4   Domestic and International Industrial Products

6   Aerospace Products

8   Financial Information

   [The following tables were depicted as bar graphs in the printed material.]

             Net Sales
             ($ in Millions)
             -----------------------------------------------------
              1995        1996        1997        1998        1999
             101.1       158.0       178.7       204.0       228.0

             Income From Continuing Operations
             ($ in Millions)
             -----------------------------------------------------
              1995        1996        1997        1998        1999
               7.4         8.5         9.7        12.0        14.6

             Diluted Income Per Share From Continuing Operations
             (in Dollars)
             -----------------------------------------------------
              1995        1996        1997        1998        1999
              1.44        1.66        1.87        2.11        2.30

             Capital Expenditures
             ($ in Millions)
             -----------------------------------------------------
              1995        1996        1997        1998        1999
               5.0         6.5         5.5         8.7        14.8

  [The following tables were depicted as pie charts in the printed material.]

                1999 Net Fastener Sales Allocation by Market Type
                -------------------------------------------------
                          Aerospace                2%
                          Consumer/Durables        3%
                          Industrial Machinery    11%
                          Heavy Truck OEM         24%
                          Automotive OEM          26%
                          Distribution            34%

                    1999 Net Sales Allocation by Market Type
                    ----------------------------------------
                          Aerospace               22%
                          Consumer/Durables        3%
                          Industrial Machinery     9%
                          Heavy Truck OEM         19%
                          Automotive OEM          20%
                          Distribution            27%

On cover: Retaining rings as they enter plating process.

Selected Financial Data

The following table provides selected financial data with respect to the consolidated statements of operations of the Company for the five fiscal years ended March 31, 1999, and the consolidated balance sheets of the Company at the end of each such year.

SELECTED FINANCIAL DATA                                                 Years ended March 31,
(In thousands, except per share amounts              1999          1998          1997          1996          1995
-------------------------------------------------------------------------------------------------------------------
Net sales                                       $ 228,006     $ 203,928     $ 178,684     $ 158,024     $ 101,122
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes                              24,294        20,153        16,620        14,300        10,842
Provision for income taxes                          9,704         8,162         6,898         5,792         3,457
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations                  14,590        11,991         9,722         8,508         7,385
Loss from discontinued operations                      --          (924)         (934)       (1,134)       (4,852)
-------------------------------------------------------------------------------------------------------------------
Income before extraordinary charge                 14,590        11,067         8,788         7,374         2,533
Extraordinary charge for refinancing of debt         (781)           --            --            --            --
-------------------------------------------------------------------------------------------------------------------
Net income                                      $  13,809     $  11,067     $   8,788     $   7,374     $   2,533
-------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share:
    Basic:
      Income from continuing operations         $    2.33     $    2.17     $    1.92     $    1.67     $    1.45
      Loss from discontinued operations                --         (0.17)        (0.18)        (0.22)        (0.95)
      Extraordinary charge for refinancing
        of debt                                     (0.12)           --            --            --            --
-------------------------------------------------------------------------------------------------------------------
Net income per share                            $    2.21     $    2.00     $    1.74     $    1.45     $    0.50
-------------------------------------------------------------------------------------------------------------------
    Diluted:
      Income from continuing operations         $    2.30     $    2.11     $    1.87     $    1.66     $    1.44
      Loss from discontinued operations                --         (0.16)        (0.18)        (0.22)        (0.95)
      Extraordinary charge for refinancing
        of debt                                     (0.12)           --            --            --            --
-------------------------------------------------------------------------------------------------------------------
Net income per share                            $    2.18     $    1.95     $    1.69     $    1.44     $    0.49
-------------------------------------------------------------------------------------------------------------------
Dividends declared and paid per share           $    0.26     $    0.26     $    0.26     $    0.26     $   0.255
-------------------------------------------------------------------------------------------------------------------
Total assets                                    $ 279,720     $ 236,073     $ 199,136     $ 199,367     $ 129,396
Long-term debt                                  $ 102,463     $  51,350     $  67,516     $  72,565     $  37,021
Stockholders' equity                            $ 123,710     $ 115,832     $  77,444     $  72,470     $  64,502
Book value per share                            $   20.25     $   18.47     $   15.40     $   14.21     $   12.72
Shares outstanding at year-end                      6,108         6,272         5,028         5,099         5,070
-------------------------------------------------------------------------------------------------------------------

MARKET AND DIVIDEND DATA

                                                                                    Market Price
                                                                ---------------------------------------------------
Quarter Ended                                                       High                Low               Dividends
-------------------------------------------------------------------------------------------------------------------
June 30, 1997                                                   $  22-7/8            $  19-7/8             $ .065
September 30, 1997                                                 26-11/16             22-3/4               .065
December 31, 1997                                                  28-5/16              26                   .065
March 31, 1998                                                     30-5/16              25-1/2               .065
-------------------------------------------------------------------------------------------------------------------
June 30, 1998                                                      30-5/8               25-9/16              .065
September 30, 1998                                                 27-1/8               20-1/4               .065
December 31, 1998                                                  23-11/16             18-9/16              .065
March 31, 1999                                                     20-3/4               16-1/2               .065
-------------------------------------------------------------------------------------------------------------------


                                                           1999 ANNUAL REPORT  1

Fellow Shareholders:

[PHOTO OMITTED]

Michael J. Berthelot

We are pleased to report that the fiscal year ended March 31, 1999, was the seventh consecutive year of growth for our company, with sales up 12% and income and earnings per share before an extraordinary item up 32% and 18% respectively.

      The year began with a flurry of activity. In June we added a new product to our line of specialty fasteners with the acquisition of Aerospace Rivet Manufacturers Corporation, a Los Angeles- based manufacturer of rivets and bolts for use in the aerospace industry. In July, we acquired NORCO Inc. of Ridgefield, Connecticut, the world's leading maker of rods used to hold open aircraft engine nacelles during inspection and maintenance. Each of these acquisitions made a contribution to 1999's results, and we expect them to grow and prosper even more in the future.

      At the end of the second quarter, uncertainty in the economic cycle led us to cut back employment levels, eliminate non-essential spending, and reduce inventory and working capital. Those programs continued through the fourth quarter. Since the beginning of the third quarter our headcount is down 10% and, since the beginning of the fourth quarter, we have lowered our inventory $5.6 million. We believe the continuance of these measures will help prepare us for any further downside changes in the economy and will increase cash generation. Our focus on lower operating costs and higher operating efficiencies makes our fastener segment one of the most profitable in the field, with fiscal 1999 operating and EBITDA (earnings before interest, taxes, depreciation and amortization) margins of 14.8% and 19.7%, respectively. In a field of eight publicly traded companies reporting segment results for fasteners for calendar 1998, our fiscal 1999 EBITDA margin ranked second.

      The 1999 fiscal year was a challenging one. On the downside, the U.S. manufacturing economy was weak for the first three quarters of our fiscal year, and economic chaos reigned in Brazil for most of the year. England slid into recession for the better part of the year and Germany's growth slowed to a crawl as the year drew to an end. On the upside, three more of our facilities became QS 9000 quality certified, and two achieved ISO14001 environmental certification. We placed new presidents at four of our divisions. We completed the largest capital spending program in the company's history. We surveyed every one of our over 1,750 employees as to their quality of work life, and sampled the top 20 customers at each of our divisions as to customer satisfaction. Programs to capitalize on opportunities were implemented following each survey. At year end, our financial results, while satisfying in one regard, left us with the knowledge that we can do much better.

      Our charge for fiscal 2000 is to capitalize on the opportunities in those divisions which are improving efficiencies and gaining market share while driving out costs. Our primary objective is to improve the operating results of our domestic retaining ring division, which has been a drag on our results for the past two fiscal years. Combined with uncertainty as to the economies of Germany and Great Britain, the domestic retaining ring business is our biggest risk for fiscal 2000.


2  TRANSTECHNOLOGY CORPORATION

      Our commitment to achieving our stated goals by the year 2001 remains strong. Progress was made toward our goals of $500 million in revenues (up 12% in fiscal 1999); number one or two market positions in our product lines (NORCO's addition gave us another number one market share position); a 7% net income margin (up to 6.4% before an extraordinary item in 1999 from 1998's 5.4%); 15% annual increases in EPS (up 18% on 11% more shares in 1999); 35% debt to total capitalization (at 45% on March 31, 1999, from a 49% peak following the acquisitions); and a dividend not higher than 25% of income (at $.26, 12%). As we get nearer to fiscal 2001, it is clear that some of these may truly be stretch goals. We believe, however, that they remain achievable.

      We are, of course, disappointed by the disconnect between the price of our company's shares and the intrinsic value of our company. Value is related to the fundamental, long-term cash- generation capacity of a business. The price of a share, however, is dependent upon many things, including net inflows of funds into mutual funds and alternative investments. As painful as we find the decline in our share price to be, we in management cannot obsess with the day-to-day price of our shares; to a large degree, it is out of our control. We can, however, focus our efforts on increasing the value of our business, by increasing sales, by increasing profitability, and by increasing the return on our invested capital. Increasing shareholder value is our main endeavor, and it is value which is our driver, not the daily price quote. We are firm in our belief that the market price of our shares and the value of our business will realign themselves.

      We are pleased to welcome John H. Dalton, former Secretary of the Navy, to our Board of Directors. He will be a valuable source of guidance and support to us in the future.

      I cannot quantify the pride and gratitude I feel in being permitted to lead this company. Every one of our 1,750 employees around the world contributes every day to our results. As I travel and meet them, and see what they do, I cannot help but be impressed with their knowledge, commitment, and desire to do their best. I thank each of them for their support and hard work this past year. Our Board of Directors continues to provide the best possible counsel and guidance, and I find it an irreplaceable source of advice and information. I thank the members of our Board for their commitment this past year. And most importantly, I thank you, the shareholders, who have placed your trust, confidence, and resources in our hands. We appreciate your support, and look forward to continued growth in the future.


/s/ Michael J. Berthelot

Michael J. Berthelot
Chairman, President and
Chief Executive Officer

   [The following table was depicted as a pie chart in the printed material.]

                                 1999 Net Sales
                      Domestic vs. International Operations
                      -------------------------------------
                               International  25%
                               Domestic       75%


                                                           1999 ANNUAL REPORT  3

Domestic and International

Industrial Products

TransTechnology Corporation derives almost 80% of its revenues from the manufacture and sale of specialty fasteners, and is the seventh largest fastener manufacturer in the United States. Operating in small niches, the company has some of the most well known brand names in the world and is an acknowledged market leader in each of its product lines. The company's specialty fastener products are used in various industries, ranging from automotive and heavy truck manufacturing to computer disk drives, toys, cameras, appliances and plumbing applications. Specialty fastener products are distributed through in-house sales forces, distributors, and manufacturers' representatives around the world. Through increased engineering and marketing resources, the company continues to search for unique applications for its products in new industries around the globe.

                                                  The Palnut Company Single and
                                                  multi-thread fasteners for
                                                  automotive and industrial
                                                  applications

                                                        [GRAPHIC OMITTED]

RETAINING RINGS

TransTechnology is the world's largest manufacturer of retaining rings, with operations in the United States, Germany, England, and Brazil selling products under the brand names "Seeger" (Germany and Brazil), "Anderton" (United Kingdom), and "Waldes/IRR" (United States). Retaining rings are highly engineered, usually to a customer's exacting specifications, and are used in transmissions, drive trains, steering and braking systems on automobiles, trucks, and off-road equipment. They also find application in industrial equipment, computers, photographic equipment, marine applications, and almost any situation where axial retention of mechanical parts on shafts or in bores is required.

Breeze Industrial Products
V-Band clamp for OEM
applications

    [GRAPHIC OMITTED]

STAINLESS STEEL HOSE CLAMPS

TransTechnology, through its Breeze Industrial Products and Pebra divisions, manufactures the most comprehensive line of worm-drive and T-Bolt/V-Band clamps in the world. Breeze(R) and Pebra stainless steel clamps are well known for their quality and engineering. Breeze(R) T-Bolt and Constant-Torque(R) clamp products are used in diesel engine, heavy truck, marine and off-road equipment applications throughout the world. Breeze(R) is a certified supplier to Caterpillar, Paccar, and many other heavy equipment manufacturers. Breeze(R) "Aero-Seal(R)", "Euro-Seal(R)" and "Power-Seal(R)" clamps are supplied through major distributors to the industrial, hardware, automotive, marine and retail markets for use in repair, maintenance and overhaul applications, and are used by many manufacturers of industrial and consumer products. Pebra brand clamps are supplied to both the European heavy truck and equipment markets and to industrial product manufacturers.


4  TRANSTECHNOLOGY CORPORATION

[GRAPHIC OMITTED]

                                                           TCR
                                                           Shift rail for manual
                                                           transmissions

                                                             [GRAPHIC OMITTED]

ASSEMBLY FASTENERS

TransTechnology's Palnut division is one of the leading manufacturers of assembly fasteners in the United States, supplying Palnut(R) highly engineered fastening devices to the automotive, toy, appliance and electronics industries. Products include lock nuts, push-nuts, u-nuts, and a variety of single and multi-threaded stainless and high-carbon steel fasteners. Palnut products are sold worldwide directly to original equipment manufacturers (OEM) as well as through industrial distributors.

EXTERNALLY THREADED AND SPECIALTY MACHINED PRODUCTS

TCR Corporation, designs and manufactures sophisticated externally threaded fastening devices and custom industrial components, combining its expertise in cold forging and machining technologies. TCR products are used by industrial customers worldwide, with key market groups including the automotive, hydraulic and recreational product industries.

TransTechnology's Aerospace Rivet Manufacturers Corporation (ARM), acquired in 1998, produces premium solid rivets and threaded fasteners for the aerospace industry. Materials used in these fasteners include aluminum alloys, monel, titanium, A-286, stainless steel, and other specialty alloys. All of ARM's products are manufactured for the aerospace industry and meet quality approvals for Boeing D1-9000 and Mil-I-45208.


                                             ARM
                                             Solid rivets and threaded fasteners
                                             for aerospace applications

                                                       [GRAPHIC OMITTED]


                                                           1999 ANNUAL REPORT  5

                                [PHOTO OMITTED]

Norco hold open rods
on Boeing-B777

Aerospace Products

TransTechnology's Breeze-Eastern division is the world's leading designer and manufacturer of sophisticated helicopter rescue hoists, cargo winches and cargo hook systems. These complex, highly engineered systems add significantly to the versatility of an aircraft for a relatively small cost. The equipment is used the world over by military and civilian agencies to save lives, complete missions, and transport cargo. Most helicopter manufacturers today, including Agusta, Bell, Boeing, Eurocopter, MD Helicopters, Sikorsky and GKN-Westland specify Breeze-Eastern's systems as standard equipment on their aircraft because of Breeze-Eastern's record for performance, safety, reliability, durability, and service. Innovation and new product development remain an important focus at Breeze-Eastern, one reason why its products will be found on the new V-22 Osprey tiltrotor vertical take-off and landing aircraft due into full production in 1999 for the U.S. Marine Corps, the Sikorsky UH-60Q Blackhawk MEDEVAC helicopter for the U.S. Army, the EHI Cormorant Search and Rescue helicopter for the Canadian National Defense Forces and the Agusta A-109 (Power) utility helicopter. Breeze-Eastern also designs and manufactures handling systems for weapons platforms and motion control actuation systems for civilian and military aircraft.

Norco Inc., acquired in 1998, is the global leader in the design and manufacture of mechanical components and systems such as hold open rods, quick connect/disconnect locking systems, helicopter blade restraint systems, latch assemblies, safety locks, and application-specific mechanical systems. Its power transmission line of products include rollnuts, rollnut longspan assemblies, ball reversers, ball oscillators, FlenNut assemblies and other application-specific linear motion assemblies.

      During the company's successful history of servicing the commercial and defense aviation industry, Norco has forged special relationships with several original equipment manufacturers. These relationships enable Norco to work in collaboration with its customers not only during the early design stage, but also throughout the life-cycle of each manufacturing program.

      The Company's aircraft building customers, include Airbus, Boeing, McDonnell Douglas (now Boeing), Lockheed Martin and Northrop Grumman. Norco also sells to aircraft system suppliers such as BF Goodrich Aerospace Structures (cowlings), Short Brothers plc. (nacelles), and GKN-Westland Aerospace Structures (composite doors on the Airbus A-340, CRJ700 and C27J).


                                                           1999 ANNUAL REPORT  7

Consolidated Balance Sheets

(In thousands, except share data)

                                                                                                        March 31,
ASSETS                                                                                             1999          1998
=======================================================================================================================
CURRENT ASSETS:
  Cash and cash equivalents                                                                   $   2,255     $   2,960
  Accounts receivable (net of allowance for doubtful accounts of
    $240 and $556 in 1999 and 1998, respectively)                                                36,323        33,244
  Notes and other receivables                                                                       658         5,086
  Inventories                                                                                    58,668        53,985
  Prepaid expenses and other current assets                                                       1,702         1,022
  Deferred income taxes                                                                           1,295         2,773
-----------------------------------------------------------------------------------------------------------------------
           Total current assets                                                                 100,901        99,070
-----------------------------------------------------------------------------------------------------------------------
PROPERTY:
  Land                                                                                           12,564        11,002
  Buildings                                                                                      21,654        19,747
  Machinery and equipment                                                                        67,381        54,315
  Furniture and fixtures                                                                          9,075         7,381
  Leasehold improvements                                                                            727           536
-----------------------------------------------------------------------------------------------------------------------
           Total                                                                                111,401        92,981
  Less accumulated depreciation and amortization                                                 35,017        29,295
-----------------------------------------------------------------------------------------------------------------------
           Property - net                                                                        76,384        63,686
-----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
  Notes receivable                                                                                3,694         7,181
  Costs in excess of net assets of acquired businesses (net of accumulated amortization of $7,002 and $5,115 in 1999 and
    1998, respectively)                                                                          76,731        45,094
  Other                                                                                          22,010        21,042
-----------------------------------------------------------------------------------------------------------------------
           Total other assets                                                                   102,435        73,317
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                         $ 279,720     $ 236,073
=======================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
=======================================================================================================================
CURRENT LIABILITIES:
  Current portion of long-term debt                                                           $      46     $  12,137
  Accounts payable - trade                                                                       14,247        14,694
  Accrued compensation                                                                            6,161         9,764
  Accrued income taxes                                                                              765           332
  Other current liabilities                                                                       8,588        11,154
-----------------------------------------------------------------------------------------------------------------------
           Total current liabilities                                                             29,807        48,081
-----------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS                                                      102,463        51,350
-----------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                                                      23,740        20,810
-----------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)
-----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
  Preferred stock - authorized, 300,000 shares; none issued
  Common stock - authorized, 14,700,000 shares of $.01 par value; issued,
    6,653,855 and 6,564,079 shares in 1999 and 1998, respectively                                    67            66
  Additional paid-in capital                                                                     77,246        75,959
  Retained earnings                                                                              58,721        46,537
  Accumulated other comprehensive loss                                                           (3,021)       (2,495)
  Unearned compensation                                                                            (239)         (236)
----------------------------------------------------------------------------------------------------------------------
                                                                                                132,774       119,831
  Less treasury stock, at cost - 546,213 and 292,054 shares in 1999 and 1998, respectively       (9,064)       (3,999)
-----------------------------------------------------------------------------------------------------------------------
           Total stockholders' equity                                                           123,710       115,832
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                         $ 279,720     $ 236,073
=======================================================================================================================

See notes to consolidated financial statements.


8  TransTechnology Corporation

Statements of Consolidated Operations

(In thousands, except share data)

                                                                       Years ended March 31,
                                                               1999            1998            1997
=====================================================================================================
Net sales                                               $   228,006     $   203,928     $   178,684
Cost of sales                                               156,090         137,820         122,480
-----------------------------------------------------------------------------------------------------
           Gross profit                                      71,916          66,108          56,204
General, administrative and selling expenses                 46,552          40,187          35,309
Interest expense                                              6,938           7,228           6,797
Interest income                                                (412)         (1,020)         (1,202)
Other income - net                                           (6,362)           (440)         (1,320)
Allowance for possible loss on notes receivable                 906              --              --
-----------------------------------------------------------------------------------------------------
Income from continuing operations before
  income taxes                                               24,294          20,153          16,620
Provision for income taxes                                    9,704           8,162           6,898
-----------------------------------------------------------------------------------------------------
Income from continuing operations                            14,590          11,991           9,722
Loss from disposal of discontinued operations
  (net of applicable tax benefits of $1,301
  and $663 for 1998 and 1997, respectively)                      --            (924)           (934)
-----------------------------------------------------------------------------------------------------
Income before extraordinary charge                           14,590          11,067           8,788
Extraordinary charge for refinancing of debt (net of
  applicable tax benefit of $532)                              (781)             --              --
-----------------------------------------------------------------------------------------------------
Net income                                              $    13,809     $    11,067     $     8,788
-----------------------------------------------------------------------------------------------------
Earnings (loss) per share:
  Basic:
    Income from continuing operations                   $      2.33     $      2.17     $      1.92
    Loss from disposal of discontinued operations                --           (0.17)          (0.18)
    Extraordinary charge for refinancing of debt              (0.12)             --              --
-----------------------------------------------------------------------------------------------------
Net income per share                                    $      2.21     $      2.00     $      1.74
-----------------------------------------------------------------------------------------------------
  Diluted:
    Income from continuing operations                   $      2.30     $      2.11     $      1.87
    Loss from disposal of discontinued operations                --           (0.16)          (0.18)
    Extraordinary charge for refinancing of debt              (0.12)             --              --
-----------------------------------------------------------------------------------------------------
Net income per share                                    $      2.18     $      1.95     $      1.69
-----------------------------------------------------------------------------------------------------
Weighted - average basic shares outstanding               6,249,000       5,520,000       5,064,000
Weighted - average diluted shares outstanding             6,341,000       5,689,000       5,196,000

See notes to consolidated financial statements.


                                                           1999 ANNUAL REPORT  9

Statements of Consolidated Cash Flows

(In thousands)

                                                                                 Years ended March 31,
                                                                             1999         1998         1997
=============================================================================================================
Cash flows from operating activities:
  Net income                                                            $  13,809     $ 11,067     $  8,788
  Adjustments to reconcile net income to net cash provided by operating activities:
    Extraordinary charge for refinancing of debt                              781           --           --
    Gain on sale of marketable securities                                  (1,082)          --           --
    Depreciation and amortization                                          10,802        9,054        7,406
    Provision for losses on accounts and notes receivable                     803          537          139
    (Gain) loss on sale or disposal of fixed assets and discontinued
      businesses                                                              (28)       1,087           64
    Changes in assets and liabilities - excluding the effects of acquisitions and dispositions:
      Decrease (increase) in accounts receivable                            1,073       (2,732)        (620)
      Decrease (increase) in inventories                                    2,266       (2,685)         191
      Decrease (increase) in other assets                                   1,888       (3,330)        (191)
      (Decrease) increase in accounts payable                              (2,604)       1,770       (3,650)
      (Decrease) increase in accrued compensation                          (3,603)       2,989          553
      Increase (decrease) in income taxes payable                             686       (1,300)         242
      (Decrease) increase in other liabilities                             (6,115)       2,751)       1,385
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                  18,676       19,208       14,307
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Business acquisitions                                                   (43,901)     (34,774)      (3,602)
  Capital expenditures                                                    (14,759)      (8,745)      (5,477)
  Proceeds from sale of fixed assets and discontinued businesses              502        2,144        2,705
  Proceeds from sale of marketable securities                               2,024           --           --
  Decrease in notes and other receivables                                   3,128        1,954        1,119
-------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (53,006)     (39,421)      (5,255)
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from long-term borrowings                                      159,089       68,400       40,105
  Payments on long-term debt                                             (119,942)     (78,336)     (45,273)
  Proceeds from issuance of stock under stock option plan                   1,157        2,213          365
  Stock offering proceeds                                                      --       26,908           --
  Proceeds from foreign exchange contracts                                     --        2,036           --
  Treasury stock purchases                                                 (4,926)          --       (1,625)
  Dividends paid                                                           (1,625)      (1,467)      (1,318)
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                        33,753       19,754       (7,746)
-------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                      (128)        (121)        (128)
(Decrease) increase in cash and cash equivalents                             (705)        (580)       1,178
Cash and cash equivalents at beginning of year                              2,960        3,540        2,362
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                $   2,255     $  2,960     $  3,540
-------------------------------------------------------------------------------------------------------------
Supplemental information:
  Interest payments                                                     $   7,130     $  7,647     $  6,708
  Income tax payments                                                   $   5,177     $  5,988     $  3,810
-----------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


10  TRANSTECHNOLOGY CORPORATION

Statements of Consolidated Stockholders' Equity

(In thousands, except share data)

                                                                                            Accumulated
          Years ended               Common Stock      Treasury Stock  Additional               Other                       Total
        March 31, 1999,           ---------------    ---------------    Paid-In  Retained  Comprehensive    Unearned   Comprehensive
         1998 and 1997            Shares   Amount    Shares   Amount    Capital  Earnings  Income (loss)  Compensation    Income
---------------------------------------------------------------------------------------------------------------------- -------------
BALANCE, MARCH 31, 1996        5,276,463      $53  (177,500) $(2,155)   $46,188  $ 29,467     $  (774)         $(309)
  Net income                          --       --        --       --         --     8,788          --             --     $  8,788
  Other comprehensive income:
    Currency translation
      adjustment (net of taxes
      of $753)                        --       --        --       --         --        --      (1,061)            --       (1,061)
    Unrealized investment
      holding losses (net of
      taxes of $201)                  --       --        --       --         --        --        (283)            --         (283)
  Cash dividends ($.26 per
    share)                            --       --        --       --         --    (1,318)         --             --           --
  Purchase of treasury stock          --       --  (100,000)  (1,625)        --        --          --             --           --
  Issuance of stock under
    stock option plan             30,381       --        --       --        365        --          --             --           --
  Issuance of stock under
    bonus plan                    10,127       --   (11,737)    (159)       192        --          --             75           --
---------------------------------------------------------------------------------------------------------------------- -------------
BALANCE, MARCH 31, 1997        5,316,971       53  (289,237)  (3,939)    46,745    36,937      (2,118)          (234)    $  7,444
                                                                                                                         ========
  Net income                          --       --        --       --         --    11,067          --                    $ 11,067
  Other comprehensive income:
    Currency translation
      adjustment (net of taxes
      of $331)                        --       --        --       --         --        --        (487)            --         (487)
    Unrealized investment
      holding gains (net of
      taxes of $75)                   --       --        --       --         --        --         110             --          110
  Cash dividends ($.26 per
    share)                            --       --        --       --         --    (1,467)         --             --           --
  Public sale of common stock,
    net of expenses            1,063,900       11        --       --     26,897        --          --             --           --
  Issuance of stock under
    stock option plan            178,416        2        --       --      2,211        --          --             --           --
  Issuance of stock under
    bonus plan                     4,792       --    (2,817)     (60)       106        --          --             (2)          --
---------------------------------------------------------------------------------------------------------------------- -------------
BALANCE, MARCH 31, 1998        6,564,079       66  (292,054)  (3,999)    75,959    46,537      (2,495)          (236)    $ 10,690
                                                                                                                       =============
  Net income                          --       --        --       --         --    13,809          --             --     $ 13,809
  Other comprehensive income:
    Currency translation
      adjustment (net of taxes
      of $467)                        --       --        --       --         --        --        (701)            --         (701)
    Unrealized investment
      holding gains (net of
      taxes of $117)                  --       --        --       --         --        --         175             --          175
  Cash dividends ($.26 per
    share)                            --       --        --       --         --    (1,625)         --             --           --
  Purchase of treasury stock          --       --  (248,700)  (4,926)        --       --           --             --           --
  Issuance of stock under
    stock option plan             84,714        1        --       --      1,156        --          --             --           --
  Issuance of stock under
    bonus plan                     5,062       --    (5,459)    (139)       131        --          --             (3)          --
---------------------------------------------------------------------------------------------------------------------- -------------
BALANCE, MARCH 31, 1999        6,653,855    $  67  (546,213) $(9,064)   $77,246  $ 58,721    $(3,021)         $ (239)    $ 13,283
====================================================================================================================== =============

See notes to consolidated financial statements.


                                                          1999 ANNUAL REPORT  11

Notes to Consolidated Financial Statements.

1. SUMMARY OF ACCOUNTING PRINCIPLES

Business - TransTechnology Corporation (the "Company") develops, manufactures and sells a wide range of products in two industry segments, Specialty Fastener Products and Aerospace Products. The Company has manufacturing facilities located in the United States, Germany, the United Kingdom and Brazil. The Specialty Fastener Products Segment produces highly engineered precision metal retaining rings, gear driven band fasteners, circlips, custom cold-formed parts, rivets and other threaded and non-threaded assembly fasteners primarily for the automotive, heavy truck, industrial, aerospace and consumer/durables markets and accounted for approximately 78% of the Company's consolidated 1999 net sales. Through its Aerospace Products Segment, the Company develops, manufactures, sells and services a complete line of sophisticated lifting and restraining products--principally performance critical helicopter rescue hoist and cargo hook systems, winches and hoists for aircraft and weapons systems and aircraft engine compartment hold open rods, actuators and other motion control devices. This segment accounted for approximately 22% of the Company's consolidated 1999 net sales.

Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of TransTechnology Corporation and its subsidiaries, all of which are wholly owned. Intercompany balances and transactions are eliminated in consolidation. Investments in less than 20% owned companies are accounted for by the cost method.

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

Costs in Excess of Net Assets of Acquired Businesses - The difference between the purchase price and the fair value of the net assets of acquired businesses is included in the accompanying Consolidated Balance Sheets under the caption "Costs in excess of net assets of acquired businesses" and is being amortized over 40 years. The Company has determined that there is no impairment in value, since projected future operating results on an undiscounted basis, through the period such costs in excess of net assets of acquired businesses are being amortized, are in excess of the recorded asset amount.


12  TRANSTECHNOLOGY CORPORATION

Earnings per Share ("EPS") - The computation of basic EPS is based on the weighted-average number of common shares outstanding. The computation of diluted EPS assumes the foregoing and, in addition, the exercise of all stock options using the treasury stock method.

The components of the denominator for basic earnings per common share and diluted earnings per common share are reconciled as follows:

                                             1999       1998       1997
Basic earnings per common share:
   Weighted-average common
    shares outstanding                  6,249,000  5,520,000  5,064,000
                                       ================================
Diluted earnings per common share:
   Weighted-average common
    shares outstanding                  6,249,000  5,520,000  5,064,000
   Stock options                           92,000    169,000    132,000
                                       --------------------------------
Denominator for diluted
 earnings per common share              6,341,000  5,689,000  5,196,000
                                       ================================

Options to purchase 169,774, shares of common stock at prices between $22.9375 and $27.8750 were outstanding during 1999 but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares. During 1998 and 1997, all options to purchase common stock were included in the computation of diluted EPS.

Research, Development and Engineering Costs - Research and development costs and engineering costs in support of active products, which are charged to expense when incurred, amounted to $2.4 million, $2.1 million and $2.0 million in 1999, 1998 and 1997, respectively. Included in these amounts were expenditures of $1.2 million, $1.1 million and $0.8 million in 1999, 1998 and 1997, respectively, which represent costs related to research and development activities.

Foreign Currency Translation - The assets and liabilities of the Company's international operations, have been translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated as a separate component of Accumulated Other Comprehensive Income (Loss). Income and expense items are converted into U.S. dollars at average rates of exchange prevailing during the year. The Company treated its operation in Brazil as highly inflationary, where the functional currency was the U.S. dollar until the end of the third quarter of fiscal 1999. Effective December 28, 1998, the Brazilian operation ceased to be considered highly inflationary by the Company and the Brazilian Real is now the functional currency.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Investments - On March 1, 1994, the Company received shares of Mace Security International common stock, valued at $3.4 million, as partial consideration for the sale of a division. In March 1997, the Company recorded a $2.6 million pretax charge to continuing operations to write-down the carrying value of these shares to their current market value as the decline in value of these shares was determined to be other than temporary. During the fourth quarter of fiscal 1999, the Company sold all of these shares for $2.0 million and realized a pretax gain of $1.1 million.

Financial Instruments - The Company does not hold or issue financial instruments for trading purposes. Amounts to be paid or received under interest rate swap agreements are recognized as increases or reductions in interest expense in the periods in which they accrue. The Company enters into off-balance-sheet forward foreign exchange instruments in order to hedge certain financing and investment transactions denominated in foreign currencies and purchase commitments and certain foreign currency denominated long-term debt. Gains and losses on the investing and financing transactions are included in other income - net. Gains and losses on the foreign currency purchase commitment transactions are included in the cost of the underlying purchases.

New Accounting Standards - In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued and is effective for the Company for its fiscal year ending March 31, 2002. SFAS No. 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The Company is currently evaluating the impact this pronouncement will have on its consolidated financial statements.

Reclassifications - Certain reclassifications have been made to prior years' financial statements to conform to the 1999 presentation.


                                                          1999 ANNUAL REPORT  13

2. DISCONTINUED OPERATIONS

During fiscal 1998 and 1997, the Company recorded after tax costs of $0.9 million in both years for the disposal of previously discontinued and sold operations. These costs represent adjustments to previous estimates related primarily to legal and environmental matters.

Included in Other Assets at March 31, 1999 and 1998, were assets held for sale related to discontinued operations of $5,224 and $5,442, respectively.

3. ACQUISITIONS

On July 28, 1998, the Company acquired all of the outstanding stock of NORCO, Inc. ("NORCO") for $17.7 million in cash, including direct acquisition costs, and other contingent consideration. NORCO, located in Ridgefield, Connecticut, produces aircraft engine compartment hold open rods, actuators and other motion control devices for the aerospace industry.

On June 29, 1998, the Company acquired all of the outstanding stock of Aerospace Rivet Manufacturers Corporation ("ARM") for $26.2 million in cash, including direct acquisition costs, and other contingent consideration. ARM, located in Santa Fe Springs, California, produces rivets and externally threaded fasteners for the aerospace industry.

On April 17, 1997, the Company acquired all of the outstanding stock of TCR Corporation for $32.6 million in cash plus direct acquisition costs, and other contingent consideration. TCR Corporation, located in Minneapolis, Minnesota, produces cold forged and other externally threaded fasteners and related products for the automotive, heavy vehicle, marine and industrial markets.

The following is a summary of the assets acquired and the liabilities assumed (in thousands):

                                            1999       1998
Current assets                         $  12,723   $  5,862
Long-term assets                          37,944     34,449
Liabilities assumed                       (6,766)    (5,537)
                                       ---------------------
Cash paid including acquisition costs  $  43,901   $ 34,774
                                       =====================

The following summarizes the Company's pro forma information as if the acquisitions of ARM and NORCO had occurred at the beginning of the periods presented. The pro forma results give effect to the amortization of goodwill and additional depreciation and the effects on interest expense and taxes (in thousands):

                                        1999       1998
Net sales                           $239,142   $236,684
                                    ===================
Income from continuing operations   $ 14,617   $ 12,789
                                    ===================
Net income                          $ 13,836   $ 11,865
                                    ===================
Basic earnings per share            $   2.21   $   2.15
                                    ===================
Diluted earnings per share          $   2.18   $   2.09
                                    ===================

The above pro forma information does not purport to be indicative of the financial results which actually would have occurred had the acquisitions been made at the beginning of the period presented or subsequent to that date.

On June 18, 1996 the Company acquired the Pebra hose clamp business from Pebra GmbH Paul Braun i.K. for approximately $3.6 million in cash including direct acquisition costs. Pebra manufactures heavy duty hose clamps primarily for use in the manufacture of heavy trucks in Europe.

4. INVENTORIES

Inventories at March 31, consisted of the following (in thousands):

                                            1999       1998
Finished goods                         $  23,592  $  22,515
Work in process                           11,403     11,330
Purchased and manufactured parts          23,673     20,140
                                       --------------------
Total                                  $  58,668  $  53,985
                                       ====================


14  TRANSTECHNOLOGY CORPORATION

5. INCOME TAXES

The components of total income (loss) from operations (including continuing and discontinued operations and extraordinary items) before income taxes were (in thousands):

                                        1999              1998             1997
Domestic                            $ 23,689          $ 17,068         $ 12,167
Foreign                                 (708)              860            2,856
                                    -------------------------------------------
Total                               $ 22,981          $ 17,928         $ 15,023
                                    ===========================================

The provision for income taxes is summarized below (in thousands):

                                        1999              1998             1997
Currently payable:
  Federal                           $  3,771          $  4,325         $  3,549
  Foreign                                 --                77               42
  State                                  587               808              975
                                    -------------------------------------------
                                       4,358             5,210            4,566

Deferred                               4,814             1,651            1,669
                                    -------------------------------------------
Total                               $  9,172          $  6,861         $  6,235
                                    ===========================================

The provision (benefit) for income taxes is allocated between continuing and discontinued operations and extraordinary items as summarized below (in thousands):

                                        1999              1998             1997
Continuing                          $  9,704          $  8,162         $  6,898
Discontinued                              --            (1,301)            (663)
Extraordinary                           (532)               --               --
                                    -------------------------------------------
Total                               $  9,172          $  6,861         $  6,235
                                    ===========================================

The consolidated effective tax rates for continuing operations differ from the federal statutory rates as follows (in thousands):

                                        1999              1998             1997
Statutory federal rate                  35.0%             35.0%            35.0%
State income taxes after
  federal income tax                     4.9               4.8              4.5
Earnings of the foreign
  sales corporation                     (3.4)             (2.4)            (2.0)
Amortization of purchase
  adjustments not deductible
  for tax purposes                       2.3               1.6               --
Foreign rate differential                1.0                --              2.4
Other                                    0.2               1.5              1.6
                                    -------------------------------------------
Consolidated effective tax rate         40.0%             40.5%            41.5%
                                    ===========================================

The following is an analysis of accumulated deferred income taxes (in thousands):

                                                              1999         1998
Assets:
  Current:
    Inventory                                             $    309     $  1,008
    Net operating loss carryforward                            328          681
    Other                                                      658        1,084
                                                          ---------------------
      Total current                                          1,295        2,773
                                                          =====================
  Noncurrent:
    Environmental                                              602          852
    Accrued liabilities                                      2,412        1,572
    Investment                                                 617        1,062
    Net operating loss carryforward                          1,411          984
    Other                                                    1,715        1,623
                                                          ---------------------
      Total noncurrent                                       6,757        6,093
                                                          ---------------------
Total assets                                              $  8,052     $  8,866
                                                          =====================
Liabilities:
    Property                                              $ 11,217     $ 10,145
    Other                                                      732          578
                                                          ---------------------
Total liabilities                                         $ 11,949     $ 10,723
                                                          =====================

Summary of deferred income taxes (in thousands):

                                                              1999         1998
Net current assets                                        $  1,295     $  2,773
Net noncurrent liabilities                                  (5,192)      (4,630)
                                                          ---------------------
Total                                                     $ (3,897)    $ (1,857)
                                                          =====================


                                                          1999 ANNUAL REPORT  15

6. LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS

Long-term debt payable to banks and others, including current maturities, at March 31 consisted of the following (in thousands):

                                                          1999             1998
Credit agreement - 6.12%                              $101,440         $     --
Credit agreement - 7.75%                                   400               --
Credit agreement - 8.50%                                    --            2,676
Term loan - 6.85%                                           --           36,099
Term loan - 9.79%                                           --           24,000
Other                                                      669              712
                                                      -------------------------
                                                       102,509           63,487
Less current maturities                                     46           12,137
                                                      -------------------------
Total                                                 $102,463         $ 51,350
                                                      =========================

Credit Agreement - Effective July 24, 1998, the Company's credit facility was increased from $115.0 million to $125.0 million and was amended to eliminate the Term A and Term B loans, as well as, the asset based lending requirement of the prior loan agreement. The loan maturity date and all principal payments due were extended until July 23, 2003, at which time the principal is due in full. The primary purpose for the increase in the credit facility was to accommodate the ARM and NORCO acquisitions on June 29, 1998 and July 28, 1998, respectively. Effective November 27, 1998, the Company's credit facility was amended to increase the amount available from $125.0 million to $145.0 million in order to continue to have borrowing capacity for additional acquisition activity.

The credit agreement provides for revolving credit (the "Revolver") for both domestic and international borrowings, as well as letters of credit. The credit facility is provided by a group of commercial banks and is secured by all of the Company's assets.

The amount of the revolving bank credit line commitment available for international credit is $25.0 million and $5.0 million is available for letters of credit. As of March 31, 1999, the Company's debt consisted of $80.4 million of borrowings under the domestic revolving credit line, $21.4 million of borrowings under the international credit line and $0.7 million of other borrowings. Outstanding letters of credit under the credit line at March 31, 1999 were $0.1 million.

Interest on the Revolver is tied to the primary bank's prime rate, or at the Company's option, the London Interbank Offered Rate ("LIBOR"), plus a margin that varies depending upon the Company's achievement of certain operating and financial goals. At March 31, 1999, $101.4 million of the Company's outstanding borrowings utilized LIBOR, of which, $7.7 million and $13.7 million were payable in Deutsche mark and Pound sterling, respectively. The credit facility requires the Company to have interest rate protection on a minimum of $50.0 million of its variable rate debt effective April 30, 1999. Interest rate protection is generally arranged by means of interest rate swap agreements. The credit agreement also limits the Company's ability to pay dividends to 25% of net income and restricts capital expenditures to a range of $11.8 million to $15.8 million annually, and contains other customary financial covenants.

Other - Other long-term debt is comprised principally of an obligation due under a collateralized borrowing arrangement with a fixed interest rate of 3% due December 2004 and loans on life insurance policies owned by the Company with a fixed interest rate of 5%.

Debt maturities (in thousands):
  2000                                          $        46
  2001                                                   47
  2002                                                   49
  2003                                                   50
  2004                                              101,891
  Thereafter                                            426
                                                -----------
Total                                           $   102,509
                                                ===========


16  TRANSTECHNOLOGY CORPORATION

7. STOCKHOLDERS' EQUITY AND EMPLOYEE/DIRECTOR STOCK OPTIONS

The Company maintains the amended and restated 1992 long-term incentive plan (the "1992 Plan") and the 1998 non-employee directors stock option plan (the "1998 Plan").

Under the terms of the 1992 Plan, 800,000 of the Company's common shares may be granted as stock options or awarded as restricted stock to officers, directors and certain employees of the Company through September 2002. Option exercise prices equal the fair market value of the common shares at their grant dates. Options expire not later than five years after the date of grant. Options granted to directors and to officers and employees with the annual yearly cash bonus vest ratably over three years beginning one year after the date of the grant; options granted to officers and employees awarded as part of a three-year long-term bonus plan vest at the end of the three-year plan period. Restricted stock is payable in equivalent number of common shares. The shares are distributable in a single installment and, with respect to officers and employees, restrictions lapse ratably over a three-year period from the date of the award, and with respect to directors, the restrictions lapse after one year.

Under the terms of the 1998 Plan, non-employee directors are entitled to receive a matching option for each share of the Company's common stock that they purchase on the open market, with the strike price of the option being the purchase price of the share, up to a maximum of 5,000 options in any twelve month period or 15,000 options over a three-year period. Options granted under the 1998 Plan vest on the first anniversary of the grant, provided that the optionee may not acquire by exercise of the options more than 5,000 shares in any one year. Options expire not later than five years after the date of the grant.

The Company continues to apply the accounting standards set forth in APB No. 25. However, disclosures are required of pro forma net income and earnings per share as if the Company had adopted the accounting provisions of SFAS No. 123. Based on Black-Scholes values, pro forma net income for 1999, 1998 and 1997 would be $14.0 million, $11.0 million and $8.7 million, respectively; pro forma earnings per common share for 1999, 1998 and 1997 would be $2.24, $1.93 and $1.73, respectively.

The following table summarizes stock option activity over the past three years under the plans:

                                                                     Weighted-
                                                                      Average
                                                       Number        Exercise
                                                     of Shares         Price
Outstanding at March 31, 1996                         408,596        $ 12.62
  Granted                                              97,000          16.85
  Exercised                                           (30,381)         12.04
  Canceled or expired                                 (11,001)         12.55
                                                     --------
Outstanding at March 31, 1997                         464,214          13.54
  Granted                                              96,000          21.07
  Exercised                                          (178,416)         12.41
  Canceled or expired                                  (8,000)         15.00
                                                     --------
Outstanding at March 31, 1998                         373,798          15.63
  Granted                                             181,156          26.92
  Exercised                                           (84,714)         13.03
  Canceled or expired                                 (32,194)         23.81
                                                     --------
Outstanding at March 31, 1999                         438,046          17.66
                                                     ========

Options exercisable at March 31, 1997                 264,211          12.26
Options exercisable at March 31, 1998                 201,130          13.87
Options exercisable at March 31, 1999                 197,417          14.74

In 1999, 1998 and 1997 the Company awarded restricted stock totaling 5,062 shares, 4,792 shares and 10,127 shares, respectively. The weighted-average fair value of this restricted stock was $25.33, $22.14 and $17.25 in 1999, 1998 and 1997, respectively. The expense recorded in 1999, 1998 and 1997 for restricted stock was $107,000, $60,000 and $159,000, respectively.

The weighted-average Black-Scholes value per option granted in 1999, 1998 and 1997 was $21.59, $19.75 and $13.55, respectively. The following weighted-average assumptions were used in the Black-Scholes option pricing model for options granted in 1999, 1998 and 1997:

                               1999       1998       1997
Dividend yield                  1.4%       1.0%       1.4%
Volatility                     24.0%      25.0%      29.0%
Risk-free interest rate         5.5%       6.0%       6.2%
Expected term of options
  (in years)                    4.0        4.0        4.0

For options outstanding and exercisable at March 31, 1999, the weighted-average exercise price ranges and remaining lives were:

                                Options Outstanding                       Options Exercisable
              -------------------------------------------------   -------------------------------
                   Number            Weighted-        Weighted-        Number           Weighted-
  Range of       Outstanding          Average          Average       Exercisable         Average
  Exercise           at              Remaining        Exercise           at             Exercise
   Prices      March 31, 1999          Life             Price      March 31, 1999         Price
  $  9-14           73,272               1            $ 11.70           66,084          $ 12.97
    15-19          132,000               1              16.03          107,666            15.82
    20-28          232,774               4              25.25           23,667            21.59
                   -------                            -------          -------          -------
                   438,046               2            $ 17.66          197,417          $ 14.74
                   =======                            =======          =======          =======


                                                          1999 ANNUAL REPORT  17

8. EMPLOYEE BENEFIT PLANS

The Company has three defined contribution plans covering substantially all domestic employees. Contributions are based on certain percentages of an employee's eligible compensation. Expenses related to these plans were $ 2.5 million, $2.8 million and $2.5 million in 1999, 1998 and 1997, respectively.

The Company provides postretirement benefits to union employees at one of the Company's divisions. The Company continues to fund these benefits on a pay-as-you-go basis. In addition, the Company maintains several defined benefit retirement plans for certain non-U.S. employees. Funding policies are based upon local statutes.

(In thousands)

                                                              Postretirement
                                   Pension Benefits              Benefits
                               ------------------------------------------------
                                 Year Ended March 31,      Year Ended March 31,
                               ------------------------------------------------
                                1999     1998     1997     1999    1998    1997
Components of net
  periodic benefit cost:
Service cost                   $ 402    $ 409    $ 374      $ 2    $ 2     $ 3
Interest cost                    835      841      868       69     72      79
Expected return on
  plan assets                   (573)    (439)    (366)      --     --      --
Amortization of net gain          43       43       --       --     --      --
                               ------------------------------------------------
Net periodic benefit cost      $ 707    $ 854    $ 876      $71    $74     $82
                               ================================================

Weighted-average
  assumptions as
  of March 31:
Discount rate                   6.00%    6.88%    7.63%    7.00%  7.00%   7.50%
Expected return
  on plan assets                7.00%    8.00%    8.00%      --     --      --
Rate of compensation
  increase                      3.25%    3.50%    4.25%    4.00%  4.00%   4.00%

                                                              Postretirement
                                   Pension Benefits              Benefits
                              -------------------------------------------------
                                 Year Ended March 31,      Year Ended March 31,
                              -------------------------------------------------
                                  1999          1998         1999         1998
Change in benefit
  obligation:
Benefit obligation at
  beginning of year           $ 12,191      $ 11,485      $ 1,054      $ 1,010
Service cost                       402           409            2            2
Interest cost                      835           841           69           72
Plan participants'
  contributions                    136           130           --           --
Amendments                          --            --           --           67
Actuarial gain                   1,169           413            2           --
Benefits paid                     (792)         (719)        (103)         (97)
Effect of foreign
  exchange                        (239)         (368)          --           --
                              -------------------------------------------------
Benefit obligation at
  end of year                 $ 13,702      $ 12,191      $ 1,024      $ 1,054
                              =================================================

                                                              Postretirement
                                   Pension Benefits              Benefits
                              -------------------------------------------------
                                 Year Ended March 31,      Year Ended March 31,
                              -------------------------------------------------
                                  1999          1998         1999         1998
Change in plan assets:
Fair value of plan assets
  at beginning of year        $  7,116      $  5,337      $    --      $    --
Actual return on
  plan assets                      591         1,396           --           --
Employer contribution              313           389          103           97
Plan participants'
  contributions                    136           130           --           --
Benefits paid                     (318)         (268)        (103)         (97)
Effect of foreign
  exchange                        (273)          132           --           --
                              -------------------------------------------------
Fair value of plan assets
  at end of year              $  7,565      $  7,116      $    --      $    --
                              =================================================

                                                              Postretirement
                                   Pension Benefits              Benefits
                              -------------------------------------------------
                                 Year Ended March 31,      Year Ended March 31,
                              -------------------------------------------------
                                  1999          1998         1999         1998
Reconciliation of
  funded status:
Funded status                 $ (6,137)     $ (5,075)     $(1,024)     $(1,054)
Unrecognized actuarial
  loss (gain)                      502          (614)          63           63
Unrecognized prior
  service cost                     564           628           --           --
                              -------------------------------------------------
Accrued liability             $ (5,071)     $ (5,061)     $  (961)     $  (991)
                              =================================================


18  TRANSTECHNOLOGY CORPORATION

The assumed health care cost trend rates used for measurement purposes were 10.0% and 11.0% for 1999 and 1998, respectively, decreasing 0.5% each year to 6.0% in 2007 and beyond, for substantially all participants. Under the Plan the actuarially determined effect of a one-percentage point change in the assumed health care cost trend would have the following effects (in thousands):

                                          One           One
                                      Percentage    Percentage
                                         Point         Point
                                       Increase      Decrease
Effect on total of service and
  interest cost components                $10         $(13)

Effect on accumulated
  postretirement benefit obligation       154         (185)

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

                    Notional
                     Amount                      Receive      Pay
                 (in thousands)    Maturities    Rate(1)     Rate
March 31, 1998       $25,000          8/98        5.65%      6.54%
                     DM9,981         12/98        3.53       4.57

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

The table below summarizes by currency the contractual amounts of the Company's foreign exchange contracts at March 31, 1999 and 1998. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent to sell foreign currencies (in thousands):

                              1999                  1998
                        ---------------------------------------
                         Buy        Sell        Buy        Sell
Currency
     Deutsche mark      $ 546    $12,439     $   --     $16,405
     Pound sterling       --       2,556      3,677       8,507
                        ---------------------------------------
                        $ 546    $14,995     $3,677     $24,912
                        =======================================

Fair Value of Financial Instruments - The fair values of cash and cash equivalents, receivables and notes receivable approximate their carrying values due to the short-term nature of the instruments.

The fair value of the Company's long-term notes receivable and debt approximates their carrying values due to the variable interest-rate feature of the instruments. The fair values of the Company's interest rate swaps and forward foreign exchange agreements are the estimated amounts the Company would have to
(pay) or receive to terminate the agreements at March 31, based upon quoted market prices as provided by financial institutions which are counterparties to the agreements and were as follows (in thousands):

                                   1999            1998
                              (Pay) receive   (Pay) receive
Interest rate swap agreements   $    --         $  (141)

Forward foreign
  exchange agreements               626              20

10. EXTRAORDINARY ITEM

In fiscal 1999, the Company recognized an extraordinary charge of $0.8 million, net of tax, to write off the remaining deferred loan fees associated with the early extinguishment of the Company's indebtedness pursuant to its revised and amended revolving credit facility. (See Note 6).

11. COMMITMENTS

Rent expense under operating leases for the years ended March 31, 1999, 1998, and 1997 was $3.2 million, $2.3 million and $2.3 million, respectively.


                                                          1999 ANNUAL REPORT  19

The Company and its subsidiaries have minimum rental commitments under noncancellable operating leases as follows (in thousands):

   2000                                            $  2,252
   2001                                               1,638
   2002                                               1,299
   2003                                                 529
   2004                                                   7
                                                   --------
   Total                                           $  5,725
                                                   ========

12. CONTINGENCIES

Environmental Matters- During the fourth quarter of fiscal 1999, the Company reached an agreement with the Pennsylvania Department of Environmental Protection ("PaDEP") under which the Company will pay $0.4 million for past costs, future oversight expenses and in full settlement of claims made by PaDEP related to the environmental remediation at a site in Pennsylvania which continues to be owned although the related business has been sold. The Company has provided for this amount in its accrual for environmental liabilities. The Company must present an environmental cleanup plan for a portion of the site following the execution of the PaDEP agreement, which is in the form of a Consent Order, and agreement. A second Consent Order is contemplated by December 1, 2000 for another portion of the site, and a third Consent Order for the remainder of the site is contemplated by October 1, 2002. The Company is also in the process of finalizing the documentation of an agreed settlement with the Federal government under which the government will pay 50% of the environmental response costs associated with a portion of the site. At March 31, 1999, the Company's cleanup reserve was $1.5 million based on the net present value of future expected cleanup costs. In addition, the Company settled for a recovery of a portion of cleanup costs with its insurance carriers for approximately $5.1 million (net) which is included in Other income-net. The Company expects that remediation at the Pennsylvania site will not be completed for several years.

The Company also continues to participate in environmental assessments and remediation work at ten other locations, which include operating facilities, facilities for sale, and previously owned facilities. The Company estimates that its potential cost for implementing corrective action at these sites will not exceed $0.2 million payable over the next several years, and has provided for the estimated costs in its accrual for environmental liabilities.

In addition, the Company has been named as a potentially responsible party in seven environmental proceedings pending in several other states in which it is alleged that the Company was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Company was an owner or operator. Such properties generally relate to businesses, which have been sold or discontinued. It is not possible to reliably estimate the costs associated with any remedial work to be performed until studies at these sites have been completed, the scope of work defined and a method of remediation selected and approved by the relevant state authorities, and the costs allocated among the potentially responsible parties.

Litigation- The Company is also engaged in various other legal proceedings incidental to its business. It is the opinion of management that, after taking into consideration information furnished by its counsel, the above matters will have no material effect on the Company's consolidated financial position or the results of the Company's operations in future periods.

13. SEGMENT AND GEOGRAPHIC INFORMATION

The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, in fiscal 1999, which resulted in no significant change in the way the Company reports information about its operating segments. The Company's two business segments have separate management teams that report operating results regularly which are reviewed by the chief operating decision makers of the Company. Certain businesses have been aggregated into the same reportable segment because they have similar products and services, production processes, types of customers and distribution methods and their long-term financial performance is affected by similar economic conditions.

The Company has two reportable segments: Specialty Fastener Products and Aerospace Products. The Specialty Fastener Products segment develops, manufactures and sells primarily gear-driven band fasteners, circlips, threaded and non-threaded assembly fasteners, rivets, retaining rings and custom cold forged parts for the marine, auto, consumer/durables, aircraft, heavy equipment and industrial machinery markets. The Aerospace Products segment develops, manufactures and sells primarily lifting, control, and restraint devices--principally helicopter rescue hoists and external hook systems, winches and hoists for aircraft and weapons-handling systems, aircraft tie-downs, engine compartment hold open rods, actuators and other motion control devices.


20  TRANSTECHNOLOGY CORPORATION

The accounting policies of the segments are the same as those described in the summary of accounting principles. The Company evaluates performance based on operating profit of the respective segments. Operating profit is net sales less operating expenses. General corporate expenses, interest and income taxes have not been deducted in determining operating profit. Assets, depreciation and amortization and capital expenditures are those identifiable to a particular segment by their use. Approximately 10%, 11% and 9% of net sales in 1999, 1998 and 1997, respectively, were derived from sales to the United States Government and its prime contractors which are attributable primarily to Aerospace Products.

                                                       Operating                    Depreciation/
                           Fiscal           Net          Profit        Capital       Amortization   Identifiable
(In thousands)              Year           Sales       (loss)(1)     Expenditures     Expense(2)       Assets
----------------------------------------------------------------------------------------------------------------
Specialty Fastener          1999         $177,837      $ 26,284         $13,652        $ 8,812        $205,206
  Products                  1998          168,469        26,177           7,935          7,801         178,331
                            1997          144,197        24,040           4,715          5,881         140,960
----------------------------------------------------------------------------------------------------------------
Aerospace Products          1999           50,169        12,080             728            991          51,883
                            1998           35,459         9,285             469            544          25,540
                            1997           34,487         7,483             618            645          26,146
----------------------------------------------------------------------------------------------------------------
Total segments              1999          228,006        38,364          14,380          9,803         257,089
                            1998          203,928        35,462           8,404          8,345         203,871
                            1997          178,684        31,523           5,333          6,526         167,106
----------------------------------------------------------------------------------------------------------------
Corporate                   1999               --       (13,243)(3)         379            999          22,631
                            1998               --        (9,119)            341            709          32,202
                            1997               --        (9,253)            144            825          32,030
----------------------------------------------------------------------------------------------------------------
Corporate interest and      1999               --         6,111(4)           --             --              --
  other income-net          1998               --         1,038              --             --              --
                            1997               --         1,147              --             --              --
----------------------------------------------------------------------------------------------------------------
Interest expense            1999               --        (6,938)             --             --              --
                            1998               --        (7,228)             --             --              --
                            1997               --        (6,797)             --             --              --
----------------------------------------------------------------------------------------------------------------
Consolidated                1999          228,006        24,294          14,759         10,802         279,720
                            1998          203,928        20,153           8,745          9,054         236,073
                            1997          178,684        16,620           5,477          7,351         199,136
----------------------------------------------------------------------------------------------------------------

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

(3) Corporate expense for 1999 includes a $0.9 million pretax charge to the allowance for notes receivable, and a $1.5 million pretax incentive compensation award.

(4) Corporate interest and other income for 1999 includes a pretax net gain of $5.1 million for settlement of litigation claims against its insurance carriers for environmental matters and a $1.1 million gain on sale of marketable securities.

Export sales are defined as sales to customers in foreign countries by the Company's domestic operations. Export sales amounted to the following (in thousands):

Location                                 1999        1998        1997
Western Europe                        $15,680     $ 7,980     $ 8,349
Canada                                  9,170       7,095       6,316
Pacific and Far East                    3,344       2,296       3,027
Mexico, Central and South America       2,267       2,556       1,751
Middle East                               415         194         194
Other                                     275         158         156
                                    -----------------------------------
Total                                 $31,151     $20,279     $19,793
                                    ===================================


                                                          1999 ANNUAL REPORT  21

Results set forth below for international operations represent sales and operating income of domestic and foreign based subsidiaries based on the location the product was shipped from (in thousands):

                                                        1999           1998           1997
Net sales:
  Domestic operations                              $ 171,302      $ 146,682      $ 120,655
  International operations (1)                        56,704         57,246         58,029
                                                 -------------------------------------------
            Net sales                              $ 228,006      $ 203,928      $ 178,684
                                                 ===========================================
Operating income:
  Domestic operations                              $  34,621      $  30,808      $  24,991
  International operations (1)                         3,743          4,654          6,532
                                                 -------------------------------------------
            Operating income                          38,364         35,462         31,523
Interest expense                                      (6,938)        (7,228)        (6,797)
Corporate expense and other                           (7,132)        (8,081)        (8,106)
                                                 -------------------------------------------
Income from continuing operations before taxes     $  24,294      $  20,153      $  16,620
                                                 ===========================================
Identifiable assets:
  Domestic operations                              $ 193,690      $ 136,347      $  94,794
  International operations (1)                        63,399         67,524         72,312
  Corporate                                           22,631         32,202         32,030
                                                 -------------------------------------------
Total assets                                       $ 279,720      $ 236,073      $ 199,136
                                                 ===========================================

(1) International operations are primarily located in Europe and Brazil.

14. UNAUDITED QUARTERLY FINANCIAL DATA
    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              First            Second           Third            Fourth
                                             Quarter          Quarter          Quarter          Quarter           Total
1999
Net sales                                  $    51,483      $    56,368      $    57,863      $    62,292      $   228,006
Gross profit                                    16,900           17,949           18,078           18,989           71,916
Income before extraordinary charge               3,202            2,208            3,643            5,537(1)        14,590
Extraordinary charge for refinancing
 of debt                                            --             (781)              --               --             (781)
                                          ---------------------------------------------------------------------------------
Net income                                 $     3,202      $     1,427      $     3,643      $     5,537      $    13,809
                                          =================================================================================
Basic earnings (loss) per share:
  Income before extraordinary charge       $      0.51      $      0.35      $      0.58      $      0.90      $      2.33
  Extraordinary charge for refinancing
   of debt                                          --            (0.12)              --               --            (0.12)
                                          ---------------------------------------------------------------------------------
Net income                                 $      0.51      $      0.23      $      0.58      $      0.90      $      2.21
                                          =================================================================================
Diluted earnings (loss) per share:
  Income before extraordinary charge       $      0.50      $      0.34      $      0.58      $      0.89      $      2.30
  Extraordinary charge for refinancing
   of debt                                          --            (0.12)              --               --            (0.12)
                                          ---------------------------------------------------------------------------------
Net income                                 $      0.50      $      0.22      $      0.58      $      0.89      $      2.18
                                          =================================================================================

1998
Net sales                                  $    49,923      $    50,013      $    48,452      $    55,540      $   203,928
Gross profit                                    15,348           15,933           16,454           18,373           66,108
Income from continuing operations                2,367            2,387            3,314            3,923           11,991
Loss from discontinued operations                 (102)            (125)            (161)            (536)            (924)
                                          ---------------------------------------------------------------------------------
Net income                                 $     2,265      $     2,262      $     3,153      $     3,387      $    11,067
                                          =================================================================================
Basic earnings (loss) per share:
  Income from continuing operations        $      0.47      $      0.47      $      0.58      $      0.63      $      2.17
  Loss from discontinued operations              (0.02)           (0.02)           (0.03)           (0.09)           (0.17)
                                          ---------------------------------------------------------------------------------
Net income                                 $      0.45      $      0.45      $      0.55      $      0.54      $      2.00
                                          =================================================================================
Diluted earnings (loss) per share:
  Income from continuing operations        $      0.46      $      0.45      $      0.57      $      0.61      $      2.11
  Loss from discontinued operations              (0.02)           (0.02)           (0.03)           (0.08)           (0.16)
                                          ---------------------------------------------------------------------------------
Net income                                 $      0.44      $      0.43      $      0.54      $      0.53      $      1.95
                                          =================================================================================

(1) Income before extraordinary charge for the quarter ended March 31, 1999, includes a pretax net gain of $5.1 million for an insurance settlement and a $1.1 million pretax gain on sale of marketable securities.


22  TRANSTECHNOLOGY CORPORATION

Independent Auditors' Report

To the Stockholders and the Board of Directors of TransTechnology Corporation:

We have audited the accompanying consolidated balance sheets of TransTechnology Corporation and subsidiaries as of March 31, 1999 and 1998, and the related statements of consolidated operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TransTechnology Corporation and subsidiaries at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Parsippany, New Jersey
May 12, 1999


                                                          1999 ANNUAL REPORT  23

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

Sales in 1999 were $228.0 million, an increase of $24.1 million or 12% from 1998, compared with a $25.2 million or a 14% increase from 1997 to 1998. Gross profit in 1999 increased $5.8 million or 9% from 1998, compared with an increase of $9.9 million or 18% from 1997 to 1998. Operating profit for 1999 was $38.4 million, an increase of $2.9 million or 8% from 1998, compared with an increase of $3.9 million or 12% from 1997 to 1998. Income from continuing operations before income taxes in 1999 was affected by a $5.1 million net gain from the settlement of litigation relative to claims against its insurance carriers for environmental matters and a $1.1 million gain from the sale of marketable securities. Changes in sales, operating profit and new orders are discussed below by segment, and additional information regarding industry segments is contained in Note 13 of the Notes to Consolidated Financial Statements.

Net income, including an extraordinary charge in 1999, was $13.8 million or $2.18 per diluted share compared to $11.1 million, including discontinued operations, or $ 1.95 per diluted share in 1998. Changes in net income were affected by operating profit, as discussed in the Business Segment sections below, discontinued operations, and an extraordinary charge as discussed in the sections below.

During the first half of 1999 the Company made two acquisitions. On June 29, 1998, the Company acquired all of the outstanding stock of Aerospace Rivet Manufacturers Corporation ("ARM") for $26.2 million in cash including direct acquisition costs, and other contingent consideration. ARM, located in Santa Fe Springs, California, produces rivets and externally threaded fasteners. On July 28, 1998, the Company acquired all of the outstanding stock of NORCO, Inc. ("NORCO") for $17.7 million in cash including direct acquisition costs and other contingent consideration. NORCO, located in Ridgefield, Connecticut, produces engine compartment hold open rods, actuators and other motion control devices for the aerospace industry.

During the first half of 1999, the Company incurred an extraordinary charge for early extinguishment of debt in the amount of $0.8 million after tax. The early debt extinguishment enabled the Company to expand its credit facility in order to accommodate the ARM and NORCO acquisitions, as well as to simplify its debt structure as more fully described in the discussion of Liquidity and Capital Resources.

During 1999, the Company recorded a charge for the possible loss on notes receivable in the amount of $0.9 million before tax. This provision related to notes receivable due from the sale of a previously discontinued company.

During the fourth quarter of 1999, the Company realized a gain from the disposition of its stock in Mace Security International Inc. in the amount of $1.1 million, as well as an additional gain of $5.1 million relating to the settlement of environmental claims with its insurance carriers. The Company's loss from discontinued operations net of applicable tax benefits was $0.9 million in both 1998 and 1997.


24  TRANSTECHNOLOGY CORPORATION

Interest expense decreased by $0.3 million in 1999 from 1998 primarily due to lower interest rates. Interest expense increased $0.4 million in 1998 from 1997 primarily as a result of increased bank borrowings related to the acquisition of TCR Corporation in April, 1997.

New orders received during 1999 totaled $220.9 million, an increase of $14.0 million or 7% from 1998. New orders received during 1998 totaled $206.9 million, an increase of $30.4 million or 17% from 1997. At March 31, 1999, total backlog of unfilled orders was $89.7 million compared to $75.9 million and $66.5 million at March 3l, 1998 and 1997, respectively. New orders and backlog by industry segment are discussed below.

SPECIALTY FASTENER PRODUCTS SEGMENT 1999 COMPARED WITH 1998

Sales for the Specialty Fastener Products segment were $177.8 million in 1999, an increase of $9.4 million or 6% from 1998. The increase in sales was primarily due to the acquisition of ARM on June 29, 1998. Domestic fastener sales were otherwise generally flat as compared to 1998 sales. Sales of the European hose clamp division were lower reflecting mainly the loss of one major customer, which had been anticipated. Sales from the Brazilian retaining ring operation were also reduced compared to 1998 due to the currency devaluation as well as economic difficulties experienced in Brazil during 1999. Domestic retaining ring sales were also lower compared to 1998 due to a loss in market share suffered during the consolidation of two plants in New Jersey earlier in the year.

Operating profit for the Specialty Fastener Products segment was $26.3 million in 1999, an increase of $0.1 million compared to 1998. Increased operating profit generated by the ARM acquisition was essentially offset by the lower sales and resulting lower operating profit as discussed above from the domestic and Brazilian retaining ring divisions as well as the European hose clamp division. Lower operating profit also was experienced at the domestic hose clamp division due to increased price competition and a change in product mix resulting in lower absorption of overhead.

In 1999, new orders in the Specialty Fastener Products segment were $171.5 million, virtually the same as 1998. Increased orders stemming from the ARM acquisition were offset as were sales for the period due to the reasons discussed above. Backlog of unfilled orders was $45.9 million at March 31, 1999, compared to $43.5 million at March 31, 1998.

SPECIALTY FASTENER PRODUCTS SEGMENT 1998 COMPARED WITH 1997

Sales for the Specialty Fastener Products segment were $168.5 million in 1998, an increase of $24.3 million or 17% from 1997. The increase in sales was primarily due to the inclusion of almost a full year of TCR Corporation operations in 1998 and overall increased volume of domestic and European gear-driven fasteners in 1998 as compared to 1997. Specialty Fastener sales were negatively impacted in 1998 by unfavorable currency exchange rates affecting the Company's European retaining ring businesses and price reductions due to the continued consolidation of major European distributors. Domestic retaining ring sales were down primarily as a result of operational problems associated with the consolidation of the Company's domestic retaining ring businesses.

Operating profit for the Specialty Fastener Products segment was $26.2 million in 1998, an increase of $2.1 million or 9% from 1997. The primary factor contributing to the segment's increased operating profit in 1998 was the TCR Corporation acquisition, as well as the domestic and European gear-driven fasteners sales increases over the prior year as mentioned above. These increases were partially offset by unfavorable, unhedged, intercompany foreign exchange transactions, lower margins for European retaining rings due to the distributor consolidation, inefficiencies resulting from work moved to the UK from the closed German facility and the stronger dollar versus Deutsche mark compared to 1997.

In 1998, new orders in the Specialty Fastener Products segment increased $30.4 million or 17% from 1997. The primary reasons for the increase were the same as those noted in the paragraph above relative to the increase in sales. Backlog of unfilled orders were $43.5 million at March 31, 1998, compared to $34.0 million at March 31, 1997.


                                                          1999 ANNUAL REPORT  25

AEROSPACE PRODUCTS SEGMENT 1999 COMPARED WITH 1998

Sales for the Aerospace Products segment were $50.2 million in 1999, an increase of $14.7 million or 41% from 1998. The increase was primarily due to the acquisition of NORCO on July 28, 1998. Sales of rescue hoist and cargo hook products were also higher for 1999 mainly due to the timing of program sales such as the Boeing V-22 program which were developed in prior years from continuing research and development efforts.

The Aerospace Products segment reported an operating profit of $12.1 million in 1999, an increase of $2.8 million or 30% from 1998. The increase was primarily due to the increased sales and operating profit generated by the NORCO acquisition.

In 1999 new orders in the Aerospace Products segment increased by $14.0 million or 40% from 1998. This increase was again primarily due to the NORCO acquisition. New orders for rescue hoist and cargo hooks were also up slightly. At March 31, 1999, the backlog of unfilled orders was $43.8 million, compared to $32.4 million at March 31, 1998.

AEROSPACE PRODUCTS SEGMENT 1998 COMPARED WITH 1997

Sales for the Aerospace Products segment were $35.5 million in 1998, an increase of $l.0 million or 3% from 1997. The increase was primarily due to customer timing and placement of new orders.

The Aerospace Products segment reported an operating profit of $9.3 million in 1998, an increase of $1.8 million or 24% from 1997. The increase was primarily due to product mix, plant operating efficiency improvements, higher sales volume and tight inventory management.

In 1998 new orders in the Aerospace Products segment decreased by $0.8 million or 2% from 1997. This decrease was primarily due to customer orders. At March 31, 1998, the backlog of unfilled orders was $32.4 million, compared to $32.5 million at March 31, 1997.

YEAR 2000 READINESS

The Company has been addressing the Year 2000 issue since 1997 and has been monitoring the progress made at each business unit. The Year 2000 problem relates to the method that computer programs use to specify a date. In order to save space in computer data storage, many programs in the past have been written with two digits for the year specification instead of four digits. The two-digit date field can make it difficult for computer programs to distinguish between years such as 1900 and 2000, and therefore can cause malfunctions in computer operations. Such malfunctions could interfere with any date sensitive processes, which exist in most computer operations, as well as any equipment, which uses semiconductor, or "embedded" chip technology. Similar system malfunctions could also occur at third party supplier locations and consequently create delivery and service problems for the Company.

The Company has taken steps to have all of its computer systems and facilities in compliance with the Year 2000 date requirement before that date is reached. Thus far, the Company has reviewed its facilities and internal computer systems at all locations for compliance and identified all critical systems in need of correction. The correction and testing of all critical systems has progressed substantially and is scheduled for completion by September 1999. The approximate level of completion at each business unit presently varies between eighty and ninety-five percent based on current information available. The Company generally does not sell products that are Year 2000 affected, however, it does sell test equipment, which is presently Year 2000 compliant, and is providing retrofit compliant programs to customers with older equipment.

The Company has also taken steps to review Year 2000 compliance by its major vendors and customers. Survey results have been received and are being reviewed and updated on a continuing basis. Based on information received to date, there are no expected interruptions from critical customers or vendors. The cost of Year 2000 compliance is expected to be $0.5 million of which $0.3 million has already been incurred and $0.2 million is anticipated to be incurred during fiscal year 2000. The total cost capitalized for Year 2000 compliance is expected to be less than $0.1 million.


26  TRANSTECHNOLOGY CORPORATION

As a precaution against unforeseen Year 2000 problems, the Company has considered contingency plans including alternative automated and manual backup methods. Other contingency plans which the Company is considering include the outsourcing and sharing of computer processing requirements. Based on the present and contingent planning assessment, the Company believes that the "worst-case" scenario for the Year 2000 problem is in the category of outside third party services and supplies. Certain government and utility provided services are not generally available from alternative sources. Should such services become unavailable there would be a likelihood of manufacturing interruptions and resulting adverse financial consequences to the Company.

Based on the information obtained to date, the Company does not believe that there will be any significant interruptions in systems that will adversely affect the Company relative to the Year 2000 issue. The Company is not, however, able to identify or control all external Year 2000 issues which may exist at third-party levels or provide contingency plans for all possible future events. Assessments of future events and other forward-looking assessments may be adversely affected by subsequent findings and test results that could have a material impact on the Company's financial condition and results of operations.

EURO CURRENCY

Effective January 1, 1999, eleven countries comprising the European Union established fixed foreign currency exchange rates and adopted a common currency unit designated as the "Euro". The Euro has since become publicly traded and may be used in commerce during the transition period which is scheduled to end January 1, 2002, at which time a Euro denominated currency is scheduled to be issued and is intended to replace those currencies of the eleven member countries. The transition to the Euro has not resulted in problems for the Company to date, and is not expected to have any material adverse impact on the Company's future operations.

NEW ACCOUNTING STANDARDS

In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued and is effective for the Company for its fiscal year ending March 31, 2002. SFAS No. 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The Company is currently evaluating the impact this pronouncement will have on its consolidated financial statements.

ACQUISITIONS

On July 28, 1998, the Company acquired all of the outstanding stock of NORCO, Inc. for $17.7 million in cash, including direct acquisition costs, and other contingent consideration. NORCO, Inc., located in Ridgefield, Connecticut, produces aircraft engine compartment hold open rods, actuators and other motion control devices.

On June 29, 1998, the Company acquired all of the outstanding stock of Aerospace Rivet Manufacturers Corporation ("ARM") for $26.2 million in cash, including direct acquisition costs, and other contingent consideration. ARM, located in Santa Fe Springs, California, produces rivets and externally threaded fasteners.

On April 17, 1997, the Company acquired all of the outstanding stock of TCR Corporation for $32.6 million in cash plus direct acquisition costs, and other contingent consideration. TCR Corporation, located in Minneapolis, Minnesota, produces cold forged and other externally threaded fasteners and related products for the automotive, heavy vehicle, marine and industrial markets.

On June 18, 1996, the Company acquired the Pebra hose clamp business from Pebra GmbH Paul Braun i.K. for approximately $3.6 million in cash including direct acquisition costs. Pebra manufactures heavy duty hose clamps primarily for use in the manufacture of heavy trucks in Europe.

DISCONTINUED OPERATIONS

During fiscal 1998 and 1997, the Company recorded after tax costs of $0.9 million in both years for the disposal of previously discontinued and sold operations. These costs represent adjustments to previous estimates related primarily to legal and environmental matters.

Liquidity and Capital Resources

The Company's debt-to-capitalization ratio was 45%, 35%, and 49% as of March 31, 1999, 1998 and 1997, respectively. The current ratio at March 31, 1999, was 3.39, compared to 2.06, and 2.35 at March 31, 1998 and 1997, respectively. Working capital was $71.1 million at March 31, 1999, up $20.1 million from 1998 and $19.6 from 1997.


                                                          1999 ANNUAL REPORT  27

Effective July 24, 1998, the Company's credit facility was increased from $115.0 million to $125.0 million and was amended to eliminate the Term A and Term B loans, as well as the asset based lending requirement of the prior loan agreement. The loan maturity date and all principal payments due were extended until July 23, 2003, at which time the principal is due in full. The primary purpose for the increase in the credit facility was to accommodate the ARM and NORCO acquisitions on June 29, 1998 and July 28, 1998, respectively. Effective November 27, 1998, the Company's credit facility was amended to increase the amount available from $125.0 million to $145.0 million in order to continue to have borrowing capacity for additional acquisition activity.

The credit agreement provides for revolving credit (the "Revolver") for both domestic and international borrowings, as well as, for letters of credit. The credit facility is provided by a group of commercial banks and is secured by all of the Company's assets.

The amount of the revolving bank credit line commitment available for international credit is $25.0 million and $5.0 million is available for letters of credit. As of March 31, 1999, the Company's debt consisted of $80.4 million of borrowings under the domestic revolving credit line, $21.4 million of borrowings under the international credit line and $0.7 million of other borrowings. Outstanding letters of credit under the credit line at March 31, 1999 were $0.1 million.

Interest on the Revolver is tied to the primary bank's prime rate, or at the Company's option, the London Interbank Offered Rate ("LIBOR"), plus a margin that varies depending upon the Company's achievement of certain operating and financial goals. At March 31, 1999, $101.4 million of the Company's outstanding borrowings utilized LIBOR, of which, $7.7 million and $13.7 million were payable in Deutsche marks and Pounds sterling, respectively. The credit facility requires the Company to have interest rate protection on a minimum of $50.0 million of its variable rate debt effective April 30, 1999. Interest rate protection is generally arranged by means of interest rate swap agreements. The credit agreement limits the Company's ability to pay dividends to 25% of net income and restricts capital expenditures to a range of $11.8 million to $15.8 million annually, and contains other customary financial covenants.

The Company purchased 249,000 shares of treasury stock during 1999 for $4.9 million. Treasury stock purchases are made in the open market or in negotiated transactions when opportunities are deemed to arise. Purchases of treasury stock are limited by the terms of the Company's credit agreement.

Management believes that the Company's anticipated cash flow from operations, combined with the bank credit agreement described above, will be sufficient to support working capital requirements, capital expenditures and dividend payments at their current or expected levels. Capital expenditures in 1999 were $14.8 million compared with $8.7 million in 1998 and $5.5 million in 1997, with capital expenditures for the Specialty Fastener Products Segment being much larger than those required by the Aerospace Products Segment.

MARKET RISK

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. The Company enters into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates and interest rates. The counterparties are major financial institutions.

The Company enters into forward exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. During 1999, the principal transactions hedged were intercompany loans, intercompany purchases and trade flows. Gains and losses on forward foreign exchange contracts and the offsetting gains and losses on hedged transactions are reflected in the income statement.


28  TRANSTECHNOLOGY CORPORATION

At March 31, 1999, the Company had outstanding forward foreign exchange contracts to purchase and sell $15.5 million of various currencies (principally Deutsche marks and Pounds sterling). At March 31, 1999, if all forward contracts were closed out, the Company would receive approximately $0.6 million (the difference between the fair value of all outstanding contracts and the contract amounts). A 10% fluctuation in exchange rates for these currencies would change the fair value by $1.3 million. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would be offset by changes in the underlying value of the transaction being hedged.

The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the swap agreements are recorded as adjustments to interest expense. At March 31,1999 the Company had no outstanding interest rate swap agreements.

CONTINGENCIES

Environmental Matters- During the fourth quarter of fiscal 1999 the Company reached an agreement with the Pennsylvania Department of Environmental Protection ("PaDEP") under which the Company will pay $0.4 million for past costs, future oversight expenses and in full settlement of claims made by PaDEP related to the environmental remediation at a site in Pennsylvania which continues to be owned although the related business has been sold. The Company has provided for this amount in its accrual for environmental liabilities. The Company must present an environmental cleanup plan for a portion of the site following the execution of the PaDEP agreement, which is in the form of a Consent Order and agreement. A Second Consent Order is contemplated by December 1, 2000 for another portion of the site, and a third Consent Order for the remainder of the site is contemplated by October 1, 2002. The Company is also in the process of finalizing the documentation of an agreed settlement with the Federal government under which the government will pay 50% of the environmental response costs associated with a portion of the site. At March 31, 1999 the Company's cleanup reserve was $ 1.5 million based on the net present value of future expected cleanup costs. In addition, the Company settled for a recovery of a portion of cleanup costs with its insurance carriers for approximately $5.1 million (net) which is included in Other income-net. The Company expects that remediation at the Pennsylvania site will not be completed for several years.

The Company also continues to participate in environmental assessments and remediation work at ten other locations, which include operating facilities, facilities for sale, and previously owned facilities. The Company estimates that its potential cost for implementing corrective action at these sites will not exceed $0.2 million payable over the next several years, and has provided for the estimated costs in its accrual for environmental liabilities.

In addition, the Company has been named as a potentially responsible party in seven environmental proceedings pending in several other states in which it is alleged that the Company was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Company was an owner or operator. Such properties generally relate to businesses, which have been sold or discontinued. It is not possible to reliably estimate the costs associated with any remedial work to be performed until studies at these sites have been completed, the scope of work defined, a method of remediation selected and approved by the relevant state authorities, and the costs allocated among the potentially responsible parties.

Litigation- The Company is also engaged in various other legal proceedings incidental to its business. It is the opinion of management that, after taking into consideration information furnished by its counsel, the above matters will have no material effect on the Company's consolidated financial position or the results of the Company's operations in future periods.


                                                          1999 ANNUAL REPORT  29

Board of Directors and
Corporate Officers

                                [PHOTO OMITTED]

Board of Directors

From left to right:

James A. Lawrence, John H. Dalton, Walter Belleville, Michel Glouchevitch, Thomas V. Chema, William J. Recker and Michael J. Berthelot

(not pictured, Gideon Argov)

                                [PHOTO OMITTED]

Corporate Officers

From left to right:

Robert L.G. White,
President Aerospace Products Group;

Gerald C. Harvey,
VP, Secretary and General Counsel;

Ulf Jemsby,
President International Industrial Products Group;

Joseph F. Spanier,
VP, CFO and Treasurer;

Monica Aguirre,
Assistant Secretary;

Michael J. Berthelot,
Chairman, President and CEO;

Robert Tunno,
President Domestic Industrial Products Group


30  TRANSTECHNOLOGY CORPORATION

DIRECTORS

*     Gideon Argov
      Chairman of the Board, President and Chief Executive Officer Kollmorgen Corporation

*+    Walter Belleville
      Chairman of the Board
      ATI Machinery, Inc.

@     Michael J. Berthelot
      Chairman of the Board, President and Chief Executive Officer TransTechnology Corporation

@+    Thomas V. Chema
      Partner
      Arter & Hadden

      John H. Dalton
      Former Secretary of the Navy

+@    Michel Glouchevitch
      Managing Director
      Triumph Capital Group

*+    James A. Lawrence
      Executive Vice President and Chief Financial Officer
      General Mills, Inc.

      William J. Recker
      Chairman of the Board
      Gretag Imaging Group Inc.

      *     Audit Committee
      @     Nominating Committee
      +     Incentives & Compensation Committee

CORPORATE OFFICERS

Michael J. Berthelot
Chairman of the Board, President and Chief Executive Officer

Joseph F. Spanier
Vice President, Chief Financial Officer and Treasurer

Gerald C. Harvey
Vice President, Secretary and General Counsel

Robert L. G. White
President Aerospace Products Group

Robert Tunno
President Domestic Industrial Products Group

Ulf Jemsby
President International Industrial Products Group

Monica Aguirre
Assistant Secretary

COUNSEL

Hahn, Loeser & Parks
Cleveland, Ohio

AUDITORS

Deloitte & Touche LLP
Parsippany, New Jersey

TRANSFER AGENT AND REGISTRAR

Boston EquiServe, L.P.
Canton, Massachusetts

OPERATIONAL GROUPS

Domestic Industrial Products Group

Aerospace Rivet Manufacturers Corporation (ARM)
Solid rivets and threaded fasteners
17425 Railroad Street
City of Industry, CA 91744-1026
626/646-2150
Fax 626/646-2166
www.aerospacefasteners.com
Michael Rott - President

Breeze Industrial Products
Gear-driven band fasteners
100 Aero-Seal Drive
Saltsburg, PA 15681-9594
724/639-3571
Fax 724/639-3020
www.breezeclamps.com
Thomas G. Watson - President

    Pebra Products Division
    Gear-driven band fasteners
    Werk 4, Hauptstra(beta)e 2/1
    78628 Frittlingen, Germany
    49/7426 949 20
    Fax 49/7426 949 224

The Palnut Company
Single and multi-thread fasteners
152 Glen Road
Mountainside, NJ 07092-2997
908/233-3300
Fax 908/233-6566
www.palnut.com
Stanley E. Erman - President

TCR Corporation
Cold forged and machined products
1600 67th Avenue North
Minneapolis, MN 55430-1755
612/560-2200
Fax 612/561-0949
John Funk - President

Waldes/Industrial Retaining Ring (IRR)
Multi-sized retaining rings and assembly tools
70 East Willow Street
Millburn, NJ 07041-9998
973/376-3892
Fax 973/926-4699
www.waldes.com
Peter J. Lowe - President

International Industrial Products Group

Seeger-Orbis GmbH
Retaining rings and circlips
Wiesbadener Stra(beta)e 243
D-61462 Konigstein, Germany
49/6174 2050
Fax 49/6174 205 100
www.smueller@seeger-orbis.de
Sven-Uwe Wolber - Managing Director

Anderton International Ltd.
Retaining rings and circlips
Ferncliffe Road
Bingley, West Yorkshire
England BD16 2PL
44/1274 782 200
Fax 44/1274 771 900
Daran Brown - Managing Director

TransTechnology Brasil Ltda.
Retaining rings and circlips
Av. Prestes Maia 230
Diadema, Sao Paulo
Brazil 09930-270
55/11 713 3133
Fax: 55/11 713 4412
www.seegerreno.com.br
Serge Zerey - Managing Director

Aerospace Products Group

Breeze-Eastern
Lifting and restraint products
700 Liberty Avenue
Union, NJ 07083-8198
908/686-4000
Fax 908/686-9292
www.breeze-eastern.com
Robert L. G. White - President

Norco, Inc.
Hold open rods and mechanical systems
139 Ethan Allen Highway
Ridgefield, CT 06877-6294
203/544-8301
Fax: 203/544-7121
www.norcoinc.com
Surin M. Malhotra - President

Investor Relations Contact
Michael J. Berthelot
Chairman of the Board, President
and Chief Executive Officer
TransTechnology Corporation
150 Allen Road
Liberty Corner, New Jersey 07938
908/903-1600
Fax 908/903-1616
www.transtechnology.com

Annual Meeting
The Annual Shareholders'
Meeting will be held on Thursday, July 15, 1999 at the Somerset Hills Hotel 200 Liberty Corner Road Warren, New Jersey 07059

Form 10-K and
Additional Information
The Company, upon request to the Investor Relations department, will provide to any shareholder a copy of the Form 10-K required to be filed with the Securities and Exchange Commission and any other available information.

[LOGO]TransTechnology
        corporation
      engineered products for global partners(TM)

150 Allen Road
Liberty Corner, New Jersey 07938
908 / 903-1600
Fax 908 / 903-1616
www.transtechnology.com