Form 10-K, Exhibit 13
period 2000-03-31
TRANSTECHNOLOGY CORP
filed 2000-06-28
CIK 99359

                                   EXHIBIT 13

                                                ANNUAL REPORT
                                                Fiscal Year Ended March 31, 2000



[BREEZE-EASTERN LOGO]                   [ANDERTON LOGO]

[SEEGER LOGO]                           [BREEZE LOGO]

[PALNUT LOGO]                           [NORCO INC. LOGO]

[ELLISON LOGO]                          [TINNERMAN LOGO]

[AEROSPACE RIVET LOGO]                  [TRUARC LOGO]

[TCR CORPORATION LOGO]                  [INDUSTRIAL RETAINING RINGS LOGO]



                                              [LOGO] TRANSTECHNOLOGY CORPORATION

                                     engineered products for global partners(TM)

NET SALES
($ in Millions)

                    1996      1997      1998      1999       2000
                    -----     -----     -----     -----     -----
                    158.0     178.7     203.9     228.0     299.3

AFTER TAX INCOME
FROM CONTINUING
OPERATIONS
($ in Millions)

                    1996      1997      1998      1999*     2000**
                    ----      ----      ----      ----      ----
                    8.5       9.7       12.0      12.3      10.6

*  Excluding net non-recurring gain of $2.3 million in 1999
** Excluding plant consolidation charge of $3.4 million in 2000

DILUTED INCOME
PER SHARE
FROM CONTINUING
OPERATIONS
(In Dollars)

                    1996      1997      1998      1999*     2000**
                    ----      ----      ----      ----      ----
                    1.66      1.87      2.11      1.94      1.72

*  Excluding net non-recurring gain of $.36 per share in 1999
** Excluding plant consolidation charge of $.56 per share in 2000

CAPITAL EXPENDITURES
($ in Millions)

                    1996      1997      1998      1999      2000
                    ----      ----      ----      ----      ----
                    6.5       5.5       8.7       14.8      10.0

TABLE OF CONTENTS

   1   SELECTED FINANCIAL DATA

   2   LETTER TO SHAREHOLDERS

   4   AEROSPACE PRODUCTS GROUP

   6   INDUSTRIAL PRODUCTS GROUP

  12   FINANCIAL INFORMATION



                                 2000 NET SALES
                           ALLOCATION BY MARKET TYPE

                                  [PIE CHART]

                         Distribution             26%
                         Automotive               29%
                         Aerospace                18%
                         Consumer/Durables         6%
                         Industrial Machinery      8%
                         Heavy Truck OEM          13%

                                 2000 NET SALES
                     DOMESTIC VS. INTERNATIONAL OPERATIONS

                                  [PIE CHART]

                         International            22%
                         Domestic                 78%

                             2000 NET FASTENER SALES
                            ALLOCATION BY MARKET TYPE

                                  [PIE CHART]

                          Distribution            32%
                          Automotive              37%
                          Aerospace                1%
                          Consumer/Durables        5%
                          Industrial Machinery     9%
                          Heavy Truck OEM         16%

SELECTED FINANCIAL DATA

The following table provides selected financial data with respect to the consolidated statements of operations of the Company for the fiscal five years ended March 31, 2000, and the consolidated balance sheets of the Company at the end of each such year.

SELECTED FINANCIAL DATA                                                              YEARS ENDED MARCH 31,

(In thousands, except per share amounts)                     2000            1999            1998            1997            1996
Net sales                                                 $ 299,252       $ 228,006       $ 203,928       $ 178,684       $ 158,024
                                                          ---------       ---------       ---------       ---------       ---------
Income from continuing operations
  before income taxes                                        11,508          24,294          20,153          16,620          14,300
Provision for income taxes                                    4,373           9,704           8,162           6,898           5,792
                                                          ---------       ---------       ---------       ---------       ---------
Income from continuing operations                             7,135          14,590          11,991           9,722           8,508
Loss from discontinued operations                              --              --              (924)           (934)         (1,134)
                                                          ---------       ---------       ---------       ---------       ---------
Income before extraordinary charge                            7,135          14,590          11,067           8,788           7,374
Extraordinary charge for refinancing of debt                   (541)           (781)           --              --              --
                                                          ---------       ---------       ---------       ---------       ---------
Net income                                                $   6,594       $  13,809       $  11,067       $   8,788       $   7,374
                                                          ---------       ---------       ---------       ---------       ---------
  Earnings (loss) per share:
   Basic:
    Income from continuing operations                     $    1.16       $    2.33       $    2.17       $    1.92       $    1.67
    Loss from discontinued operations                          --              --             (0.17)          (0.18)          (0.22)
    Extraordinary charge for refinancing of debt              (0.09)          (0.12)           --              --              --
                                                          ---------       ---------       ---------       ---------       ---------
Net income per share                                      $    1.07       $    2.21       $    2.00       $    1.74       $    1.45
                                                          ---------       ---------       ---------       ---------       ---------
   Diluted:
    Income from continuing operations                     $    1.16       $    2.30       $    2.11       $    1.87       $    1.66
    Loss from discontinued operations                          --              --             (0.16)          (0.18)          (0.22)
    Extraordinary charge for refinancing of debt              (0.09)          (0.12)           --              --              --
                                                          ---------       ---------       ---------       ---------       ---------
Net income per share                                      $    1.07       $    2.18       $    1.95       $    1.69       $    1.44
                                                          ---------       ---------       ---------       ---------       ---------
Dividends declared and paid per share                     $    0.26       $    0.26       $    0.26       $    0.26       $    0.26
                                                          ---------       ---------       ---------       ---------       ---------
Total assets                                              $ 482,755       $ 279,720       $ 236,073       $ 199,136       $ 199,367
Long-term debt                                            $ 194,759       $ 102,463       $  51,350       $  67,516       $  72,565
Stockholders' equity                                      $ 128,883       $ 123,710       $ 115,832       $  77,444       $  72,470
Book value per share                                      $   20.97       $   20.25       $   18.47       $   15.40       $   14.21
Shares outstanding at year-end                                6,145           6,108           6,272           5,028           5,099
                                                          ---------       ---------       ---------       ---------       ---------

MARKET AND DIVIDEND DATA

                                                MARKET PRICE
QUARTER ENDED                   HIGH                LOW                DIVIDENDS
--------------------------------------------------------------------------------
June 28, 1998               $ 30-5/8            $ 25-9/16               $   .065
September 26, 1998            27-1/8              20-1/4                    .065
December 27, 1998             23-11/16            18-9/16                   .065
March 31, 1999                20-3/4              16-1/2                    .065
--------------------------------------------------------------------------------
June 27, 1999                 20-7/16             16-15/16                  .065
September 26, 1999            19-3/4              11-5/8                    .065
December 26, 1999             12-5/16             8-1/8                     .065
March 31, 2000                15-3/16             10-1/2                    .065
--------------------------------------------------------------------------------


                                                           2000 ANNUAL REPORT 1

[PICTURE]

During the fiscal year that ended March 31, 2000 our company made two strategic acquisitions that have increased our focus on our niche businesses and laid the foundation for stronger, more rapid growth in shareholder value. The Tinnerman assembly fastener business and the Ellison retaining ring business will further extend our global leadership position in each of those product lines as well as provide us the opportunity to increase their growth and profitability. Primarily as a result of these acquisitions, sales increased 31% in the fiscal year, although after tax income from operations decreased 14% and net income, after the recognition of special charges and an extraordinary item, decreased 52%.

Our results for fiscal 2000 were mixed, with both successes and disappointments. Our internal operating results and share price were affected by external conditions in the marketplace and the economy. The dramatic decline in the price of shares in small cap industrial companies over the past two years has been a tremendous financial blow not only to our shareholders, but also to those of our entire peer group. Much has been written about the disconnect in valuations between industrials and high-tech and Internet stocks, but knowing that it is a systemic problem shared by many does not make the effects of that disconnect any easier to live with. Fortunately, some of the excesses in the market seem to be correcting themselves, and we hope to see a more rational investment outlook return soon. Operationally, a surprisingly strong British Pound sterling against the Euro and Deutsche mark reduced sales and profits in the European retaining ring product lines that were already weakened by a slowdown in the distribution and machinery markets. The 20% decline in the Euro over the past fifteen months gave a second wallop as we translated our German results into dollars. Also adding to our challenges were higher interest rates on our non-acquisition related borrowings and the short-term amortization of bank loan fees related to our fiscal 2000 acquisitions and refinancing.

The downturn of our aerospace fastener unit in fiscal 2000 was the single largest factor contributing to missing our company-wide internal targets for the first time in eight years. The unit's revenues were cut almost in half from 1999 levels and profits were eliminated completely because of several factors, including the loss of its largest customer; a slowdown in the airframe build rate; Boeing's "push-back" upon the fastener industry of over $400 million in "excess" fastener inventories; work stoppages at Boeing; the consolidation of several major distributors, and severe price cutting as manufacturers suddenly found themselves with excess capacity.

Our domestic retaining ring business saw further erosion in its market share in the first half of the year, although it began to recoup some of its lost ground in the second half. The July 1999 acquisition of the Ellison business was dilutive in fiscal 2000, in that no operating earnings were realized from the combined Anderton/Ellison business as the consolidation began, yet interest expense on the purchase price and plant consolidation charges were recognized for eight months. The physical consolidation of the Anderton and Ellison factories in the UK is now complete, with more than $4 million of annual operating costs scheduled for elimination beginning in the first quarter of fiscal 2001.

FELLOW SHAREHOLDERS

2 TRANSTECHNOLOGY CORPORATION

Our other fastener businesses are also developing in an exciting fashion. German and European distribution and industrial markets for retaining rings have recently become very strong, and our domestic unit has begun to regain the market share it lost over the past four years. Of equal importance, the worldwide retaining ring business has now been consolidated under a single management team, with a focused global marketing organization determined to regain market share and enter new markets. Our assembly fastener business is also poised for growth in both revenues and operating income as the combination of Palnut with Tinnerman hits its stride, building on Tinnerman's contribution of $.08 per share in just seven months of fiscal 2000. The highly skilled engineering sales force of Tinnerman fills a long-missing link in our assembly fastener business, and the broad Palnut product line provides Tinnerman's customers a much wider offering of fastening solutions.

Our aerospace products group once again outperformed our expectations and posted another record year of sales and profits. Our Norco, Inc. division, acquired in July 1998, has more than doubled its operating profit since it became part of our company, while Breeze-Eastern set a new record for sales and operating profit. Both divisions have strong backlogs and solid prospects for further growth in fiscal 2001 and beyond.

As we enter the new fiscal year, your management team is focused on four basic initiatives. First, we want to maximize the value added of our products by focusing on engineered solutions to solve our customers' problems. Second, we want to produce our products to the highest quality standards at the lowest cost by utilizing lean manufacturing techniques. Third, we want to develop a company with an industry-wide, multi-disciplinary approach to e-commerce. And, fourth, we want to concentrate our efforts to pay-down debt further by reducing working capital, liquidating excess assets, and accelerating cash flows. We believe that these four programs, each under the leadership of a senior manager, will provide the impetus and framework for each of our business units and the company as a whole to achieve their potential in fiscal 2001.

As I end this eighth year as your chairman and chief executive officer, I would like to thank each of the more than 2,600 TransTechnology employees around the world who work so hard to make this company the success that it is today. The best part of my job is to meet these people in their offices and factories, and to see the pride and excitement that they put into their work. It is their spirit that drives our company forward.

I would also like to thank each of the members of our Board of Directors who have provided our management team with advice, support and guidance as we have seen the world change so rapidly around us. And, most importantly, I thank you, the shareholders, who have placed your trust, confidence, and resources in our hands. We appreciate your support, and look forward to continued growth in the future.



/s/ Michael J. Berthelot

Michael J. Berthelot
Chairman, President and Chief Executive Officer

                                                            2000 ANNUAL REPORT 3

[GRAPHIC OF JETS]



4 TRANSTECHNOLOGY CORPORATION

TransTechnology's BREEZE-EASTERN division is the world's leading designer and manufacturer of sophisticated helicopter rescue hoists, cargo winches and cargo hook systems. These complex, highly engineered systems add significantly to the versatility of an aircraft for a relatively small cost. The equipment is used the world over by military and civilian agencies to save lives, complete missions, and transport cargo. Most helicopter manufacturers today, including Agusta, Bell, Boeing, Eurocopter, MD Helicopters, Sikorsky and GKN-Westland specify Breeze-Eastern's systems as standard equipment on their aircraft because of Breeze-Eastern's record for performance, safety, reliability, durability, and service. Innovation and new product development remain an important focus at Breeze-Eastern, one reason why its products will be found on the new V-22 Osprey tiltrotor vertical take-off and landing aircraft for the U.S. Marine Corps, the Sikorsky UH-60Q Blackhawk MEDEVAC helicopter for the U.S. Army, the EHI Cormorant Search and Rescue helicopter for the Canadian National Defense Forces and the Agusta A-109 (Power) utility helicopter. Breeze-Eastern also designs and manufactures handling systems for weapons' platforms and motion control actuation systems for civilian and military aircraft.

NORCO, INC., acquired in 1998, is the global leader in the design and manufacture of mechanical components and systems such as hold open rods, quick connect/disconnect locking systems, helicopter blade restraint systems, latch assemblies, safety locks, and application-specific mechanical systems. Its power transmission line of products include rollnuts, rollnut longspan assemblies, ball reversers, ball oscillators, FlenNut assemblies and other application-specific linear motion assemblies.

During the company's successful history of servicing the commercial and defense aviation industry, Norco has forged special relationships with several original equipment manufacturers. These relationships enable Norco to work in collaboration with its customers not only during the early design stage, but also throughout the life-cycle of each manufacturing program.

The Company's aircraft building customers include Airbus, Boeing, Lockheed Martin and Northrop Grumman. Norco also sells to aircraft system suppliers such as BF Goodrich Aerospace Structures (cowlings), Short Brothers plc. (nacelles), and GKN-Westland Aerospace Structures (composite doors on the Airbus A-340, CRJ700 and C27J).



AEROSPACE PRODUCTS GROUP

                                                            2000 ANNUAL REPORT 5

                          [GRAPHIC OF ENGINEERED RINGS]

TransTechnology Engineered Rings

Under the newly created banner of 'TransTechnology Engineered Rings' ("TTER"), TransTechnology Corporation has brought together the world's leading brand names in rings - TRUARC(R), SEEGER(R), ANDERTON(R), ELLISON(R) and TINNERMAN(R). The world leader in this product, TTER combines know-how and experience based on a 75-year heritage.

With five manufacturing sites on three continents, TransTechnology has the enviable position of being the only global manufacturer of this highly engineered product. TTER manufactures the total range of retaining and snap rings conforming to all ANSI, military, and international standards, as well as our customers' own exacting specifications, all of which are QS 9000 or ISO 9000 based.

Predominantly used in automotive and off-road applications such as vehicle transmissions, drive trains, steering, brakes and turbochargers, the product is also widely used in general industrial and marine applications, household goods, computers and printers. In fact, TTER rings can be found in any application where axial retention of mechanical parts on shafts or in bores is required.

Our ring products are marketed directly to OEM's or through a network of distributors worldwide, as well as through TransTechnology sales offices in Mexico, Paris, France and Barcelona, Spain. The newly created Automotive Division based at the Southfield Sales and Advanced Engineering Office provides full design and engineering support to the US automobile industry.



INDUSTRIAL PRODUCTS GROUP

                                                            2000 ANNUAL REPORT 7

                        [GRAPHIC OF ENGINEERED PRODUCTS]



8 TRANSTECHNOLOGY CORPORATION

TransTechnology Engineered Products

TransTechnology, through its BREEZE INDUSTRIAL PRODUCTS and PEBRA divisions, manufactures the most comprehensive line of worm-drive and T-Bolt / V-Band clamps in the world. BREEZE(R) and PEBRA stainless steel clamps are well known for their quality and engineering and are both ISO 9000 certified. BREEZE(R) T-Bolt and Constant-Torque(R) clamp products are used in diesel engine, heavy truck, marine and off-road equipment applications throughout the world. BREEZE(R) is a certified supplier to Caterpillar, Paccar, and many other heavy equipment manufacturers. BREEZE(R) "Aero-Seal(R)", "Euro-Seal(R)" and "Power-Seal(R)" clamps are supplied through major distributors to the industrial, hardware, automotive, marine and retail markets for use in repair, maintenance and overhaul applications, and are used by many manufacturers of industrial and consumer products. PEBRA brand clamps are supplied to both the European heavy truck and equipment markets and to industrial product manufacturers. PEBRA also manufactures quality hose rings used in turbocharger applications, a new product line introduced this year.

TCR CORPORATION ("TCR") designs and manufactures sophisticated specialty industrial components. Combining its expertise in cold forging and machining technologies with QS 9000 quality standards, TCR provides its broad customer base with innovative products and takes pride in creating cost effective solutions to complex manufacturing problems. TCR components are used by a wide range of industries worldwide, with key market groups including the automotive, small engine, hydraulic valve and other specialty manufacturers.

TransTechnology's AEROSPACE RIVET MANUFACTURERS CORPORATION ("ARM") produces cold-headed premium solid and tubular rivets, spacers, threaded bolts and screws, and specialty engineered fasteners for the aerospace industry. ARM is licensed by Boeing to produce the patented Hi-Kote(TM) coated rivet, which eliminates the need for wet sealant installation. ARM's modern facility includes state-of-the-art manufacturing, heat treat, and chemical processing equipment. All of ARM's products meet quality approvals for ISO-9002, Boeing D1-9000 or MIL-I-45208 specifications.



INDUSTRIAL PRODUCTS GROUP

                                                            2000 ANNUAL REPORT 9

                       [GRAPHIC OF ENGINEERED COMPONENTS]

TransTechnology Engineered Components

TransTechnology Engineered Components ("TTEC") supplies metal and plastic fastening components for automotive, commercial, industrial and distribution markets under the trademarks TINNERMAN(R) and PALNUT(R). With four manufacturing plants in the USA and Canada, our primary products include spring steel fasteners, plastic fastening components, headlamp adjusting devices, and customized metal stampings. TransTechnology has integrated the latest tooling and metal forming technologies with state-of-the-art assembly equipment to ensure the manufacture of superior fasteners. Our design knowledge, engineering expertise, prototype development and QS-9000 capabilities assure that customers consistently receive a well-crafted, well-tested component. In December 1999, TTEC relocated its Detroit sales offices to new facilities in Southfield, Michigan which will include on-premise design and prototype capability.

The combination of the TINNERMAN(R) and PALNUT(R) product lines brings our customers 90 years of proven experience in fastener design, more than anyone else in the business. With over 15,000 standard and special purpose fasteners, TTEC can provide solutions to the most difficult manufacturing and assembly problems. For unique applications, TTEC has custom design capabilities which provide the added assurance that our customers receive the right part from the start, saving valuable time and money. TTEC is committed to maintaining a world-class, technology-driven operation to meet the needs of all its customers.



INDUSTRIAL PRODUCTS GROUP

                                                           2000 ANNUAL REPORT 11

Independent Auditors' Report

To the Stockholders and the Board of Directors of TransTechnology Corporation:

We have audited the accompanying consolidated balance sheets of TransTechnology Corporation and subsidiaries as of March 31, 2000 and 1999, and the related statements of consolidated operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TransTechnology Corporation and subsidiaries at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
May 18, 2000


12 TRANSTECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

                                                                                           MARCH 31,
ASSETS                                                                               2000             1999
                                                                                   ---------        ---------
CURRENT ASSETS:
  Cash and cash equivalents                                                        $   3,350        $   2,255
  Accounts receivable (net of allowance for doubtful accounts of
   $1,129 and $240 in 2000 and 1999, respectively)                                    61,819           36,323
  Inventories                                                                         65,744           58,668
  Prepaid expenses and other current assets                                            1,942            2,360
  Deferred income taxes                                                                1,872            1,295
                                                                                   ---------        ---------
       Total current assets                                                          134,727          100,901
                                                                                   ---------        ---------
PROPERTY:
  Land                                                                                14,320           12,564
  Buildings                                                                           29,933           21,654
  Machinery and equipment                                                             93,725           67,381
  Furniture and fixtures                                                              11,587            9,075
  Leasehold improvements                                                               3,503              727
                                                                                   ---------        ---------
       Total                                                                         153,068          111,401
  Less accumulated depreciation and amortization                                      47,048           35,017
                                                                                   ---------        ---------
       Property - net                                                                106,020           76,384
                                                                                   ---------        ---------
OTHER ASSETS:
  Notes receivable                                                                     3,455            3,694
  Costs in excess of net assets of acquired businesses (net of accumulated amortization of $10,933 and $7,002 in 2000 and
   1999, respectively)                                                               192,115           76,731
  Patents and trademarks (net of accumulated amortization of $1,334 and $756
   in 2000 and 1999, respectively)                                                    20,809            3,696
  Deferred income taxes                                                                9,987            6,757
  Other                                                                               15,642           11,557
                                                                                   ---------        ---------
       Total other assets                                                            242,008          102,435
                                                                                   ---------        ---------
TOTAL                                                                              $ 482,755        $ 279,720
                                                                                   =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt                                                $  82,585        $      46
  Accounts payable - trade                                                            25,550           14,247
  Accrued compensation                                                                10,359            6,161
  Accrued income taxes                                                                 5,799              765
  Other current liabilities                                                            8,672            8,588
                                                                                   ---------        ---------
       Total current liabilities                                                     132,965           29,807
                                                                                   ---------        ---------
LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS                                           194,759          102,463
                                                                                   ---------        ---------
DEFERRED INCOME TAXES                                                                 11,873           11,949
                                                                                   ---------        ---------
OTHER LONG-TERM LIABILITIES                                                           14,275           11,791
                                                                                   ---------        ---------
COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)
STOCKHOLDERS' EQUITY:
  Preferred stock - authorized, 300,000 shares; none issued
  Common stock - authorized, 14,700,000 shares of $.01 par value;
  issued, 6,691,232 and 6,653,855 shares in 2000 and 1999, respectively                   67               67
  Additional paid-in capital                                                          77,587           77,246
  Retained earnings                                                                   63,722           58,721
  Accumulated other comprehensive loss                                                (3,157)          (3,021)
  Unearned compensation                                                                 (267)            (239)
                                                                                   ---------        ---------
                                                                                     137,952          132,774
  Less treasury stock, at cost - 546,394 and 546,213
    shares in 2000 and 1999, respectively                                             (9,069)          (9,064)
                                                                                   ---------        ---------
       Total stockholders' equity                                                    128,883          123,710
                                                                                   ---------        ---------
TOTAL                                                                              $ 482,755        $ 279,720
                                                                                   =========        =========


See notes to consolidated financial statements.

                                                           2000 ANNUAL REPORT 13

STATEMENTS OF CONSOLIDATED OPERATIONS
(In thousands, except share data)

                                                                                     YEARS ENDED MARCH 31,
                                                                          2000               1999               1998
                                                                       -----------        -----------        -----------
Net sales                                                              $   299,252        $   228,006        $   203,928
Cost of sales                                                              209,949            156,090            137,820
Plant consolidation charge                                                     991                 --                 --
                                                                       -----------        -----------        -----------
       Gross profit                                                         88,312             71,916             66,108
General, administrative and selling expenses                                53,447             46,552             40,187
Interest expense                                                            19,945              6,938              7,228
Interest income                                                               (518)              (412)            (1,020)
Other income - net                                                            (624)            (6,362)              (440)
Allowance on notes receivable                                                   --                906                 --
Provision for plant consolidation                                            4,554                 --                 --
                                                                       -----------        -----------        -----------
Income from continuing operations before income taxes                       11,508             24,294             20,153
Provision for income taxes                                                   4,373              9,704              8,162
                                                                       -----------        -----------        -----------
Income from continuing operations                                            7,135             14,590             11,991
Loss from disposal of discontinued operations
  (net of applicable tax benefit of $1,301)                                     --                 --               (924)
                                                                       -----------        -----------        -----------
Income before extraordinary charge                                           7,135             14,590             11,067
Extraordinary charge for refinancing of debt (net of applicable
  tax benefits of $339 and $532 for 2000 and 1999, respectively)              (541)              (781)                --
                                                                       -----------        -----------        -----------
Net income                                                             $     6,594        $    13,809        $    11,067
                                                                       -----------        -----------        -----------
Earnings (loss) per share:
  Basic:
   Income from continuing operations                                   $      1.16        $      2.33        $      2.17
   Loss from disposal of discontinued operations                                --                 --              (0.17)
   Extraordinary charge for refinancing of debt                              (0.09)             (0.12)                --
                                                                       -----------        -----------        -----------
Net income per share                                                   $      1.07        $      2.21        $      2.00
                                                                       -----------        -----------        -----------
  Diluted:
   Income from continuing operations                                   $      1.16        $      2.30        $      2.11
   Loss from disposal of discontinued operations                                --                 --              (0.16)
   Extraordinary charge for refinancing of debt                              (0.09)             (0.12)                --
                                                                       -----------        -----------        -----------
Net income per share                                                   $      1.07        $      2.18        $      1.95
                                                                       -----------        -----------        -----------
Weighted - average basic shares outstanding                              6,139,000          6,249,000          5,520,000
Weighted - average diluted shares outstanding                            6,150,000          6,341,000          5,689,000


See notes to consolidated financial statements.


14 TRANSTECHNOLOGY CORPORATION

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In thousands)

                                                                                   YEARS ENDED MARCH 31,
                                                                         2000             1999             1998
                                                                       ---------        ---------        ---------
Cash flows from operating activities:
  Net income                                                           $   6,594        $  13,809        $  11,067
  Adjustments to reconcile net income to net cash provided by operating activities:
   Extraordinary charge for refinancing of debt                              541              781               --
   Gain on sale of marketable securities                                      --           (1,082)              --
   Depreciation and amortization                                          17,617           10,802            9,054
   Write-down of assets - plant consolidation                              1,762               --               --
   Provision for losses on accounts and notes receivable                     199              803              537
   Loss (gain) on sale or disposal of fixed assets and
    discontinued businesses                                                   10              (28)           1,087
   Changes in assets and liabilities - excluding the effects
    of acquisitions:
    (Increase) decrease in accounts receivable                            (9,923)           1,073           (2,732)
    Decrease (increase) in inventories                                     4,089            2,266           (2,685)
    (Increase) decrease in other assets                                   (1,472)           1,888           (3,330)
    Increase (decrease) in accounts payable                                7,369           (2,604)           1,770
    Increase (decrease) in accrued compensation                            2,548           (3,603)           2,989
    Increase (decrease) in income taxes payable                            3,924              686           (1,300)
    (Decrease) increase in other liabilities                              (6,550)          (6,115)           2,751
                                                                       =========        =========        =========
Net cash provided by operating activities                                 26,708           18,676           19,208
                                                                       =========        =========        =========
Cash flows from investing activities:
  Business acquisitions                                                 (187,086)         (43,901)         (34,774)
  Capital expenditures                                                   (10,037)         (14,759)          (8,745)
  Proceeds from sale of fixed assets and discontinued businesses             534              502            2,144
  Proceeds from sale of marketable securities                                  3            2,024               --
  Decrease in notes and other receivables                                    782            3,128            1,954
                                                                       ---------        ---------        ---------
Net cash used in investing activities                                   (195,804)         (53,006)         (39,421)
                                                                       ---------        ---------        ---------
Cash flows from financing activities:
  Proceeds from long-term borrowings                                     344,147          159,089           68,400
  Payments on long-term debt                                            (166,904)        (119,942)         (78,336)
  Debt issue costs                                                        (5,679)              --               --
  Exercise of stock options and other                                        310            1,157            2,213
  Stock offering proceeds                                                     --               --           26,908
  Proceeds from foreign exchange contracts                                    --               --            2,036
  Treasury stock purchases                                                    --           (4,926)              --
  Dividends paid                                                          (1,593)          (1,625)          (1,467)
                                                                       ---------        ---------        ---------
Net cash provided by financing activities                                170,281           33,753           19,754
                                                                       ---------        ---------        ---------
Effect of exchange rate changes on cash                                      (90)            (128)            (121)
Increase (decrease) in cash and cash equivalents                           1,095             (705)            (580)
Cash and cash equivalents at beginning of year                             2,255            2,960            3,540
                                                                       ---------        ---------        ---------
Cash and cash equivalents at end of year                               $   3,350        $   2,255        $   2,960
                                                                       =========        =========        =========
Supplemental information:
  Interest payments                                                    $  17,959        $   7,130        $   7,647
  Income tax payments                                                  $   2,218        $   5,177        $   5,988
                                                                       =========        =========        =========


See notes to consolidated financial statements.

                                                           2000 ANNUAL REPORT 15

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

(In thousands, except share data)


                                                                                                 ACCUMULATED
                                                                                                    OTHER                   TOTAL
      YEARS ENDED                                                            ADDITIONAL            COMPRE-                  COMPRE-
    MARCH 31, 2000,                    COMMON STOCK         TREASURY STOCK    PAID-IN   RETAINED   HENSIVE     UNEARNED     HENSIVE
     1999 AND 1998                   SHARES     AMOUNT     SHARES     AMOUNT  CAPITAL   EARNINGS    LOSS     COMPENSATION   INCOME
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1997            5,316,971   $    53  (289,237)  $(3,939)  $46,745  $ 36,937   $(2,118)    $   (234)
  Net income                              --        --        --        --        --    11,067        --                    $11,067
  Other comprehensive income:
   Currency translation
    adjustment (net of taxes
     of $331)                             --        --        --        --        --        --      (487)          --          (487)
   Unrealized investment
    holding gains (net of taxes
     of $75)                              --        --        --        --        --        --       110           --           110
  Cash dividends ($.26 per share)         --        --        --        --        --    (1,467)       --           --            --
  Public sale of common stock,
   net of expenses                 1,063,900        11        --        --    26,897        --        --           --            --
  Issuance of stock under
   stock option plan                 178,416         2        --        --     2,211        --        --           --            --
  Issuance of stock under
   bonus plan                          4,792        --    (2,817)      (60)      106        --        --           (2)           --
                                   ---------   -------  --------   -------   -------  --------   -------     --------       -------
BALANCE, MARCH 31, 1998            6,564,079        66  (292,054)   (3,999)   75,959    46,537    (2,495)        (236)      $10,690
                                                                                                                            =======
  Net income                              --        --        --        --        --    13,809        --           --       $13,809
  Other comprehensive income:
   Currency translation
    adjustment(net of taxes
     of $467)                             --        --        --        --        --        --      (701)          --          (701)
   Unrealized investment
    holding gains (net of taxes
     of $117)                             --        --        --        --        --        --       175           --           175
  Cash dividends ($.26 per
   share)                                 --        --        --        --        --    (1,625)       --           --            --
  Purchase of treasury stock                            (248,700)   (4,926)       --        --        --           --            --
  Issuance of stock under
   stock option plan                  84,714         1        --        --     1,156        --        --           --            --
  Issuance of stock under
   bonus plan                          5,062        --    (5,459)     (139)      131        --        --           (3)           --
                                   ---------   -------  --------   -------   -------  --------   -------     --------       -------
BALANCE, MARCH 31, 1999            6,653,855        67  (546,213)   (9,064)   77,246    58,721    (3,021)        (239)      $13,283
                                                                                                                            =======
  Net income                              --        --        --        --        --     6,594        --           --       $ 6,594
  Other comprehensive income:
   Currency translation
    adjustment (net of taxes
     of $80)                              --        --        --        --        --        --      (131)          --          (131)
   Unrealized investment
    holding losses (net of
     taxes of $3)                         --        --        --        --        --        --        (5)          --            (5)
  Cash dividends ($.26 per share)         --        --        --        --        --    (1,593)       --           --            --
  Issuance of stock under
   stock option plan                  29,200        --        --        --       189        --        --           --            --
  Issuance of stock under
   bonus plan                          8,177        --      (181)       (5)      152        --        --          (28)           --
                                   ---------   -------  --------   -------   -------  --------   -------     --------       -------
BALANCE, MARCH 31, 2000            6,691,232   $    67  (546,394)  $(9,069)  $77,587  $ 63,722   $(3,157)    $   (267)      $ 6,458
                                   =========   =======  ========   =======   =======  ========   =======     ========       =======



See notes to consolidated financial statements.

16 TRANSTECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF ACCOUNTING PRINCIPLES

BUSINESS - The fiscal year for TransTechnology Corporation (the "Company") ends on March 31. Accordingly, all references to years in the Notes to Consolidated Financial Statements refer to the fiscal year ended March 31 of the indicated year unless otherwise specified.

The Company develops, manufactures and sells a wide range of products in two industry segments, Specialty Fastener Products and Aerospace Products. The Company has manufacturing facilities located in the United States, Canada, Germany, the United Kingdom and Brazil. The Specialty Fastener Products Segment produces highly engineered precision metal retaining rings, gear driven band fasteners, circlips, custom cold-formed parts, head light adjusters, rivets and other threaded and non-threaded assembly fasteners primarily for the automotive, heavy truck, industrial, aerospace and consumer/durables markets and accounted for approximately 80% of the Company's consolidated 2000 net sales. Through its Aerospace Products Segment, the Company develops, manufactures, sells and services a complete line of sophisticated lifting and restraining products, principally performance critical helicopter rescue hoist and cargo hook systems, winches and hoists for aircraft and weapons systems and aircraft engine compartment hold open rods, actuators and other motion control devices. This segment accounted for approximately 20% of the Company's consolidated 2000 net sales.

USE OF ESTIMATES - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which, except one subsidiary in Spain, are wholly-owned. Intercompany balances and transactions are eliminated in consolidation. Investments in less than 20% owned companies are accounted for by the cost method.

REVENUE RECOGNITION - Sales and cost of sales are recorded when title passes to customers which is generally at the time products are shipped. All of the Company's contracts are firm fixed-price. Accounts receivable from the United States Government represent billed receivables and substantially all amounts are expected to be collected within one year. Losses on contracts are recorded as they are identified.

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

COSTS IN EXCESS OF NET ASSETS OF ACQUIRED BUSINESSES -
The difference between the purchase price and the fair value of the net assets of acquired businesses is included in the accompanying Consolidated Balance Sheets under the caption "Costs in excess of net assets of acquired businesses" and is being amortized over 40 years. The Company has determined that there is no impairment in value, since projected future cash flows on an undiscounted basis, through the period such costs in excess of net assets of acquired businesses are being amortized, are in excess of the recorded asset amount.

PATENTS AND TRADEMARKS - Patents are amortized on a straight-line basis over their remaining lives not to exceed 20 years. Trademarks are amortized on a straight-line basis over 40 years.

EARNINGS PER SHARE ("EPS") - The computation of basic earnings per share is based on the weighted-average number of common shares outstanding. The computation of diluted earnings per share assumes the foregoing and, in addition, the exercise of all dilutive stock options using the treasury stock method.

The components of the denominator for basic earnings per common share and diluted earnings per common share are reconciled as follows:

                                           2000            1999            1998
Basic earnings per common share:
   Weighted-average common
    shares outstanding                   6,139,000       6,249,000       5,520,000
                                         ---------       ---------       ---------
Diluted earnings per common share:
   Weighted-average common
    shares outstanding                   6,139,000       6,249,000       5,520,000
  Stock options                             11,000          92,000         169,000
                                         ---------       ---------       ---------
Denominator for diluted
  earnings per common share              6,150,000       6,341,000       5,689,000
                                         ---------       ---------       ---------


                                                           2000 ANNUAL REPORT 17

Options to purchase 288,759 shares of common stock at prices between $15.13 and $30.13 were outstanding during 2000 but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares. Similarly, during 1999 options to purchase 169,774 shares of common stock at prices between $22.94 and $27.88 were outstanding but were not included in the computation of EPS. During 1998, all options to purchase common stock were included in the computation of EPS.

RESEARCH, DEVELOPMENT AND ENGINEERING COSTS - Research and development costs and engineering costs, which are charged to expense when incurred, amounted to $2.0 million, $2.4 million and $2.1 million in 2000, 1999 and 1998, respectively. Included in these amounts were expenditures of $1.3 million, $1.2 million and $1.1 million in 2000, 1999 and 1998, respectively, which represent costs related to research and development activities.

FOREIGN CURRENCY TRANSLATION - The assets and liabilities of the Company's international operations have been translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated as a separate component of Accumulated other comprehensive loss. Income and expense items are converted into U.S. dollars at average rates of exchange prevailing during the year. The Company treated its operation in Brazil as highly inflationary until the end of the third quarter of fiscal 1999. Effective December 28, 1998, the Brazilian operation ceased to be considered highly inflationary by the Company and the functional currency was changed from the U.S. dollar to the Brazilian real.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

INVESTMENTS - On March 1, 1994, the Company received 465,000 shares of Mace Security International common stock, valued at $3.4 million, as partial consideration for the sale of a division. In March 1997, the Company recorded a $2.6 million pretax charge to continuing operations to write-down the carrying value of these shares to their current market value as the decline in value of these shares was determined to be other than temporary. During fiscal 1999, the Company sold all of these shares for $2.0 million and realized a pretax gain of $1.1 million.

FINANCIAL INSTRUMENTS - The Company does not hold or issue financial instruments for trading purposes. Amounts to be paid or received under interest rate swap agreements are recognized as increases or reductions in interest expense in the periods in which they accrue. The Company enters into off-balance-sheet forward foreign exchange instruments in order to hedge certain intercompany financing denominated in foreign currencies, accounts receivable denominated in foreign currencies, a percentage of projected sales denominated in foreign currencies, and projected foreign currency intercompany purchases. Gains and losses on the financing transactions are included in other income - net. Gains and losses on forward foreign exchange instruments that hedge specific third party transactions are included in the cost or carrying value of the underlying transaction. Gains and losses on instruments that are hedges of projected third party transactions are included in current period income.

NEW ACCOUNTING STANDARDS - In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities was issued and, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS Statement No. 133 in June 1999, is effective for the Company for its fiscal year ending March 31, 2002. SFAS No. 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The Company is currently evaluating the impact this pronouncement will have on its consolidated financial statements.

RECLASSIFICATIONS - Certain reclassifications have been made to prior years' financial statements to conform to the 2000 presentation.

2. DISCONTINUED OPERATIONS

During fiscal 1998 the Company recorded after tax costs of $0.9 million for the disposal of previously discontinued and sold operations. These costs represent adjustments to previous estimates related primarily to legal and environmental matters.

Included in Other Assets at both March 31, 2000 and 1999 were assets held for sale related to discontinued operations of $5.2 million.


18 TRANSTECHNOLOGY CORPORATION

3.  ACQUISITIONS

On August 31, 1999, the Company acquired all of the assets and assumed certain liabilities, consisting primarily of trade debts and accrued expenses, of the Engineered Fasteners Division of Eaton Corporation and its Tinnerman product line (collectively referred to as "Tinnerman") for a total purchase price of $173.3 million in cash. Tinnerman had 650 employees and manufactures a wide variety of fastening devices for the automotive, business equipment, consumer electronics and home appliance markets. Tinnerman has manufacturing facilities in Brunswick and Massillon, Ohio and Hamilton, Ontario, Canada.

On July 19, 1999, the Company acquired all the outstanding capital stock of Ellison Holdings PLC, a privately held company, and its German affiliate Ellison, Roettges & Co. GmbH (collectively referred to as "Ellison") for $13.8 million in cash, a $0.4 million note payable 24 months from the date of acquisition and other contingent consideration. Ellison, headquartered in Glusburn, West Yorkshire, England, manufactures retaining and snap rings as well as lockwashers for the automotive, heavy vehicle and industrial markets. The allocation of purchase price to the assets and liabilities of Ellison is preliminary pending final purchase price adjustments, if any, between the Company and the selling shareholders. As part of the acquisition plan, the Company closed its existing facility in Bingley, UK and consolidated that operation with the Ellison facility. In the quarter ended September 26, 1999, the Company recorded a $4.5 million charge for the consolidation. In the quarter ended March 31, 2000, the Company recorded an additional $0.1 million related to this plant consolidation. The total charge consists of $3.8 million, principally related to the write-down of Anderton's assets no longer being used to estimated realizable values and other costs directly related to the exit of the facility, and approximately $0.8 million for severance and related benefit payments to approximately 100 Anderton employees. At March 31, 2000, the Company had $0.3 million remaining in current liabilities related to these costs.

In addition, in the quarter ended March 31, 2000, approximately $1.0 million was charged to cost of sales primarily due to excess overtime incurred to produce parts pending customer approval on first part production lots.

On June 29, 1998, the Company acquired all of the outstanding stock of Aerospace Rivet Manufacturers Corporation ("ARM") for $26.2 million in cash, including direct acquisition costs, and other contingent consideration. ARM, located in City of Industry, California, produces rivets and externally threaded fasteners for the aerospace industry.

On July 28, 1998, the Company acquired all of the outstanding stock of NORCO, Inc. ("NORCO") for $17.7 million in cash, including direct acquisition costs, and other contingent consideration. NORCO, located in Ridgefield, Connecticut, produces aircraft engine compartment hold open rods, actuators and other motion control devices for the aerospace industry.

On April 17, 1997, the Company acquired all of the outstanding stock of TCR Corporation ("TCR") for $32.6 million in cash including direct acquisition costs, and other contingent consideration. TCR, located in Minneapolis, Minnesota, produces cold forged and other externally threaded fasteners and related products for the automotive, heavy vehicle, marine and industrial markets.

The following is a summary of the assets acquired and the liabilities assumed (in thousands):

                             2000            1999            1998
Current assets            $  29,232        $ 12,723        $  5,862
Long-term assets            174,516          37,944          34,449
Liabilities assumed         (16,662)         (6,766)         (5,537)
                          ---------        --------        --------
Cash paid including
  acquisition costs       $ 187,086        $ 43,901        $ 34,774
                          =========        ========        ========

The following summarizes the Company's pro forma information as if the acquisitions of Tinnerman, Ellison, ARM and NORCO had occurred at the beginning of the periods presented. The pro forma results give effect to the amortization of goodwill and additional depreciation and the effects on interest expense and taxes (in thousands, except per share data):

                                          2000           1999
Net sales                               $338,747       $345,768
                                        ========       ========
Income from continuing operations       $  7,378       $ 13,064
                                        ========       ========
Net income                              $  6,837       $ 12,283
                                        ========       ========
Basic earnings per share                $   1.11       $   1.97
                                        ========       ========
Diluted earnings per share              $   1.11       $   1.94
                                        ========       ========

The above pro forma information does not purport to be indicative of the financial results which actually would have occurred had the acquisitions been made at the beginning of the period presented or subsequent to that date.

4. INVENTORIES

Inventories at March 31, consisted of the following (in thousands):

                                        2000          1999
Finished goods                         $24,012       $23,592
Work in process                         18,367        11,403
Purchased and manufactured parts        23,365        23,673
                                       -------       -------
Total                                  $65,744       $58,668
                                       =======       =======

                                                           2000 ANNUAL REPORT 19

5. INCOME TAXES

The components of total income (loss) from operations (including continuing and discontinued operations and extraordinary items) before income taxes were (in thousands):

                   2000            1999           1998
Domestic       $ 16,008        $ 23,689        $17,068
Foreign          (5,378)           (708)           860
               --------        --------        -------
Total          $ 10,630        $ 22,981        $17,928
               --------        --------        -------

The provision for income taxes is summarized below (in thousands):

                           2000          1999         1998
Currently payable:
  Federal                $ 3,285        $3,771       $4,325
  Foreign                  1,318            --           77
  State                      419           587          808
                         -------        ------       ------
                           5,022         4,358        5,210
Deferred                    (988)        4,814        1,651
                         -------        ------       ------
Total                    $ 4,034        $9,172       $6,861
                         =======        ======       ======

The provision (benefit) for income taxes is allocated between continuing and discontinued operations and extraordinary items as summarized below (in thousands):

                      2000           1999           1998
Continuing          $ 4,373        $ 9,704        $ 8,162
Discontinued             --             --         (1,301)
Extraordinary          (339)          (532)            --
                    -------        -------        -------
Total               $ 4,034        $ 9,172        $ 6,861
                    =======        =======        =======

The consolidated effective tax rates for continuing operations differ from the federal statutory rates as follows (in thousands):

                                        2000           1999           1998
Statutory federal rate                  35.0 %         35.0 %         35.0 %
State income taxes after
  federal income tax                     5.2            4.9            4.8
Earnings of the foreign
  sales corporation                     (9.1)          (3.4)          (2.4)
Amortization of purchase
  adjustments not deductible
  for tax purposes                       5.2            2.3            1.6
Foreign rate differential                3.2            1.0             --
Other                                   (1.5)           0.2            1.5
                                      ------         ------         ------
Consolidated effective tax rate         38.0%          40.0%          40.5%
                                      ======         ======         ======

The following is an analysis of accumulated deferred income taxes (in thousands):

                                           2000          1999
Assets:
  Current:
   Employee benefit accruals              $   829       $   544
   Inventory                                   56           309
   Net operating loss carry forward           796           328
   Other                                      191           114
                                          -------       -------
       Total current                        1,872         1,295
                                          =======       =======
  Noncurrent:
   Employee benefit accruals                  666           238
   Environmental                              583           602
   Accrued liabilities                      2,046         2,174
   Investment                                  --           617
   Net operating loss carryforwards         4,531         1,411
   Other                                    2,161         1,715
                                          -------       -------
      Total noncurrent                      9,987         6,757
                                          =======       =======
Total assets                              $11,859       $ 8,052
                                          =======       =======
Liabilities:
   Property                               $ 9,858       $11,217
   Other                                    2,015           732
                                          =======       =======
Total liabilities                         $11,873       $11,949
                                          =======       =======



6. LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS

Long-term debt payable to banks and others, including current maturities, at March 31 consisted of the following (in thousands):

                                 2000           1999
Credit agreement - 6.12%       $     --       $101,440
Credit agreement - 7.75%             --            400
Credit agreement - 8.67%        154,723             --
Term loan - 8.69%                46,250             --
Bridge loan - 15.44%             75,000             --
Other                             1,371            669
                               --------       --------
                                277,344        102,509
Less current maturities          82,585             46
                               --------       --------
Total                          $194,759       $102,463
                               ========       ========

20 TRANSTECHNOLOGY CORPORATION

CREDIT AGREEMENT - Effective August 31, 1999, the Company's revolving credit facility (the "Revolver") was amended and increased from $145.0 million to $200.0 million, and additional term debt (the "Term Loan") of $50.0 million and senior subordinated debt (the "Bridge Loan") of $75.0 million were obtained in order to provide the necessary funds for the Tinnerman acquisition. Credit was provided by the same group of lending banks plus several new lending banks. The Revolver and Term Loan have a maturity of five years. The Bridge Loan has an initial maturity of one year, after which time the Bridge Loan automatically converts to a term loan subject to, among other things, an early payment premium and the issuance of stock warrants (as more fully described below). The stock warrants would provide for the lenders to obtain up to ten percent of the shares of the Company's stock (on a fully diluted basis) after August 31, 2000. The Company intends to replace the Bridge Loan before August 31, 2000 with alternative long term subordinated debt under terms more favorable to the Company. The Bridge Loan contains a provision for exit fees of approximately $2.1 million which may be applied to certain refinancing fees.

An extraordinary charge for the refinancing of debt, net of tax, in the amount of $0.5 million was incurred for the year ended March 31, 2000, to reflect the write-off of the unamortized debt issue costs of the prior credit agreement.

The Company has unused borrowing capacity for both domestic and international operations of $45.3 million as of March 31, 2000, and letters of credit of $4.9 million. The Revolver, Bridge Loan and Term Loan are secured by all of the Company's assets. As of March 31, 2000, the Company had total borrowings of $275.9 million under the amended agreements which have a weighted-average interest rate of 10.48%. The Company had $1.4 million of other borrowings consisting of collateralized borrowing arrangements with fixed interest rates of 3% and 3.75%, and loans on life insurance policies owned by the Company with a fixed interest rate of 5%.

Borrowings under the Revolver as of March 31, 2000, were $154.7 million. Interest on the Revolver is tied to the primary bank's prime rate, or at the Company's option, the London Interbank Offered Rate ("LIBOR"), plus a margin that varies depending upon the Company's achievement of certain operating results. As of March 31, 2000, $152.5 million of the Company's outstanding borrowings utilized LIBOR, of which $127.0 million were payable in U.S. Dollars and $7.1 million and $18.4 million were payable in Deutsche marks and Pounds sterling, respectively.

Borrowings under the Term Loan as of March 31, 2000, were $46.3 million of which $7.5 million is due within one year, $8.8 million is due in year two, $10.0 million is due in year three, $12.5 million is due in year four, and $7.5 million is due upon maturity in year five.

Borrowings under the Bridge Loan as of March 31, 2000, were $75.0 million, all of which is considered to be short term. Interest on the Bridge Loan is based on LIBOR plus a margin which is currently 9.5% and increases in quarterly increments subject to an overall maximum interest rate of 18%. The Bridge Loan matures on August 31, 2000, after which time, unless replaced, it converts automatically to senior subordinated term debt with additional provisions. The major additional provisions of the resulting term debt provide for a warrant escrow agreement that stipulates that the Company shall issue stock warrants to the debt holders for 731,197 shares of the Company's stock exercisable at par value (or $.01) per share, representing ten percent of the common equity of the Company on a fully diluted basis after giving effect to the warrants. Other provisions of the resulting term debt include various repayment premiums during the first seven years of the term, an overall maximum interest rate of 18% and the right of the holders of the Bridge Loan to require the Company to exchange this debt for a class of debt securities which the Company would be required to register for public distribution. The Company intends to replace the Bridge Loan prior to its maturity and, therefore, does not expect to be subject to the provisions of the term debt which would become effective after the Bridge Loan maturity date on August 31, 2000.

The credit agreements require the Company to maintain interest rate protection on a minimum of $125.0 million of its variable rate debt. The Company has, accordingly, provided for this protection by means of interest rate swap agreements which have fixed the rate of interest on $50.0 million of debt at a base rate of 5.48% through May 4, 2002, and $75.0 million of debt at a base rate of 6.58% through March 3, 2003. Under the agreement, the base interest rate is added to the applicable interest rate margin to determine the total interest rate in effect. The credit agreement also limits the Company's ability to pay dividends to 25% of net income and restricts annual capital expenditures to $12.0 million through 2001, $13.0 million in 2002, and $15.0 million thereafter, and contains other customary financial covenants.

Other - Other long-term debt is comprised principally of collateralized borrowing arrangements with fixed interest rates of 3% and 3.75% and loans on life insurance policies owned by the Company with a fixed interest rate of 5%.

Debt maturities (in thousands):
  2001                               $ 82,585
  2002                                  8,838
  2003                                 10,090
  2004                                 12,594
  2005                                162,303
Thereafter                                934
                                     --------
Total                                $277,344
                                     ========

                                                           2000 ANNUAL REPORT 21

7.  STOCKHOLDERS' EQUITY AND EMPLOYEE/DIRECTOR STOCK OPTIONS

The Company maintains the amended and restated 1992 long-term incentive plan (the "1992 Plan"), the 1998 non-employee directors stock option plan (the "1998 Plan") and the 1999 long-term incentive plan (the "1999 Plan").

Under the terms of the 1992 Plan, 800,000 of the Company's common shares may be granted as stock options or awarded as restricted stock to officers, directors and certain employees of the Company through September 2002. Under the terms of the 1999 plan, 300,000 of the Company's common shares may be granted as stock options or awarded as restricted stock to officers, directors and certain employees of the Company through July 2009. Under both plans, option exercise prices equal the fair market value of the common shares at their grant dates. For grants made prior to May 1999, options expire not later than five years after the date of the grant. Options granted beginning in May 1999 expire not later than 10 years after the date of the grant; options granted to officers and employees, awarded as part of a three-year bonus plan, expire not later than 5 years after the date of the grant. Options granted to directors and to officers and employees with the annual yearly cash bonus vest ratably over three years beginning one year after the date of the grant; options granted to officers and employees awarded as part of a three-year long term bonus plan vest at the end of the three-year plan period. Restricted stock is payable in equivalent number of common shares. The shares are distributable in a single installment and, with respect to officers and employees, restrictions lapse ratably over a three year period from the date of the award, and with respect to directors, the restrictions lapse after one year.

Under the terms of the 1998 Plan, non-employee directors are entitled to receive matching options for each share of the Company's common stock which they hold at the end of a 60-day period following initial election as a director, but not to exceed 25,000 shares with the strike price of the option being the fair market value of the shares at their grant dates, and thereafter, for each share of the Company's common stock that they purchase on the open market, with the strike price of the option being the purchase price of the share, up to a maximum of 5,000 options in any twelve month period or 15,000 options over a three year period. Options granted under the 1998 Plan vest on the first anniversary of the grant, provided that, exclusive of the options granted to match shares held at the end of the 60-day period, the optionee may not acquire by exercise of the options more than 5,000 shares in any one year. Options expire not later than five years after the date of the grant.

The Company continues to apply the accounting standards set forth in APB No. 25. However, disclosures are required of pro forma net income and earnings per share as if the Company had adopted the accounting provisions of SFAS No. 123. Based on Black-Scholes values, pro forma net income for 2000, 1999 and 1998 would be $6.1 million, $14.0 million and $11.0 million, respectively; pro forma earnings per common share for 2000, 1999 and 1998 would be $1.00, $2.24 and $1.93, respectively.

The following table summarizes stock option activity over the past three years under the plan:

                                                            WEIGHTED-
                                                            AVERAGE
                                             NUMBER         EXERCISE
                                            OF SHARES        PRICE
Outstanding at March 31, 1997                464,214        $  13.54
  Granted                                     96,000           21.07
  Exercised                                 (178,416)          12.41
  Canceled or expired                         (8,000)          15.00
                                            --------
Outstanding at March 31, 1998                373,798           15.63
  Granted                                    181,156           26.92
  Exercised                                  (84,714)          13.03
  Canceled or expired                        (32,194)          23.81
                                            --------
Outstanding at March 31, 1999                438,046           17.66
  Granted                                    155,715           18.90
  Exercised                                  (29,200)          14.53
  Canceled or expired                        (75,521)          15.47
                                            --------
Outstanding at March 31, 2000                489,040           19.56
                                            ========
Options exercisable at March 31, 1998        201,130           13.87
Options exercisable at March 31, 1999        197,417           14.74
Options exercisable at March 31, 2000        183,829           19.13

In 2000, 1999 and 1998 the Company awarded restricted stock totaling 8,177 shares, 5,062 shares and 4,792 shares, respectively. The weighted-average fair value of this restricted stock was $18.60, $25.33 and $22.14 in 2000, 1999 and 1998, respectively. The expense recorded in 2000, 1999 and 1998 for restricted stock was $124,000, $107,000 and $60,000, respectively.

The weighted-average Black-Scholes value per option granted in 2000, 1999 and 1998 was $14.40, $21.59 and $19.75, respectively. The following weighted-average assumptions were used in the Black-Scholes option pricing model for options granted in 2000, 1999 and 1998:

                                2000      1999      1998
Dividend yield                  1.3%      1.4%      1.0%
Volatility                     25.0%     24.0%     25.0%
Risk-free interest rate         5.5%      5.5%      6.0%
Expected term of options
  (in years)                    4.0       4.0       4.0

For options outstanding and exercisable at March 31, 2000, the exercise price ranges and average remaining lives were:

                                       OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                 ----------------------------------------------------------      --------------------------------------
RANGE OF         NUMBER OUTSTANDING    WEIGHTED-AVERAGE    WEIGHTED-AVERAGE      NUMBER EXERCISABLE    WEIGHTED-AVERAGE
EXERCISE PRICES   AT MARCH 31, 2000     REMAINING LIFE      EXERCISE PRICE        AT MARCH 31, 2000     EXERCISE PRICE
$ 11-15                 39,989                  1               $12.83                  38,084           $12.76
  16-21                283,123                  3                18.85                 102,667            18.46
  22-28                165,928                  3                27.01                  43,078            26.77
                       -------                                  ------                 -------           ------
                       489,040                  2               $19.56                 183,829           $19.13
                       =======                                  ======                 =======           ======


22 TRANSTECHNOLOGY CORPORATION

8. EMPLOYEE BENEFIT PLANS

The Company has three defined contribution plans covering substantially all domestic employees. Contributions are based on certain percentages of an employee's eligible compensation. Expenses related to these plans were $3.0 million, $2.5 million and $2.8 million in 2000, 1999 and 1998, respectively.

The Company provides postretirement benefits to union employees at two of the Company's divisions. The Company funds these benefits on a pay-as-you-go basis. In addition, the Company maintains several defined benefit retirement plans for certain employees. Funding policies are based upon local statutes.

(In thousands)

                                                                                         POSTRETIREMENT
                                         PENSION BENEFITS                                   BENEFITS
                              -------------------------------------------------------------------------------------
                                        YEAR ENDED MARCH 31,                           YEAR ENDED MARCH 31,
                              -------------------------------------------------------------------------------------
                                 2000            1999            1998            2000           1999           1998
COMPONENTS OF NET
 PERIODIC BENEFIT COST:
Service cost                  $   444         $   402         $   409         $    15        $     2        $     2
Interest cost                   1,211             835             841             119             69             72
Expected return on
  plan assets                  (1,611)           (573)           (439)             --             --             --
Amortization of
  net gain                        505              43              43              28             --             --
                              -------         -------         -------         -------        -------        -------
Net periodic
  benefit cost                $   549         $   707         $   854         $   162        $    71        $    74
                              =======         =======         =======         =======        =======        =======


WEIGHTED-AVERAGE
  ASSUMPTIONS AS OF
  MARCH 31:
Discount rate                    6.67%           6.00%           6.88%           7.88%          7.00%          7.00%
Expected return on
  plan assets                    7.59%           7.00%           8.00%             --             --             --
Rate of compensation
  increase                       3.13%           3.25%           3.50%             --             --             --



                                                                  POSTRETIREMENT
                                  PENSION BENEFITS                    BENEFITS
                             ---------------------------------------------------------
                                 YEAR ENDED MARCH 31,            YEAR ENDED MARCH 31,
                             ---------------------------------------------------------
                                 2000            1999            2000            1999
CHANGE IN BENEFIT
  OBLIGATION:
Benefit obligation at
  beginning of year          $ 13,702        $ 12,191        $  1,024        $  1,054
Service cost                      444             402              15               2
Interest cost                   1,211             835             119              69
Plan participants'
  contributions                   131             136              --              --
Effect of acquisitions          9,108              --           1,122              --
Amendments                         --              --              --              --
Actuarial gain                   (341)          1,169             223               2
Benefits paid                  (1,402)           (792)           (138)           (103)
Effect of foreign
  exchange                       (755)           (239)             --              --
                             --------        --------        --------        --------
Benefit obligation at
  end of year                $ 22,098        $ 13,702        $  2,365        $  1,024
                             ========        ========        ========        ========


                                                                      POSTRETIREMENT
                                    PENSION BENEFITS                     BENEFITS
                                ---------------------------------------------------------
                                   YEAR ENDED MARCH 31,             YEAR ENDED MARCH 31,
                                ---------------------------------------------------------
                                    2000            1999            2000            1999
CHANGE IN PLAN ASSETS:
Fair value of plan assets
  at beginning of year          $  7,565        $  7,116        $     --        $     --
Effect of aquisitions             11,725              --              --              --
Actual return
  on plan assets                   1,069             591              --              --
Employer contribution                352             313             138             103
Plan participants'
  contributions                      131             136              --              --
Benefits paid                       (978)           (318)           (138)           (103)
Effect of foreign
  exchange                          (112)           (273)             --              --
                                --------        --------        --------        --------
Fair value of plan assets
  at end of year                $ 19,752        $  7,565        $     --        $     --
                                ========        ========        ========        ========



                                                                POSTRETIREMENT
                                  PENSION BENEFITS                 BENEFITS
                             ------------------------------------------------------
                                YEAR ENDED MARCH 31,         YEAR ENDED MARCH 31,
                             ------------------------------------------------------
                                2000           1999           2000           1999
RECONCILIATION OF
  FUNDED STATUS:
Funded status                $(2,349)       $(6,137)       $(2,365)       $(1,024)
Unrecognized actuarial
  (gain) loss                 (2,440)           502            258             63
Unrecognized prior
  service cost                   516            564             --             --
                             -------        -------        -------        -------
Accrued liability            $(4,273)       $(5,071)       $(2,107)       $  (961)
                             =======        =======        =======        =======

The assumed health care cost trend rates used for measurement purposes were 5.63% and 10.0% for 2000 and 1999, respectively. Under the Plan the actuarially determined effect of a one-percentage point change in the assumed health care cost trend would have the following effects:

                                          ONE          ONE
                                       PERCENTAGE   PERCENTAGE
                                         POINT        POINT
                                        INCREASE     DECREASE
Effect on total of service
  and interest cost components            $34        $(27)
Effect on accumulated
  postretirement benefit obligation       289        (226)

                                                           2000 ANNUAL REPORT 23

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


                     NOTIONAL
                      AMOUNT                     RECEIVE       PAY
                  (IN THOUSANDS)    MATURITIES   RATE(1)      RATE
March 31, 2000      $25,000           5/02         6.13 %     5.48 %
                     25,000           5/02         6.13       5.48
                     37,500           3/03         6.13       6.58
                     37,500           3/03         6.13       6.58

(1) Based on three-month LIBOR

FOREIGN CURRENCY EXCHANGE AGREEMENTS - The Company enters into forward foreign currency agreements to hedge foreign currency financing transactions. Realized and unrealized gains and losses arising from forward currency contracts are recognized as adjustments to the gains and losses resulting from the underlying hedged transactions.

The Company enters into off-balance-sheet forward foreign exchange instruments in order to hedge certain intercompany financing denominated in foreign currencies, accounts receivable denominated in foreign currencies, a percentage of projected sales denominated in foreign currencies, and projected foreign currency intercompany purchases. Gains and losses on forward foreign exchange instruments that hedge specific third party transactions are included in the cost of carrying value of the underlying transaction. Gains and losses on instruments that are hedges of projected third party transactions are included in current period income. The Company recognized $0.5 million of unrealized gains on forward exchange contracts in 2000.

The table below summarizes, by currency, the contractual amounts of the Company's foreign exchange contracts at March 31, 2000 and 1999. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent to sell foreign currencies (in thousands):

                             2000                        1999
                     -------------------------------------------------
                       BUY          SELL           BUY          SELL
  Currency
   Deutsche mark     $    --       $10,589       $   546       $12,439
   Pound sterling     17,501         1,667            --         2,556
                     -------       -------       -------       -------
                     $17,501       $12,256       $   546       $14,995
                     =======       =======       =======       =======

FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair values of cash and cash equivalents, receivables and notes receivable approximate their carrying values due to the short-term nature of the instruments.

The fair value of the Company's long-term notes receivable and debt approximates their carrying values due to the variable interest-rate feature of the instruments. The fair values of the Company's interest rate swaps and forward foreign exchange agreements are the estimated amounts the Company would receive to terminate the agreements at March 31, 2000 based upon quoted market prices as provided by financial institutions which are counterparties to the agreements and were as follows (in thousands):

                                     2000         1999
                                    RECEIVE      RECEIVE
Interest rate swap agreements       $2,405       $   --
Forward foreign exchange
  agreements                         1,537          626

10. EXTRAORDINARY ITEM

In fiscal 2000, the Company refinanced its credit facilities. Due to the termination of the prior credit agreement, the Company recognized an extraordinary charge of $0.5 million, net of tax, to write-off the unamortized portion of the loan origination costs associated with the prior agreement. (See
Note 6).

In fiscal 1999, the Company recognized an extraordinary charge of $0.8 million, net of tax, to write-off the remaining deferred loan fees associated with the early extinguishment of the Company's indebtedness pursuant to its revised and amended revolving credit facility.



11. COMMITMENTS

Rent expense under operating leases for the years ended March 31, 2000, 1999, and 1998 was $2.7 million, $3.2 million and $2.3 million, respectively.

The Company and its subsidiaries have minimum rental commitments under noncancelable operating leases, primarily leased buildings, as follows (in thousands):

  2001                                         $ 2,462
  2002                                           2,035
  2003                                           1,374
  2004                                             743
  2005                                             329
  Beyond 2005                                    1,862
                                               -------
  Total                                        $ 8,805
                                               =======


24 TRANSTECHNOLOGY CORPORATION

12. CONTINGENCIES

ENVIRONMENTAL MATTERS -During the fourth quarter of fiscal 2000, the Company presented an environmental cleanup plan for a portion of a site in Pennsylvania which continues to be owned although the related business has been sold. This plan was submitted pursuant to the Consent Order with the Pennsylvania Department of Environmental Protection ("PaDEP") concluded in the fourth quarter of fiscal 1999. Pursuant to the Consent Order, the Company has paid $0.2 million for past costs, future oversight expenses and in full settlement of claims made by PaDEP related to the environmental remediation of the site with an additional $0.2 million to be paid in fiscal 2001, which amount has been provided for by the Company in its accrual for environmental liabilities. A second Consent Order is contemplated by December 1, 2000 for another portion of the site, and a third Consent Order for the remainder of the site is contemplated by October 1, 2002. The Company is also administering an agreed settlement with the Federal government under which the government pays 50% of the environmental response costs associated with a portion of the site. The Company is also in the process of finalizing the documentation of an agreed settlement under which the Federal government will pay 45% of the environmental response costs associated with another portion of the site. At March 31, 2000, the Company's cleanup reserve was $1.6 million based on the net present value of future expected cleanup costs. In fiscal 1999, the Company settled for a recovery of a portion of cleanup costs with its insurance carriers for approximately $5.1 million (net) which is included in Other income-net. The Company expects that remediation at the Pennsylvania site will not be completed for several years.

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



13. SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two business segments. Each segment has separate management teams that report operating results regularly which are reviewed by the chief operating decision makers of the Company. Certain businesses have been aggregated into the same reportable segment because they have similar products and services, production processes, types of customers and distribution methods and their long-term financial performance is affected by similar economic conditions.

The Company develops, manufactures and sells a wide range of products in two industry segments, Specialty Fastener Products and Aerospace Products. The Company has manufacturing facilities located in the United States, Canada, Germany, the United Kingdom and Brazil. The Specialty Fastener Products Segment produces highly engineered precision metal retaining rings, gear driven band fasteners, circlips, custom cold-formed parts, head light adjusters, rivets and other threaded and non-threaded assembly fasteners primarily for the automotive, heavy truck, industrial, aerospace and consumer/durables markets and accounted for approximately 80% of the Company's consolidated 2000 net sales. Through its Aerospace Products Segment, the Company develops, manufactures, sells and services a complete line of sophisticated lifting and restraining products, principally performance critical helicopter rescue hoist and cargo hook systems, winches and hoists for aircraft and weapons systems and aircraft engine compartment hold open rods, actuators and other motion control devices. This segment accounted for approximately 20% of the Company's consolidated 2000 net sales.




                                                           2000 ANNUAL REPORT 25

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating profit of the respective segments. Operating profit is net sales less operating expenses. General corporate expenses, interest and income taxes have not been deducted in determining operating profit. Assets, depreciation and amortization and capital expenditures are those identifiable to a particular segment by their use. Approximately 8%, 10% and 11% of sales from continuing operations in 2000, 1999 and 1998, respectively, were derived from sales to the United States Government and its prime contractors which are attributable primarily to Aerospace Products.

                                                     OPERATING                     DEPRECIATION/
                           FISCAL        NET          PROFIT          CAPITAL      AMORTIZATION    IDENTIFIABLE
(IN THOUSANDS)              YEAR        SALES        (LOSS)(1)      EXPENDITURES    EXPENSE(2)        ASSETS
---------------------------------------------------------------------------------------------------------------
Specialty Fastener          2000      $238,416      $ 24,615(3)       $  9,589      $ 14,310         $406,476
  Products                  1999       177,837        26,284            13,652         8,812          205,206
                            1998       168,469        26,177             7,935         7,801          178,331

Aerospace Products          2000        60,836        15,377               435         1,062           49,163
                            1999        50,169        12,080               728           991           51,883
                            1998        35,459         9,285               469           544           25,540

Total segments              2000       299,252        39,992            10,024        15,372          455,639
                            1999       228,006        38,364            14,380         9,803          257,089
                            1998       203,928        35,462             8,404         8,345          203,871

Corporate                   2000            --        (9,131)               13         2,245           27,116
                            1999            --       (13,243)(4)           379           999           22,631
                            1998            --        (9,119)              341           709           32,202

Corporate interest          2000            --           592                --            --               --
  and other income-net      1999            --         6,111(5)             --            --               --
                            1998            --         1,038                --            --               --

Interest expense            2000            --       (19,945)               --            --               --
                            1999            --        (6,938)               --            --               --
                            1998            --        (7,228)               --            --               --

Consolidated                2000       299,252        11,508            10,037        17,617          482,755
                            1999       228,006        24,294            14,759        10,802          279,720
                            1998       203,928        20,153             8,745         9,054          236,073


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

(3) Specialty fastener operating income for 2000 includes charges of $5.5 million relating to the consolidation of two manufacturing facilities in England.

(4) Corporate expense for 1999 includes a $0.9 million pretax charge to the allowance for notes receivable, and a $1.5 million pretax incentive compensation award.

(5) Corporate interest and other income for 1999 includes a pretax net gain of $5.1 million for settlement of litigation claims against its insurance carriers for environmental matters and a $1.1 million gain on sale of marketable securities



Export sales are defined as sales to customers in foreign countries by the Company's U.S. based operations.

Export sales amounted to the following (in thousands):

LOCATION                                                   2000                1999             1998
Western Europe                                           $18,144             $15,680          $ 7,980
Canada                                                    10,788               9,170            7,095
Pacific and Far East                                       7,083               3,344            2,296
Mexico, Central and South America                          4,348               2,267            2,556
Middle East                                                1,336                 415              194
Other                                                      1,627                 275              158
                                                         -------             -------          -------
Total                                                    $43,326             $31,151          $20,279
                                                         =======             =======          =======




26 TRANSTECHNOLOGY CORPORATION

Results set forth below for international operations represents sales and operating income of domestic and foreign based subsidiaries based on the location the product was shipped from (in thousands):

                                                       2000            1999            1998
Net sales:
  Domestic operations                               $ 233,038       $ 171,302       $ 146,682
  International operations(1)                          66,214          56,704          57,246
                                                    ---------       ---------       ---------
        Net sales                                   $ 299,252       $ 228,006       $ 203,928
                                                    =========       =========       =========
Operating income:
  Domestic operations                               $  42,711       $  34,621       $  30,808
  International operations(1)                          (2,719)          3,743           4,654
                                                    ---------       ---------       ---------
        Operating income                               39,992          38,364          35,462
Interest expense                                      (19,945)         (6,938)         (7,228)
Corporate expense and other                            (8,539)         (7,132)         (8,081)
                                                    ---------       ---------       ---------
Income from continuing operations before taxes      $  11,508       $  24,294       $  20,153
                                                    ---------       ---------       ---------
Identifiable assets:
  Domestic operations                               $ 358,218       $ 193,690       $ 136,347
  International operations(1)                          97,421          63,399          67,524
  Corporate                                            27,116          22,631          32,202
                                                    ---------       ---------       ---------
Total assets                                        $ 482,755       $ 279,720       $ 236,073
                                                    =========       =========       =========

(1) International operations are primarily located in Europe, Canada and Brazil.


14. UNAUDITED QUARTERLY FINANCIAL DATA

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                     FIRST         SECOND          THIRD        FOURTH
                                                    QUARTER        QUARTER        QUARTER       QUARTER          TOTAL
2000
Net sales                                           $55,368      $62,903          $85,872      $95,109         $299,252
Gross profit                                         16,117       18,863           25,626       27,706           88,312
Income (loss) before extraordinary charge             2,158         (330)(1)        2,865        2,442(1)         7,135
Extraordinary charge for refinancing of debt             --         (541)              --           --             (541)
                                                    -------      -------          -------      -------         --------
Net income (loss)                                   $ 2,158      $  (871)         $ 2,865      $ 2,442         $  6,594
                                                    =======      =======          =======      =======         ========
Basic earnings (loss) per share:
  Income (loss) before extraordinary charge         $  0.35      $ (0.05)         $  0.47      $  0.40         $   1.16
  Extraordinary charge for refinancing of debt           --        (0.09)              --           --            (0.09)
                                                    -------      -------          -------      -------         --------
Net income (loss)                                   $  0.35      $ (0.14)         $  0.47      $  0.40         $   1.07
                                                    =======      =======          =======      =======         ========
Diluted earnings (loss) per share:

  Income (loss) before extraordinary charge         $  0.35      $ (0.05)         $  0.47      $  0.40         $   1.16
  Extraordinary charge for refinancing of debt           --        (0.09)              --           --            (0.09)
                                                    -------      -------          -------      -------         --------
Net income (loss)                                   $  0.35      $ (0.14)         $  0.47      $  0.40         $   1.07
                                                    =======      =======          =======      =======         ========


1999
Net sales                                           $51,483      $56,368          $57,863      $62,292         $228,006
Gross profit                                         16,900       17,949           18,078       18,989           71,916
Income before extraordinary charge                    3,202        2,208            3,643        5,537(2)        14,590
Extraordinary charge for refinancing of debt             --         (781)              --           --             (781)
                                                    -------      -------          -------      -------         --------
Net income                                          $ 3,202      $ 1,427          $ 3,643      $ 5,537         $ 13,809
                                                    =======      =======          =======      =======         ========
Basic earnings (loss) per share:
  Income before extraordinary charge                $  0.51      $  0.35          $  0.58      $  0.90         $   2.33
  Extraordinary charge for refinancing of debt           --        (0.12)              --           --            (0.12)
                                                    -------      -------          -------      -------         --------
Net income                                          $  0.51      $  0.23          $  0.58      $  0.90         $   2.21
                                                    =======      =======          =======      =======         ========
Diluted earnings (loss) per share:
  Income before extraordinary charge                $  0.50      $  0.34          $  0.58      $  0.89         $   2.30
  Extraordinary charge for refinancing of debt           --        (0.12)              --           --            (0.12)
                                                    -------      -------          -------      -------         --------
Net income                                          $  0.50      $  0.22          $  0.58      $  0.89         $   2.18
                                                    =======      =======          =======      =======         ========


(1) The second and fourth quarters of 2000 include charges of $4.5 million and $1.1 million, respectively, relating to the consolidation of two manufacturing facilities in England.

(2) Income before extraordinary charge for the quarter ended March 31, 1999 includes a pretax net gain of $5.1 million for an insurance settlement and a $1.1 million pretax gain on sale of marketable securities.


                                                           2000 ANNUAL REPORT 27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The Company's fiscal year ends on March 31. Accordingly, all references to years in this Management's Discussion and Analysis refer to the fiscal year ended March 31 of the indicated year. Also, when referred to herein, operating profit means net sales less operating expenses, without deduction for general corporate expenses, interest and income taxes.

Sales in 2000 were $299.3 million, an increase of $71.2 million, or 31% from 1999, compared with a $24.1 million, or a 12% increase, from 1998 to 1999. Gross profit in 2000 increased $16.4 million, or 23%, from 1999, compared with an increase of $5.8 million, or 9%, from 1998 to 1999. Operating profit for 2000 was $40.0 million, an increase of $1.6 million or 4%, from 1999, compared with an increase of $2.9 million or 8%, from 1998 to 1999. Operating profit in 2000 was adversely affected by plant consolidation expenses of $5.5 million as described below in the discussion of acquisitions. In 1999, income before income taxes and extraordinary charge was favorably affected by a $5.1 million gain from the settlement of litigation relative to claims against its insurance carriers for environmental matters and a $1.1 million gain from the sale of marketable securities. Changes in sales, operating profit and new orders are discussed below by segment, and additional information regarding industry segments is contained in Note 13 of the Notes to Consolidated Financial Statements.

Net income, including an extraordinary charge in 2000, was $6.6 million, or $1.07 per diluted share, compared to $13.8, million or $2.18 per diluted share, in 1999. Changes in net income were affected both by operating profit, as discussed in the Business Segment sections below, interest expense, plant consolidation expense and an extraordinary charge as discussed in the sections below.

During the first half of 2000 the Company completed two acquisitions. On August 31, 1999, the Company acquired all of the assets and assumed certain liabilities of the Engineered Fasteners Division of Eaton Corporation and its Tinnerman product line (collectively referred to as "Tinnerman") for a total purchase price of $173.3 million in cash. On July 19, 1999, the Company acquired all the outstanding capital stock of Ellison Holdings PLC, a privately held company, and its German affiliate Ellison, Roettges & Co. GmbH (collectively referred to as "Ellison") for $13.8 million in cash, a $0.4 million note payable, and other contingent consideration.

As part of the Ellison acquisition plan, the Company recorded a plant consolidation provision of $4.5 million to cover the estimated plant closure of the Company's existing facility and consolidation costs. The initial estimate of $4.5 million was recorded during the first half of 2000. During the fourth quarter of 2000 additional expenses of $0.1 million were added to the provision. In addition, approximately $1.0 million of additional costs relating to the plant consolidation was charged to cost of sales in the fourth quarter.

During the first quarter of 2000 the Company recorded an extraordinary charge for the early extinguishment of debt in the amount of $0.5 million after tax. The early extinguishment of existing debt was necessary in order to obtain new credit facilities which provided funding for the Tinnerman and Ellison acquisitions.

Interest expense increased by $13.0 million in 2000 from 1999 due to the additional bank borrowings required for the Tinnerman and Ellison acquisitions as well as higher interest rates. Interest expense decreased by $0.3 million in 1999 from 1998 primarily due to lower borrowing rates.

New orders received during 2000 totaled $305.2 million, an increase of $84.3 million, or 38%, from 1999. This increase was due mainly to the acquisitions of Tinnerman and Ellison during 2000. New orders received during 1999 totaled $220.9 million, an increase of $14.0 million, or 7%, from 1998. At March 31, 2000, total backlog of unfilled orders was $109.6 million, compared to $89.7 million and $75.9 million at March 3l, 1999 and 1998, respectively. New orders and backlog by industry segment are discussed below.



SPECIALTY FASTENER PRODUCTS SEGMENT

2000 COMPARED WITH 1999

Sales for the Specialty Fastener Products segment were $238.4 million in 2000, an increase of $60.6 million, or 34%, from 1999. The increase in sales was primarily




28 TransTechnology Corporation
due to the acquisition of Ellison on July 19, 1999 and Tinnerman on August 31, 1999. Increases in domestic hose clamps and assembly fasteners and cold-headed parts sales were offset by decreases in European hose clamps and both domestic and international retaining rings. Sales of the rivet division continued to decline due to loss of business from its largest customer and the down cycle of the airframe industry. The Company has filed an arbitration demand against this customer and the former owner seeking damages for fraud and breach of contract, punitive damages and rescission.

Operating profit for the Specialty Fastener Products segment was $24.6 million in 2000, a decrease of $1.7 million, or 6%, compared to 1999. Excluding $5.5 million of expenses relating to the consolidation of two retaining ring factories in England as part of the Ellison acquisition program, operating profit increased 15%. This increase was primarily driven by the Tinnerman acquisition. Operating profits at the European operation were lower due to reduced market and economic factors, as well as currency factors, especially the exchange rates between the Pound sterling and the Euro. Domestic retaining ring operating profit was lower due to lower sales volume. Operating profit in assembly fasteners increased in 2000 mainly due to increased sales volume, primarily in the U.S. automotive market.

New orders during 2000 for the Specialty Fastener Products segment were $243.4 million, an increase of $71.9 million, or 42%, mainly due to the Tinnerman and Ellison acquisitions. Backlog of unfilled orders as of March 31, 2000 increased to $65.4 million, compared to $45.9 million at March 31, 1999, mainly due to acquisitions.



SPECIALTY FASTENER PRODUCTS SEGMENT

1999 COMPARED WITH 1998

Sales for the Specialty Fastener Products segment were $177.8 million in 1999, an increase of $9.4 million, or 6%, from 1998. The increase in sales was primarily due to the acquisition of ARM on June 29, 1998. Domestic Fastener sales were otherwise lower or flat as compared to 1998 sales. Sales of the European hose clamp division were lower reflecting mainly the loss of one major customer, which had been anticipated. Sales from the Brazilian retaining ring operation were also reduced compared to 1998 due to the currency devaluation as well as economic difficulties experienced in Brazil during 1999. Domestic retaining ring sales were also lower compared to 1998 due to a loss in market share suffered during the consolidation of two plants in New Jersey.

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



AEROSPACE PRODUCTS SEGMENT

2000 COMPARED WITH 1999

Sales for the Aerospace Products segment were $60.8 million in 2000, an increase of $10.7 million, or 21%, from 1999. Approximately 9% of the increase came from increased rescue hoist and engineering development programs and 12% due to the inclusion of twelve months of sales from NORCO this year compared to eight months in 1999.

Operating profit for the Aerospace Products segment was $15.4 million, an increase of $3.3 million, or 27%. This increase was due to the inclusion of NORCO for the full year, as well as increased sales of rescue hoists.

New orders during 2000 for the Aerospace Products segment were $61.8 million, an increase of $12.4 million, or 25%, mainly due to NORCO. Increased orders also included increased engineering program orders and increased orders for spare parts. Backlog of unfilled orders as of March 31, 2000 was $44.2 million, compared to $43.8 million at March 31, 1999.



AEROSPACE PRODUCTS SEGMENT

1999 COMPARED WITH 1998

Sales for the Aerospace Products segment were $50.2 million in 1999, an increase of $14.7 million or 41%




                                                           2000 ANNUAL REPORT 29
from 1998. The increase was primarily due to the acquisition of NORCO on July 28, 1998. Sales of rescue hoist and cargo hook products were also higher for 1999 due mainly to the timing of program sales such as the Boeing V-22 program, which were developed in prior years from continuing research and development efforts.

The Aerospace Products segment reported an operating profit of $12.1 million in 1999, an increase of $2.8 million, or 30%, from 1998. The increase was primarily due to the increased sales and operating profit generated by the NORCO acquisition.

In 1999 new orders in the Aerospace Products segment increased by $14.0 million, or 40%, from 1998. This increase was primarily due to the NORCO acquisition. New orders for rescue hoists and cargo hooks also increased slightly. At March 31, 1999, the backlog of unfilled orders was $43.8 million, compared to $32.4 million at March 31, 1998.



YEAR 2000 READINESS

The Company undertook Year 2000 readiness programs at all of its facilities so that the date change from the calendar year 1999 to 2000 did not cause disruptions to the Company's operations or date sensitive systems. The Company had been addressing this concern for several years and did not anticipate any problems at any of its business units and did not expect any significant vendor or customer related problems based on survey information gathered. Total costs for Year 2000 programs were approximately $0.5 million of which $0.1 million was capitalized. No further costs for Year 2000 programs are expected.



EURO CURRENCY

Effective January 1, 1999, eleven countries comprising the European Union established fixed foreign currency exchange rates and adopted a common currency unit designated as the "Euro". The Euro has since become publicly traded and is currently used in commerce during the present transition period which is scheduled to end January 1, 2002, at which time a Euro denominated currency is scheduled to be issued and is intended to replace those currencies of the eleven member countries. The transition to the Euro has not resulted in problems for the Company to date, and is not expected to have any material adverse impact on the Company's future operations.

NEW ACCOUNTING STANDARDS

In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued and, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS Statement No. 133 in June 1999, is effective for the Company for its fiscal year ending March 31, 2002. SFAS No. 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The Company is currently evaluating the impact this pronouncement will have on its consolidated financial statements.



ACQUISITIONS

On August 31, 1999, the Company acquired all of the assets and assumed certain liabilities, consisting primarily of trade debts and accrued expenses, of the Engineered Fasteners Division of Eaton Corporation and its Tinnerman product line (collectively referred to as "Tinnerman") for a total purchase price of $173.3 million in cash. Tinnerman had 650 employees and manufactures a wide variety of fastening devices for the automotive, business equipment, consumer electronics and home appliance markets. Tinnerman has manufacturing facilities in Brunswick and Massillon, Ohio and Hamilton, Ontario, Canada.

On July 19, 1999, the Company acquired all the outstanding capital stock of Ellison Holdings PLC, a privately held company, and its German affiliate Ellison, Roettges & Co. GmbH (collectively referred to as "Ellison") for $13.8 million in cash, a $0.4 million note payable 24 months from the date of acquisition and other contingent consideration. Ellison, headquartered in Glusburn, West Yorkshire, England, manufactures retaining and snap rings as well as lockwashers for the automotive, heavy vehicle and industrial markets. The allocation of purchase price to the assets and liabilities of Ellison is preliminary pending final purchase price adjustments, if any, between the Company and the selling shareholders. As part of the acquisition plan, the Company closed its existing facility in Bingley, UK and consolidated that operation with the Ellison facility. In the quarter ended September 26, 1999, the Company recorded a $4.5 million charge for the consolidation. In the quarter ended March 31, 2000, the Company recorded an additional $0.1 million related to this plant consol-




30 TRANSTECHNOLOGY CORPORATION
idation. The total charge consists of $3.8 million principally related to the write-down of Anderton's assets to estimated realizable values and other costs directly related to the exit of the facility, and approximately $0.8 million for severance and related benefit payments to approximately 100 Anderton employees. At March 31, 2000, the Company had $0.3 million remaining in current liabilities related to these costs.

In addition, in the quarter ended March 31, 2000, $1.0 million was charged to cost of sales primarily due to excess overtime incurred to produce parts pending customer approval on first part production lots.

On June 29, 1998, the Company acquired all of the outstanding stock of Aerospace Rivet Manufacturers Corporation ("ARM") for $26.2 million in cash, including direct acquisition costs, and other contingent consideration. ARM, located in City of Industry, California, produces rivets and externally threaded fasteners for the aerospace industry.

On July 28, 1998, the Company acquired all of the outstanding stock of NORCO, Inc. ("NORCO") for $17.7 million in cash, including direct acquisition costs, and other contingent consideration. NORCO, located in Ridgefield, Connecticut, produces aircraft engine compartment hold open rods, actuators and other motion control devices for the aerospace industry.

On April 17, 1997, the Company acquired all of the outstanding stock of TCR Corporation ("TCR") for $32.6 million in cash including direct acquisition costs, and other contingent consideration. TCR, located in Minneapolis, Minnesota, produces cold forged and other externally threaded fasteners and related products for the automotive, heavy vehicle, marine and industrial markets.



DISCONTINUED OPERATIONS

During fiscal 1998 the Company recorded after tax costs of $0.9 million for the disposal of previously discontinued and sold operations. These costs represent adjustments to previous estimates related primarily to legal and environmental matters.

Included in Other Assets at March 31, 2000 and 1999, were assets held for sale related to discontinued operations of $5.2 million in both years.



LIQUIDITY AND CAPITAL RESOURCES

The Company's debt-to-capitalization ratio was 68%, 45%, and 35% as of March 31, 2000, 1999 and 1998, respectively. The higher debt ratios for 2000 and 1999 reflect the additional bank borrowings necessary for the Tinnerman and Ellison acquisitions in 2000, and the ARM and NORCO acquisitions in 1999. The current ratio at March 31, 2000, was 1.01, compared to 3.39, and 2.06 at March 31, 1999 and 1998, respectively. Working capital was $1.8 million at March 31, 2000, down $69.3 million from 1999 and down $49.2 million from 1998. The reduction in working capital in 2000 was caused primarily by the Bridge Loan payable of $75.0 million, all of which is classified as a current liability, reflecting its initial maturity date of August 31, 2000.

Effective August 31, 1999, the Company's revolving credit facility (the "Revolver") was amended and increased from $145.0 million to $200.0 million, and additional term debt (the "Term Loan") of $50.0 million and senior subordinated debt (the "Bridge Loan") of $75.0 million were obtained in order to provide the necessary funds for the Tinnerman acquisition. Credit was provided by the same group of lending banks plus several new lending banks. The Revolver and Term Loan have a maturity of five years. The Bridge Loan has an initial maturity of one year, after which time the Bridge Loan automatically converts to a term loan subject to, among other things, an early payment premium and the issuance of stock warrants. The stock warrants would provide for the lenders to obtain up to ten percent of the shares of the Company's stock after August 31, 2000. The Company intends to replace the Bridge Loan before August 31, 2000 with alternative long term subordinated debt under terms more favorable to the Company. The Bridge Loan contains a provision for exit fees of approximately $2.1 million which may be applied to certain refinancing fees.

An extraordinary charge for the refinancing of debt, net of tax, in the amount of $0.5 million was incurred for the year ended March 31, 2000, to reflect the write-off of the unamortized debt issue costs of the prior credit agreement.

The Company's credit agreements provide it with unused borrowing capacity for both domestic and international operations of $45.3 million as of March 31, 2000, and letters of credit of up to $4.9 million. The

                                                           2000 ANNUAL REPORT 31

Revolver, Bridge Loan and Term Loan are secured by all of the Company's assets. As of March 31, 2000, the Company had total borrowings of $275.9 million under the amended agreements which have a weighted average interest rate of 10.4%. The Company had $1.4 million of other borrowings consisting of collateralized borrowing arrangements with fixed interest rates of 3% and 3.75%, and loans on life insurance policies owned by the Company with a fixed interest rate of 5%.

Borrowings under the Revolver as of March 31, 2000, were $154.7 million. Interest on the Revolver is tied to the primary bank's prime rate, or at the Company's option, the London Interbank Offered Rate ("LIBOR"), plus a margin that varies depending upon the Company's achievement of certain operating results. As of March 31, 2000, $152.5 million of the Company's outstanding borrowings utilized LIBOR, of which $127.0 million were payable in U.S. Dollars and $7.1 million and $18.4 million were payable in Deutsche marks and Pounds sterling, respectively.

Borrowings under the Term Loan as of March 31, 2000, were $46.3 million of which $7.5 million is due within one year, $8.8 million is due in year two, $10.0 million is due in year three, $12.5 million is due in year four, and $7.5 million is due upon maturity in year five.

Borrowings under the Bridge Loan as of March 31, 2000, were $75.0 million, all of which is considered to be short term. Interest on the Bridge Loan is based on LIBOR plus a margin which is currently 9.5% and increases in quarterly increments subject to an overall maximum interest rate of 18%. The Bridge Loan matures on August 31, 2000, after which time, unless replaced, it converts automatically to senior subordinated term debt with additional provisions. The major additional provisions of the resulting term debt provide for a warrant escrow agreement that stipulates that the Company shall issue stock warrants to the debt holders for 731,197 shares of the Company's stock exercisable at par value (or $.01) per share, representing ten percent of the common equity of the Company on a fully diluted basis after giving effect to the warrants. Other provisions of the resulting term debt include various repayment premiums during the first seven years of the term, an overall maximum interest rate of 18% and the right of the holders of the Bridge Loan to require the Company to exchange this debt for a class of debt securities which the Company would be required to register for public distribution. The Company intends to replace the Bridge Loan prior to its maturity and, therefore, does not expect to be subject to the provisions of the term debt which would become effective after the Bridge Loan maturity date on August 31, 2000.

The credit agreements require the Company to maintain interest rate protection on a minimum of $125.0 million of its variable rate debt. The Company has accordingly provided for this protection by means of interest rate swap agreements which have fixed the rate of interest on $50.0 million of debt at a base rate of 5.48% through May 4, 2002, and $75.0 million of debt at a base rate of 6.58% through March 3, 2003. Under the agreement, the base interest rate is added to the applicable interest rate margin to determine the total interest rate in effect. The credit agreement also limits the Company's ability to pay dividends to 25% of net income and restricts annual capital expenditures to $12.0 million through 2001, $13.0 million in 2002, and $15.0 million thereafter, and contains other customary financial covenants.

The Company did not purchase any treasury stock in 2000 in contrast to 1999 during which the Company purchased 249,000 shares for $4.9 million. Treasury stock purchases are made in the open market or in negotiated transactions when opportunities are deemed to arise. Purchases of treasury stock are limited by the terms of the Company's credit agreement.

Management believes that the Company's anticipated cash flow from operations, combined with the bank credit agreement described above, will be sufficient to support working capital requirements, capital expenditures and dividend payments at their current or expected levels. Capital expenditures in 2000 were $10.0 million compared with $14.8 million in 1999 and $8.7 million in 1998, with capital expenditures for the Fastener Segment being much larger than those required by the Aerospace Products Segment. The Company expects capital expenditures in 2001 to be below the 2000 level.



MARKET RISK

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. The Company enters into off-balance-sheet forward foreign exchange instruments in order to hedge certain intercompany financing denominated in foreign currencies, accounts receivable denominated in foreign currencies, a percentage of projected sales denominated




32 TRANSTECHNOLOGY CORPORATION
in foreign currencies, and projected foreign currency intercompany purchases. Gains and losses on forward foreign exchange instruments that hedge specific third party transactions are included in the cost of carrying value of the underlying transaction. Gains and losses on instruments that are hedges of projected third party transactions are included in current period income.

The Company recognized $0.5 million of unrealized gains on forward exchange contracts in 2000.

At March 31, 2000, the Company had outstanding forward foreign exchange contracts to purchase and sell $29.8 million of various currencies (principally Deutsche marks and Pounds sterling). At March 31, 2000, if all forward contracts were closed out, the Company would receive approximately $1.5 million (the fair value of all outstanding contracts). A 10% fluctuation in the exchange rates for the currencies hedged would have an immaterial effect on fair values of these instruments.

The Company enters into interest rate swap agreements to manage a portion of its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the swap agreements are recorded as adjustments to interest expense. At March 31, 2000 the Company had outstanding interest rate swap agreements to convert $125 million of floating rate debt to fixed rate debt. The fair value of these swaps was approximately $2.4 million at March 31, 2000.



CONTINGENCIES

ENVIRONMENTAL MATTERS - During the fourth quarter of fiscal 2000 the Company presented an environmental cleanup plan for a portion of a site in Pennsylvania which continues to be owned although the related business has been sold. This plan was submitted pursuant to the Consent Order and Agreement with the Pennsylvania Department of Environmental Protection ("PaDEP") concluded in the fourth quarter of fiscal 1999. Pursuant to the Consent Order, the Company has paid $0.2 million for past costs, future oversight expenses and in full settlement of claims made by PaDEP related to the environmental remediation of the site with an additional $0.2 million to be paid in fiscal 2001, which amount has been provided for by the Company in its accrual for environmental liabilities. A second Consent Order is contemplated by December 1, 2000 for another portion of the site, and a third Consent Order for the remainder of the site is contemplated by October 1, 2002. The Company is also administering an agreed settlement with the Federal government under which the government pays 50% of the environmental response costs associated with a portion of the site. The Company is also in the process of finalizing the documentation of an agreed settlement under which the Federal government will pay 45% of the environmental response costs associated with another portion of the site. At March 31, 2000, the Company's cleanup reserve was $1.6 million based on the net present value of future expected cleanup costs. In 1999, the Company settled for a recovery of a portion of cleanup costs with its insurance carriers for approximately $5.1 million (net) which is included in Other income-net. The Company expects that remediation at the Pennsylvania site will not be completed for several years.

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

In addition, the Company has been named as a potentially responsible party in seven environmental proceedings pending in several other states in which it is alleged that the Company was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Company was an owner or operator. Such properties generally relate to businesses which have been sold or discontinued. It is not possible to estimate reliably the costs associated with any remedial work to be performed until studies at these sites have been completed, the scope of work defined, a method of remediation selected and approved by the relevant state authorities, and the costs allocated among the potentially responsible parties.

LITIGATION - The Company is also engaged in various other legal proceedings incidental to its business. It is the opinion of management that, after taking into consideration information furnished by its counsel, the above matters will have no material effect on the Company's consolidated financial position or the results of the Company's operations in future periods.




                                                           2000 ANNUAL REPORT 33

DIRECTORS

*  GIDEON ARGOV
   CHAIRMAN OF THE BOARD, PRESIDENT
   AND CHIEF EXECUTIVE OFFICER
   KOLLMORGEN CORPORATION

*+ WALTER BELLEVILLE
   CHAIRMAN OF THE BOARD
   ATI MACHINERY, INC.

-  MICHAEL J. BERTHELOT
   CHAIRMAN OF THE BOARD, PRESIDENT
   AND CHIEF EXECUTIVE OFFICER
   TRANSTECHNOLOGY CORPORATION

-+ THOMAS V. CHEMA
   PARTNER, ARTER & HADDEN, LLP
   PRESIDENT, GATEWAY CONSULTANTS GROUP, INC.

-  JOHN H. DALTON
   FORMER SECRETARY OF THE NAVY
   CHAIRMAN AND CHIEF EXECUTIVE OFFICER
   EPCAD SYSTEMS, LLC

-  MICHEL GLOUCHEVITCH
   PRIVATE EQUITY INVESTOR

*+ JAMES A. LAWRENCE
   EXECUTIVE VICE PRESIDENT
   AND CHIEF FINANCIAL OFFICER
   GENERAL MILLS, INC.

   WILLIAM J. RECKER
   CHAIRMAN OF THE BOARD
   GRETAG IMAGING HOLDING AG

----------

*  AUDIT COMMITTEE

-  NOMINATING COMMITTEE

+  INCENTIVES & COMPENSATION COMMITTEE


CORPORATE OFFICERS

MICHAEL J. BERTHELOT
CHAIRMAN OF THE BOARD, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

JOSEPH F. SPANIER
VICE PRESIDENT, CHIEF FINANCIAL OFFICER
AND TREASURER

GERALD C. HARVEY
VICE PRESIDENT, SECRETARY
AND GENERAL COUNSEL

ROBERT L. G. WHITE
PRESIDENT AEROSPACE PRODUCTS GROUP

ROBERT TUNNO
PRESIDENT INDUSTRIAL PRODUCTS GROUP

MONICA AGUIRRE
ASSISTANT TO THE CHAIRMAN
AND ASSISTANT SECRETARY



COUNSEL

HAHN LOESER & PARKS LLP
CLEVELAND, OHIO

AUDITORS

DELOITTE & TOUCHE LLP
PARSIPPANY, NEW JERSEY

TRANSFER AGENT
AND REGISTRAR

EQUISERVE
BOSTON EQUISERVE DIVISION
CANTON, MASSACHUSETTS




INVESTOR RELATIONS CONTACT
Michael J. Berthelot
Chairman of the Board, President
and Chief Executive Officer
TransTechnology Corporation
150 Allen Road
Liberty Corner, New Jersey 07938
908/903-1600
908/903-1616 Fax
www.transtechnology.com

ANNUAL MEETING

The annual shareholders' meeting will be held on Thursday, July 13, 2000 at the Somerset Hills Hotel, 200 Liberty Corner Road, Warren, New Jersey 07059

FORM 10-K AND ADDITIONAL INFORMATION

The Company, upon request to the Investor Relations department, will provide to any shareholder a copy of the Form 10-K required to be filed with the Securities and Exchange Commission and any other available information.




34 TRANSTECHNOLOGY CORPORATION                              Design: Simon Design

AEROSPACE PRODUCTS GROUP

ROBERT L. G. WHITE - PRESIDENT

      BREEZE-EASTERN
      Lifting and restraint products
      700 Liberty Avenue
      Union, NJ 07083-8198
      908/686-4000
      908/686-9292 Fax
      Robert L.G. White - President

      NORCO, INC.
      Hold open rods and mechanical systems
      139 Ethan Allen Highway
      Ridgefield, CT 06877-6294
      203/544-8301
      203/544-7121 Fax
      Surin M. Malhotra - President

INDUSTRIAL PRODUCTS GROUP

ROBERT TUNNO - PRESIDENT

    TRANSTECHNOLOGY ENGINEERED RINGS

    Retaining and snap rings, circlips, washers and shims

    Ulf Jemsby - President

      SEEGER-ORBIS GmbH
      Wiesbadener Strasse 243
      D-61462 Konigstein/Taunus
      Germany
      49/6174 2050
      49/6174 205 100 Fax
      Sven-Uwe Wolber - Vice President of Operations

      TRANSTECHNOLOGY (GB) LTD.
      'Hayfield', Colne Road
      Glusburn, Keighley
      West Yorkshire  BD16 2PL
      England
      44/1535 633 333
      44/1535 630 918 Fax
      Ulf Jemsby - Acting Vice President of Operations

        SALES OFFICES

        TRANSTECHNOLOGY ESPANA S. A.
        Barcelona, Spain
        34/934 743 020
        34/934 745 675 Fax

        TRANSTECHNOLOGY FRANCE
        Paris, France
        33/130 132 069
        33/130 131 710 Fax


      INDUSTRIAL RETAINING RING COMPANY (IRR)
      70 East Willow Street
      Millburn, NJ 07041-9998
      800/526-7055
      973/926-4699 Fax
      Peter Lowe - Vice President of Operations

        Irvington Plant, New Jersey
        973/926-5000
        973/926-4292 Fax

      TRANSTECHNOLOGY BRASIL LTDA.
      Av. Prestes Maia, 230
      Diadema, Sao Paulo
      Brasil  09930-270
      55/11 713 3133
      55/11 713 4412 Fax
      Edson Pardini - Vice President of Operations

    TRANSTECHNOLOGY ENGINEERED PRODUCTS

    Hose clamps, aerospace fasteners and cold headed parts

    Robert Tunno - Acting President

      BREEZE INDUSTRIAL PRODUCTS
      100 Aero-Seal Drive
      Saltsburg, PA 15681-9594
      724/639-3571
      724/639-3020 Fax
      Thomas G. Watson - General Manager

        SEEGER-ORBIS GmbH & CO. OHG.
        PEBRA PRODUCTS DIVISION
        Werk 4, Hauptstrasse 2/1
        78665 Frittlingen, Germany
        49/7426 949 15
        49/7426 949 224 Fax
        Bernd Hohn - Operations Manager

      AEROSPACE RIVET MANUFACTURERS CORPORATION
      17425 Railroad Street
      City of Industry, CA 91748-1026
      626/646-2150
      626/646-2166 Fax
      Michael Rott - General Manager

      TCR CORPORATION
      1600 67th Avenue North
      Minneapolis, MN 55430-1755
      612/560-2200
      612/561-0949 Fax
      John Funk - General Manager



    TRANSTECHNOLOGY ENGINEERED COMPONENTS

    Single and multi-thread assembly fasteners including push-nuts and u-nuts

    Stanley E. Erman - President

    1060 West 130th Street
    Brunswick, Ohio 44212-2316
    330/220-5361
    330/220-5785 Fax

      TRANSTECHNOLOGY ENGINEERED COMPONENTS LLC

      Mountainside Plant, New Jersey
      908/233-3300
      908/233-3310 Fax
      Dennis Mulrane -Vice President of Operations

      Brunswick Plant, Ohio
      330/220-5361
      330/220-5797 Fax
      Anderson L. Dobbins -Vice President of Operations

      Massillon Plant, Ohio
      330/832-1511
      330/830-7571 Fax
      Eric Claggett -Vice President of Operations

      TransTechnology Canada Corporation, Hamilton, Canada
      905/549-4661
      905/549-9960 Fax
      Michael Sheehy - Vice President of Operations

        SALES OFFICES

        SOUTHFIELD, MICHIGAN
        248/226-6900
        248/226-5950 Fax

        SURREY, ENGLAND
        44/134 484 6704
        44/134 484 6709 Fax



                                                              OPERATIONAL GROUPS



                                                           2000 ANNUAL REPORT 35

150 Allen Road
Liberty Corner, New Jersey 07938
Phone 908.903.1600
Fax 908.903.1616
www.transtechnology.com




[TRANSTECHNOLOGY CORPORATION LOGO]

engineered products for global partners(TM)