Form 10-K, Exhibit 13
period 2002-03-31
TRANSTECHNOLOGY CORP
filed 2002-06-27
CIK 99359

                                                                      Exhibit 13

              ARGENTINA
              AUSTRALIA
              AUSTRIA
              BAHRAIN
              BANGLADESH
              BELGIUM
              BRASIL
              BRUNEI
              CANADA
              CHILE
              CHINA
              COLOMBIA
              CYPRUS
              DENMARK
              DUBAI
              EGYPT
              ENGLAND                                  [TransTechnology
              ECUADOR                                       Corporation Logo]
              ESTONIA
              ETHIOPIA
              FAROE ISLANDS
              FIJI
              FINLAND
              FRANCE
              GERMANY
              GREAT BRITAIN
              GREECE
              GREENLAND
              HOLLAND
              HONG KONG
              ICELAND
              INDIA
              INDONESIA
              IRELAND


  g l o b a l   p a r t n e r s


                         ISRAEL
                          ITALY
                        JAMAICA
                          JAPAN
                         JORDAN
                         KUWAIT
                          KOREA
                      LITHUANIA
                     LUXEMBOURG
                       MALAYSIA
                         MEXICO
                    NETHERLANDS
                    NEW ZEALAND
                         NORWAY
                       PAKISTAN
                           PERU
                         POLAND
                       PORTUGAL
                          QATAR
       REPUBLIC OF SOUTH AFRICA
              REPUBLIC OF KOREA
                      SINGAPORE
                   SAUDI ARABIA
                       SCOTLAND
                       SLOVENIA
                   SOUTH AFRICA
                          SPAIN
                         SWEDEN
                    SWITZERLAND
                         TAIWAN
                       THAILAND
                        TUNISIA
                         TURKEY
           UNITED ARAB EMIRATES
                  UNITED STATES
                        URUGUAY

                                  ANNUAL REPORT FISCAL YEAR ENDED MARCH 31, 2002

                                             DILUTED INCOME PER SHARE FROM
                                                 CONTINUING OPERATIONS
                                                     (IN DOLLARS)

                                                      [BAR CHART]
                                                       98 = -0.01
                                                       99 =  0.66
                                                       00 =  0.40
                                                       01 = -0.98
         [TransTechnology                              02 =  0.12
             Corporation Logo]

                                                AFTER TAX INCOME FROM
                                                CONTINUING OPERATIONS
                                                   ($ IN MILLIONS)

                                                     [BAR CHART]
        2002 NET TOTAL SALES                          98 = -0.8
          BY MARKET TYPE                              99 =  4.2
            [PIE CHART]                               00 =  2.5
                                                      01 = -6.0
                                                      02 =  0.8

Industrial/Medical..............4%
Commercial Aircraft/Airline....18%
Military/Government............78%

                                                CAPITAL EXPENDITURES
                                                   ($ IN MILLIONS)

                                                     [BAR CHART]
                                                      98 = 0.8
                                                      99 = 1.1
                                                      00 = 0.4
           2002 NET SALES                             01 = 0.3
        DOMESTIC VS. EXPORT                           02 = 0.3
            [PIE CHART]

Domestic..................63%
Export....................37%

                                                      NET SALES
                                                   ($ IN MILLIONS)

                                                     [BAR CHART]
                                                      98 = 35.5
                                                      99 = 50.2
                                                      00 = 60.8
                                                      01 = 70.5
                                                      02 = 72.3

SELECTED FINANCIAL DATA

The following table provides selected financial data with respect to the consolidated statements of operations of the Company for the fiscal five years ended March 31, 2002, and the consolidated balance sheets of the Company at the end of each such year.


SELECTED FINANCIAL DATA                                                              YEARS ENDED MARCH 31,
(In thousands, except per share amounts)                   2002            2001               2000            1999            1998
Net sales                                             $  72,285       $  70,481          $  60,836       $  50,169       $  35,459
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes                                     1,633          (9,630)             4,010           7,026            (122)
Provision (benefit) for income taxes                        860          (3,584)             1,524           2,807             (47)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                    773          (6,046)             2,486           4,219             (75)
(Loss) income from discontinued operations              (72,554)        (66,924)             4,649          10,370          11,142
-----------------------------------------------------------------------------------------------------------------------------------
(Loss) income before extraordinary charge               (71,781)        (72,970)             7,135          14,589          11,067
Extraordinary charge for refinancing of debt                 --              --               (541)           (780)             --
-----------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                     $ (71,781)      $ (72,970)         $   6,594       $  13,809       $  11,067
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share:
    Basic:
      Income (loss) from continuing operations        $    0.13       $   (0.98)         $    0.40       $    0.67           (0.01)
      (Loss) income from discontinued operations         (11.74)         (10.85)              0.76            1.66            2.01
      Extraordinary charge for refinancing of debt           --              --              (0.09)          (0.12)             --
-----------------------------------------------------------------------------------------------------------------------------------
Net (loss) income per share                           $  (11.61)      $  (11.83)         $    1.07       $    2.21       $    2.00
-----------------------------------------------------------------------------------------------------------------------------------
    Diluted:
      Income (loss) from continuing operations        $    0.12       $   (0.98)         $    0.40       $    0.66       $   (0.01)
      (Loss) income from discontinued operations         (11.64)         (10.85)              0.76            1.64            2.01
      Extraordinary charge for refinancing of debt           --              --              (0.09)          (0.12)             --
-----------------------------------------------------------------------------------------------------------------------------------
Net (loss) income per share                           $  (11.52)      $  (11.83)         $    1.07       $    2.18       $    2.00
-----------------------------------------------------------------------------------------------------------------------------------
Dividends declared and paid per share                 $      --       $   0.195          $    0.26       $    0.26       $    0.26
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                          $ 142,142       $ 393,249          $ 482,752       $ 279,720       $ 236,073
Long-term debt                                        $ 107,564       $     658(a)       $ 194,759       $ 102,463       $  51,350
Stockholders' equity (deficit)                        $ (16,207)      $  51,875          $ 128,883       $ 123,710       $ 115,832
Book value per share                                  $   (2.62)      $    8.40          $   20.97       $   20.25       $   18.47
Shares outstanding at year-end                            6,191           6,172              6,145           6,108           6,272
-----------------------------------------------------------------------------------------------------------------------------------

(a)   Excluding callable debt of $271,307.


MARKET AND DIVIDEND DATA

                                                 MARKET PRICE
QUARTER ENDED                                HIGH            LOW       DIVIDENDS
--------------------------------------------------------------------------------
July 2, 2000                                14.69            8.44        .065
October 1, 2000                             11.37            6.12        .065
December 31, 2000                            7.31            2.87        .065
March 31, 2001                               6.75            3.75          --
--------------------------------------------------------------------------------
June 30, 2001                                9.02            5.00          --
September 29, 2001                          14.79            8.60          --
December 29, 2001                           13.50            9.60          --
March 31, 2002                              10.20            8.90          --
--------------------------------------------------------------------------------

                                                              2002 ANNUAL REPORT

FELLOW SHAREHOLDERS

[PHOTO OF MICHAEL J. BERTHELOT]

At the beginning of fiscal 2002, our Board of Directors adopted a plan of restructuring that would significantly alter our company. We determined that we would exit the specialty fasteners business and concentrate all of our resources into a smaller, less leveraged company that was involved solely in the design, manufacture, and servicing of aerospace equipment and components.

In a very difficult environment, we completed the sale of our Breeze and Pebra hose clamp businesses in July 2001; in December 2001, we sold our TransTechnology Engineered Components business; in February 2002 we sold our Seeger-Orbis retaining ring business; in April 2002, we sold our Aerospace Rivet Manufacturers Inc. subsidiary; and, in May 2002, we sold our TransTechnology Engineered Rings USA business. While we were divesting these businesses, the economy continued to weaken and, combined with the shocks to financial markets due to the events of September 11th, put further downward pressure on the valua-tions of our business units held for sale and on the buyers' ability to finance them. We persevered, and through May 2002, we have realized over $168 million of proceeds from these divestitures, all of which have been applied to reduce our outstanding debt to $107.6 million at the fiscal year end from $272.5 million one year earlier, cutting our senior debt by almost 85%. We remain committed to completing our restructuring program, which involves the sale of two more retaining ring businesses, our TCR cold heading business, and some surplus real estate. By the end of the first quarter of fiscal 2003, we expect to have a new senior credit facility in place, eliminating the forbearance agreements under which we have operated in fiscal 2002. At the end of July we will relocate our corporate staff, reduced from 24 people to just nine, into our Breeze-Eastern facility in Union, New Jersey.

Fiscal 2002 was a year of many successes. Our continuing operations, made up of Breeze-Eastern and Norco, each had record levels of new orders, sales, backlog, and operating profit during fiscal 2002. As a result of this strong showing, and significant reductions in corporate office expenses, our continuing operations returned to profitability in fiscal 2002, with income from continuing operations of $.8 million, or $.12 per diluted share. Our operating income, exclusive of non-recurring, non-operating gains and losses, was up 97% and EBITDA was up 46%. Our share price improved 68% during the fiscal year, and, in share price improvement, TT was the 25th best performing company on the NYSE for calendar year 2001. Several new programs were won in the weapons system, helicopter rescue hoist, cargo hook, and regional jet component industries. Because of this continuing string of new program wins, we believe that each of these units is poised for further growth in revenue and profitability in the future.

Our strategy for the short-term is simple. As a company now solely focused on aerospace products and components, we will focus on developing new products for new customers and existing customers. We will concentrate on lowering our costs through

TRANSTECHNOLOGY CORPORATION
productivity and efficiency improvements. We will work harder to develop our people and improve the depth of our management and front line team members. We will strive for more sales, lower costs, quicker cash flow cycles, and lower debt. Our target is to grow both sales and operating income at least ten percent in fiscal 2003.


Fiscal 2003 will be the year we work to strengthen our balance sheet and shareholder value.


As we enter the new fiscal year, we must now work on restructuring our balance sheet to provide the capital structure necessary to support our company with the resources it needs to move forward and to yield our shareholders an immediate and long-term increase in value. At the same time, we must be attentive to other opportunities that present themselves to enhance shareholder value. As fiscal 2002 was the year we worked to strengthen our operations, so fiscal 2003 will be the year we work to strengthen our balance sheet and shareholder value.

Fiscal 2002 brought much more attention to the importance of corporate governance. I am pleased to report that for the past ten years our company's Incentive and Compensation and Audit Committees have both been made up entirely of outside directors. Our Audit Committee, comprised of individuals with substantial experience in public and private company finance, is actively involved in the review of our financial affairs and meets quarterly with management, our internal audit staff, and, without management present, our outside auditors. Our Board of Directors has been, and remains, committed to the concepts of transparent financial reporting, openness, and independence in fact and perception. Our outside auditors do no strategic, information technology or other consulting for the company, limiting their work to our annual audit, quarterly reviews, the statutory audits required for our operations around the world, and advising us in the preparation of our income tax returns.

While our workforce is much smaller now than at the beginning of the year, the work-load really has grown rather than diminished. I would like to express my appreciation and gratitude to each member of the TransTechnology team for their professionalism and support, which have proven invaluable to our company this past year.

I would also like to thank our Board of Directors, which has remained deeply involved throughout the year. As we see three of our long-serving directors retire at this year's shareholders' meeting, I would like to especially thank James A. Lawrence and Walter H. Belleville for their ten years of counsel, and Michel Glouchevitch for his six years of service to our company. We wish them each well as they move on to another chapter of their lives.

Most importantly, I thank you, the shareholders, who have placed your trust, confidence, and resources in our hands. We appreciate your support and look forward to seeing TransTechnology continue as a provider of value to its owners.


Michael J. Berthelot


/s/ Michael J. Berthelot


Chairman, President
and Chief Executive Officer

                                                              2002 ANNUAL REPORT

[PHOTO OF HELICOPTER UTILIZING RESCUE HOIST]

U.S. Coast Guard HH-65 Dauphin, manufactured by Eurocopter, equipped with a Breeze-Eastern HS-10300 rescue hoist.

SINCE 1926, BREEZE-EASTERN HAS PROVIDED THE DEFENSE AND AEROSPACE MARKETS WITH SOPHISTICATED, HIGHLY ENGINEERED, PROPRIETARY SYSTEMS.



AEROSPACE PRODUCTS

BREEZE-EASTERN is the world's leading designer and manufacturer of sophisticated helicopter rescue hoists, cargo winches, and cargo hooks for the aerospace, defense and space markets. Breeze-Eastern is also an acknowledged leader in the design, development, and manufacture of weapons handling systems, motion controls actuation systems and materiel restraint systems for the aerospace and defense markets.

During fiscal year 2002, Breeze-Eastern was selected to design, develop and manufacture specialized applications for major rescue hoist, cargo winch, cargo hook, and weapons handling systems. Rescue hoists for the Eurocopter Super Puma, the Spanish Air Force CH-47, and for two Israeli Air Force upgrade programs are examples of new programs that have been achieved by the business. During the year Breeze-Eastern was also selected to provide the weapons loading hoist for Lockheed's High Mobility Artillery Rocket System (HIMARS) and the Line of Sight Anti-Tank (LOSAT) programs, demonstrating Breeze-Eastern's strength in the weapons handling defense market.

Since 1926, Breeze-Eastern has provided the defense and aerospace markets with sophisticated, highly engineered, proprietary systems. A unique relationship with prime contractors such as AugustaWestland, Alenia, Bell, Boeing, CASA, Eurocopter, Lockheed Martin, MD Helicopters and Sikorsky has provided Breeze-Eastern a continuous stream of opportunities over the years.

TRANSTECHNOLOGY CORPORATION

NORCO, INC. is the global leader in the design, manufacture, and support of aircraft engine nacelle hold-open rods. Specializing in high performance mechanical components and systems for the aerospace and defense markets, Norco is also a recognized leader in the design, manufacture and support of helicopter blade restraint systems, safety locks, and application specific mechanical systems. Norco's power transmission product line, Flennor, is one of the most highly regarded manufacturers of miniature rollnuts, rollnuts, ball and diamond reversers, and oscillators for the aerospace, defense, power transmission, paper and pulp, and medical diagnostic equipment industries.

During fiscal 2002, Norco won custom designed applications for major regional jet engine nacelle, military and medical diagnostic equipment programs. Hold open rods for the Canadair CRJ700/900, the Dornier 728, the Embraer 170, the Bombardier AS907, and the British Aerospace RJX AS977 are examples of new programs for regional jets, the fastest growing segment of the commercial airline industry. Specialized assemblies for the Virginia Class submarine, the Landing Platform Deck (LPD-17), and the Advanced Amphibious Assault Vehicle
(AAAV) illustrate Norco's strength in the defense and military markets. Newly designed precision motion control devices for Luminex, Packard Instrument and Dade Behring present an opportunity for expansion of Norco's engineering and manufacturing prowess into new markets.

Over the more than forty years it has been in business, Norco has forged special relationships with many of its largest customers, including airframe manufacturers such as AugustaWestland, Airbus, Boeing, Northrop Grumman, and Sikorsky. Norco also works closely with suppliers of aircraft engine nacelles and cowlings such as Goodrich Aerospace, GKN-Westland Aerospace, Aermacchi and Bombardier.


[PICTURE OF AIRCRAFT ENGINE]
Norco hold-open rods on Boeing 777 Engine Nacelle.

NORCO, INC. IS THE GLOBAL LEADER IN THE DESIGN, MANUFACTURE, AND SUPPORT OF AIRCRAFT ENGINE NACELLE HOLD-OPEN RODS.

                                                              2002 ANNUAL REPORT

INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors of TransTechnology Corporation:

We have audited the accompanying consolidated balance sheets of TransTechnology Corporation and subsidiaries as of March 31, 2002 and 2001, and the related statements of consolidated operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TransTechnology Corporation and subsidiaries at March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP



Parsippany, New Jersey
June 14, 2002

TRANSTECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

                                                                                                                 MARCH 31,
ASSETS                                                                                                 2002                  2001
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                                         $      97             $   2,337
  Accounts receivable (net of allowance for doubtful accounts of
     $391 and $30 in 2002 and 2001, respectively)                                                      11,654                13,015
  Inventories                                                                                          23,695                19,957
  Prepaid expenses and other current assets                                                             1,111                   891
  Income tax receivable                                                                                 7,600                 5,600
  Deferred income taxes                                                                                 1,538                 1,512
  Assets held for sale                                                                                 38,486               307,014
------------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                              84,181               350,326
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY:
  Land                                                                                                  2,879                 3,566
  Buildings                                                                                             5,438                 5,425
  Machinery and equipment                                                                               7,185                 7,077
  Furniture and fixtures                                                                                3,685                 3,619
  Leasehold improvements                                                                                  195                   196
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                             19,382                19,883
  Less accumulated depreciation and amortization                                                       11,572                10,581
------------------------------------------------------------------------------------------------------------------------------------
     Property - net                                                                                     7,810                 9,302
------------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
  Costs in excess of net assets of acquired businesses (net of accumulated
     amortization of $1,171 and $953 in 2002 and 2001, respectively)                                   10,584                10,805
  Deferred income taxes                                                                                29,266                11,360
  Other                                                                                                10,301                11,456
------------------------------------------------------------------------------------------------------------------------------------
     Total other assets                                                                                50,151                33,621
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                               $ 142,142             $ 393,249
====================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
------------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Callable long-term debt                                                                           $      --             $ 271,307
  Current portion of long-term debt                                                                        --                    88
  Accounts payable - trade                                                                              6,433                 5,858
  Accrued compensation                                                                                  2,989                 3,479
  Accrued income taxes                                                                                    449                 3,194
  Liabilities of discontinued businesses                                                               18,011                38,932
  Other current liabilities                                                                            14,539                 8,364
------------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                         42,421               331,222
------------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS                                                            107,564                   658
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                                   1,188                 5,298
------------------------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                                                             7,176                 4,196
------------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock - authorized, 300,000 shares; none issued
  Common stock - authorized, 14,700,000 shares of $.01 par value, issued,
     6,739,264 and 6,718,614 shares in 2002 and 2001, respectively                                         67                    67
  Additional paid-in capital                                                                           78,286                78,091
  Notes receivable from officers                                                                         (123)                 (191)
  Accumulated deficit                                                                                 (82,227)              (10,446)
  Accumulated other comprehensive (loss)                                                               (2,888)               (6,323)
  Unearned compensation                                                                                  (236)                 (253)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (7,121)               60,945
  Less treasury stock, at cost - 548,186 and 546,428 shares in 2002 and
     2001, respectively                                                                                (9,086)               (9,070)
------------------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity (deficit)                                                             (16,207)               51,875
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                               $ 142,142             $ 393,249
====================================================================================================================================


See notes to consolidated financial statements.


                                                                              7
                                                              2002 ANNUAL REPORT

STATEMENTS OF CONSOLIDATED OPERATIONS
(In thousands, except share data)

                                                                                             YEARS ENDED MARCH 31,
                                                                            2002                       2001                2000
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                $    72,285                $    70,481         $    60,836
Cost of sales                                                                 39,893                     40,554              35,743
------------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                             32,392                     29,927              25,093
General, administrative and selling expenses                                  20,030                     23,679              19,126
Interest expense                                                               8,055                      4,869               2,947
Interest income                                                                  (69)                       (95)               (339)
Other income - net                                                            (1,537)                       (61)               (651)
Forbearance fees                                                               2,651                         --                  --
Corporate office restructuring charge                                          1,629                     11,165                  --
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes                   1,633                     (9,630)              4,010
Provision (benefit) for income taxes                                             860                     (3,584)              1,524
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                         773                     (6,046)              2,486
Discontinued operations:
  Income from sale of businesses and income (loss) from
     operations of discontinued businesses (less applicable
     income taxes (benefits) of $8,012, ($7,268), and $2,849
     for 2002, 2001 and 2000 respectively.)                                   16,414                    (66,924)              4,649
  Loss on disposal of discontinued businesses including
     provision of $5,945 for operating losses during phase out
     periods (less applicable income tax (benefits) of ($42,497)             (88,968)                        --                  --
------------------------------------------------------------------------------------------------------------------------------------
(Loss) income before extraordinary charge                                    (71,781)                   (72,970)              7,135
Extraordinary charge for refinancing of debt (net of
  applicable tax benefits of $339 for 2000)                                       --                         --                (541)
------------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                                        $   (71,781)               $   (72,970)        $     6,594
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share:
  Basic:
     Income (Ioss) from continuing operations                            $      0.13                $     (0.98)        $      0.40
     (Loss) income from discontinued operations                               (11.74)                    (10.85)               0.76
     Extraordinary charge for refinancing of debt                                 --                         --               (0.09)
------------------------------------------------------------------------------------------------------------------------------------
Net (loss) income per share                                              $    (11.61)               $    (11.83)        $      1.07
------------------------------------------------------------------------------------------------------------------------------------
  Diluted:
     Income (loss) from continuing operations                            $      0.12                $     (0.98)        $      0.40
     (Loss) income from discontinued operations                               (11.64)               $    (10.85)        $      0.76
     Extraordinary charge for refinancing of debt                                 --                         --               (0.09)
------------------------------------------------------------------------------------------------------------------------------------
Net (loss) income per share                                              $    (11.52)               $    (11.83)        $      1.07
------------------------------------------------------------------------------------------------------------------------------------
Weighted - average basic shares outstanding                                6,181,000                  6,167,000           6,139,000
Weighted - average diluted shares outstanding                              6,233,000                  6,167,000           6,150,000


See notes to consolidated financial statements.

TRANSTECHNOLOGY CORPORATION

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In thousands)

                                                                              YEARS ENDED MARCH 31,
                                                                   ---------------------------------------
                                                                     2002           2001           2000
                                                                   ---------      ---------      ---------
Cash flows from operating activities:
  Net (loss) income                                                $ (71,781)     $ (72,970)     $   6,594
  Adjustments to reconcile (net loss) net income to net cash provided by operating activities:
     Net loss (income) from discontinued operations, including
       asset impairments                                              89,153         66,924         (6,035)
     Gain on sale of discontinued businesses, net of tax             (16,599)            --             --
     Depreciation and amortization                                     3,169          4,143          3,134
     Decrease in net assets of discontinued companies                 16,196         20,447         13,936
     Extraordinary charge for refinancing of debt                         --             --            541
     Gain on sale of marketable securities                                --            (13)            --
     Non-cash interest expense                                         2,528          1,484             --
     Provision for losses on accounts and notes receivable,
       and cost investments                                              366          9,286             82
     Gain on sale or disposal of fixed assets                         (1,352)             5             --
     Changes in assets and liabilities - excluding the effects
       of acquisitions and dispositions:
       Increase in accounts receivable and other receivables          (1,002)        (8,050)          (351)
       (Increase) decrease in inventories                             (3,738)            47           (747)
       Increase in deferred taxes, net                               (22,041)        (7,587)        (3,724)
       Increase in other assets                                         (897)          (616)          (338)
       Increase in accounts payable                                      575            623          1,099
       (Decrease) increase in accrued compensation                      (490)         1,348           (348)
       (Decrease) increase in income taxes payable                    (2,745)        (2,604)         5,372
       Increase in other liabilities                                   8,942          2,572            590
                                                                   ---------      ---------      ---------
Net cash provided by operating activities
  of continuing operations                                               284         15,039         19,805
                                                                   ---------      ---------      ---------
Cash flows from investing activities:
  Business acquisitions                                                   --             --       (187,086)
  Capital expenditures                                                  (264)          (289)          (449)
  Proceeds from sale of businesses                                   162,200             --             --
  Proceeds from sale of fixed assets                                   2,233              6             --
  Proceeds from sale of marketable securities                             --             56              3
  Decrease in notes and other receivables                                 75            196            144
                                                                   ---------      ---------      ---------
Net cash provided by (used in) investing activities                  164,244            (31)      (187,388)
                                                                   ---------      ---------      ---------
Cash flows from financing activities:
  Payments on long-term debt                                         (38,750)       (82,500)        (3,750)
  Proceeds from long-term debt borrowings and bridge loan                 --         75,000        125,000
  Repayments on proceeds from other debt, net                       (128,280)         4,071         55,987
  Effect of exchange rates on debt                                       183         (2,611)        (2,408)
  Debt issue costs                                                        --         (6,276)        (5,679)
  Exercise of stock options and other                                     79             --            310
  Dividends paid                                                          --         (1,198)        (1,593)
                                                                   ---------      ---------      ---------
Net cash (used in) provided by financing activities
  of continuing operations                                          (166,768)       (13,514)       167,867
                                                                   ---------      ---------      ---------
(Decrease) increase in cash and cash equivalents                      (2,240)         1,494            284
Cash and cash equivalents at beginning of year                         2,337            843            559
                                                                   ---------      ---------      ---------
Cash and cash equivalents at end of year                           $      97      $   2,337      $     843
                                                                   ---------      ---------      ---------
Supplemental information:
  Interest payments                                                $  24,573      $  29,475      $  17,959
  Income tax payments                                              $     919      $   2,658      $   2,218
  Increase in senior subordinated note for paid-in-kind
     interest expense                                              $   2,316      $   1,332      $      --
  Warrants issued                                                  $      --      $     214      $      --
                                                                   ---------      ---------      ---------

See notes to consolidated financial statements

                                                              2002 ANNUAL REPORT

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share data)


          YEARS ENDED                        COMMON STOCK                TREASURY STOCK
        MARCH 31, 2002,                 -----------------------      -----------------------
         2001 AND 2000                    SHARES        AMOUNT        SHARES         AMOUNT
        --------------                  ---------     ---------      --------      ---------
BALANCE, MARCH 31, 1999                 6,653,855     $      67      (546,213)     $  (9,064)
Net income                                     --            --            --             --
   Other comprehensive income:
     Currency translation
       adjustment (net of taxes
       of $80)                                 --            --            --             --
     Unrealized investment
       holding losses (net of
       taxes of $3)                            --            --            --             --
   Cash dividends ($.26 per share)             --            --            --             --
   Issuance of stock under
     stock option plan                     29,200            --            --             --
   Issuance of stock under
     bonus plan                             8,177            --          (181)            (5)
                                        ---------     ---------      --------      ---------
BALANCE, MARCH 31, 2000                 6,691,232            67      (546,394)        (9,069)

   Net loss                                    --            --            --             --
   Other comprehensive loss:
     Minimum pension liability
       adjustment (net of taxes
       of $685)                                --            --            --             --
     Currency translation
       adjustment (net of taxes
       of $1,093)                              --            --            --             --
     Unrealized investment
       holding loss                            --            --            --             --
     Less: reclassification
       adjustment for gains
       included in net loss                    --            --            --             --
   Cash dividends ($.195 per share)            --            --            --             --
   Issuance of warrants under
     mezzanine debt                            --            --            --             --
   Issuance of stock under
     stock option plan/other               15,000            --            --             --
   Issuance of stock under
     bonus plan                            12,382            --           (34)            (1)
                                        ---------     ---------      --------      ---------
BALANCE, MARCH 31, 2001                 6,718,614            67      (546,428)        (9,070)

   Net loss                                    --            --            --             --
   Other comprehensive loss:
     Reclassification adjustment
       for minimum pension
       liability from sale of
       business                                --            --            --             --
     Currency translation
       adjustment (net of taxes
       of $349)                                --            --            --             --
     Less: reclassification
       adjustment for sale of
       foreign subsidiaries                    --            --            --             --
   Issuance of stock under
     stock option plan/other               10,356            --            --             --
   Issuance of stock under
     bonus plan                            10,294            --        (1,758)           (16)
                                        ---------     ---------      --------      ---------
BALANCE, MARCH 31, 2002                 6,739,264     $      67      (548,186)     $  (9,086)
                                        =========     =========      ========      =========

                                                      RETAINED         NOTES      ACCUMULATED
          YEARS ENDED                   ADDITIONAL    EARNINGS       RECEIVABLE      OTHER                         TOTAL
        MARCH 31, 2002,                  PAID-IN     (ACCUMULATED      FROM       COMPREHENSIVE   UNEARNED     COMPREHENSIVE
         2001 AND 2000                   CAPITAL       DEFICIT)       OFFICERS    INCOME (LOSS)  COMPENSATION   INCOME (LOSS)
        --------------                  ---------    -----------    -----------   -------------  ------------   -------------
BALANCE, MARCH 31, 1999                 $  77,246     $  58,721             --      $  (3,021)     $    (239)
Net income                                     --         6,594             --             --             --      $   6,594
   Other comprehensive income:
     Currency translation
       adjustment (net of taxes
       of $80)                                 --            --             --           (131)            --           (131)
     Unrealized investment
       holding losses (net of
       taxes of $3)                            --            --             --             (5)            --             (5)
   Cash dividends ($.26 per share)             --        (1,593)            --             --             --             --
   Issuance of stock under
     stock option plan                        189            --             --             --             --             --
   Issuance of stock under
     bonus plan                               152            --             --             --            (28)            --
                                        ---------     ---------      ---------      ---------      ---------      ---------
BALANCE, MARCH 31, 2000                    77,587        63,722             --         (3,157)          (267)     $   6,458
                                                                                                                  =========
   Net loss                                    --       (72,970)            --             --             --      $ (72,970)
   Other comprehensive loss:
     Minimum pension liability
       adjustment (net of taxes
       of $685)                                --            --             --         (1,141)            --         (1,141)
     Currency translation
       adjustment (net of taxes
       of $1,093)                              --            --             --         (2,029)            --         (2,029)
     Unrealized investment
       holding loss                            --            --             --             (6)            --             (6)
     Less: reclassification
       adjustment for gains
       included in net loss                    --            --             --             10             --             10
   Cash dividends ($.195 per share)            --        (1,198)            --             --             --             --
   Issuance of warrants under
     mezzanine debt                           214            --             --             --             --             --
   Issuance of stock under
     stock option plan/other                  171            --           (191)            --             --             --
   Issuance of stock under
     bonus plan                               119            --             --             --             14             --
                                        ---------     ---------      ---------      ---------      ---------      ---------
BALANCE, MARCH 31, 2001                    78,091       (10,446)          (191)        (6,323)          (253)     $ (76,136)
                                                                                                                  =========
   Net loss                                    --       (71,781)            --             --             --      $ (71,781)
   Other comprehensive loss:
     Reclassification adjustment
       for minimum pension
       liability from sale of
       business                                --            --             --          1,141             --          1,141
     Currency translation
       adjustment (net of taxes
       of $349)                                --            --             --           (647)            --           (647)
     Less: reclassification
       adjustment for sale of
       foreign subsidiaries                    --            --             --          2,941             --          2,941
   Issuance of stock under
     stock option plan/other                   92            --             68             --             --             --
   Issuance of stock under
     bonus plan                               103            --             --             --             17             --
                                        ---------     ---------      ---------      ---------      ---------      ---------
BALANCE, MARCH 31, 2002                 $  78,286     $ (82,227)     $    (123)     $  (2,888)     $    (236)     $ (68,346)
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

As a result of a restructuring program adopted by the Company during 2002, the Company has classified all of the business units that made up its Specialty Fastener segment in prior years and its Aerospace Rivet Manufacturers business, which had been included in its Aerospace Products segment for the first three quarters of 2002, as discontinued operations. All references related to ongoing operations, or the Company, refer only to continuing operations, which consist of the Breeze-Eastern division and the Norco Inc. subsidiary.

The Company develops, manufactures, sells and services a complete line of sophisticated lifting and restraining products, principally performance critical helicopter rescue hoist and cargo hook systems, winches and hoists for aircraft and weapons systems and aircraft engine compartment hold open rods, actuators and other motion control devices. The Company has two manufacturing facilities in the United States.

USE OF ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Estimates used for asset impairment are based upon future cash flow projections or, in the case of assets to be sold, appraisals and fair market value estimates obtained from investment bankers.

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, which include assets held for sale and liabilities of discontinued businesses. Intercompany balances and transactions are eliminated in consolidation.

REVENUE RECOGNITION - Revenue is recognized at the later of 1) when products are shipped to customers, or 2) when title passes to customers.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity at date of acquisition of three months or less to be cash equivalents.

INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Cost includes material, labor and manufacturing overhead costs.

PROPERTY AND RELATED DEPRECIATION AND AMORTIZATION - Property is recorded at cost. Provisions for depreciation are made on a straight-line basis over the estimated useful lives of depreciable assets ranging from three to thirty years. The Company reviews property and equipment and assets held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Depreciation expense for the years ended March 31, 2002, 2001 and 2000 was $1.1 million, $1.2 million and $1.1 million, respectively.

COSTS IN EXCESS OF NET ASSETS OF ACQUIRED BUSINESSES - The difference between the purchase price and the fair value of the net assets of acquired businesses is included in the accompanying Consolidated Balance Sheets under the caption "Costs in excess of net assets of acquired businesses" and is being amortized over 40 years. The Company periodically reviews the recoverability of such assets to ensure that the carrying value of such goodwill has not been impaired.

EARNINGS PER SHARE ("EPS") - The computation of basic earnings per share is based on the weighted-average number of common shares outstanding. The computation of diluted earnings per share assumes the foregoing and, in addition, the exercise of all dilutive stock options using the treasury stock method.

The components of the denominator for basic earnings per common share and diluted earnings per common share are reconciled as follows:

                                         2002          2001          2000
                                       ---------     ---------     ---------
Basic earnings per common share:
     Weighted-average common
       shares outstanding              6,181,000     6,167,000     6,139,000
                                       =========     =========     =========
Diluted earnings per common share:
     Weighted-average common
       shares outstanding              6,181,000     6,167,000     6,139,000
     Stock options                        52,000            --        11,000
                                       ---------     ---------     ---------
Denominator for diluted
  earnings per common share            6,233,000     6,167,000     6,150,000
                                       =========     =========     =========

Options to purchase 450,183 shares of common stock at prices between $8.84 and $27.88 were outstanding during 2002 but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares. Similarly, during 2001, options to purchase 505,971 shares of common stock at prices between $8.84 and $27.88 were outstanding but were not included in the computation of diluted EPS. During 2000, options to purchase 288,759 shares of common stock at prices between

                                                              2002 ANNUAL REPORT

$15.13 and $30.13 were outstanding but were not included in the computation of diluted EPS.

RESEARCH, DEVELOPMENT AND ENGINEERING COSTS - Research and development costs and engineering costs, which are charged to expense when incurred, amounted to $2.4 million, $2.4 million and $1.8 million in 2002, 2001 and 2000, respectively. Included in these amounts were expenditures of $1.2 million, $1.2 million and $1.3 million in 2002, 2001 and 2000, respectively, which represent costs related to research and development activities.

FOREIGN CURRENCY TRANSLATION - The assets and liabilities of the Company's international operations have been translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated as a separate component of Accumulated other comprehensive loss. Income and expense items are converted into U.S. dollars at average rates of exchange prevailing during the year. Cumulative translation adjustments related to companies which have been sold have been reflected in the operating results from discontinued operations.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company periodically assesses recoverability of deferred tax assets and provisions for valuation allowances are made as required.

INVESTMENTS - In 2001, the Company wrote off its investment in an investee in the amount of $3.2 million, together with a note receivable in the amount of $3.7 million, as a result of a foreclosure on the investee's outstanding loans by its senior lenders.

FINANCIAL INSTRUMENTS - The Company does not hold or issue financial instruments for trading purposes. The estimated liability relating to interest rate swap agreements has been accrued during 2002. See Note 9 for further discussion.

NEW ACCOUNTING STANDARDS - In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, "Accounting for Certain Derivative Financial Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133". This statement amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and for certain hedging activities. The Company adopted SFAS 133 and SFAS 138 on April 1, 2001. The effect of the adoption of these pronouncements was a charge of approximately $3.6 million ($2.0 million after tax) to other comprehensive income attributable to the net liability to be recorded which was subsequently included as a component of loss on disposal of discontinued businesses.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead will be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement, which apply to good-will and intangible assets acquired prior to June 30, 2001, will be adopted by the Company on April 1, 2002. The Company expects the adoption of these accounting standards will have the impact of reducing amortization of goodwill and intangibles commencing April 1, 2002; however, impairment reviews may result in future periodic write-downs. Goodwill amortization for the years ended March 31, 2002, 2001 and 2000 was $0.2 million in each of the three years.

In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations", which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the associated asset retirement to be capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for years beginning after June 15, 2002. In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which requires all long-lived assets classified as held for sale to be valued at the lower of their carrying amount or fair value less cost to sell and which broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for years beginning after December 15, 2001. The Company is currently evaluating the effect, if any, that the adoption of SFAS 143 will have on the Company's consolidated financial position, results of operations and cash flows. The Company has adopted SFAS 144 in connection with the sale of Aerospace Rivet Manufacturers Corporation, which has been recorded as part of discontinued operations in the accompanying financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company, in the event that circumstances arise that indicate that its long-lived assets may be impaired, performs evaluations of asset impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The assets' carrying values are compared to the estimated future undiscounted cash flows of the assets, or expected sale proceeds for assets anticipated to be sold, to determine if a write-down is required. The Company reported an impairment of long-lived assets in 2001, as discussed in Note 2.

SEGMENT INFORMATION - The Company operates in only one business segment, the design, manufacture and sale of equipment for use in the aerospace industry.

TRANSTECHNOLOGY CORPORATION

2. DISCONTINUED OPERATIONS AND RESTRUCTURING

On January 19, 2001, the Company announced its intention to restructure and divest its cold-headed products (TCR), retaining ring (Seeger-Orbis, TransTechnology (GB), TT Brasil, and TransTechnology Engineered Rings USA), hose clamp (Breeze Industrial and Pebra) and aerospace rivet (Aerospace Rivet Manufacturers Corp.) operations. In addition, on April 12, 2001, the Company announced that it would divest TransTechnology Engineered Components (TTEC), a manufacturer of spring steel engineered fasteners and headlight adjusters. For business segment reporting purposes, these above-mentioned business units, excluding ARM for 2002, have previously been classified as the "Specialty Fasteners Segment." The Company has reclassified these business units as discontinued operations for all periods presented.

A portion of the Company's interest expense has been allocated to discontinued operations based upon the net asset balances attributable to those operations. Interest expense allocated to discontinued operations was $17.0 million, $29.6 million and $17.0 million, in 2002, 2001 and 2000, respectively. Income taxes have been allocated to discontinued operations based on the estimated tax attributes of the income and assets of the underlying discontinued businesses.

On July 10, 2001, the Company sold its Breeze Industrial and Pebra hose clamp businesses to Industrial Growth Partners and members of Breeze Industrial's management for $46.2 million, which was paid in cash. In a related transaction, the Company sold the real estate occupied by Breeze Industrial to a quasi-governmental organization for $2.0 million. Proceeds from the sales were used to repay borrowings outstanding under the Credit Facility.

On December 5, 2001, the Company sold its TransTechnology Engineered Components ("TTEC") businesses to a company formed by affiliates of Kohlberg & Company, L.L.C. for $98.5 million, of which $96.0 million was cash and the balance the assumption of certain liabilities related to the purchased businesses. The cash proceeds of the sale were used to repay borrowings outstanding under the Credit Facility. In the fiscal quarter ended September 30, 2001, as part of its restructuring program, the Company reported a pre-tax asset impairment charge for TTEC in the amount of $85.8 million to reduce the carrying value of these businesses to estimated fair market value. This non-cash charge was specifically related to the write-down of goodwill. The sale proceeds of TTEC approximated its adjusted carrying value.

On February 21, 2002, the Company sold its Seeger-Orbis retaining ring business in Germany to Barnes Group Inc. for $20.0 million cash. The net proceeds of the sale were used to repay borrowings outstanding under the Credit Facility. The balance sheet of the Company contains a non-current asset and a non-current liability in the amount of $3.1 million relating to the pension plan of Seeger-Orbis. These amounts represent the legal liability of the Company under German law and the indemnification received from the buyer of the business for that liability.

On April 16, 2002, the Company sold its Aerospace Rivet Manufacturers Corporation subsidiary to Allfast Fastening Systems, Inc. for $3.2 million cash. The net proceeds of the sale were used to repay borrowings outstanding under the Credit Facility.

On May 30, 2002, the Company completed the sale of substantially all of the net assets of its U.S. retaining ring business for $2.9 million of cash, a promissory note of $0.8 million and warrants for 5% of the equity of the purchaser.

Net sales and losses from the discontinued operations were as follows (in thousands):

                                2002           2001           2000
                              ---------      ---------      ---------
Net sales                     $ 161,389      $ 257,590      $ 238,416
                              ---------      ---------      ---------
Loss on disposal of
  discontinued businesses
  including provision for
  operating losses during
  phase out period            $(131,465)     $      --      $      --
Income from sale of
  businesses and income
  (loss) from operations
  of discontinued
  businesses prior to
  phase out period               24,426        (74,192)         7,498
Income tax (benefit)
  provision                     (34,485)        (7,268)         2,849
                              ---------      ---------      ---------
Net (loss) income from
  discontinued operations     $ (72,554)     $ (66,924)     $   4,649
                              =========      =========      =========

The 2002 loss was comprised of $110.3 million of impairment charges related to reducing the carrying values of the discontinued businesses to their estimated net realizable values; $3.7 million of actual operating income of the discontinued businesses through their expected divestiture dates; $17.0 million of allocated interest expense; $8.4 million from the write-off of capitalized loan fees and the mark to market of interest rate swaps required under the terms of the Company's credit agreements; $24.7 million of gains recognized on the sale of certain business units; and, $0.2 million of other income or credits associated with the discontinued operations. These gains and losses, which aggregated $107.1 million, were reduced by a tax benefit of $34.5 million. The fiscal 2001 loss from discontinued operations consisted of $67.9 million of impairment charges; $23.2 million of operating income of the discontinued businesses; and $29.6 million of allocated interest expense. These fiscal 2001 losses, which aggregated $74.2 million, were reduced by a tax benefit of $7.3 million. The fiscal 2000 income from discontinued operations included $24.5 million of operating income from the discontinued businesses and $17.0 million of allocated interest expense, the net of which was reduced by an income tax provision of $2.8 million.

                                                              2002 ANNUAL REPORT

Assets and liabilities of the discontinued businesses were as follows (in thousands):

                                    2002         2001
                                  --------     --------
Current assets                    $ 23,458     $ 87,533
Property, plant and equipment        6,904       71,952
Other assets                         8,124      147,529
                                  --------     --------
Assets held for sale              $ 38,486     $307,014
                                  ========     ========
Current liabilities               $ 16,752     $ 29,396
Long-term liabilities                1,259        9,536
                                  --------     --------
Liabilities of
  discontinued businesses         $ 18,011     $ 38,932
                                  ========     ========

3. INVENTORIES

Inventories at March 31, consisted of the following (in thousands):

                                      2002        2001
                                     -------     -------
Finished goods                       $   209     $     5
Work in process                        5,034       6,155
Purchased and manufactured parts      18,452      13,797
                                     -------     -------
Total                                $23,695     $19,957
                                     =======     =======

4. OTHER CURRENT LIABILITIES

Other current liabilities at March 31, consisted of the following (in thousands):

                                    2002        2001
                                  -------     -------
Interest rate swap obligation     $ 3,827     $    90
Accrued interest                    2,606       3,293
Other                               8,106       4,981
                                  -------     -------
Total                             $14,539     $ 8,364
                                  =======     =======

5. INCOME TAXES

The components of total income (loss) from operations (including continuing and discontinued operations and extraordinary items) before income taxes were (in thousands):

               2002            2001          2000
             ---------      ---------      ---------
Domestic     $ (86,453)     $ (51,288)     $  16,008
Foreign        (18,952)       (32,534)        (5,378)
             ---------      ---------      ---------
Total        $(105,405)     $  83,822      $  10,630
             =========      =========      =========

The (benefit) provision for income taxes is summarized below (in thousands):

                             2002          2001         2000
                           --------      --------     ---------
Currently (receivable)
  payable:
    Federal                $ (9,372)     $ (5,600)    $   3,285
    Foreign                      46           105         1,318
    State                       400           452           419
                           --------      --------     ---------
                             (8,926)       (5,043)        5,022
                           --------      --------     ---------
Deferred                    (29,556)      (15,455)         (988)
Valuation allowance           4,857         9,646            --
                           --------      --------     ---------
                            (24,699)       (5,809)         (988)
                           --------      --------     ---------
Total                      $(33,625)     $(10,852)    $   4,034
                           ========      ========     =========

The provision (benefit) for income taxes is allocated between continuing and discontinued operations and extraordinary items as summarized below (in thousands):

                    2002          2001          2000
                  --------      --------      --------
Continuing        $    860      $ (3,584)     $  1,524
Extraordinary           --            --          (339)
Discontinued       (34,485)       (7,268)        2,849
                  --------      --------      --------
Total             $(33,625)     $(10,852)     $  4,034
                  ========      ========      ========

The consolidated effective tax rates for continuing operations differ from the federal statutory rates as follows:

                                    2002      2001       2000
                                    ----      -----      ----
Statutory federal rate              35.0%     (35.0%)    35.0%
State income taxes after
  federal income tax                15.9       (4.6)      3.1
Earnings of the foreign
  sales corporation                   --         --     (14.5)
Amortization of purchase
  price of businesses not
  deductible for tax purposes        0.9        1.8      10.0
AMT credit                            --       (0.5)       --
Other                                0.6        1.1      (4.4)
                                    ----      -----      ----
Consolidated effective tax rate     52.4%     (37.2%)    38.0%
                                    ====      =====      ====

The following is an analysis of accumulated deferred income taxes (in thousands):

                                           2002          2001
                                         --------      --------
Assets:
  Current:
     Bad debts                           $    243      $    408
     Employee benefit accruals                638           884
     Inventory                              1,111           680
     Net operating loss carryforward           --           100
     Other                                   (454)         (560)
                                         --------      --------
         Total current                      1,538         1,512
                                         --------      --------
  Noncurrent:
     Employee benefit accruals               (795)          754
     Environmental                          1,329           389
     Accrued liabilities                    1,836           984
     AMT credit                                --           453
     Net operating loss carryforward       43,101        16,818
     Other                                 (1,702)        1,608
     Valuation allowance                  (14,503)       (9,646)
                                         --------      --------
       Total noncurrent                    29,266        11,360
                                         --------      --------
Total assets                             $ 30,804      $ 12,872
                                         ========      ========
Liabilities:
     Property                            $  1,188      $  5,298
                                         ========      ========
Total liabilities                        $  1,188      $  5,298
                                         ========      ========

The cumulative amount of undistributed earnings of international subsidiaries for which U.S. income taxes have not been provided was approximately $2.2 million at March 31, 2002. It is not practical to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

The valuation allowance required under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income

TRANSTECHNOLOGY CORPORATION

Taxes," has been established for deferred income tax benefits related to certain foreign subsidiary loss carryforwards that may not be realized.

The Company has federal, state and foreign net operating loss carryforwards of $53.8 million, $75.0 million and $40.0 million, respectively, which will be available to offset taxable income during the carryforward period. The tax benefits of these items are reflected in the above analysis of deferred tax assets and liabilities. If not used, some of these carryforwards begin to expire in 2004 through 2022.

6. LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS

Long-term debt payable to banks and others, including current maturities, at March 31 consisted of the following (in thousands):

                                                           2002         2001
                                                         --------     --------
Credit agreement - 7.25%                                 $ 17,000     $     --
Credit agreement - 8.0%                                     9,562           --
Credit agreement - 25.0%                                    2,500           --
Credit agreement - 10.5%                                       --        2,900
Credit agreement - 9.95%                                       --      153,368
Term loan - 9.06%                                              --       38,750
Senior Subordinated Notes - 16%                            78,648       76,332
Other                                                          --          892
                                                         --------     --------
                                                          107,710      272,242
Less current maturities and
  amounts callable by lenders                                  --      271,395
Less unamortized discount                                     146          189
                                                         --------     --------
Total long-term debt                                     $107,564     $    658
                                                         ========     ========

CREDIT FACILITIES - Effective December 31, 2000, the Company was not able to meet certain financial ratio requirements of the senior credit facility (the "Credit Facility") as amended. Pursuant to discussions with the senior debt lenders (the "Lenders"), the Company and the Lenders agreed to an amendment to the Credit Facility to include a forbearance agreement as well as certain other fees and conditions, including the suspension of dividend payments. During the forbearance period the Lenders agreed not to exercise certain of their rights and remedies under the Credit Facility. The Company, accordingly, classified its bank debt as "current" at March 31, 2001, to reflect the fact that the forbearance period was less than one year. The term of the forbearance period, initially scheduled to expire on January 31, 2001, was subsequently extended by an additional amendment to March 29, 2001. This additional amendment also reduced the Revolver from $200 million to $175 million with an additional sub-limit on usage at $162 million. Prior to the March 29, 2001 expiration date, the Lenders agreed to extend the termination date until June 27, 2001, provided that certain performance and debt reduction requirements occurred in which case the forbearance termination date could be further extended under similar terms and conditions until September 27, 2001. The debt reduction requirements of the forbearance agreement stipulated that $50 million was to be repaid prior to June 27, 2001, which was deemed satisfied by the Lenders, because of the impending sale of the Company's Breeze Industrial and Pebra divisions in July 2001. Effective as of September 27, 2001, a further extension to the forbearance termination date was granted until December 21, 2001, provided that certain performance conditions were met and certain fees and increased interest charges were paid.

Effective December 5, 2001, the Company sold its Engineered Components division for $98.5 million including cash of $93.1 million, which was used to retire senior debt. An additional $2.9 million in cash was received on January 17, 2002. In anticipation of this debt reduction, a further extension to the forbearance termination date was granted effective December 4, 2001 until March 27, 2002 provided certain conditions were met. This forbearance agreement extension retained a provision that $2.5 million of the outstanding revolver bears an interest rate of 25% per annum. This amount relates to the subordinated debt interest payment made on its scheduled due date of October 1, 2001. Under the forbearance agreement, the $2.5 million will be the last piece of the revolver paid. This agreement was further amended on January 31, 2002, to modify certain provisions with respect to borrowing limits and on March 27, 2002, was extended until April 4, 2002. On April 3, 2002, a further extension to the forbearance termination date was granted until September 25, 2002, provided certain conditions are met. The current forbearance agreement retains a provision that an additional $2.5 million of the outstanding revolver bears an interest rate of 25% per annum. This amount relates to the subordinated debt interest payment made on April 4, 2002. This current forbearance agreement also requires the achievement of minimum levels of EBITDA (earnings before interest, taxes, depreciation and amortization), adherence to borrowing limits as adjusted based on anticipated debt reduction, restrictions on the level of spending for capital expenditures as well as an agreement with the subordinated debt holders to refinance the obligation to the senior debt holders. Other terms of the forbearance agreement include certain fees, reporting and consulting requirements.

The Company has taken action to reduce its debt by selling its Breeze-Industrial, Pebra, Engineered Components, Seeger-Orbis and Aerospace Rivet Manufacturers business as well as taking action to arrange for the sale of the other businesses in its discontinued Specialty Fastener Segment so as to be in an improved financial position to negotiate further amendments or borrowing alternatives. The Company has made all of its scheduled interest and principal payments on a timely basis.
                                                                              15

                                                              2002 ANNUAL REPORT

The Company has unused borrowing capacity for both domestic and international operations of $7.2 million as of March 31, 2002, including letters of credit. The Credit Facility is secured by all of the Company's assets. As of March 31, 2002, the Company had total borrowings of $107.6 million, which have a current weighted-average interest rate of 14.1% excluding the impact of interest rate swaps. The impact of interest rate swaps as further discussed below was provided for as a charge to discontinued operations in the three month period ended September 30, 2001. The interest rate swap contracts provide for a fixed rate of interest on $125 million notional amount of debt, which currently exceeds the Company's outstanding variable rate based debt by approximately $96 million.

Borrowings under the Credit Facility as of March 31, 2002, were $29.1 million. Interest on the Revolver is tied to the primary bank's prime rate, or at the Company's option, the London Interbank Offered Rate ("LIBOR"), plus a margin that varies depending upon the Company's achievement of certain operating results. As of March 31, 2002, $9.6 million of the Company's outstanding borrowings utilized LIBOR, all of which were payable in Pounds sterling. The remainder of the Company's outstanding borrowings under the Credit Facility utilized the prime rate.

Effective July 10, 2001, the Term Loan of $38.8 million was repaid in full from the proceeds of the sale of Breeze Industrial and Pebra.

The Credit Facility requires the Company to maintain interest rate protection on a minimum of 50% of its variable rate debt. The Company has, accordingly, provided for this protection by means of interest rate swap agreements which have fixed the rate of interest on $50.0 million of debt at a base rate of 5.48% through May 4, 2002, and $75.0 million of debt at a base rate of 6.58% through March 3, 2003. Due to a decline in interest rates since the inception of these swap agreements, the fair value of the agreements has become unfavorable to the Company. At September 30, 2001, the Company recorded a charge and a liability in the amount of $5.1 million before tax to recognize the liability based on the expected retirement of the associated Credit Facility with the proceeds from the sale of the discontinued business units this fiscal year. The Company increased this charge by $0.6 million at December 30, 2001. This pre-tax charge to terminate these interest rate swap agreements is accordingly included with the loss on disposal of the discontinued businesses.

Under the Credit Facility agreement, the base interest rate is added to the applicable interest rate margin to determine the total interest rate in effect. The Credit Facility contains other customary financial covenants, including the requirement to maintain certain financial ratios relating to performance, interest expense and debt levels.

On June 13, 2002, the Company received a commitment to refinance its senior debt for a period of three years and a commitment from the note holders to amend the financial covenants to bring the company into compliance. Management expects to complete the proposed refinancing by the end of June 2002 and has, accordingly, classified its senior debt, as well as its senior subordinated notes, as long term. Under the commitment, $8.4 million is due in 2004, $3.4 million is due in 2005 and the remainder, including all subordinated debt is due in 2006.

SENIOR SUBORDINATED NOTES - On August 30, 2000, the Company completed a private placement of $75 million in senior subordinated notes (the "Notes") and certain warrants to purchase shares of the Company's common stock (the "Warrants") to a group of institutional investors (collectively, the "Purchasers"). The Notes are due on August 29, 2005 and bear interest at a rate of 16% per annum, consisting of 13% cash interest on principal, payable quarterly, and 3% interest on principal, payable quarterly in "payment-in-kind" promissory notes. Prepayment of the Notes is permitted after August 29, 2001 at a premium initially of 9%, declining to 5%, 3%, and 1% annually, respectively, thereafter. The Notes contain customary financial covenants and events of default, including a cross-default provision to the Company's Credit Facility.

The Warrants entitle the Purchasers to acquire in the aggregate 427,602 shares, or 6.5%, of the common stock of the Company at an exercise price of $9.93 a share, which represents the average daily closing price of the Company's common stock on the New York Stock Exchange for the thirty (30) days preceding the completion of the private placement. The Warrants must be exercised by August 29, 2010. These Warrants have been valued at an appraised amount of $0.2 million and have been recorded in paid in capital. In connection with the transaction, the Company and certain of its subsidiaries signed a Consent and Amendment Agreement with the Lenders under the Company's $250 million Credit Facility existing at that time, in which the Lenders consented to the private placement and amended certain financial covenants associated with the Credit Facility.

7. STOCKHOLDERS' EQUITY
   AND EMPLOYEE/DIRECTOR STOCK OPTIONS

The Company maintains the amended and restated 1992 long-term incentive plan (the "1992 Plan"), the 1998 non-employee directors stock option plan (the "1998 Plan") and the 1999 long-term incentive plan (the "1999 Plan").

Under the terms of the 1992 Plan, 800,000 of the Company's common shares may be granted as stock options or awarded as restricted stock to officers, directors and certain employees of the Company through September 2002. Under the terms of the 1999 plan, 300,000 of the Company's common shares may

TRANSTECHNOLOGY CORPORATION
be granted as stock options or awarded as restricted stock to officers, directors and certain employees of the Company through July 2009. Under both plans, option exercise prices equal the fair market value of the common shares at their grant dates. For grants made prior to May 1999, options expire not later than five years after the date of the grant. Options granted beginning in May 1999 to officers and employees expire not later than 10 years after the date of the grant. Options granted to directors and to officers and employees with the annual cash bonus vest ratably over three years beginning one year after the date of the grant. Restricted stock is payable in equivalent number of common shares. The shares are distributable in a single installment and, with respect to officers and employees, restrictions lapse ratably over a three-year period from the date of the award, and with respect to directors, the restrictions lapse after one year.

Under the terms of the 1998 Plan, non-employee directors are entitled to receive matching options for a) each share of the Company's common stock which they hold at the end of a 60-day period following initial election as a director, but not to exceed 25,000 shares, with the strike price of the option being the fair market value of the shares at their grant dates, and b) thereafter, for each share of the Company's common stock that they purchase on the open market, with the strike price of the option being the purchase price of the share, up to a maximum of 5,000 options in any twelve month period or 15,000 options over a three-year period. Options granted under the 1998 Plan vest on the first anniversary of the grant. Options expire not later than five years after the date of the grant.

The Company continues to apply the accounting standards set forth in APB No. 25. However, disclosures are required of pro forma net income and earnings per share as if the Company had adopted the accounting provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Based on Black-Scholes values, pro forma net income for 2002, 2001 and 2000 would be $(72.4) million, $(73.3) million and $6.2 million, respectively; pro forma earnings per common share for 2002, 2001 and 2000 would be $(11.62), $(11.89) and $1.00, respectively.

The following table summarizes stock option activity over the past three years under the plan:

                                                       WEIGHTED
                                                       AVERAGE
                                           NUMBER      EXERCISE
                                          OF SHARES     PRICE
                                          ---------    --------
Outstanding at March 31, 1999              438,046      17.66
  Granted                                  155,715      18.90
  Exercised                                (29,200)     14.53
  Canceled or expired                      (75,521)     15.47
                                           -------
Outstanding at March 31, 2000              489,040      19.56
  Granted                                  151,737       9.74
  Exercised                                (15,000)     11.38
  Canceled or expired                      (83,606)     20.19
                                           -------
Outstanding at March 31, 2001              542,171      18.25
  Granted                                  159,000       7.63
  Exercised                                (10,356)      8.84
  Canceled or expired                     (150,268)     18.86
                                           -------
Outstanding at March 31, 2002              540,547      16.30
                                           =======


Options exercisable at March 31, 2000      183,829      19.13
Options exercisable at March 31, 2001      247,119      20.92
Options exercisable at March 31, 2002      318,189      19.00


In 2002, 2001 and 2000 the Company awarded restricted stock totaling 10,294 shares, 12,382 shares and 8,177 shares, respectively. The weighted-average fair value of this restricted stock was $10.12, $9.63 and $18.60 in 2002, 2001 and 2000, respectively. The expense recorded in 2002, 2001 and 2000 for restricted stock was $25,000, $133,000 and $124,000, respectively.

The weighted-average Black-Scholes value per option granted in 2002, 2001 and 2000 was $4.22, $3.00 and $4.74, respectively. The following weighted-average assumptions were used in the Black-Scholes option pricing model for options granted in 2002, 2001 and 2000:


                             2002      2001      2000
                             ----      ----      ----
Dividend yield                0.0%      0.9%      1.3%
Volatility                   75.6%     38.4%     25.0%
Risk-free interest rate       3.3%      6.3%      5.5%
Expected term of options
  (in years)                  4.0       4.0       4.0

                                                              2002 ANNUAL REPORT

For options outstanding and exercisable at March 31, 2002, the exercise price ranges and average remaining lives were:

                                        OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
                    -----------------------------------------------------------       --------------------------------------

RANGE OF            NUMBER OUTSTANDING   WEIGHTED AVERAGE       WEIGHTED AVERAGE      NUMBER EXERCISABLE     WEIGHTED AVERAGE
EXERCISE PRICES     AT MARCH 31, 2002     REMAINING LIFE         EXERCISE PRICE        AT MARCH 31, 2002      EXERCISE PRICE
---------------     -----------------     --------------         --------------        -----------------      --------------
$   3-10                 242,995                 4                 $   7.61                   62,185            $  6.53
   10-15                   8,285                 3                 $  11.43                    2,857            $ 11.52
   15-21                 186,499                 2                 $  18.97                  144,740            $ 19.07
   21-28                 102,768                 1                 $  27.11                  102,768            $ 27.11
                         -------                                   --------                  -------            -------
                         540,547                 2                 $  15.30                  312,550            $ 19.15
                         =======                                   ========                  =======            =======

NOTES RECEIVABLE FROM OFFICERS - Notes receivable from an officer result from the exercise of stock options in exchange for notes. The notes are full recourse promissory notes bearing interest at 5% and are collateralized by the stock issued upon exercise of the stock options. Principal and interest are due in May 2003.

8. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution plan covering all eligible employees. Contributions are based on certain percentages of an employee's eligible compensation. Expenses related to this plan were $1.0 million, $0.9 million and $0.9 million in 2002, 2001 and 2000, respectively.

The Company provides postretirement benefits to union employees at one of the Company's divisions. The Company funds these benefits on a pay-as-you-go basis.

(In thousands)
                          POSTRETIREMENT BENEFITS
                          -----------------------
                           YEAR ENDED MARCH 31,
                           --------------------
                           2002    2001    2000
                           ----    ----    ----
COMPONENTS OF NET
  PERIODIC BENEFIT COST:
Service cost               $ --    $ --    $ --
Interest cost                86      88      87
Amortization of
  net loss                   53      19      28
                           ----    ----    ----
Net periodic
  benefit cost             $139    $107    $115
                           ====    ====    ====

WEIGHTED-AVERAGE
  ASSUMPTION AS OF
  MARCH 31:
Discount rate              7.25%   7.25%   7.75%

                      POSTRETIREMENT BENEFITS
                      -----------------------
                       YEAR ENDED MARCH 31,
                       --------------------
                         2002        2001
                        -------    -------
CHANGE IN BENEFIT
  OBLIGATION:
Benefit obligation at
  beginning of year     $ 1,258    $ 1,204
Service cost                 --         --
Interest cost                86         88
Actuarial gain               --         88
Benefits paid              (139)      (122)
                        -------    -------
Benefit obligation at
  end of year           $ 1,205    $ 1,258
                        =======    =======

                      POSTRETIREMENT BENEFITS
                      -----------------------
                        YEAR ENDED MARCH 31,
                        --------------------
                          2002       2001
                         -------    -------
RECONCILIATION OF
  FUNDED STATUS:
Funded status            $(1,205)   $(1,258)
Unrecognized actuarial
  loss                       259        312
                         -------    -------
Accrued liability        $  (946)   $  (946)
                         =======    =======


18

TRANSTECHNOLOGY CORPORATION

For measurement purposes, a 9.5% and 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 and 2001, respectively. The rate was assumed to decrease gradually to 5.0% by 2011 and remain at that level thereafter. Under the Plan, the actuarially determined effect of a one-percentage point change in the assumed health case cost trend would have the following effects.
                                           ONE            ONE
                                        PERCENTAGE     PERCENTAGE
                                          POINT          POINT
                                        INCREASE       DECREASE
Effect on total of service              --------       ---------
  and interest cost components            $  6         $  (6)
Effect on accumulated
  postretirement benefit obligation         87           (76)

The balance sheet of the Company contains a non-current asset and a non-current liability in the amount of $3.1 million relating to the pension plan of a divested company. These amounts represent the legal liability of the company under German law and the indemnification received from the buyer of the business for that liability.

9. FINANCIAL INSTRUMENTS

INTEREST RATE SWAP AGREEMENTS - Under the terms of its Credit Facility, the Company is required to maintain certain levels of interest rate protection through interest rate swap agreements. As a result, the Company has entered into interest rate swap agreements to effectively convert all or a portion of its floating-rate debt to fixed-rate debt in order to reduce the Company's risk to movements in interest rates. Such agreements involve the exchange of fixed and floating interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. Accordingly, the impact of fluc-tuations in interest rates on these interest rate swap agreements is fully offset by the opposite impact on the related debt. Swap agreements are only entered into with strong creditworthy counterparties. The swap agreements in effect were as follows:

                   NOTIONAL
                   AMOUNT                     RECEIVE      PAY
                (IN THOUSANDS)   MATURITIES    RATE(1)     RATE
                -------------    ----------   --------     ----
March 31, 2002     $25,000          5/02       1.88%       5.48%
                    25,000          5/02       1.88        5.48
                    37,500          3/03       1.90        6.58
                    37,500          3/03       1.90        6.58

(1) Based on three-month LIBOR

FAIR VALUE OF FINANCIAL INSTRUMENTS - The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS - The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

ACCOUNTS RECEIVABLE, DEBT, ACCOUNTS PAYABLE AND OTHER LIABILITIES - The carrying amounts of these items approximates their fair value.

CONCENTRATION OF CREDIT RISK - The Company is subject to a concentration of credit risk primarily with its trade and notes receivable. The Company grants credit to certain customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are provided for in the Company's consolidated financial statements and are within management's expectations and industry averages. As of March 31, 2002, the Company had no other significant concentrations of credit risk.

INTEREST RATE SWAPS - The fair value of the Company's interest rate swaps are the estimated amounts the Company would pay or receive to terminate the agreements at March 31, 2002 and 2001 based upon quoted market prices as provided by financial institutions which are counterparties to the agreements and were as follows (in thousands):
                                      2002                     2001
                                      (PAY)                    (PAY)
                                     --------                 --------
Interest rate swap agreements        $(3,353)                 $(3,207)

The impact of interest rate swaps as discussed above was provided for as a charge to discontinued operations in the three-month period ended September 30, 2001. The interest rate swap contracts provide for a fixed rate of interest on $125 million notional amount of debt, which currently exceeds the Company's outstanding variable rate based debt by approximately $98 million.

10. EXTRAORDINARY ITEM

In 2000, the Company refinanced its credit facilities. Due to the termination of the prior credit agreement, the Company recognized an extraordinary charge of $0.5 million, net of tax, to write-off the unamortized portion of loan origination fees associated with the prior agreement.

11. COMMITMENTS

Rent expense under operating leases for the years ended March 31, 2002, 2001, and 2000 was $1.1 million, $0.6 million and $0.6 million, respectively.

                                                              2002 ANNUAL REPORT

The Company and its subsidiaries have minimum rental commitments under noncancelable operating leases, primarily leased buildings, as follows (in thousands):

2003                                              $901
2004                                               403
2005                                                96
2006                                                50
2007                                                25
Beyond 2007                                          -
                                               -------
Total                                          $ 1,475
                                               -------
12. CONTINGENCIES

ENVIRONMENTAL MATTERS. During the fourth quarter of fiscal 2000, the Company presented an environmental cleanup plan for a portion of a site in Pennsylvania which continues to be owned although the related business has been sold. This plan was submitted pursuant to the Consent Order and Agreement with the Pennsylvania Department of Environmental Protection ("PaDEP") concluded in fiscal 1999. Pursuant to the Consent Order, upon its execution the Company paid $0.2 million for past costs, future oversight expenses and in full settlement of claims made by PaDEP related to the environmental remediation of the site with an additional $0.2 million paid in fiscal 2001. A second Consent Order was concluded with PaDEP in the third quarter of fiscal 2001 for another portion of the site, and a third Consent Order for the remainder of the site is contemplated by October 1, 2002. The Company is also administering an agreed settlement with the Federal government under which the government pays 50% of the direct and internal environmental response costs associated with a portion of the site. The Company has also reached an agreement in principle with the Federal government and is in the process of finalizing the necessary documentation under which the Federal government will pay 45% of the direct and internal environmental response costs associated with another portion of the site. At March 31, 2002, the Company's cleanup reserve was $1.8 million based on the net present value of future expected cleanup costs. The Company expects that remediation at the Pennsylvania site will not be completed for several years.

The Company also continues to participate in environmental assessments and remediation work at nine other locations, which include operating facilities, facilities for sale, and previously owned facilities. The Company estimates that its potential cost for implementing corrective action at these sites will not exceed $0.4 million payable over the next several years, and has provided for the estimated costs in its accrual for environmental liabilities.

In addition, the Company has been named as a potentially responsible party in eight environmental proceedings pending in several other states in which it is alleged that the Company was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Company was an owner or operator. Such properties generally relate to businesses which have been sold or discontinued. The Company estimates that its expected future costs, and its estimated proportional share of remedial work to be performed, associated with these proceedings will not exceed $0.1 million and has provided for these estimated costs in its accrual for environmental liabilities.

LITIGATION. The Company is also engaged in various other legal proceedings incidental to its business. It is the opinion of management that, after taking into consideration information furnished by its counsel, the above matters will have no material effect on the Company's consolidated financial position or the results of the Company's operations in future periods.

13. SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in only one business segment, the design, manufacture and sale of equipment for use in the aerospace industry. Approximately 43%, 40% and 37% of sales in 2002, 2001 and 2000 were derived from sales to the United States Government and its prime contractors.


Net sales below show the geographic location of customers (in thousands):

LOCATION                   2002         2001        2000
                         -------      -------     -------
United States            $45,426      $45,576     $36,874
Europe                    16,619       17,888      12,680
Other non-U.S.            10,240        7,017      11,282
                         -------      -------     -------
Total                    $72,285      $70,481     $60,836
                         -------      -------     -------

14. SUBSEQUENT EVENT

On April 16, 2002, the Company completed the sale of all of the shares of its Aerospace Rivet Manufacturers Corporation Inc. subsidiary for $3.2 million of cash consideration plus the assumption of certain liabilities.

On May 30, 2002, the Company completed the sale of substantially all of the net assets of its U.S. retaining ring business for $2.9 million of cash, a promissory note of $0.8 million and warrants for 5% of the equity of the purchaser.

2002 ANNUAL REPORT

15. UNAUDITED QUARTERLY FINANCIAL DATA

(In thousands except per share amounts)

                                                     FIRST         SECOND          THIRD        FOURTH
                                                   QUARTER         QUARTER        QUARTER      QUARTER          TOTAL
2002
Net sales                                           $18,602     $   16,293      $   18,895   $   18,495      $   72,285
Gross profit                                          7,446          6,535           8,325       10,086(1)       32,392

Income (loss) from continuing operations                 28         (1,266)            575        1,436             773
Income (loss) from discontinued operations              778        (53,340)         (6,790)     (13,202)        (72,554)
                                                    -------     -----------     -----------  -----------     -----------
Net income (loss)                                   $   806     $  (54,606)     $   (6,215)  $  (11,766)     $  (71,781)
                                                    -------     -----------     -----------  -----------     -----------

Basic (loss) earnings per share:
   (Loss) earnings from continuing operations            --     $    (0.21)     $     0.09   $     0.23      $     0.13
   Earnings (loss) from discontinued operations     $  0.13          (8.63)          (1.10)       (2.13)         (11.74)
                                                    -------     -----------     -----------  -----------     -----------
   Basic earnings (loss) per share                  $  0.13     $    (8.84)     $    (1.01)  $    (1.90)     $   (11.61)
                                                    -------     -----------     -----------  -----------     -----------
Diluted (loss) earnings per share:
   (Loss) income from continuing operations              --     $    (0.21)     $     0.09   $     0.23      $     0.12
   Income (loss) from discontinued operations       $  0.13          (8.63)          (1.09)       (2.12)         (11.64)
                                                    -------     -----------     -----------  -----------     -----------
   Diluted income (loss) per share                  $  0.13     $    (8.84)     $    (1.00)  $    (1.89)     $   (11.52)
                                                    -------     -----------     -----------  -----------     -----------



                                                    FIRST         SECOND           THIRD        FOURTH
                                                   QUARTER        QUARTER         QUARTER       QUARTER          TOTAL
2001
Net sales                                         $ 15,428      $   15,544      $   18,650   $   20,859      $   70,481
Gross profit                                         6,135           5,970           7,491       10,331          29,927

(Loss) income from continuing operations              (732)            423             455       (6,192)         (6,046)
Loss from discontinued operations                      (20)         (2,178)         (1,705)     (63,021)        (66,924)
                                                    -------     -----------     -----------  -----------     -----------
Net loss                                          $   (752)     $   (1,755)     $   (1,250)  $  (69,213)    $   (72,970)
                                                    -------     -----------     -----------  -----------     -----------

Basic (loss) earnings per share:
   (Loss) earnings from continuing operations     $  (0.12)     $     0.07      $     0.07   $    (1.00)     $    (0.98)
   Loss from discontinued operations                    --           (0.35)          (0.27)      (10.21)         (10.85)
                                                    -------     -----------     -----------  -----------     -----------
   Basic loss per share                           $  (0.12)     $    (0.28)     $    (0.20)  $   (11.21)     $   (11.83)
                                                    -------     -----------     -----------  -----------     -----------

Diluted (loss) earnings per share:
   (Loss) earnings from continuing operations     $  (0.12)     $     0.07      $     0.07   $    (1.00)     $    (0.98)
   Loss from discontinued operations                    --           (0.35)          (0.27)      (10.21)         (10.85)
                                                    -------     -----------     -----------  -----------     -----------
   Diluted loss per share                         $  (0.12)     $    (0.28)     $    (0.20)  $   (11.21)     $   (11.83)
                                                    -------     -----------     -----------  -----------     -----------


(1) The fourth quarter gross margin of 54.5% includes 6.9% relating to adjustments to product costing allowances and the year-end reconciliation of fixed cost absorption rates, as well as a favorable mix of higher margin products.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

As a result of a restructuring program undertaken by the Corporation during fiscal 2002, the Corporation has classified all of the business units that made up its Specialty Fastener segment in prior years and its Aerospace Rivet Manufacturers business, which had been included in its Aerospace Products segment in fiscal 2002 quarterly reports but in the Specialty Fasteners segment in prior fiscal years' annual reports, as discontinued operations. All discussions related to ongoing operations, or the Corporation, refer only to continuing operations, which consist of the Breeze-Eastern division and the Norco Inc. subsidiary. Discontinued operations are discussed separately in this report.

TransTechnology Corporation reported consolidated net sales of $72.3 million and income from continuing operations of $0.8 million, or $0.12 per diluted share, for the year ended March 31, 2002. Sales for the current fiscal year increased 3% from fiscal year 2001 sales of $70.5 million and 18.9% over fiscal 2000 sales of $60.8 million. During fiscal 2002 the Corporation reported a loss from discontinued operations of $72.6 million, or $11.64 per diluted share compared to a loss from discontinued operations of $66.9 million in the 2001 fiscal year and income from discontinued operations of $4.6 million in fiscal 2000. The net loss reported for fiscal 2002 decreased to $71.8 million from a net loss of $73.0 million in 2001 but was worse than the net income of $6.6 million reported in fiscal 2000. The net losses for fiscal 2002 and 2001 include several nonrecurring items, which impact a year-to-year comparison. The following table depicts the Corporation's "normalized" results, which should present a clearer picture of after-tax performance:

Normalized Net Earnings (In thousands, except per share amounts):

                                     2002         2001        2000
Income (loss)
  from continuing
  operations                       $   773      $(6,046)     $ 2,486
Gain on sale of real property         (660)          --           --
Corporate office restructuring         782        7,034           --
Forbearance fees                     1,272           --           --
                                   -------      -------      -------
Normalized net earnings            $ 2,167      $   988      $ 2,486
                                   -------      -------      -------
Normalized net earnings
  per diluted share                $  0.35      $  0.16      $  0.40
                                   -------      -------      -------


SALE OF REAL PROPERTY - In March 2002, the Corporation sold approximately ten acres of unused land located at its Breeze-Eastern facility in Union, New Jersey, for $2.3 million, which resulted in an after tax gain of $0.7 million.

CORPORATE OFFICE RESTRUCTURING COSTS - As part of its restructuring plan, in fiscal 2002 the Corporation began a program of reducing the size of its corporate office staff. In fiscal 2002 the Corporation recognized severance and other costs associated with its corporate office downsizing of $1.6 million and in fiscal 2001 $11.2 million before taxes, which included the write-down of the value of certain real estate and the write-off of a note receivable and equity relative to a business divested in a prior fiscal year.

FORBEARANCE FEES AND COSTS - During fiscal 2002 the Corporation incurred $2.7 million of costs related to forbearance fees paid to its banks in association with their agreement not to pursue any actions against the Corporation for its violation of certain financial covenants in the Corporation's senior credit agreement. There were no such fees recognized in fiscal 2001 or 2000. Further information on the status of the Corporation's credit agreements is included later in this discussion under Liquidity and Capital Resources.

Excluding these nonrecurring items, "normalized" income from continuing operations for fiscal 2002 of $2.2 million, or $0.35 per diluted share, was a substantial improvement from the "normalized" earnings from continuing operations of $1.0 million, or $0.16 per diluted share, for fiscal 2001 although down 13% from normalized net earnings of $2.5 million or $.40 per diluted share for fiscal 2000. Excluding the above mentioned non-operating and non-recurring items, "normalized" operating income, before interest and taxes, from the Corporation's continuing operations totaled $12.6 million for fiscal 2002, a 103% improvement over "normalized" operating income of $6.2 million in fiscal 2001 and 110% above fiscal 2000's $6.0 million.

The improvement in financial results comparing fiscal 2002 to fiscal 2001 largely reflects higher sales of aerospace OEM products, weapons system products, repair, overhaul and spare parts products provided to military and search and rescue agencies, and motion control devices. These increases were offset by a decrease in sales of new equipment to large airframe manufacturers and of repairs and spare parts to airlines.

New orders received in fiscal 2002 totaled $77.8 million which represents a 17.0% increase over fiscal 2001 new orders of $66.5 million and a 25.9% increase over $61.8 million of new orders received in fiscal 2000. Backlog at March 31, 2002 stands at $43.7 million compared with $40.2 million at March 31, 2001 and $44.2 million at March 31, 2000. Both Breeze-Eastern and Norco saw increases in new orders and backlog in fiscal 2002 compared to fiscal 2001. A significant portion of fiscal 2002 sales is derived from long-term contracts. Generally, new equip-ment sales are the subject of long-term contracts while repair, overhaul and spare parts sales have much shorter lead times.

Sales for the Corporation increased to $72.3 million for fiscal 2002, a 3% increase over fiscal 2001 sales of $70.5 million. Both Breeze-Eastern and Norco saw fiscal 2002 revenues increase over fiscal 2001. The Corporation's Norco subsidiary saw a drop in orders received and sales of products to airframe manufacturers as a result of an expected reduction in the build rate of large commercial airliners in fiscal 2002. The anticipated decline in aircraft build rates was accelerated and exacerbated by the impact of the events of September 11th. Lower utilization rates of the existing commercial airline fleet as a result of the slowing economy and the post-September 11th reduction in travel resulted in lower order rates and sales of hold-open rod spare parts and replacement parts which are sold directly to the airlines as maintenance items. This decline was offset by increased sales of Norco's developing product line of motion control products for use in medical testing equipment and increased sales of new equipment and spare parts to military agencies. Higher orders and shipments of Breeze-Eastern rescue hoists and cargo hooks for military and civilian rescue agencies as well as increases in spare parts, repair and overhaul of equipment already in the field provided further sales increases.

Operating income, before corporate office expenses, increased 11.1% in fiscal 2002 to $21.1 million over the prior year's $18.9 million. This increase was due mainly to a favorable mix of repair, overhaul and spare parts business and the realization of the benefit of spreading a fixed cost base over a larger sales volume. Generally, repair and overhaul services and spare parts sales have higher gross margins than sales of new equipment or engineering services. These improvements in product mix and fixed cost absorption led to an increase in gross margin to 44.8% in fiscal 2002 from 42.5% in fiscal 2001. Both Breeze-Eastern and Norco realized improvements in gross margin during fiscal 2002.

Sales for fiscal 2001 of $70.5 million were 16% above fiscal 2000 sales of $60.8 million. This sales increase was due primarily to strong product demand across all Breeze-Eastern and Norco product lines and increased sales of repair and overhaul services and spare parts, and, to a lesser degree, improved product pricing. The Corporation's Norco division also saw increased revenues from its developing product line of motion control products for use in medical testing equipment. Fiscal 2001 operating income of $18.9 million, before corporate expenses, showed a 22.7% improvement over fiscal 2000's operating income of $15.4 million.

CORPORATE AND OTHER EXPENSES -Corporate office expenses, exclusive of restructuring charges, amounted to $8.5 million in fiscal 2002, a decrease of 32.5% from the $12.6 million of such expenses in fiscal 2001. Restructuring charges of $1.6 million and $11.2 million were also recognized in fiscal 2002 and 2001, respectively, and included in corporate office expenses. Restructuring charges in fiscal 2002 included the costs of severance and other items associated with the 50% reduction in headcount included in the restructuring plan. Restructuring charges in fiscal 2001 included costs associated with the elimination of certain positions as well as write-offs associated with notes receivable and investments in companies that had been divested in previous fiscal years and the write-down to net realizable value of certain parcels of real estate.

OTHER INCOME/EXPENSE -The Corporation recorded other non-operating income for fiscal 2002 aggregating $1.6 million compared with $0.2 million in fiscal 2001 and $0.7 million in fiscal 2000. Of the $1.6 million generated in fiscal 2002, $1.4 million relates to the pre-tax gain resulting from the sale of ten acres of unused land at the Corporation's Union, New Jersey facility for $2.3 million in March 2002. Interest income of $0.1 million was essentially unchanged from the prior year's level. In fiscal 2000 the Corporation recognized an extraordinary expense of $0.5 million as the result of the write-off of capitalized financing costs when the Corporation's debt was refinanced in August 1999.

DISCONTINUED OPERATIONS -During fiscal 2002, the Corporation determined that it would enter into a plan of restructuring so as to focus its resources and capital on its aerospace products business and exit the Specialty Fastener segment. As a result, this report includes in discontinued operations all of the operations that formerly made up the Specialty Fastener segment of the Corporation, which included TransTechnology Engineered Components (sold in December 2001), Breeze Industrial Products and Pebra (sold in July 2001), TransTechnology Engineered Rings (of which Seeger Orbis was sold in February 2002 and TTERUSA was sold in May 2002), Aerospace Rivet Manufacturers' Corporation Inc. (sold in April 2002) and TCR Corporation. Of the operations included in fiscal 2002 discontinued operations, only the US, UK and Brazilian retaining ring operations, the aerospace rivet business, and TCR were carried into fiscal 2003. As noted, the aerospace rivet and U.S. retaining ring businesses were sold early in fiscal 2003. The Corporation expects that the divestitures of the remaining retaining ring operations will be concluded during its first fiscal quarter and that TCR will be divested during its second fiscal quarter.

The Corporation reported losses from discontinued operations of $72.6 million in fiscal 2002 and $66.9 million in fiscal 2001, compared to income from discontinued operations of $4.6 million in fiscal 2000. The fiscal 2002 loss was composed of $110.3 million of impairment charges related to reducing the carrying values of the discontinued businesses to their

                                                                              23
                                                              2002 Annual Report
estimated net realizable values; $3.7 million of actual operating income of the discontinued businesses through their expected divestiture dates; $17.0 million of allocated interest expense; $8.4 million from the write-off of capitalized loan fees and the mark to market of interest rate swaps required under the terms of the Corporation's credit agreements; $24.7 million of gains recognized on the sale of certain business units; and, $0.2 million of other income or credits associated with the discontinued operations. These gains and losses, which aggregated $107.1 million, were reduced by a tax benefit of $34.5 million. The fiscal 2001 loss from discontinued operations consisted of $67.9 million of impairment charges; $23.3 million of actual operating income of the discontinued businesses; and $29.6 million of allocated interest expense. This fiscal 2001 loss, which aggregated $74.2 million, was reduced by a tax benefit of $7.3 million. The fiscal 2000 income from discontinued operations included $24.5 million of operating income from the discontinued businesses and $17.0 million of allocated interest expense, the net of which was reduced by an income tax provision of $2.9 million.

CHANGES IN FINANCIAL POSITION

LIQUIDITY AND CAPITAL RESOURCES -The restructuring and divestiture program of the Corporation has had a substantial impact upon its financial condition at March 31, 2002. During the fiscal year, the Corporation sold its hose clamp operations in Germany and the US, its engineered components businesses, and its German retaining ring operation for aggregate cash proceeds of $162 million.
All of these proceeds, after payment of transaction fees and expenses, were used to reduce the Corporation's senior credit facility. At March 31, 2002 the senior facility was $29.1 million compared to $195.0 million at the end of the prior fiscal year. In addition to the cash generated from the divestiture program, the Corporation realized $2.2 million of net proceeds from the sale of unused real estate in New Jersey and $5.5 million through federal income tax refunds obtained by carrying back the fiscal 2001 operating loss to prior years.

The Corporation is in the process of divesting its US, UK and Brazilian retaining ring operations and its TCR Corporation subsidiary in separate transactions expected to aggregate $22 million. The Corporation hopes to complete these transactions during the first and second quarters of fiscal year 2003 and anticipates applying all of the proceeds to the reduction of its credit facilities. The assets and liabilities of these business units are presented on the March 31, 2002 balance sheet in Assets Held for Sale and Liabilities of Discontinued Businesses at their estimated net realizable values.

WORKING CAPITAL- The Corporation's working capital at the end of fiscal 2002 was $41.8 million compared to $19.1 million at the end of the prior fiscal year. Excluding the effect of the classification of assets held for sale and liabilities of discontinued businesses, and, with respect to March 31, 2001 only, all callable debt as current assets and liabilities, respectively, work-ing capital at March 31, 2002 was $25.3 million as compared to $22.3 million at the end of fiscal 2001. The ratio of current assets to current liabilities improved to 1.98 to 1 at March 31, 2002 compared with 1.06 to 1 at the end of fiscal 2001. Excluding the impact of the reclassification of all callable debt and liabilities of discontinued businesses as current liabilities and assets held for sale as current assets, the current ratio would have been 2.04 at March 31, 2002 compared to 1.94 at March 31, 2001.

Working capital changes, exclusive of changes in callable debt, liabilities of discontinued businesses, and assets held for sale, were generated by a decrease in accounts receivable of $1.4 million and an increase in inventories of $3.7 million.The decrease in accounts receivable was due to the improvement in collections during the fiscal year and the increase in inventory was largely due to the advance purchase of long lead-time materials needed to fulfill customers' long-term purchase orders. Days sales outstanding in accounts receivable at March 31, 2002 decreased to 58 days from 66 days at March 31, 2001 while inventory turnover decreased to 1.7 turns versus 2.0 turns at March 31, 2001. Current liabilities, without regard to changes in callable debt and liabilities of discontinued businesses increased $3.4 million, primarily the result of the receipt of a $1.8 million advance payment by a customer in January, 2002 which has been included in current liabilities as a customer deposit at March 31, 2002 and $3.8 million of liabilities associated with the cost of closing out certain interest rate swap obligations which are discussed further elsewhere in this report. These increases offset reductions in accounts payable and other accrued expenses. Callable long-term debt decreased to zero during 2002 because it was reclassified to long term effective March 31, 2002 due to the receipt of a commitment to refinance the existing debt for a three-year period. Assets held for sale and liabilities of discontinued businesses were reduced during 2002 primarily as a result of the sale of some of the businesses treated as discontinued, changes in the estimate of net realizable value in others, and operating profits, losses and allocated expenses recognized during the year.

CREDIT FACILITIES - At March 31, 2002, the Corporation had two credit agreements in effect aggregating $107.6 million. The first, a Revolving Credit Agreement (the "Credit Agreement") with a group of eight banks (the "Lenders"), commits a maximum of $36.3 million to the Corporation for


24
TransTechnology Corporation
cash borrowings and letters of credit. The second credit facility consists of Senior Subordinated Notes in the amount of $78.6 million.

Effective December 31, 2000, the Corporation was not able to meet certain financial ratio requirements of the Credit Agreement, as amended. Pursuant to discussions with the Lenders, the Corporation and the Lenders agreed to an amendment to the Credit Agreement to include a forbearance agreement, the payment of certain other fees by the Corporation and imposition of certain conditions on the Corporation including the suspension of dividend payments. During the forbearance period the Lenders agree not to exercise certain of their rights and remedies under the Credit Agreement. The Corporation accordingly classified its bank debt as "current" to reflect the fact that the forbearance period is less than one year. The term of the forbearance period, initially scheduled to expire on January 31, 2001, was subsequently extended through addi-tional amendments to September 25, 2002. These additional amendments also reduced the amount of the Revolving Credit facility of the Credit Agreement (the "Revolver") from $200 million to $36.3 million at March 31, 2002. The extension of the forbearance through September 25, 2002 is conditioned on certain performance and debt reduction requirements, including a reduction in the Revolver commitment to $28 million and the borrowing sub-limit to $24.5 million by June 25, 2002. The forbearance agreement also requires the achievement of minimum levels of EBITDA (earnings before interest, taxes, depreciation, and amortization), and the adherence to borrowing limits as adjusted based on the scheduled debt reduction. Other terms of the forbearance agreement include the payment of certain fees, reporting and consulting requirements. The Corporation has made all of its scheduled interest and principal payments on a timely basis and, as previously noted, during fiscal 2002 the Corporation paid $165.1 million towards its outstanding debt under the Credit Agreement, which included the retirement of a $38.8 million term loan outstanding to the same group of Lenders.

The Corporation has unused borrowing capacity for both domestic and international operations of $7.2 million as of March 31, 2002, including letters of credit of $5.0 million. Borrowings under the Revolver as of March 31, 2002, were $29.1 million. Interest on the Revolver is tied to the primary bank's prime rate, or at the Corporation's option, the London Interbank Offered Rate ("LIBOR"), plus a margin that varies depending upon the Corporation's achievement of certain operating results. As of March 31, 2002, $9.6 million of the Corporation's outstanding borrowings utilized LIBOR, all of which were payable in Pounds sterling. One $2.5 million tranche of the Revolver, the proceeds of which were used to pay interest on the Corporation's Senior Subordinated Notes during fiscal 2002, carries an interest rate of 25% and cannot be repaid until all other amounts outstanding under the Revolver have been repaid. The weighted average interest rate on all outstanding borrowings under the revolver at March 31, 2002 was 14.1%.

The Credit Agreement requires the Corporation to maintain interest rate protection on a minimum of 50% of its variable rate debt. The Corporation has, accordingly, provided sufficiently for this protection by means of interest rate swap agreements which have fixed the rate of interest on $50.0 million of debt at a base rate of 5.48% through May 4, 2002, and $75.0 million of debt at a base rate of 6.58% through March 3, 2003. Under the Credit Agreement, the base interest rate is added to the applicable interest rate margin to determine the total interest rate in effect. The Revolver, as amended by the forbearance agreements, restricts annual capital expenditures to $2.0 million in fiscal 2003 and contains other customary financial covenants, including the requirement to maintain certain financial ratios relating to performance, interest expense and debt levels. As noted above, the Corporation is currently operating under a forbearance arrangement and is in the process of reducing its debt through the sale of certain of its businesses in order to either comply with the requirements of the existing agreement or to be in an improved financial position to negotiate further amendments or borrowing alternatives.

On August 30, 2000, the Corporation completed a private placement of $75 million in senior subordinated notes (the "Notes") and certain warrants to purchase shares of the Corporation's common stock (the "Warrants") to a group of institutional investors (collectively, the "Purchasers"). The Corporation used the proceeds of the private placement to retire, in full, a $75 million Bridge Loan held by a group of lenders led by Fleet National Bank. The Notes are due on August 29, 2005 and bear interest at a rate of 16% per annum, consisting of 13% cash interest on principal, payable quarterly, and 3% interest on principal, payable quarterly in "payment-in-kind" promissory notes. Prepayment of the Notes is permitted after August 29, 2001 at a premium initially of 9% declining to 5%, 3%, and 1% annually, respectively, thereafter. The Notes contain customary financial covenants and events of default, including a cross-default provision to the Corporation's Credit Agreement. At March 31, 2002 the principal balance outstanding on the notes amounted to $78.6 million, which includes the original principal amount plus the "payment-in-kind" notes.

The Warrants entitle the Purchasers to acquire, in the aggregate, 427,602 shares, or 6.5%, of the common stock of the Corporation at an exercise price of $9.93 a share, which represents the average daily closing price of the Corporation's

                                                                              25
                                                              2002 Annual Report
common stock on the New York Stock Exchange for the thirty (30) days preceding the completion of the private placement. The Warrants must be exercised by August 29, 2010. These Warrants have been valued at an appraised amount of $0.2 million and have been recorded in paid in capital. In connection with the transaction, the Corporation and certain of its subsidiaries signed a Consent and Amendment Agreement with its senior debt lenders (the "Lenders") under the Corporation's $250 million Credit Facility existing at that time, in which the Lenders consented to the private placement and amended certain financial covenants associated with the Credit Facility.

As a result of the violation of certain financial covenants under the Credit Agreement, the Corporation is also in violation of the covenants of the Notes. The Purchasers of the Notes have entered into a letter agreement with the Corporation under which they agree to forbear from taking any action relative to such violations. This forbearance extends through September 29, 2002 and is conditioned upon the Corporation's continued compliance with the terms of its forbearance agreement with the Lenders under the Credit Agreement.

On June 13, 2002, the Company received a commitment to refinance its senior debt for a period of three years and a commitment from the note holders to amend the financial covenants to bring the company into compliance. Management expects to complete the proposed refinancing by the end of June 2002 and has, accordingly, classified its senior debt, as well as its subordinated notes, as long term.

CAPITAL EXPENDITURES - Capital expenditures were $0.3 million in fiscal 2002, as compared to $0.3 million spent in fiscal 2001 and $0.5 million in fiscal 2000. Principal expenditures were for the modernization of facilities and new machinery, equipment and information systems equipment. Capital expenditures in fiscal 2001 included the purchase and installation of a company-wide virtual private network and modernization of facilities and new production machinery and equipment. Capital expenditures in fiscal 2000 included the replacement of the roof and windows at the Breeze Eastern facility.

In fiscal 2003, capital expenditures are expected to be in a range of $1.0 - 1.5 million. Projects budgeted in fiscal 2003 include refurbishment of the Breeze Eastern offices, the purchase of new production machinery at the Norco facility, and the initial phase of installing a new ERP system at Breeze Eastern.

The Corporation has divested or made plans to divest nine businesses since March 31, 2001. Under the terms of the agreements associated with the sales of those businesses, the Corporation has agreed to indemnify the purchasers for certain damages that might arise in the event a representation of the Corporation has been materially misstated. Additionally, the terms of such divestiture agreements generally require the calculation of purchase price adjustments based upon the amount of working capital or net assets transferred at the closing date.

INFLATION - While neither inflation nor deflation has had, and the Corporation does not expect it to have, a material impact upon operating results, there can be no assurance that its business will not be affected by inflation or deflation in the future.

ENVIRONMENTAL MATTERS - During the fourth quarter of fiscal 2000, the Corporation presented an environmental cleanup plan for a portion of a site in Pennsylvania which the Corporation continues to own although the related business has been sold. This plan was submitted pursuant to the Consent Order and Agreement with the Pennsylvania Department of Environmental Protection ("PaDEP") concluded in fiscal 1999. Pursuant to the Consent Order, upon its execution the Corporation paid $0.2 million for past costs, future oversight expenses and in full settlement of claims made by PaDEP related to the environmental remediation of the site with an additional $0.2 million paid in fiscal 2001. A second Consent Order was concluded with PaDEP in the third quarter of fiscal 2001 for another portion of the site, and a third Consent Order for the remainder of the site is contemplated by October 1, 2002. The Corporation is also administering an agreed settlement with the Federal government under which the government pays 50% of the environmental response costs associated with a portion of the site. The Corporation has also reached an agreement in principle with the Federal government and is in the process of finalizing the necessary documentation under which the Federal government will pay 45% of the environmental response costs associated with another portion of the site. At March 31, 2002, the Corporation's cleanup reserve was $1.8 million based on the net present value of future expected cleanup costs. The Corporation expects that remediation at the Pennsylvania site will not be completed for several years.

The Corporation also continues to participate in environmental assessments and remediation work at nine other locations, which include operating facilities, facilities for sale, and previously owned facilities.
The Corporation estimates that its potential cost for implementing corrective action at these sites will not exceed $0.4 million payable over the next several years, and has provided for the estimated costs in its accrual for environ-mental liabilities.

In addition, the Corporation has been named as a potentially responsible party in eight environmental proceedings pending in several other states in which it is alleged that the Corporation was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Corporation was an owner or operator. Such properties generally relate to businesses which have been sold or discontinued. The Corporation estimates that its expected future costs, and its estimated proportional share of remedial work to be performed, associated with these proceedings will not exceed $0.1 million and has provided for these estimated costs in its accrual for environmental liabilities.

LITIGATION - The Corporation is also engaged in various other legal proceedings incidental to its business. It is the opinion of management that, after taking into consideration information furnished by its counsel, the above matters will have no material effect on the Corporation's consolidated financial position or the results of the Corporation's operations in future periods.

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION - The Corporation uses the completed contract method for recognizing revenue. This method recognizes revenue when the contract is completed, i.e., the later of when the products are shipped and accepted by the customer, if such acceptance is required under the contract, or when title passes to the purchaser.

INVENTORY - The Corporation purchases materials for the manufacture of components for use in its products and for use by its engineering, repair and overhaul businesses. The decision to purchase a set quantity of a particular item is influenced by several factors including: current and projected cost; future estimated availability; lead time for production of the materials; existing and projected contracts to produce certain items; and the estimated needs for its repair and overhaul business. The Corporation values its inventories using the lower of cost or market on a first in first out basis
(FIFO) and establishes reserves to reduce the carrying amount of these inventories as necessary to net realizable value.

ENVIRONMENTAL RESERVES - The Corporation provides for environmental reserves when, in conjunction with its internal and external counsel, it determines that a liability is both probable and estimable. In many cases, the liability is not fixed or capped when the Corporation first records a liability for a particular site. Factors that affect the recorded amount of the liability in future years include: the Corporation's participation percentage due to a settlement by or bankruptcy of other Potentially Responsible Parties; a change in the environmental laws requiring more stringent requirements; a change in the estimate of future costs that will be incurred to remediate the site; and changes in technology related to environmental remediation. Current estimated exposure to environmental claims is discussed above in Liquidity and Capital Resources.

GOODWILL AND OTHER INTANGIBLE ASSETS - At March 31, 2002, the Corporation has recorded $10.8 million in net goodwill and other intangible assets related to acquisitions made in prior years. The recoverability of these assets is subject to an impairment test based on the estimated fair value of the underlying businesses. Under SFAS 121 these estimated fair values are based on estimates of future cash flows of the businesses. Factors affecting these future cash flows include: the continued market acceptance of the products and services offered by the businesses; the development of new products and services by the businesses and the underlying cost of development; the future cost structure of the businesses; and future technological changes. Effective April 1, 2002, the Corporation implemented SFAS 142, as discussed below, relative to the non-recognition of goodwill amortization and will no longer reflect such charges in its results.

FINANCIAL DERIVATIVES - As noted previously, the Corporation has outstanding interest rate swaps in association with its Credit Agreement. These swaps are valued using certain estimates and the amount the Corporation is required to pay is significantly impacted by changes in interest rates. The Corporation esti-mates that a .67% change in interest rates changes its exposure under these instruments by $.5 million.

VALUATION OF ASSETS HELD FOR SALE - The Corporation reflects significant amounts of Assets held for sale and Liabilities of discontinued businesses on its balance sheet. In the event the net realizable values of the businesses being divested are less than that estimated, or the length of time required to complete the divestiture is longer than estimated, the amounts realized from these accounts may be impacted.

DEFERRED TAX ASSETS - The Company maintains a significant asset on its balance which represents the value of income tax benefits expected to be realized in the future, primarily as a result of the use of a net operating loss carry-forward. In the event the company did not generate adequate amounts of taxable income prior to the expiry of the tax loss carry-forwards, the amount of this asset may not be realized. Additionally, changes to the federal and state income tax laws could also impact the Corporation's ability to utilize this asset.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141, which requires all business combinations to be accounted for under the purchase method of accounting, was effective for business combinations initiated after June 30, 2001. Under the new rules of SFAS

No. 142, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Accordingly, the Corporation will apply the new rules on accounting for goodwill and other intangible assets beginning in 2002. Application of the "no-amortization" provisions of the statement is expected to increase operating income in 2003 by approximately $0.2 million.

In August, 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement defines the accounting for long-lived assets to be held and used, assets held for sale, and assets to be disposed of by other than sale, and is effective for fiscal years beginning after December 15, 2001. The Corporation has adopted SFAS No. 144 in connection with the sale of Aerospace Rivet Manufacturers Corporation, which has been recorded as part of Discontinued Operations.

RECENT DEVELOPMENTS

On April 16, 2002 the Corporation completed the sale of all of the shares of its Aerospace Rivet Manufacturers Corporation Inc. subsidiary for $3.2 million of cash consideration.

On May 30, 2002 the Corporation completed the sale of substantially all of the assets of its US retaining ring business for $3.7 million. The consideration was paid $2.9 million in cash and $0.8 million in the form of a promissory note. The Corporation also received warrants for 5% of the equity of the purchaser, a newly formed, privately held company controlled by SeaView Capital LLC of Providence, Rhode Island.

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

The Company is exposed to various market risks, primarily changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

The Company enters into interest rate swap agreements to manage a portion of its exposure to interest rate changes as a result of requirements under its Credit Agreement. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the swap agreements are recorded as adjustments to interest expense. At March 31, 2002, the Company had outstanding interest rate swap agreements to convert $125 million of floating rate debt to fixed rate debt. The fair value of these swaps was approximately ($3.4) million at March 31, 2002.

                   NOTIONAL
                   AMOUNT                      RECEIVE      PAY
                (IN THOUSANDS)   MATURITIES    RATE(1)      RATE
March 31, 2002    $25,000          5/02       1.88%        5.48%
                   25,000          5/02       1.88         5.48
                   37,500          3/03       1.90         6.58
                   37,500          3/03       1.90         6.58

(1) Based on three-month LIBOR

Financial instruments expose the Corporation to counter-party credit risk for nonperformance and to market risk for changes in interest and currency rates. The Corporation manages exposure to counter-party credit risk through specific minimum credit standards, diversification of counter-parties and procedures to monitor concentrations of credit risk. The Corporation monitors the impact of market risk on the fair value and cash flows of its investments by considering reasonably possible changes in interest rates and by limiting the amount of potential interest and currency rate exposures to amounts that are not material to the Corporation's consolidated results of operations and cash flows.

AEROSPACE PRODUCTS                        INVESTOR RELATIONS                              DIRECTORS
Robert L. G. White, President
                                          INVESTOR RELATIONS CONTACT                           DANIEL H. ABRAMOWITZ
BREEZE-EASTERN                            Michael J. Berthelot                                 President, Hillson Financial
Lifting and restraint products            Chairman of the Board, President and                 Management, Inc.
700 Liberty Avenue                        Chief Executive Officer
Union, NJ 07083-8198                      TransTechnology Corporation                     *    GIDEON ARGOV
908/686-4000                              150 Allen Road                                       Special Limited Partner
908/686-9292 Fax                          Liberty Corner, New Jersey 07938                     Parthenon Capital
Robert L. G. White - President            908/903-1600
                                          908/903-1616 Fax                                o    WALTER BELLEVILLE
NORCO, INC.                               www.transtechology.com                               Chairman of the Board
Hold open rods and mechanical systems                                                          ATI Machinery, Inc.
139 Ethan Allen Highway                   ANNUAL MEETING
Ridgefield, CT 06877-6294                 The Annual Shareholders' Meeting will be        o    MICHAEL J. BERTHELOT
203/544-8301                              held on Thursday, July 18, 2002 at the               Chairman of the Board, President
203/544-7121 Fax                          Somerset Hills Hotel, 200 Liberty Corner             and Chief Executive Officer
Surin M. Malhotra - President             Road, Warren, New Jersey 07059.                      TransTechnology Corporation

                                          FORM 10-K AND ADDITIONAL INFORMATION            +    THOMAS V. CHEMA
CORPORATE OFFICERS                        The Company, upon request to the                     Partner, Arter & Hadden, LLP
                                          Investor Relations department, will provide          President, Gateway Consultants
MICHAEL J. BERTHELOT                      to any shareholder a copy of the Form 10-K           Group, Inc.
Chairman of the Board, President          required to be filed with the Securities and
and Chief Executive Officer               Exchange Commission and any other               +    JOHN H. DALTON
                                          available information.                               President, IPG Photonics
JOSEPH F. SPANIER                                                                              Former Secretary of the Navy
Vice President, Chief Financial Officer
and Treasurer                                                                             *    MICHEL GLOUCHEVITCH
                                                                                               General Partner, Westar Capital LLC
GERALD C. HARVEY
Vice President, Secretary and                                                                  JAMES A. LAWRENCE
General Counsel                                                                                Executive Vice President and
                                                                                               Chief Executive Officer
ROBERT L. G. WHITE                                                                             General Mills, Inc.
President Aerospace Products Group
                                                                                          +o   JAN NAYLOR COPE
MONICA AGUIRRE                                                                                 President
Assistant to the Chairman                                                                      Jan Naylor Cope Company
and Corporate Assistant Secretary
                                                                                          *    WILLIAM J. RECKER
                                                                                               Chairman of the Board
COUNSEL                                                                                        Gretag Imaging Holding AG
Hahn, Loeser & Parks
Cleveland, Ohio                                                                           -----------------------

AUDITORS
Deloitte & Touche LLP                                                                          *    Audit Committee
Parsippany, New Jersey                                                                         o    Nominating Committee
                                                                                               +    Incentives & Compensation
TRANSFER AGENT AND                                                                                  Committee
REGISTRAR
EquiServe
Boston, EquiServe Division
Canton, Massachusetts

                            ENGINEERED PRODUCTS FOR



150 Allen Road, Liberty Corner, New Jersey 07938 - Phone 908.903.1600 - Fax
908.903.1616 - www.transtechology.com