Form 10-K, Exhibit 13
period 2003-03-31
TRANSTECHNOLOGY CORP
filed 2003-06-25
CIK 99359

                                                                      EXHIBIT 13

[TRANSTECHNOLOGY LOGO]                                           TransTechnology
                                                                     corporation

                                     engineered products for global partners(TM)

[PHOTO OF HELICOPTER]

                                       RESCUE HOISTS ARE IN USE IN APPROXIMATELY
                                        ONE IN FOUR GOVERNMENT OWNED HELICOPTERS
                                                THROUGHOUT THE WORLD TO RAISE OR
                                                    LOWER PERSONNEL IN A RESCUE,
                                             INSERTION, OR EXTRACTION OPERATION.

                                      TRANSTECHNOLOGY CORPORATION IS THE WORLD'S
                                             LEADING DESIGNER, MANUFACTURER, AND
                                          SERVICE PROVIDER FOR HELICOPTER RESCUE
                                          HOISTS, CARGO HOOKS AND CARGO WINCHES.

                                                                   ANNUAL REPORT
                                                FISCAL YEAR ENDED MARCH 31, 2003

[TRANSTECHNOLOGY LOGO]                                           TransTechnology
                                                                     corporation

                                     engineered products for global partners(TM)

                         2003 DOMESTIC VS. EXPORT SALES

DOMESTIC                          60%
EXPORT                            40%

                   DILUTED INCOME PER SHARE
                          (IN DOLLARS)
99                              .09
00                             -.12
01                            -1.42
02                             -.36
03                             -.61

                     AFTER TAX INCOME FROM
                     CONTINUING OPERATIONS
                        ($ IN MILLIONS)

99                              .6
00                             -.7
01                            -8.8
02                            -2.2
03                            -3.9

                       CAPITAL EXPENDITURES
                          ($ IN MILLIONS)
99                               .9
00                               .2
01                               .2
02                               .2
03                               .6

                            NET SALES
                         ($ IN MILLIONS)
99                             36.4
00                             40.8
01                             47.8
02                             47.8
03                             55.0

On the front cover: A Sikorsky S-76 operated by the Hong Kong Government Flying Service performs a rescue with Breeze-Eastern HS-30600 rescue hoist system.


Photograph taken by Sikorsky Aircraft photographer Richard C. Zellner and provided courtesy of Sikorsky Aircraft Corporation.

Design: Simon Does, LLC

SELECTED FINANCIAL DATA

The following table provides selected financial data with respect to the consolidated statements of operations of the Company for the fiscal five years ended March 31, 2003, and the consolidated balance sheets of the Company at the end of each such year.

SELECTED FINANCIAL DATA
(In thousands, except per share amounts)

                                                                           YEARS ENDED MARCH 31,
                                                       2003          2002          2001           2000          1999
Net sales                                           $   54,996    $   47,786    $   47,775     $   40,818    $   36,366
-----------------------------------------------------------------------------------------------------------------------
(Loss) income from continuing operations
  before income taxes                                   (7,439)       (3,596)      (13,947)        (1,204)          975
(Benefit) provision for income taxes                    (3,574)       (1,366)       (5,191)          (456)          379
-----------------------------------------------------------------------------------------------------------------------
(Loss) income from continuing operations                (3,865)       (2,230)       (8,756)          (748)          596
Income (loss) from discontinued operations              13,099       (69,551)      (64,214)         7,342        13,213
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $    9,234    $  (71,781)   $  (72,970)    $    6,594    $   13,809
-----------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share:
    Basic:
      (Loss) income from continuing operations      $    (0.61)   $    (0.36)   $    (1.42)    $    (0.12)   $     0.10
      Income (loss) from discontinued operations          2.08        (11.25)       (10.41)          1.19          2.11
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) per share                         $     1.47    $   (11.61)   $   (11.83)    $     1.07    $     2.21
-----------------------------------------------------------------------------------------------------------------------
  Diluted:
      (Loss) income from continuing operations      $    (0.61)   $    (0.36)   $    (1.42)    $    (0.12)   $     0.09
      Income (loss) from discontinued operations          2.08        (11.25)       (10.41)          1.19          2.08
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) per share                         $     1.47    $   (11.61)   $   (11.83)    $     1.07    $     2.17
-----------------------------------------------------------------------------------------------------------------------
Dividends declared and paid per share               $        -    $        -    $    0.195     $     0.26    $     0.26
-----------------------------------------------------------------------------------------------------------------------
Total assets                                        $   85,123    $  144,746    $  395,852     $  482,752    $  279,720
Long-term debt                                      $   53,487    $  107,564    $      658(a)  $  194,759    $  102,463
Redeemable common stock                             $    1,283             -             -              -             -
Stockholders' equity (deficit)                      $   (7,923)   $  (16,207)   $   51,875     $  128,882    $  123,711
Book value per share                                $    (1.23)   $    (2.62)   $     8.40     $    20.97    $    20.25
Shares outstanding at year-end                           6,457         6,191         6,172          6,145         6,108
-----------------------------------------------------------------------------------------------------------------------

(a) Excluding callable debt of $271,307.

MARKET AND DIVIDEND DATA
                                                               MARKET PRICE
QUARTER ENDED                                          HIGH                    LOW         DIVIDENDS
----------------------------------------------------------------------------------------------------
July 1, 2001                                          $ 9.02                  $5.00            -
September 30, 2001                                     14.79                   8.60            -
December 30, 2001                                      13.50                   9.60            -
March 31, 2002                                         10.20                   8.90            -
------------------------------------------------------------------------------------------------
June 30, 2002                                          11.39                   8.70            -
September 29, 2002                                     13.59                   9.98            -
December 29, 2002                                      13.50                   9.95            -
March 31, 2003                                         10.48                   5.30            -
------------------------------------------------------------------------------------------------

2003 ANNUAL REPORT                                                          1

FELLOW SHAREHOLDERS

As our company enters the new fiscal year, our restructuring and associated divestitures are complete, our management team has been reconfigured, and our outlook for the future is bright. While smaller, we believe that our highly focused company is now positioned to grow, prosper, and create value for its owners, rewarding careers for its employees, and leading-edge products and services for its customers.

[PHOTO OF MICHAEL J. BERTHELOT AND ROBERT L. G. WHITE]

Michael J. Berthelot, Chairman (left) Robert L. G. White, President and CEO (right)

Our business is now composed solely of Breeze-Eastern, the world's leading designer, manufacturer, and servicer of helicopter rescue hoists, cargo winches and cargo hooks. As such, 95% of our revenues are derived as the sole-source to government agencies, both military and civil, for our products and services across the globe.

The fiscal 2003 financial statements are difficult to follow as they reflect the impact of the divestiture of several business units, the refinancing of senior debt, the change in terms of subordinated debt, and the elimination of most positions in our corporate office. Breeze-Eastern, which is our sole continuing operation, had record levels of new orders, sales, backlog, and operating profit during fiscal 2003. These solid results, however, were more than offset by expenses associated with our restructuring activities, resulting in a loss from continuing operations of $3.9 million, or $.61 per share. Sales for fiscal 2003 were up 15% to $55.0 million versus fiscal 2002. Operating income from continuing operations, exclusive of nonrecurring, non-operating gains and losses and gains from financial derivatives, was up 84%. Net income for fiscal 2003, including a $13.1 million gain from discontinued operations attributable to our divestitures, was $1.47 per share.

Our vision for the future is to have TransTechnology recognized as the pre-eminent designer, manufacturer and servicer of sophisticated lifting equipment for the aerospace and defense markets. Our business plan is to command market leadership through design, engineering, and superior customer service. We will strive to maintain operating agility and to keep our high-quality people challenged as to personal growth and sustained performance while also maintaining a focus on cash generation. Our ability to double sales and operating income over the next five years - initially solely through organic growth, and, in later years, supplemented by acquisitions of niche products and technologies - will be our measure of success.

Our effort to remain at the forefront of our industry is illustrated by our annual engineering budget. Last year, engineering and development spending amounted to $4.1 million, or 7.5% of sales. This spending level has been maintained for several years, even in those years when cash flow was tightest. It was this devotion to engineering expertise that allowed us not only to introduce new rescue hoist and cargo winch products this past year, but also to expand our efforts into weapons handling systems. Our extended product line has already seen several new introductions, including the HLU-196 Bomb Hoist, which went from concept to delivery in only two years. Almost $5.8 million of these bomb hoists were shipped in fiscal 2003, with a remaining backlog of $11.2 million to be shipped in fiscal 2004. Weapons loading hoists for the Line of Sight Anti-Tank Weapon, the High Mobility Artillery Rocket System, and the Unmanned Combat Air Vehicle represent substantial opportunities for future growth.

2                                                    TRANSTECHNOLOGY CORPORATION

[PHOTO OF HELICOPTER]

OUR VISION FOR THE FUTURE IS THAT TRANSTECHNOLOGY WILL BE RECOGNIZED AS THE PRE-EMINENT DESIGNER, MANUFACTURER AND SERVICE PROVIDER OF SOPHISTICATED LIFTING EQUIPMENT FOR THE AEROSPACE AND DEFENSE MARKETS.

In addition to the development of the weapons handling product line, this past year saw us win the largest single rescue hoist contract awarded by the U.S. Navy in recent memory. The award, for 102 BL-27100-85 rescue hoists for the Sea Hawk helicopter made by Sikorsky, will begin to ship in fiscal 2004 and run into fiscal 2005. The receipt of such large orders provides a solid base for future sales of aftermarket products in the form of spare parts, repairs, and overhaul services.

Our biggest challenge remains the restructuring of our balance sheet. The $53.3 million of very high-rate subordinated debt outstanding at the end of fiscal 2003 is our single most pressing challenge, and, at the same time, opportunity. Our forecast for fiscal 2004 is that this debt could result in pre-tax interest and amortization costs of almost $1.70 per share, and anything we can do to reduce this high level of interest will be immediately beneficial to our company, its customers, employees, and shareholders. We are dedicated to completing this last piece of our restructuring effort as quickly as possible. It is our belief that, at this point in time, there is nothing else we can do that would create more value for all of our stakeholders.

Our workforce is one of the most productive in the industry. Highly skilled, well trained, and motivated by producing products that help save lives in any number of ways, each and every one of our employees makes a valuable contribution to our company and our nation daily. We are very proud of them and their commitment to customer service, product quality, and excellence. We were saddened this past year to lose one of our most valued and committed customer-service representatives, Nadine Schumann-Mahoney, who passed away in February. An example to us all, Nadine was completely dedicated to her customers, and would move mountains to help them in any way she could. She will be missed by all those whose paths she crossed.

We would also like to thank our entire Board of Directors, which has dedicated itself to the hard work and effort required to guide our company through the difficulties of the past two years. Unselfish of their time, counsel, and assistance, our Board members are one of our company's hidden strengths.

Finally, we thank you, the shareholders, who have placed your trust, confidence, and resources in our hands. We appreciate your support and are making every effort to see that TransTechnology regains its position of leadership in the creation of value for all of its stakeholders.

/s/ Robert L. G. White        /s/ Michael J. Berthelot
Robert L. G. White            Michael J. Berthelot
President and                 Chairman
Chief Executive Officer

[PHOTO OF RESCUED INJURED MAN]

2003 ANNUAL REPORT                                                             3

BREEZE-EASTERN

TransTechnology Corporation's Breeze-Eastern unit is the world's leading designer, manufacturer, and service provider of rescue hoists and cargo hooks for helicopters as well as cargo winches for both helicopters and fixed wing aircraft. Breeze-Eastern has been the industry standard almost since the origination of helicopters, having worked with Igor Sikorsky in the 1940s to develop a rudimentary hoist for use on his first search and rescue aircraft. Breeze-Eastern has provided more than 20,000 rescue hoists, cargo winches, and cargo hooks used by government agencies, both military and civil, around the world. Rapid inroads are now being made by Breeze-Eastern into an additional niche market for its sophisticated lifting technology - weapons handling systems.

RESCUE HOISTS AND CARGO WINCHES

The largest product line within the company, these products are high performance, highly engineered, and built to exacting standards. Rescue hoists, which are mission-specific equipment, are in use in approximately one in four medium- and heavy-lift government-owned helicopters throughout the world. They are used to raise or lower personnel in a rescue, insertion, or extraction operation. Our newest product, the HS-29900 electric hoist, has an unlimited duty cycle and, using a 290-foot cable, can operate at speeds of 350 feet per minute in hostile environments. The HS-29900 hoists are currently in use on the most popular and widely used utility helicopters in the world, such as the Sikorsky H60 Black Hawk, Boeing CH47 Chinook, AgustaWestland EH101, Eurocopter AS332 Super Puma, and the Russian MIL171.

[PHOTO OF HELICOPTER]

The Agusta A109K2 helicopters used by the Swiss Government Rescue Agency REGA are all equipped with the Breeze-Eastern 450 lb. electric hoist.

Recently, Breeze-Eastern was the first to offer a double rescue hoist. This new unit, in use by the Canadian Maritime Authority on its fleet of EH-101 helicopters, allows redundancy for rescue operations, ensuring that the mission can be accomplished even if one of the hoists becomes entangled or otherwise disabled. Breeze-Eastern's engineering department has also developed several product enhancements for existing hoists, including lighted hooks, cable-foul sensors, slip clutches, and crushable bumpers, each of which adds to the safety and ease of operating the equipment.

[PHOTO OF HELICOPTER]

The Norwegian Sea King MK43 Search and Rescue helicopters are equipped with a double rescue hoist system produced by Breeze-Eastern. Photograph courtesy of The Shephard Press Limited/The Norwegian Defense Mediacentre.

Breeze-Eastern cargo winches are used to move cargo horizontally within either fixed wing aircraft or helicopters. They generally have a less than 3,000-pound capacity and are used in aircraft such as the Boeing C-17 and EADS-CASA 235 for parachute line retrieval and for moving small loads within the aircraft. The V-22 Osprey, currently in operational evaluation by the U.S. Marine Corps, the AgustaWestland EH101, Lockheed Martin Alenia C27J Spartan, and EADS-CASA C295 are some of the new platforms that will use Breeze-Eastern cargo winches.

CARGO HOOKS

Breeze-Eastern is the world leader in medium- and heavy-lift cargo hooks. These fixed devices, found on the bottom exterior along the centerline of the helicopter, are used for lift or delivery using pendants that attach to the load. Typical loads range from pallets of ammunition, food and supplies, to aircraft,

4                                                    TRANSTECHNOLOGY CORPORATION
vehicles, or artillery pieces. Capable of carrying loads of up to 36,000 pounds
- the largest capacity in the industry - Breeze-Eastern cargo hooks can be found on all of the world's heavy-lift helicopters, including the Boeing CH-47 and Sikorsky SH-53 Super Stallion, and all Sikorsky H-60 Hawk series helicopters, the workhorses of the U.S. Army, Navy and Marine Corps for delivering material and equipment to troops in the field. Breeze-Eastern cargo hooks can also be found on the Agusta Bell AB139, Agusta Bell AB412, and Eurocopter AS350 series.

[PHOTO OF HELICOPTER]

U.S. Marine CH-53E Super Stallion, manufactured by Sikorsky, equipped with Breeze-Eastern cargo hook system which provides heavy-lift operations up to 16 tons.

WEAPONS HANDLING EQUIPMENT

Breeze-Eastern's newest and fastest growing product line is weapons handling systems. For the past 20 years, Breeze-Eastern has been the sole-source supplier of more than $100 million of loading equipment for Lockheed Martin's Multiple Launch Rocket System ("MLRS"), widely used during the 1991 Gulf War and Operation Iraqi Freedom in 2003. Building upon the basic technology used in rescue hoists and cargo winches, i.e., a motor, cable, drum and transmission, Breeze-Eastern has developed loading systems for several newly introduced weapons platforms. The High Mobility Artillery Rocket System that is a smaller version of the MLRS; the Line of Sight Anti-Tank Weapon, a HumVee mounted kinetic energy missile system; and the Unmanned Combat Air Vehicle, expected to be a primary combat bomber in the future, all use Breeze-Eastern weapon loading devices. Breeze-Eastern's HLU-196 Bomb Hoist, developed from concept to delivered product in less than two years, will become standard equipment on all U.S. Navy aircraft carriers. The first $5.8 million of these units were shipped during fiscal 2003 and Breeze-Eastern has received a total of $18.3 million of orders for this new product. Although already considered a market leader, Breeze-Eastern currently has less than 10% market share in this highly fragmented market and has targeted its new weapons handling product line for substantial growth in the future.

[PHOTO OF HELICOPTER]

The U.S. Air Force and Defense Advanced Research Projects Agency (DARPA) Unmanned Combat Aerial Vehicle (UCAV-A) X-45A, manufactured by the Boeing Company is equipped with the Breeze-Eastern Integral Weapon Bay Hoist.

[PHOTO OF HELICOPTER]

Canada's new Search and Rescue helicopter CH-149 Cormorant, manufactured by AgustaWestland, conducting a training mission with a rescue litter is equipped with a dual Breeze-Eastern HS-29900 rescue hoist system. Photo courtesy of Air Force Public Affairs Team/Department of National Defence.

PRODUCT SUPPORT

Breeze-Eastern's commitment to product support is widely recognized as the best in the business. From the daily quality meeting that is open to customer calls and participation, to the user conferences that bring together front-line operators of Breeze-Eastern equipment around the world, Breeze-Eastern focuses on meeting the current and future needs of its customers while surpassing expectations. Product support and after-market equipment sales generated more than 50% of revenues in fiscal 2003. Product support is a highly visible segment of the Breeze-Eastern business, and one that receives substantial resources from marketing, engineering, manufacturing, quality and finance.

2003 ANNUAL REPORT                                                             5

INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors of TransTechnology Corporation:

We have audited the accompanying consolidated balance sheets of TransTechnology Corporation and subsidiaries as of March 31, 2003 and 2002, and the related statements of consolidated operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TransTechnology Corporation and subsidiaries at March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Parsippany, New Jersey

May 1, 2003 (June 2, 2003 as to the second paragraph of Note 6)

6                                                    TRANSTECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

                                                                                          MARCH 31,
ASSETS                                                                                2003         2002
==========================================================================================================
CURRENT ASSETS:
 Cash and cash equivalents                                                         $   7,104    $       97
 Accounts receivable (net of allowance for doubtful accounts of
  $65 and $341 in 2003 and 2002, respectively)                                         6,701         7,840
 Inventories                                                                          19,683        16,869
 Prepaid expenses and other current assets                                             1,364         1,003
 Income tax receivable                                                                   363         7,600
 Deferred income taxes                                                                 1,289         1,538
 Assets held for sale                                                                      -        64,977
----------------------------------------------------------------------------------------------------------
       Total current assets                                                           36,504        99,924
----------------------------------------------------------------------------------------------------------
PROPERTY:
 Land                                                                                    534           534
 Buildings                                                                             4,004         3,919
 Machinery and equipment                                                               4,544         4,548
 Furniture and fixtures                                                                3,639         3,521
----------------------------------------------------------------------------------------------------------
     Total                                                                            12,721        12,522
 Less accumulated depreciation and amortization                                       10,372        10,215
----------------------------------------------------------------------------------------------------------
       Property - net                                                                  2,349         2,307
----------------------------------------------------------------------------------------------------------
OTHER ASSETS:
 Deferred income taxes                                                                30,712        29,266
 Other                                                                                15,558        13,249
----------------------------------------------------------------------------------------------------------
       Total other assets                                                             46,270        42,515
----------------------------------------------------------------------------------------------------------
TOTAL                                                                              $  85,123    $  144,746
----------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' DEFICIT
==========================================================================================================
CURRENT LIABILITIES:
 Current portion of long-term debt                                                 $      79    $        -
 Accounts payable - trade                                                              4,954         4,503
 Accrued compensation                                                                  2,847         2,231
 Accrued income taxes                                                                  2,460           449
 Liabilities of discontinued businesses                                                    -        21,142
 Other current liabilities                                                            15,003        14,096
----------------------------------------------------------------------------------------------------------
       Total current liabilities                                                      25,343        42,421
----------------------------------------------------------------------------------------------------------
LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS                                            53,487       107,564
----------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                  1,332         1,188
----------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                                           11,601         9,780
----------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 10 and 11)
----------------------------------------------------------------------------------------------------------
REDEEMABLE COMMON STOCK                                                                1,283             -
----------------------------------------------------------------------------------------------------------
STOCKHOLDERS' DEFICIT:
 Preferred stock - authorized, 300,000 shares; none issued                                 -             -
 Common stock - authorized, 14,700,000 shares of $.01 par value, issued,
  7,018,299 and 6,739,264 shares in 2003 and 2002, respectively                           70            67
 Additional paid-in capital                                                           74,283        78,286
 Notes receivable from officer                                                             -          (123)
 Accumulated deficit                                                                 (72,993)      (82,227)
 Accumulated other comprehensive loss                                                      -        (2,888)
 Unearned compensation                                                                   (43)         (236)
----------------------------------------------------------------------------------------------------------
                                                                                       1,317        (7,121)
Less treasury stock, at cost - 560,964 and 548,186 shares in 2003 and
 2002, respectively                                                                   (9,240)       (9,086)
----------------------------------------------------------------------------------------------------------
       Total stockholders' deficit                                                    (7,923)      (16,207)
----------------------------------------------------------------------------------------------------------
TOTAL                                                                              $  85,123    $  144,746
==========================================================================================================

See notes to consolidated financial statements.

2003 ANNUAL REPORT                                                             7

STATEMENTS OF CONSOLIDATED OPERATIONS
(In thousands, except share data)

                                                                             YEARS ENDED MARCH 31,
                                                                      2003         2002             2001
-----------------------------------------------------------------------------------------------------------
Net sales                                                          $   54,996   $   47,786       $   47,775
Cost of sales                                                          30,426       26,900           27,770
-----------------------------------------------------------------------------------------------------------
         Gross profit                                                  24,570       20,886           20,005
General, administrative and selling expenses                           17,605       16,807           20,154
Interest expense                                                        9,158        4,931            2,789
Interest and other expense (income) - net                                  18       (1,536)            (156)
Unrealized gain on warrants                                            (1,967)           -                -
Forbearance fees                                                          764        2,651                -
Charges related to debt reduction                                       3,735            -                -
Corporate office restructuring charge                                   2,696        1,629           11,165
-----------------------------------------------------------------------------------------------------------
Loss from continuing operations before income taxes                    (7,439)      (3,596)         (13,947)
Income tax benefit                                                     (3,574)      (1,366)          (5,191)
-----------------------------------------------------------------------------------------------------------
Loss from continuing operations                                        (3,865)      (2,230)          (8,756)
Discontinued operations:
 Income from sale of businesses and income (loss) from
  operations of discontinued businesses (less applicable
  income taxes (benefit) of $8,012 and ($5,661)
  for 2002 and 2001, respectively).                                         -       16,414          (64,214)
 Income (loss) on disposal of discontinued businesses including provision for operating losses during phase out periods (less applicable income taxes (benefit) of $3,083 and ($40,271)
  for 2003 and 2002, respectively).                                    13,099      (85,965)               -
-----------------------------------------------------------------------------------------------------------
Net income (loss)                                                  $    9,234   $  (71,781)      $  (72,970)
-----------------------------------------------------------------------------------------------------------
Earnings (loss) per share:
 Basic:
  Loss from continuing operations                                  $    (0.61)  $    (0.36)      $    (1.42)
  Income (loss) from discontinued operations                             2.08       (11.25)          (10.41)
-----------------------------------------------------------------------------------------------------------
Net income (loss) per share                                        $     1.47   $   (11.61)      $   (11.83)
-----------------------------------------------------------------------------------------------------------
Diluted:
 Loss from continuing operations                                   $    (0.61)  $    (0.36)      $    (1.42)
 Income (loss) from discontinued operations                              2.08       (11.25)          (10.41)
-----------------------------------------------------------------------------------------------------------
Net income (loss) per share                                        $     1.47   $   (11.61)      $   (11.83)
-----------------------------------------------------------------------------------------------------------
Weighted - average basic shares outstanding                         6,303,000    6,181,000        6,167,000
Weighted - average diluted shares outstanding                       6,303,000    6,181,000        6,167,000

See notes to consolidated financial statements.

8                                                    TRANSTECHNOLOGY CORPORATION

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In thousands)

                                                                             YEARS ENDED MARCH 31,
                                                                      2003             2002            2001
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income (loss)                                                 $    9,234      $   (71,781)    $   (72,970)
 Adjustments to reconcile net income (loss) to net cash
  (used in) provided by operating activities:
  Net (income) loss from discontinued operations, including
   asset impairments                                                  (13,099)          85,965          64,214
  Gain on sale of discontinued businesses, net of tax                       -          (16,414)              -
  Depreciation and amortization                                         2,367            2,546           3,533
  Change in net assets of discontinued companies                       (5,857)          17,463          23,751
  Write-off of unamortized loan fees                                    2,199                -               -
  Warrant mark-to-market adjustment                                     1,967                -               -
  Noncash interest expense                                              3,263            2,528           1,484
  (Reduction of) provision for losses on accounts and notes
   receivable, and cost investments                                      (276)             321           9,271
  Loss (gain) on sale or disposal of fixed assets                           7           (1,352)              5
  Changes in assets and liabilities - excluding the effects
  of acquisitions and dispositions:
  Decrease (increase) in accounts receivable
   and other receivables                                                8,602             (816)         (6,983)
  (Increase) decrease in inventories                                   (2,814)          (1,923)              1
  Increase in deferred taxes, net                                      (2,608)         (22,041)         (7,602)
  Increase in other assets                                             (4,524)            (849)         (3,121)
  Increase in accounts payable                                            451              463             159
  Increase (decrease) in accrued compensation                             616              (38)            663
  Increase (decrease) in income taxes payable                           2,011           (2,745)         (2,604)
  (Decrease) increase in other liabilities                             (2,263)           8,877           5,158
--------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                      (724)             204          14,959
--------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Capital expenditures                                                    (588)            (184)           (203)
 Proceeds from sale of businesses                                      67,425          162,200               -
 Proceeds from sale of fixed assets                                         1            2,233               -
 (Increase) decrease in notes and other receivables                      (980)              75             252
--------------------------------------------------------------------------------------------------------------
Net cash provided by investing activities                              65,858          164,324              49
--------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Payments on long-term debt                                           (49,729)         (38,750)        (82,500)
 Proceeds from long-term debt and bridge loan                          20,500                -          75,000
 Proceeds from (repayments on) other debt, net                        (28,819)        (128,097)          1,460
 Debt issue costs                                                           -                -          (6,276)
 Exercise of stock options and other                                      (79)              79               -
 Dividends paid                                                             -                -          (1,198)
--------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                 (58,127)        (166,768)        (13,514)
Increase (decrease) in cash and cash equivalents                        7,007           (2,240)          1,494
Cash and cash equivalents at beginning of year                             97            2,337             843
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $    7,104      $        97     $     2,337
--------------------------------------------------------------------------------------------------------------
Supplemental information:
 Interest payments                                                 $   16,975      $    24,573     $    29,475
 Income tax payments                                               $      266      $       919     $     2,658
 Increase in senior subordinated note for paid-in-kind
  interest expense                                                 $    2,672      $     2,316     $     1,332
 Warrants issued                                                   $        -      $         -     $       214
--------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

2003 ANNUAL REPORT                                                          9

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except share data)

                                                                      RETAINED      NOTES      ACCUMULATED
  YEARS ENDED                                            ADDITIONAL   EARNINGS    RECEIVABLE      OTHER     UNEARNED     TOTAL
MARCH 31, 2003,         COMMON STOCK     TREASURY STOCK   PAID-IN   (ACCUMULATED     FROM     COMPREHENSIVE  COMPEN- COMPREHENSIVE
 2002 AND 2001         SHARES  AMOUNT   SHARES    AMOUNT  CAPITAL      DEFICIT)    OFFICERS   INCOME (LOSS)  SATION  INCOME (LOSS)
==================================================================================================================================
BALANCE,
 MARCH 31,
 2000                6,691,232  $67   (546,394) $(9,069) $  77,587  $    63,722           -  $      (3,157)  $(267)
 Net loss                    -    -          -        -          -      (72,970)          -              -       -     $(72,970)
 Other
  comprehensive
  loss:
  Minimum
   pension
   liability
   adjustment
   (net of taxes
   of $685)                  -    -          -        -          -            -           -         (1,141)      -       (1,141)
  Currency
   translation
   adjustment
   (net of taxes
   of $1,093)                -    -          -        -          -            -           -         (2,029)      -       (2,029)
  Unrealized
   investment
   holding loss              -    -          -        -          -            -           -             (6)      -           (6)
  Less:
   reclassification
   adjustment for
   gains included
   in net loss               -    -          -        -          -            -           -             10       -           10
  Cash dividends
   ($.195 per
   share)                    -    -          -        -          -       (1,198)          -              -       -            -
  Issuance of
   warrants under
   mezzanine debt            -    -          -        -        214            -           -              -       -            -
  Issuance of
   stock under
   stock option
   plan/other           15,000    -          -        -        171            -        (191)             -       -            -
  Issuance of
   stock under
   bonus plan           12,382    -        (34)      (1)       119            -           -              -      14            -
----------------------------------------------------------------------------------------------------------------------------------
BALANCE,
 MARCH 31,
 2001                6,718,614   67   (546,428)  (9,070)    78,091      (10,446)       (191)        (6,323)   (253)    $(76,136)
                                                                                                                       ========
 Net loss                    -    -          -        -          -      (71,781)          -              -       -     $(71,781)
 Other
  comprehensive
  loss:
  Reclassification
   adjustment
   for minimum
   pension
   liability
   from sale
   of business               -    -          -        -          -            -           -          1,141       -        1,141
  Currency
   translation
   adjustment
   (net of taxes
   of $349)                  -    -          -        -          -            -           -           (647)      -         (647)
  Less:
   reclassification
   adjustment for
   sale of foreign
   subsidiaries              -    -          -        -          -            -           -          2,941       -        2,941
  Issuance of
   stock under
   stock option
   plan/other           10,356    -          -        -         92            -          68              -       -            -
  Issuance of
   stock under
   bonus plan           10,294    -     (1,758)     (16)       103            -           -              -      17            -
----------------------------------------------------------------------------------------------------------------------------------
BALANCE,
 MARCH 31,
 2002                6,739,264   67   (548,186)  (9,086)    78,286      (82,227)       (123)        (2,888)   (236)    $(68,346)
                                                                                                                       ========
 Net income                  -    -          -        -          -        9,234           -              -       -     $  9,234
 Other
  comprehensive
  income:
  Currency
   translation
   adjustment                -    -          -        -          -            -           -            (86)      -          (86)
  Less:
   reclassification
   adjustment on
   deferred
   tax on currency
   translation
   adjustment                -    -          -        -          -            -           -         (1,555)      -       (1,555)
  Less:
   reclassification
   adjustment for
   sale of foreign
   subsidiaries              -    -          -        -          -            -           -          4,529       -        4,529
 Loan repayment by
   officer                   -    -          -        -          -            -         123              -       -            -
 Warrant adjustment          -    -          -        -     (4,547)
 Issuance of stock
  from warrant
  exercise             256,561    3          -        -        393            -           -              -       -            -
 Issuance of stock
  under stock
  option
  plan/other            14,066    -     (5,138)     (56)        63            -           -              -       -            -
 Issuance of
  stock under
  bonus plan             8,408    -     (7,640)     (98)        88            -           -              -     193            -
----------------------------------------------------------------------------------------------------------------------------------
BALANCE,
 MARCH 31,
 2003                7,018,299  $70   (560,964) $(9,240) $  74,283  $   (72,993) $        -  $           -   $ (43)    $ 12,122
==================================================================================================================================

See notes to consolidated financial statements.

10                                                   TRANSTECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING PRINCIPLES

BUSINESS - The fiscal year of TransTechnology Corporation (the "Company") ends on March 31. Accordingly, all references to years in the Notes to Consolidated Financial Statements refer to the fiscal year ended March 31 of the indicated year unless otherwise specified.

As a result of a restructuring program completed by the Company during 2003, the Company has reclassified all of the business units that made up its Specialty Fastener segment in prior years and its Aerospace Rivet Manufacturers Corporation and Norco Inc. businesses, which had been included in its Aerospace Products segment, as discontinued operations. All references related to ongoing operations, or the Company, refer only to continuing operations, which consists of the Breeze-Eastern division.

The company, which has one manufacturing facility in the United States, develops, manufactures, sells and services a complete line of sophisticated lifting and restraining products, principally performance critical helicopter rescue hoist and cargo hook systems, winches and hoists for aircraft and weapons systems.

USE OF ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

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

PROPERTY AND RELATED DEPRECIATION AND AMORTIZATION - Property is recorded at cost. Provisions for depreciation are made on a straight-line basis over the estimated useful lives of depreciable assets ranging from three to thirty years. Depreciation expense for the years ended March 31, 2003, 2002 and 2001 was $0.5 million, $0.6 million and $0.8 million, respectively. During 2002 the Company sold excess real estate realizing a gain of $1.3 million that is included in other income.

EARNINGS PER SHARE ("EPS") - The computation of basis earnings per share is based on the weighted-average number of common shares outstanding. The computation of diluted earnings per share assumes the foregoing and, in addition, the exercise of all dilutive stock options using the treasury stock method.

The components of the denominator for basic earnings per common share and diluted earnings per common share are reconciled as follows:

                                  2003          2002          2001
Basic earnings per
 common share:
  Weighted-average common
    shares outstanding         6,303,000     6,181,000     6,167,000
                               -------------------------------------
Diluted earnings per
 common share:
  Weighted-average common
    shares outstanding         6,303,000     6,181,000     6,167,000
  Stock options                        -             -             -
                               -------------------------------------
Denominator for diluted
 earnings per common share     6,303,000     6,181,000     6,167,000
                               -------------------------------------

Options to purchase 311,411 shares of common stock at prices between $8.84 and $27.88 were outstanding during 2003 but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares. Similarly, during 2002 options to purchase 450,183 shares of common stock at prices between $8.84 and $27.88 were outstanding but were not included in the computation of diluted EPS. During 2001, options to purchase 505,971 shares of common stock at price between $8.84 and $27.88 were outstanding but were not included in the computation of diluted EPS.

RESEARCH, DEVELOPMENT AND ENGINEERING COSTS - Research and development costs and engineering costs, which are charged to expense when incurred, amounted to $2.3 million, $1.7 million and $1.5 million in 2003, 2002 and 2001, respectively. Included in these amounts were expenditures of $1.7 million, $1.2 million and $1.2 million in 2003, 2002 and 2001, respectively, which represent costs related to research and development activities.

FOREIGN CURRENCY TRANSLATION - The assets and liabilities of the Company's international operations have been translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated as a separate component of accumulated other comprehensive loss. Income and expense items are converted into U.S. dollars at average rates or exchange prevailing during the year. Cumulative translation adjustments related to businesses which have been sold have been reflected in the operating results from discontinued operations.

2003 ANNUAL REPORT                                                            11

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company periodically assesses recoverability of deferred tax assets and provisions for valuation allowances are made as required.

FINANCIAL INSTRUMENTS - The Company does not hold or issue financial instruments for trading purposes. The estimated liability relating to interest rate swap agreements was accrued during 2002. These agreements were terminated and settled in 2003.

STOCK-BASED COMPENSATION - In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148") which amends SFAS No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. The transition guidance and disclosure requirements are effective for fiscal years ending after December 15, 2002. The adoption of this statement will not have a material effect on the Company's financial position or results of operations.

Following is a summary of the proforma effect on earnings under SFAS 123 (in thousands except per share amounts):

                                                              2003        2002         2001
Net income (loss) applicable to common shares,
  as reported                                              $  9,234    $(71,781)   $  (72,970)

Deduct: Total stock-based employee compensation
  expense determined under fair value based method for
  all awards, net of related tax effects                       (224)       (660)         (351)
                                                           ----------------------------------
                                                           $  9,010    $(72,441)   $  (73,321)
                                                           ==================================
Net loss per share:
Basic and diluted - as reported                            $   1.47    $ (11.61)   $   (11.83)
                                                           ==================================
Basic and diluted - proforma                               $   1.43    $ (11.72)   $   (11.89)
                                                           ==================================

NEW ACCOUNTING STANDARDS - In May 2003 FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," that improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statement of financial position. This statement is effective for the Company's fiscal quarter beginning June 30, 2003. Management does not believe adoption of this standard will have a material impact on the Company's financial position or results of operations.

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" that amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. With certain exceptions, SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003. Management does not believe adoption of this standard will have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation defines when a business enterprise must consolidate a variable interest entity. This interpretation applies immediately to variable interest entities created after January 31,2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to entities in which an enterprise holds a variable interest that it acquired before February 1,2003. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also enhances guarantor's disclosure requirements to be made in its interim and annual financial statements about its obligations under certain guarantees it has issued. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31,2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15,2002. In the normal course of business, the Company does not issue guarantees to third parties; accordingly, this interpretation will not have an effect on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities. " SFAS 146 requires the recognition of a liability for costs associated with an exit plan or disposal activity when incurred and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which allowed recognition at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by the Company after December 31, 2002. The adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was approved by the FASB. Among other things, this statement requires that gains or losses on the extinguishment of debt will generally be required to be reported as a component of income from continuing operations and will no longer be classified as an

12                                                   TRANSTECHNOLOGY CORPORATION
extraordinary item. The Company's financial statements for the periods prior to March 31, 2001, have been reclassified to include losses previously recorded as an extraordinary item as a component of income from continuing operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this statement will not have a material effect on the Company's financial position or results of operations.

IMPAIRMENT OF LONG-LIVED ASSETS - Long-lived assets (excluding financial instruments and deferred tax assets) and certain identifiable intangibles to be held and used are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such circumstances include, but are not limited to, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used or a significant physical change in an asset, a significant adverse change in legal factors or in the business climate that could affect the value of an asset, or an adverse action or assessment by a regulator. If a review for recoverability is necessary, the Company estimates the future cash flows expected to result from the use of the asset. In performing these estimates, the Company groups its assets at the lowest level for which there are identifiable cash flows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Any impairment loss recognized is measured as the excess of the carrying amount of the asset over the fair value of the asset.

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

A portion of the Company's interest expense has been allocated to discontinued operations based upon the net asset balances attributable to those operations. Interest expense allocated to discontinued operations was $6.3 million, $20.1 million and $31.6 million, in 2003, 2002 and 2001, respectively. Income taxes have been allocated to discontinued operations based on the estimated tax attributes of the income and assets of the underlying discontinued businesses.

On July 10, 2001, the Company sold its Breeze Industrial and Pebra hose clamp businesses to Industrial Growth Partners and members of Breeze Industrial's management for $46.2 million, which was paid in cash. In a related transaction, the Company sold the real estate occupied by Breeze Industrial to a quasi-governmental organization for $2.0 million which the Company may, under certain circumstances, be required to repurchase for $1 million in fiscal 2006. Proceeds from the sales were used to repay borrowings outstanding under the Company's then current Credit Facility (the Fleet Credit Facility).

On December 5, 2001, the Company sold its TransTechnology Engineered Components ("TTEC") businesses to a company formed by affiliates of Kohlberg & Company, L.L.C. for $98.5 million, of which $96.0 million was cash and the balance the assumption of certain liabilities related to the purchased businesses. The cash proceeds of the sale were used to repay borrowings outstanding under the Fleet Credit Facility. In the fiscal quarter ended September 30, 2001, as part of its restructuring program, the Company reported a pre-tax asset impairment charge for TTEC in the amount of $85.8 million to reduce the carrying value of these businesses to estimated fair market value. This noncash charge was specifically related to the write-down of goodwill. The sale proceeds of TTEC approximated its adjusted carrying value.

On February 21, 2002, the Company sold its Seeger-Orbis retaining ring business in Germany to Barnes Group Inc. for $20.0 million cash. The net proceeds of the sale were used to repay borrowings outstanding under the Fleet Credit Facility.

On April 16, 2002, the Company sold its Aerospace Rivet Manufacturers Corporation subsidiary to Allfast Fastening Systems, Inc. for $3.2 million cash. The net proceeds of the sale were used to repay borrowings outstanding under the Fleet Credit Facility.

On May 30, 2002, the Company completed the sale of substantially all of the net assets of its U.S. retaining ring business to SeaView Capital LLC for $2.9 million of cash, a promissory note of $0.8 million and warrants for 5% of the equity of the purchaser. The net proceeds of the sale were used to repay borrowings outstanding under the Fleet Credit Facility.

On January 3, 2003, the Company completed the sale of TCR Corporation for cash consideration of $10.0 million, plus the assumption of certain liabilities, to an affiliate of MidMark Capital LLC. The net proceeds of the sale were used to repay borrowings outstanding under the New Senior Credit Facility.

On February 24, 2003, the Company sold Norco Inc. for $51.0 million cash and a $1.0 million reimbursement for certain income taxes payable as a result of the transaction to a wholly-owned subsidiary of TransDigm Inc. The net cash proceeds were used to retire senior debt under the New Senior Credit Facility and partially repay subordinated debt.

2003 ANNUAL REPORT                                                            13

Net sales and losses from the discontinued operations were as follows (in thousands):

                                2003          2002           2001
Net sales                    $  48,146     $ 185,888      $ 280,296
                             --------------------------------------
Loss on disposal of
 discontinued businesses
 including provision for
 operating losses during
 phase out period            $       -     $(126,236)     $       -

Income from sale of
 businesses and income
 (loss) from operations
 of discontinued
 businesses prior to
 phase out period               16,182        24,426        (69,875)

Income tax provision
 (benefit)                       3,038       (32,259)        (5,661)
                             --------------------------------------
Net income (loss) from
 discontinued operations     $  13,099     $ (69,551)     $ (64,214)
                             --------------------------------------

The 2003 gain was comprised of $8.2 million of charges to reflect the amounts ultimately realized from the sales of discontinued businesses; $7.0 million of actual operating income of the discontinued businesses; a gain of $28.5 million from the sale of Norco, Inc.; $6.3 million of allocated interest expense; $0.2 million for the final settlement of interest rate swap contracts; and a noncash charge of $4.6 million associated with the recognition of accumulated currency translation losses from the sale of the Brazilian operation. These gains and losses, which aggregated a net gain of $16.2 million, were reduced by a tax provision of $3.1 million. The 2002 loss was comprised of $110.3 million of impairment charges related to reducing the carrying values of the discontinued businesses to their estimated net realizable values; $12.0 million of actual operating income of the discontinued businesses through their expected divestiture dates; $20.1 million of allocated interest expense; $8.4 million from the write-off of capitalized loan fees and the mark-to-market of interest rate swaps; $24.7 million of gains recognized on the sale of certain business units; and, $0.2 million of other income or credits associated with the discontinued operations. These gains and losses, which aggregated a net loss of $101.9 million, were reduced by a tax benefit of $32.3 million. The fiscal 2001 loss from discontinued operations consisted of $67.9 million of impairment charges; $29.6 million of operating income of the discontinued businesses; and $31.6 million of allocated interest expense. These fiscal 2001 losses, which aggregated $69.9 million, were reduced by a tax benefit of $5.7 million.

Assets and liabilities of discontinued businesses at March 2002 were comprised of current assets of $34,206, property of $12,407 and other assets of $18,364, offset by current liabilities of $19,883 and $1,259 of long-term liabilities.

In fiscal 2003 and 2002, the Company recognized charges of $2.7 million and $1.6 million, respectively, for severance and other costs related to the corporate office restructuring. In fiscal 2001, the charge of $11.2 million included costs associated with the corporate office restructuring as well as write offs of notes receivable and worthless investments in companies that had been divested in prior fiscal years.

3. INVENTORIES

Inventories at March 31, consisted of the following (in thousands):

                                       2003         2002
Finished goods                        $     2     $     4
Work in process                         6,105       4,525
Purchased and manufactured parts       13,576      12,340
                                      -------------------
Total                                 $19,683     $16,869
                                      -------------------

4. OTHER CURRENT LIABILITIES

Other current liabilities at March 31, consisted of the following (in thousands):

                                   2003         2002
Interest rate swap obligation     $     -     $ 3,827
Accrued interest                    1,749       2,606
Other                              13,254       7,663
                                  -------------------
Total                             $15,003     $14,096
                                  -------------------

5. INCOME TAXES

The components of total income (loss) from operations (including continuing and discontinued operations) before income taxes were (in thousands):


               2003           2002           2001
Domestic     $   7,011     $ (86,453)     $ (51,288)
Foreign          1,732       (18,952)       (32,534)
             --------------------------------------
Total        $   8,743     $(105,405)     $ (83,822)
             --------------------------------------

The (benefit) provision for income taxes is summarized below(in thousands):

                          2003          2002          2001
Currently (receivable)
 payable:
   Federal              $ (1,038)     $ (9,372)     $ (5,600)
   Foreign                     -            46           105
   State                   1,599           400           452
                        ------------------------------------
                             561        (8,926)       (5,043)
                        ------------------------------------
Deferred                  (1,052)      (29,556)      (15,455)
Valuation allowance            -         4,857         9,646
                        ------------------------------------
                          (1,052)      (24,699)       (5,809)
                        ------------------------------------
Total                   $   (491)     $(33,625)     $(10,852)

14                                                   TRANSTECHNOLOGY CORPORATION

The provision (benefit) for income taxes is allocated between continuing and discontinued operations as summarized below (in thousands):

                       2003        2002        2001
Continuing          $ (3,574)   $ (1,366)   $ (5,191)
Discontinued           3,083     (32,259)     (5,661)
                    --------------------------------
Total               $   (491)   $(33,625)   $(10,852)
                    ================================

The consolidated effective tax rates for continuing operations differ from the federal statutory rates as follows:

                                    2003      2002     2001
Statutory federal rate             (35.0%)  (35.0%)  (35.0%)

State income taxes after
     federal income tax                -      0.6     (0.9)
Earnings of the foreign
     sales corporation              (0.9)       -        -
Gain on warrants                    (9.4)       -        -
Amortization of purchase
     price and impairment not
     deductible for tax purposes     3.0     (0.3)     1.8
AMT credit                             -        -     (3.3)
Other                               (5.7)    (3.3)     0.2
                                   ------------------------
Consolidated effective tax rate    (48.0%)  (38.0%)  (37.2%)
                                   ========================

The following is an analysis of accumulated deferred income taxes (in thousands):

                                           2003        2002
Assets:
    Current:
       Bad debts                         $     25    $    243
       Employee benefit accruals              569         638
       Inventory                              524       1,111
       Other                                  171        (454)
                                         --------------------
           Total current                   1,289       1,538
                                         --------------------
Noncurrent:
      Employee benefit accruals              (961)       (795)
      Environmental                         1,363       1,329
      Accrued liabilities                  (1,225)      1,836
      Net operating loss carryforward      30,537      43,101
      Other                                   998      (1,702)
      Valuation allowance                       -     (14,503)
                                         --------------------
           Total noncurrent                30,712      29,266
                                         --------------------
Total assets                             $ 32,001    $ 30,804
                                         ====================
Liabilities:
       Property                          $  1,332    $  1,188
                                         --------------------
Total liabilities                        $  1,332    $  1,188
                                         ====================
Net deferred tax asset                   $ 30,669    $ 29,616
                                         ====================

The Company has federal and state net operating loss carryforwards of $52.3 million and $73.9 million, respectively, which will be available to offset taxable income during the carryforward period. The tax benefits of these items are reflected in the above analysis of deferred tax assets and liabilities. If not used, some of these carryforwards begin to expire in 2004 through 2023.

6. LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS

Long-term debt payable to banks and others, including current maturities, at March 31 consisted of the following (in thousands):

                                                              2003               2002
Credit agreement - 7.25%                                     $     -           $ 17,000
Credit agreement -  8.0%                                           -              9,562
Credit agreement - 25.0%                                           -              2,500
Senior Subordinated Notes - 18%                               53,329             78,648
Other                                                            237                  -
                                                             --------------------------
                                                              53,566            107,710
Less current maturities                                           79                  -
Less unamortized discount                                          -                146
                                                             ==========================
Total long-term debt                                         $53,487           $107,567
                                                             ==========================

CREDIT FACILITIES - At March 31,2003, the Company has a senior credit facility consisting of a $13.5 million, asset based, revolving credit facility which was established in August 2002 to refinance all remaining obligations outstanding under the Fleet Credit Facility (the "New Senior Credit Facility"). The New Senior Credit Facility, as amended June 2,2003 and which matures August 7,2005, is secured by all of the Company's assets, carries an interest rate of 5.25% and contains customary financial covenants and events of default. The Company was in compliance with the provisions of the facility. Subject to limitations relating to levels of certain assets and reserves for future interest payments, the Company has unused borrowing capacity on the facility of $13.5 million as there were no borrowings outstanding under the facility at March 31,2003.

SENIOR SUBORDINATED NOTES - On August 30,2000, the Company completed a private placement of $75 million of senior subordinated notes (the "Notes") and warrants to purchase shares of the Company's common stock (the "Warrants") to a group of institutional investors (collectively, the "Purchasers"). The Company used the proceeds of the private placement to retire, in full, a $75 million bridge loan held by a group of lenders led by Fleet National Bank. The Notes, as amended in August 2002, are due on August 29, 2005 and bear interest at a rate of 18% per annum subject to adjustments described below, consisting of 13% cash interest on principal, payable quarterly, and 5% interest on principal, payable quarterly in "payment-in-kind" ("PIK") promissory notes. The Company may prepay the Notes after August 29,2001, at a premium initially of 9%, declining to 5%, 3%, and 1% on each of the next succeeding anniversaries of that date. The Notes contain customary financial covenants and events of default, including a cross-default provision to the

2003 ANNUAL REPORT                                                            15

Company's senior debt obligations. At March 31, 2003, the principal balance outstanding on the notes amounted to $53.3 million, which included the original principal amount plus the "payment-in-kind" notes less approximately $28.6 million paid off at the time of the sale of Norco, Inc. At March 31, 2003, the Company was in compliance with the provisions of the Notes.

At issuance, the Warrants entitled the Purchasers to acquire, in the aggregate, 427,602 shares, or approximately 7%, of the common stock of the Company at an exercise price of $9.93 a share. This exercise price represents the average daily closing price of the Company's common stock on the New York Stock Exchange for the thirty (30) days preceding the completion of the private placement. The Warrants must be exercised by August 29, 2010.

Effective with the refinancing of the Company's prior senior credit agreement with the New Senior Credit Facility on August 7, 2002, the purchasers of the senior subordinated notes agreed to amend the notes. Under the amended senior subordinated notes, the Company paid an amendment fee equal to 1% of the outstanding balance of the notes by issuing additional notes and agreed to increase the PIK interest rate on the notes to 5% effective January 1, 2003, with such rate increasing 0.25% each quarter until we retire the notes. Additionally, the Company amended the terms of the warrants to reduce the exercise price of each warrant to provide the holders with a minimum profit on the exercise of the warrants equal to $5.00 per share if the warrants were exercised and sold prior to December 31, 2002. Because the Company did not redeem the warrants prior to December 31, 2002, their exercise price was reduced to $0.01 per share as of that date. In addition, the amended warrants contain a "put" right that allows the holders to cause the Company to purchase the warrants at a price of $5.00 per underlying share up to 120 days following the occurrence of certain "liquidity events." The sale of the Norco, Inc. subsidiary constituted a liquidity event and, accordingly, under the terms of the warrants, as amended, through June 24, 2003, the holders have the right to require the Company to redeem the warrants or repurchase the stock acquired through the exercise of the warrants at a price equal to $5.00 per share. The maximum cash exposure related to these warrants and their put rights, if any, is the $2.1 million that would be required to redeem the unexercised warrants or the underlying shares. The $1.3 million of redeemable common stock reflected on the balance sheet, represents the $5.00 per share put price on that portion of the warrants (approximately 257,000 shares of common stock) which have been exercised by the holders of the warrants. Upon the expiration of the put right, any amount of redeemable common stock for which the put right was not exercised will be used to increase additional paid in capital.

At March 31, 2003, the Company recorded a $2.0 million noncash, non-taxable gain relating to the mark-to-market accounting of the warrants as a derivative. Since the put right attached to the warrants will expire during the first quarter of fiscal 2004, no further gains or losses relating to the warrants will be recorded.

The Company has maturities of long-term debt of $79 thousand, $53.4 million and $79 thousand in 2004, 2005 and 2006, respectively.

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

                                                     TRANSTECHNOLOGY CORPORATION

The following table summarizes stock option activity over the past three years under the plans:

                                                              WEIGHTED
                                                              AVERAGE
                                            NUMBER           EXERCISE
                                           OF SHARES           PRICE
Outstanding at march 31, 2000               489,040           $ 19,56
 Granted                                    151,737              9.74
 Exercised                                  (15,000)            11.38
 Canceled or expired                        (83,606)            20.19
                                            -------
Outstanding at march 31, 2001               542,171             18.25
 Granted                                    159,000              7.63
 Exercised                                  (10,356)             8.84
 Canceled or expired                       (150,268)            18.86
                                            -------
Outstanding at march 31, 2002               540,547             16.30
 Granted                                          -                 -
 Exercised                                  (14,066)             4.45
 Canceled or expired                       (130,540)            18.68
                                            -------
Outstanding at march 31, 2003               395,941             14.42
                                            -------
Options exercisable at March 31, 2001       247,119             20.92
Options exercisable at March 31, 2001       318,189             19.00
Options exercisable at March 31, 2001       286,446             16.88

In 2003, 2002 and 2001 the company awarded restricted stock totaling 8,408 shares, 10,294 shares and 12,382 shares, respectively. The weighted-average fair value of this restricted stock was $10.15, $10.12 and $9.63 in 2003, 2002 and 2001, respectively. The expense recorded in 2003, 2002 and 2001 for restricted stock was $88,000, $98,000 and $120,000 respectively.

No options were granted in 2003.

The weighted-average Black-Scholes value per option granted in 2002 and 2001 was $4.22 and $3.00, respectively. The following weighted-average assumptions were used in the Black-Scholes option pricing model for options granted in 2002 and 2001:

                                             2002              2001
Dividend yield                                0.0%              0.9%
volatility                                   75.6%             38.4%
Risk-free interest rate                       3.3%              6.3%
Expected term of options (in years)           4.0               4.0

For options outstanding and exercisable at March 31, 2003, the exercise price ranges and average remaining lives were:

                                       OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                   ------------------------------------------------------------------------------------------------------
   RANGE OF        NUMBER OUTSTANDING    WEIGHTED AVERAGE     WEIGHTED AVERAGE     NUMBER EXERCISABLE    WEIGHTED AVERAGE
EXERCISE PRICES    AT MARCH 31, 2003     REMAINING LIFE        EXERCISE PRICE       AT MARCH 31, 2003      EXERCISE PRICE
   $   6-10              207,880                 4                 $ 7.93                 98,708               $ 7.90
      10-15                    -                 -                      -                      -                    -
      15-21              119,398                 2                  18.48                119,075                18.48
      21-28               68,663                 1                  27.02                 68,663                27.02
                         -------                                   ------                -------               ------
                         395,941                 2                 $14.42                286,446               $16.88

2003 ANNUAL REPORT                                                           17

NOTES RECEIVABLE FROM OFFICER - Notes receivable from an officer resulted from the exercise of stock options in exchange for notes. Principal and interest were paid in full in February 2003.

8. EMPLOYEE BENEFIT PLANS

The company has a defined contribution plan covering all eligible employees. Contributions are based on certain percentages of an employee's eligible compensation. Expenses related to this plan were $0.6 million, $0.6 million and $0.7 million in 2003, 2002 and 2001, respectively.

The Company provides postretirement benefits to certain union employees. The Company funds these benefits on a pay-as-you-go basis.

(In thousands)

                                POSTRETIREMENT BENEFITS
                               -------------------------
                                  YEAR ENDED MARCH 31,
                               -------------------------
                               2003      2002       2001
COMPONENTS OF NET PERIODIC
  BENEFIT COST:
Service cost                   $ --      $ --      $ --
Interest cost                   114        86        88
Amortization of net loss         51        53        19
                               ------------------------
Net periodic benefit cost      $165      $139      $107
                               ========================
WEIGHTED-AVERAGE
  ASSUMPTION AS OF MARCH 31:
Discount rate                  5.75%     7.25%     7.25%

                                     POSTRETIREMENT BENEFITS
                                     -----------------------
                                       YEAR ENDED MARCH 31,
                                     -----------------------
                                       2003          2002
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of
  year                                $ 1,205      $ 1,258
Service cost                               --           --
Interest cost                             114           86
Actuarial loss                            440           --
Benefits paid                            (131)        (139)
                                      --------------------
Benefit obligation at end of year     $ 1,628      $ 1,205
                                      ====================

                                    POSTRETIREMENT BENEFITS
                                    -----------------------
                                      YEAR ENDED MARCH 31,
                                    -----------------------
                                       2003         2002
RECONCILIATION OF FUNDED STATUS:
Funded status                        $(1,628)     $(1,205)
Unrecognized actuarial loss              648          259
                                     --------------------
Accrued liability                    $  (980)     $  (946)
                                     ====================

For measurement purposes, a 13.5% and 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 2002, respectively. The rate was assumed to decrease gradually to 5.25% by 2011 and remain at that level thereafter. Under the Plan, the actuarially determined effect of a one-percentage point change in the assumed health care cost trend would be as follows:

                                                     ONE                                 ONE
                                                  PERCENTAGE                          PERCENTAGE
                                                    POINT                               POINT
                                                   INCREASE                            DECREASE
Effect on interest cost component                   $  9                                $  (8)
Effect on accumulated
  postretirement benefit obligation                  138                                 (121)

The balance sheet of the Company contains a non-current asset and a non-current liability in the amount of $3.7 million relating to the pension plan of a divested company. These amounts represent the legal liability of the company under German law and the indemnification received from the buyer of the business for that liability.

9. FINANCIAL INSTRUMENTS

INTEREST RATE SWAP AGREEMENTS - The Company had no swap agreements in effect at March 31,2003. The following agreements were in effect at March 31,2002:

                        NOTIONAL
                         AMOUNT                                   RECEIVE                PAY
                     (IN THOUSANDS)          MATURITIES           RATE (1)               RATE
March 31,2002          $25,000                May 2002             1.88%                 5.48%
                        25,000                May 2002             1.88%                 5.48%
                        37,500               March 2003            1.90%                 6.58%
                        37,500               March 2003            1.90%                 6.58%

(1) Based on three-month LIBOR

The company recorded the fair value of these swaps in accrued liabilities at March 31,2002. During 2003, these agreements were terminated and settled as the debt was repaid resulting in a charge of $0.2 million to discounted operations.

18                                                   TRANSTECHNOLOGY CORPORATION

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

ACCOUNTS RECEIVABLE, DEBT, ACCOUNTS PAYABLE AND OTHER LIABILITIES - The carrying amounts of these items approximates their fair value.

CONCENTRATION OF CREDIT RISK - The Company is subject to concentration of credit risk primarily with its trade and notes receivable. The company grants credit to certain customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are provided for in the Company's consolidated financial statements and are within management's expectations and industry averages. As of March 31, 2003, the Company had no other significant concentrations of risk.

10. COMMITMENTS

The Company and its subsidiaries have minimum rental commitments under noncancelable operating leases, primarily leased equipment, as follows (in thousands):

2004                $ 423
2005                  116
2006                  114
2007                   61
2008                   22
                    -----
Total               $ 736
                    =====

Rent expense under operating leases for the years ended March 31, 2003, 2002, and 2001 was $419 thousand, $589 thousand and $515 thousand, respectively.

11. CONTINGENCIES

ENVIRONMENTAL MATTERS - During the fourth quarter of fiscal 2000, the Company presented an environmental cleanup plan for a portion of a site in Pennsylvania which continues to be owned although the related business has been sold. This plan was submitted pursuant to the Consent Order and Agreement with the Pennsylvania Department of Environmental Protection ("PaDEP") concluded in fiscal 1999. Pursuant to the Consent Order, upon its execution the Company paid $0.2 million for past costs, future oversight expenses and in full settlement of claims made by PaDEP related to the environmental remediation of the site with an additional $0.2 million paid in fiscal 2001. A second Consent Order was concluded with PaDEP in the third quarter of fiscal 2001 for another portion of the site, and a third Consent Order for the remainder of the site was concluded in the third quarter of fiscal 2003. The Company is also administering an agreed settlement with the Federal government under which the government pays 50% of the direct and internal environmental response costs associated with a portion of the site. The Company has also reached an agreement in principle with the Federal government and is in the process of finalizing the necessary documentation under which the Federal government will pay 45% of the direct and internal environmental response costs associated with another portion of the site. At March 31, 2003, the Company's cleanup reserve was $2.0 million based on the net present value of future expected cleanup costs. The Company expects that remediation at the Pennsylvania site will not be completed for several years.

The Company also continues to participate in environmental assessments and remediation work at nine other locations, including former facilities of the Company. The Company estimates that its potential cost for implementing corrective action at these sites will not exceed $0.5 million payable over the next several years, and has provided for the estimated costs in its accrual for environmental liabilities. In addition, in the first quarter of fiscal 2003, the Company entered into a consent order for a former facility in New York pursuant to which it is developing a remediation plan for review and approval by the New York Department of Environmental Conservation. The Company has established a reserve of $2.5 million which it believes is adequate.

In addition, the Company has been named as a potentially responsible party in eight environmental proceedings pending in several other states in which it is alleged that the Company was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Company was an owner or operator. Such properties generally relate to businesses which have been sold or discontinued. The Company estimates that its expected future costs, and its estimated proportional share of remedial work to be performed, associated with these proceedings will not exceed $0.2 million and has provided for these estimated costs in its accrual for environmental liabilities.

LITIGATION - The Company is also engaged in various other legal proceedings incidental to its business. It is the opinion of management that, after taking into consideration information furnished by its counsel, the above matters will have no material effect on the Company's consolidated financial position or the results of the Company's operations in future periods.

12. SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in only one business segment, the design, manufacture and sale of equipment for use in the aerospace industry. Approximately 55.1%, 47.3% and 45.3% of sales in 2003, 2002 and 2001 were derived from sales to the United States Government and its prime contractors.

Net sales below show the geographic location of customers (in thousands):

LOCATION                      2003           2002           2001
United States               $33,110        $26,264        $28,518
Europe                        9,238         13,367         14,294
Pacific and Far East          8,406          5,523          2,950
Other non-United States       4,242          2,632          2,013
                            -------        -------        -------
Total                       $54,996        $47,786        $47,775
                            =======        =======        =======

2003 ANNUAL REPORT                                                            19

13. UNAUDITED QUARTERLY FINANCIAL DATA

(In thousands except per share amounts)

                                                           FIRST       SECOND      THIRD    FOURTH
                                                          QUARTER      QUARTER    QUARTER   QUARTER    TOTAL
2003
Net Sales                                                 $13,887      $11,854    $15,562   $13,693   $54,996
Gross Profit                                                6,211        5,474      7,486     5,399    24,570

(Loss) income from continuing operations                     (143)      (1,710)     1,437    (3,449)   (3,865)
Income (loss) from discontinued operations                   (607)      (3,523)    (3,126)   20,355    13,099
                                                          ---------------------------------------------------
   Net income (loss)                                      $  (750)     $(5,233)   $(1,689)  $16,906   $ 9,234
                                                          ---------------------------------------------------
Basic (loss) earning per share:
   (Loss) income from continuing operations               $ (0.02)     $ (0.28)   $  0.23   $ (0.52)  $ (0.61)
   Income (loss) from discontinued operations               (0.10)       (0.57)     (0.51)     3.23      2.08
                                                          ---------------------------------------------------
   Net income (loss) per share                            $ (0.12)     $ (0.85)   $ (0.28)  $  2.71   $  1.47
                                                          ---------------------------------------------------
Diluted (loss) earnings per share:
   (Loss) income from continuing operations               $ (0.02)     $ (0.28)   $  0.23   $ (0.52)  $ (0.61)
   Income (Loss) from discontinued operations               (0.10)       (0.57)     (0.50)     3.23      2.08
                                                          ---------------------------------------------------
   Net income (loss) per share                            $ (0.12)     $ (0.85)   $ (0.27)  $  2.71   $  1.47
                                                          ---------------------------------------------------

                                                           FIRST        SECOND     THIRD    FOURTH
                                                          QUARTER       QUARTER   QUARTER   QUARTER           TOTAL
2002
Net Sales                                                 $12,672      $ 10,162   $12,686   $ 12,266         $ 47,786
Gross Profit                                                4,900         3,764     5,502      6,720(1)        20,886

(Loss) income from continuing operations                     (601)       (2,655)     (677)     1,703           (2,230)
(loss) income from discontinued operations                  1,407       (51,951)   (5,538)   (13,469)         (69,551)
                                                          -----------------------------------------------------------
Net (loss) income                                         $   806      $(54,606)  $(6,215)  $(11,766)        $(71,781)
                                                          -----------------------------------------------------------
Basic (loss) earning per share:
   (Loss) income from continuing operations               $ (0.10)     $  (0.43)  $ (0.11)  $   0.27         $  (0.36)
   (loss) income from discontinued operations               (0.23)        (8.41)    (0.90)     (2.17)          (11.25)
                                                          -----------------------------------------------------------
   Net (loss) income per share                            $  0.13      $  (8.84)  $ (1.01)  $  (1.90)        $ (11.61)
                                                          -----------------------------------------------------------
Diluted (loss) earnings per share:
   (Loss) income from continuing operations               $ (0.10)     $  (0.43)  $ (0.11)  $   0.27         $  (0.36)
   (Loss) income from discontinued operations                0.23         (8.41)    (0.90)     (2.16)          (11.25)
                                                          -----------------------------------------------------------
   Net (loss) income per share                            $  0.13      $  (8.84)  $ (1.01)  $  (1.89)        $ (11.61)
                                                          -----------------------------------------------------------

(1) The Forth quarter gross profit of 54.8% includes 6.9% relating to adjustments to product costing allowances and the year-end reconciliation of fixed cost absorption rates, as well as a favorable mix of higher margin products.

20                                                   TRANSTECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

We design, develop and manufacture sophisticated lifting equipment for specialty aerospace and defense applications. With over 50% of the market, we have long been recognized as the world's largest designer and leading supplier of performance-critical rescue hoists and cargo-hook systems. We also manufacture weapons-handling systems, cargo winches, tie-down equipment and tow-hook assemblies. Marketed under the trade name "Breeze-Eastern," our products are designed to be efficient and reliable in extreme operating conditions. Our equipment is used to complete rescue operations and military insertion/extraction operations, move and transport cargo,and load weapons onto aircraft and ground-based launching systems.

Beginning in fiscal 2001, we implemented a restructuring plan to focus our resources and capital on our specialty aerospace and defense products business and exit the specialty fastener segment. On February 24, 2003, we completed the sale of the business and substantially all of the assets of our subsidiary, Norco to Marathon Power Technologies Company, a division of TransDigm Inc., for cash consideration of $51.0 million, subject to post-closing adjustments. This transaction completed our divestiture program. As a result, our discontinued operations include Norco and all of the operations related to our Specialty Fastener segment, including TransTechnology Engineered Components LLC, the Breeze Industrial Products and Pebra hose clamp businesses, the TransTechnology Engineered Rings retaining rings businesses, Aerospace Rivet Manufacturers Corp. and TCR Corporation. Of the operations included in discontinued operations for fiscal 2002, only TransTechnology Engineered Rings USA, TransTechnology(GB), TransTechnology Brasil, Aerospace Rivet Manufactures Corp., TCR Corporation and Norco, Inc. were carried into fiscal 2003.

The net proceeds from our sale of Norco, of approximately $49.0 million, were used to pay off all senior debt and redeem $28.6 million of our outstanding senior subordinated notes due 2005. We believe that the divestiture of Norco, while providing a source of funds to reduce our high rate subordinated debt, will also simultaneously reduce our exposure to the commercial aircraft OEM and aftermarket industries and allow us to focus all of our efforts on the military and governmental aerospace and defense markets. The sale resulted in the recognition of a pre-tax gain of approximately $28.5 million. Because our federal income tax net operating loss carryforward is available to offset the taxable gain from this sale, we do not anticipate paying any federal income taxes on the sale, although we do expect to pay state income taxes of approximately $2.2 million.

On January 3, 2003, we sold the business and substantially all of the assets of our wholly owned subsidiary, TCR Corporation, for $10.0 million. We applied the net proceeds of approximately $9.0 million from the sale of TCR Corporation to reduce senior debt.

Under the terms of our existing warrants, the Norco sale constituted a "liquidity event, " entitling our warrant holders to a put right, pursuant to which they may require us to purchase their warrants during the 120-day period following the closing date of the sale. Accordingly, through June 24,2003, the company has a maximum cash exposure related to these warrants of $2.1 million.

All discussions related to our ongoing operations, or to TransTechnology Corporation, which include our results of operations, refer only to continuing operations, which consists of our Breeze-Eastern division. We discuss our discontinued operations separately under the heading "-Divestitures and Discontinued Operations."

All references to fiscal 2003 in this Management's Discussion and Analysis of Financial Condition and Results of Operations refer to the fiscal year ended March 31,2003, and all references to fiscal 2002 and fiscal 2001 refer to the fiscal year ended March 31.

DIVESTITURES AND DISCONTINUED OPERATIONS

During fiscal 2001, we implemented a restructuring plan to focus our resources and capital on our aerospace and defense products business and exit the specialty fastener segment. As a result, our discontinued operations includes all of the operations related to our specialty fastener segment, which includes all of the divested operations we describe below and TCR Corporation, which was sold in the fourth quarter of fiscal 2003. Our discontinued operations also include Norco, Inc., which we previously included in our aerospace and defense products segment.

On July 10,2001, we sold our Breeze Industrial and Pebra hose clamp businesses to Industrial Growth Partners and members of Breeze Industrial's management for $46.2 million in cash. In a related transaction, we sold the real estate occupied by Breeze Industrial to a quasi-governmental organization for $2.0 million which we may, under certain circumstances, be required to repurchase for $1 million in fiscal 2006. We used the proceeds from these sales to repay borrowings outstanding under our prior senior credit agreement.

On December 5, 2001, we sold TransTechnology Engineered Components to a company formed by affiliates of Kohlberg & Company, L.L.C. for $98.5 million, of which $96.0 million was cash and the balance the assumption of certain liabilities related to the purchased businesses. We used the cash proceeds of the sale to repay borrowings outstanding under our prior senior credit agreement. In the fiscal quarter ended September 30, 2001, as part of our restructuring program, we reported a pre-tax asset impairment charge for TransTechnology Engineered Components, Inc. in the amount of $85.8 million to reduce the carrying value of these businesses to estimated fair market value. This non-cash charge was related specifically to the write-down of goodwill. The sale proceeds of

2003 ANNUAL REPORT                                                           21

TransTechnology Engineered Components approximated our adjusted carrying value.

On February 21, 2002, we sold Seeger-Orbis to Barnes Group Inc. for $20.0 million cash. We used the net proceeds of the sale to repay borrowings outstanding under our prior senior credit agreement. Our balance sheet contains a non-current asset and a non-current liability in the amount of $3.7 million relating to the pension plan of Seeger-Orbis. These amounts represent our legal liability under German law and the indemnification we received from the buyer of the business for that liability.

On April 16, 2002, we sold Aerospace Rivet Manufacturers Corporation to Allfast Fastening Systems, Inc. for $3.2 million in cash. We used the net proceeds of the sale to repay borrowings outstanding under our prior senior credit agreement.

On May 30, 2002, we completed the sale of substantially all of the net assets of TransTechnology Engineered Rings (USA) to a newly formed affiliate of Sea View Capital LLC for $2.9 million in cash, a promissory note of $0.8 million and warrants for 5% of the equity of the purchaser. We used the net proceeds of the sale to repay borrowings outstanding under our prior senior credit agreement.

On July 16, 2002, we completed the recapitalization of our TransTechnology (GB) Ltd. subsidiary, now known as Cirteq, Ltd., by selling 81% of its shares to a new entity controlled by local management for $121 (one hundred twenty-one dollars). We also converted $2.0 million of unsecured intercompany debt into a $2.0 million loan secured by a first lien on Cirteq's real property in Glusburn, England.

On August 6, 2002, we completed the sale of all of the shares of TransTechnology Brasil, Ltda. for $742,000, of which $325,000 was paid in cash and the balance in installment payments. We also will be paid $258,000 of intracompany debt due from the Brazilian unit. We used the net proceeds of the sale to repay borrowings outstanding under our prior senior credit agreement.

On January 3, 2003, we completed the sale of the business and substantially all of the assets of our wholly owned subsidiary, TCR Corporation, to a newly formed affiliate of Mid-Mark Capital LLC for $10.0 million in cash. We used the net proceeds of the sale to repay borrowings outstanding under our new senior credit agreement.

On February 24, 2003, the Company sold Norco Inc. for $51.0 million cash and a $1.0 million reimbursement for certain income taxes payable as a result of the transaction to a wholly owned subsidiary of TransDigm Inc. The net cash proceeds were used to retire senior debt under the new credit facility and partially repay subordinated debt.

For fiscal 2003, the $13.1 million gain from discontinued operations included actual operating income of $7.0 million from discontinued operations, a gain of $28.5 million from the sale of our Norco subsidiary, allocated interest expense of $6.3 million, an $8.2 million charge to reflect the amounts ultimately realized from sales of discontinued business units, a cash charge of $0.2 million from the final settlement of our interest rate swap contracts, a non-cash charge of $4.6 million associated with the recognition of accumulated currency translation losses from the sale of our Brazilian operation and a tax provision of $3.1 million.

For fiscal 2002, the $69.6 million loss from discontinued operations included $110.3 million of impairment charges related to reducing the carrying values of the discontinued businesses to their estimated net realizable values, $12.0 million of actual operating income of the discontinued businesses through their expected divestiture dates, $20.1 million of allocated interest expense; $8.4 million from the write-off of capitalized loan fees and the mark-to-market of interest rate swaps required under the terms of our credit agreements, $24.7 million of gains recognized on the sale of certain business units; and $0.2 million of other income or credits associated with the discontinued operations. These gains and losses, which aggregated $101.9 million, were reduced by a tax benefit of $32.3 million.

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION. We recognize revenue at the later of (1) when products are shipped to customers or (2) when title passes to customers.

INVENTORY. We purchase materials to manufacture components for use in our products and for use by our engineering, repair and overhaul business. Our decision to purchase a set quantity of a particular item is influenced by several factors including current and projected cost, future estimated availability, lead time for production of the materials, existing and projected contracts to produce certain items and the estimated needs for its repair and overhaul business.

We value our inventories using the lower of cost or market on a first-in first-out (FIFO) basis and establish reserves as necessary to reduce the carrying amount of these inventories to net realizable value.

ENVIRONMENTAL RESERVES. We provide for environmental reserves when, after consultation with our internal and external counsel and other environmental consultants, we determine that a liability is both probable and estimable. In many cases, we do not fix or cap the liability for a particular site when we first record it. Factors that affect the recorded amount of the liability in future years include our participation percentage due to a settlement by, or bankruptcy of, other potentially responsible parties, a change in the environmental laws requiring more stringent requirements, a change in the estimate of future costs that will be incurred to remediate the site and changes in technology related to environmental remediation.

We discuss current estimated exposure to environmental claims under the caption "--Environmental Matters."

FINANCIAL DERIVATIVES. Until July 5, 2002, we had outstanding interest rate swaps in association with our prior senior credit agreement. We valued these swaps using estimates based on then-prevailing interest rates and the amount we were required to pay was impacted significantly by changes in interest rates. Additionally, we are required to treat our outstanding warrants as financial derivatives and mark these securities to market at

22                                                   TRANSTECHNOLOGY CORPORATION
the end of each accounting period, resulting in the recognition of a gain or loss in each period. We determine the amount of this gain or loss by measuring the difference in the market value of a share of our common stock over a given period. A $1.00 change in our share price will result in a gain or loss of $0.4 million during the period in which the price change is realized. This mark-to-market requirement will terminate at the end of the first quarter of fiscal 2004 as the put feature causing the warrants to be treated as derivatives will expire.

DEFERRED TAX ASSETS. This asset represents income tax benefits expected to be realized in the future, primarily as a result of the use of net operating loss carry-forwards. If we do not generate adequate amounts of taxable income prior to the expiration of the tax loss carry-forwards, the amount of this asset may not be realized. Additionally, changes to the federal and state income tax laws also could impact our ability to use them. The State of New Jersey, in response to a budget crisis, has suspended for two years the ability of a corporation to use a net operating loss carryforward against taxable income earned in the state. As a result, we will be required to pay New Jersey income taxes (if any) for fiscal years 2003 and 2004 in spite of losses being carried forward.

IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets (excluding financial instruments and deferred tax assets) and certain identifiable intangibles to be held and used are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such circumstances include, but are not limited to, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used or a significant physical change in an asset, a significant adverse change in legal factors or in the business climate that could affect the value of an asset, or an adverse action or assessment by a regulator. If a review for recoverability is necessary, we estimate the future cash flows expected to result from the use of the asset. In performing these estimates, we group our assets at the lowest level for which there are identifiable cash flows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is not recognized. Otherwise, an impairment loss is not recognized. Any impairment loss recognized is measured as excess of carrying amount of the asset over the fair value of the asset.

RESULTS OF OPERATIONS

FISCAL 2003 COMPARED TO FISCAL 2002

Net sales. Our sales increased to $55.0 million for fiscal 2003, a 15% increase over sales of $47.8 million for fiscal 2002. This increase in sales is the result of higher shipments of cargo hooks and weapons handling equipment for military and civil agencies, as well as increases in sales of spare parts, repair and overhaul of equipment already in the field and the initial shipments of our HLU-196 Bomb Hoist to the U.S. Navy. The HLU-196 Bomb Hoist is a newly developed product for which we are under contract to the U.S. Navy to deliver approximately 550 units through fiscal 2004.

Gross profit. Gross profit increased 18% to $24.6 million for fiscal 2003 from $20.9 million for fiscal 2002. Generally, repair and overhaul services and spare parts sales have higher gross margins than sales of new equipment or engineering services. As a result of a sales mix that was more heavily weighted in favor of aftermarket sales due to the timing of customer orders, we recorded slightly higher gross margins for fiscal 2003. These improvements in product mix, combined with fixed-cost absorption on a generally higher sales volume led to an increase in gross margin to 44.7% in fiscal 2003 from 43.7% in fiscal 2002. These margin improvements from product mix, however, were partially offset by lower than normal gross margins on the HLU-196 Bomb Hoist, a product that was shipped for the first time during the third quater of fiscal 2003. While the gross margins recognized on the initial shipments of the HLU-196 were lower than historical gross margins, they were higher than the budgeted gross margins due to the realization of manufacturing efficiencies not originally expected in the initial production lots. As a result of the lower gross margins experienced on the HLU-196, we expect future gross margins to be lower than those historically reported. Generally, we cannot predict changes in our product mix between aftermarket sales and new equipment sales for any given period because the changes result primarily from the timing of our customers' orders, over which we have little control.

General, administrative and selling expenses. General, administrative and selling expenses increased 4.7% to $17.6 million in fiscal 2003 from $16.8 million in fiscal 2002. This increase was primarily due to higher general, administrative and selling expenses due to our higher sales volume and a significant increase in the cost of aircraft product liability insurance, the write-off of $0.7 million of costs associated with our efforts to restructure the balance sheet, and a provision of $0.4 million associated with a product liability claim from a business sold several years ago offset by $1.2 million on a 14% reduction in corporate office expense. The decrease in corporate office expenses during fiscal 2003 was primarily due to the restructuring of the corporate office that began in the fourth quarter of fiscal 2001.

Operating income. Operating income increased 71% to $7.0 million in fiscal 2003 from $4.1 million in fiscal 2002. This increase mainly was due to a more favorable mix of repair, overhaul and spare parts business, a higher sales volume, the benefit of spreading fixed costs over a larger sales volume, and the reduction in corporate office expenses.

Interest expense. Interest expense increased $4.2 million to $9.2 million in fiscal 2003 from $4.9 million in fiscal 2002 as a result of the allocation formula we use to apportion interest expense between continuing and discontinued operations. We base this allocation formula upon the net asset balances attributable to continuing and discontinued operations. Total interest expense for fiscal 2003 decreased $9.6 million to $15.4 million from $25.1 million for fiscal 2002 due to the retirement of debt with the proceeds from divestitures and other internally generated sources of cash. Assets held for sale also were reduced substantially, however, causing a higher percentage of assets to be allocated to continuing operations in fiscal 2003 compared to fiscal 2002, which resulted in an increased allocation of interest expense to continuing operations in fiscal

2003 ANNUAL REPORT                                                            23

2003. The sale of our Norco subsidiary in February 2003 completed our divestiture program and, accordingly, all interest expense will be charged to continuing operations in the futures.

Forbearance fees. During fiscal 2003, we incurred an expense of $0.8 million for forbearance fees we paid to our lenders under our prior senior credit agreement in exchange for their agreement not to pursue any actions against us for violating certain financial covenants. In fiscal 2002, we incurred $2.7 million of such expenses. The reduction in these expenses was the result of lower overall levels of debt during the current fiscal year and the refinancing of our prior senior credit agreement in August 2002, which cured all defaults and ended the forbearance agreements.

Corporate office restructuring charge. In fiscal 2003 we recognized a $2.7 million charge associated with severance and other costs related to the elimination of several positions and restructuring in our corporate office, 90% of which will be paid by the end of the first quarter of 2004. In fiscal 2002, we recognized a $1.6 million charge associated with the restructuring of our corporate office, related primarily to severance costs following the elimination of several positions, all of which amounts have been paid.

Unrealized gain on warrants. As we discuss in note 6 to the financial statements included in this report, the warrants associated with our senior subordinated notes due 2005 are now deemed to be derivative financial instruments for purposes of U.S. generally accepted accounting principles. As required by those principles, changes in the value of our share price between August 7, 2002 and the end of fiscal 2003 resulted in our recognizing a non-cash, non-taxable gain of $2.0 million during fiscal 2003. We recognized no similar gain or loss in fiscal 2002. As the put feature of the warrants will expire during the first quarter of fiscal 2004, no future gains or losses on the warrants will be recognized.

Net income. We earned net income of $9.2 million in fiscal 2003, versus a loss of $71.8 million in fiscal 2002, which primarily resulted from the reasons discussed above.

New orders. New orders received in fiscal 2003 totaled $67.3 million, which represents a 28% increase from new orders of $52.4 million in fiscal 2002. The rescue hoist and cargo winch product line were particularly strong accounting for $14.3 million of the increase. We derived a significant portion of fiscal 2003 orders from long-term contracts. Generally, new equipment sales are the subject of high-value, long-term contracts, while repair, overhaul and spare parts sales have much shorter lead times and a less predictable order pattern.

Backlog. Backlog at March 31,2003 was $46.2 million, up $12.4 million from $33.8 million at March 31,2002. We measure backlog by the amount of products or services that our customers have committed by contract to purchase from us as of a given date. Out book to bill ratio for fiscal 2003 was 1.22, compared to 1.10 for fiscal 2002. Cancellations of purchase orders or reductions of product quantities in existing contracts could substantially and materially reduce our backlog. Therefore, our backlog may not represent the actual amount of shipments or sales for any future period.

FISCAL 2002 COMPARED TO FISCAL 2001

Net sales. Our sales of $47.8 million for fiscal 2002 were essentially unchanged from our sales of $47.8 million in fiscal 2001. Although sales remained constant during the two fiscal years, there was a substantial change in product mix as sales of new hoist and winches declined during the period and sales of weapons handling equipment spares increased.

Gross profit. Gross profit increased 4.4% to $20.9 million for fiscal 2002 from $20.0 million for fiscal 2001. Generally, repair and overhaul services and spare parts sales have higher gross margins than sales of new equipment or engineering services. Due to the timing of customer orders, our sales mix was more heavily weighted in favor of aftermarket and spare parts sales in fiscal 2002, which resulted in a 44.4% gross margin during fiscal 2002, compared to 40.7% in fiscal 2001.

General, administrative and selling expenses. General, administrative and selling expenses decreased 16.6% to $16.8 million in fiscal 2002 from $20.2 million in fiscal 2001. This decrease was primarily due to a 32.5% decrease in corporate office expenses to $8.5 million in fiscal 2002 from $12.6 million in fiscal 2001. The decrease in corporate office expenses during fiscal 2002 was primarily due to the restructuring of our corporate office during fiscal 2002.

Income from operations. Income from operations increased $4.2 million to $4.1 million in fiscal 2002 from a loss from operations of $0.1 million in fiscal 2001. This increase was mainly due to the $4.1 million reduction in corporate office expenses during the period and a more favorable mix of repair, overhaul and spare parts business that resulted in higher gross margins in fiscal 2002.

Interest expense. Interest expense increased $2.1 million in fiscal 2002 from the prior year as a result of the allocation formula we use to apportion interest expense between continuing and discontinued operations. This formula is based upon the net asset balances attributable to continuing and discontinued operations. Total interest expense for fiscal 2002 decreased $9.3 million due to the retirement of debt with the proceeds from divestitures and other internally generated sources of cash. Assets held for sale also were substantially reduced, however, causing a higher percentage of assets to be allocated to continuing operations in fiscal 2002 compared to fiscal 2001, which resulted in an increased allocation of interest expense to fiscal 2002.

Interest and other income. In March 2002, we sold excess real estate and recorded a pre-tax gain of $1.3 million.

Forbearance fees. During fiscal 2002, we incurred $2.7 million of costs related to forbearance fees we paid to our lenders under our prior senior credit agreement in association with their agreement not to pursue any actions against us for violating certain financial covenants. In fiscal 2001, we incurred no such charges.

Corporate office restructuring. In fiscal year 2002, we recognized a $1.6 million charge associated with the restructuring of our corporate office, primarily due to severance costs resulting from the reduction of our corporate office staff from twenty four to nine. In fiscal 2001 we recognized a corporate office

24                                                   TRANSTECHNOLOGY CORPORATION
restructuring charge of $11.2 million, which included costs associated with the elimination of certain positions as well as write-offs associated with uncollectible notes receivable and worthless investments in companies that had been divested in previous fiscal years and the write-down to net realizable value of certain parcels of real estate.

Net loss. Net loss decreased 1.6% to $71.8 million in fiscal 2002 from $73.0 million in fiscal 2001, primarily as a result of the reasons discussed above.

New orders. New orders received in fiscal 2002 totaled $52.4 million, which represents a 23.3% increase in new orders from $42.5 million in fiscal 2001. We experienced this significant increase in new orders due to an increase in orders for spare parts for our hoist and winch product line and initial orders for our newly developed HLU-196 Bomb Hoist. A significant portion of fiscal 2002 new orders were from long-term contracts. Generally, new equipment sales are the subject of high-value, long-term contracts, while repair, overhaul and spare parts sales have much shorter lead times and a less predictable order pattern.

Backlog. Backlog at March 31, 2002 was $33.8 million, compared to $29.2 million at March 31, 2001. The backlog increased as a result of the significant increase in new orders received during fiscal 2002, most of which were scheduled for shipment in fiscal 2003 and beyond. Our book to bill ratio for fiscal 2002 was
1.10 compared to 0.89 for fiscal 2001. The book to bill ratio increased in fiscal 2002 as a result of the increase in new orders received as discussed in the paragraph immediately above. Cancellations of purchase orders or reductions of product quantities in existing contracts could substantially and materially reduce our backlog. Therefore, our backlog may not represent the actual amount of shipments or sales for any future period.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity requirements depend on a number of factors, many of which are beyond our control, including the timing of production under our long-term contracts with the U.S. Government. Although we have infrequently received payments on these government contracts based on performance milestones, as is the case with our contract with the U.S. Navy for the HLU-196 Bomb Hoist, our working capital needs fluctuate between periods as a result of changes in program status and the timing of payments by program. Additionally, as our sales are generally made on the basis of individual purchase orders, our liquidity requirements vary based on the timing and volume of these orders.

Our restructuring and divestiture program has had a substantial impact upon our financial condition through March 31, 2003, as we reduced debt with the proceeds from the divestitures and lowered costs as a result of the corporate office restructuring. At March 31, 2003, there was no indebtedness outstanding under our Senior Credit Facility, as compared to $29.1 million outstanding under our prior senior credit agreement at the beginning of fiscal 2003.

On January 3, 2003, we completed the sale of the business and substantially all of the assets of our wholly-owned subsidiary, TCR Corporation, for $10.0 million in cash. We used the net proceeds of the sale to repay borrowings outstanding under our new senior credit agreement. In addition, on February 24, 2003, we completed the sale of the business and substantially all of the assets of our subsidiary, Norco Inc., for $51.0 million in cash which was used to reduce the senior debt to zero and partially repay the subordinated debt.

The New York Stock Exchange (NYSE) has notified us that the company has fallen below the NYSE continued listing standards requiring total market capitalization of not less than $50 million over a 30-day trading period and total stockholders' equity of not less than $50 million. We will be submitting to the NYSE a plan to comply with the listing standards. If the NYSE accepts the plan, we will be subject to quarterly monitoring for compliance with the plan goals and targets. If the NYSE does not accept the plan, we will be subject to delisting from the NYSE. In the event of delisting from the NYSE, we believe an alternate trading venue would be available.

WORKING CAPITAL

Our working capital at March 31, 2003, was $11.2 million, compared to $13.8 million (excluding assets and liabilities of business units to be sold) at the beginning of fiscal 2003. The ratio of current assets to current liabilities was
1.4 to 1.0 at March 31, 2003, compared to 1.6 to 1.0 at the beginning of fiscal 2003.

Working capital changes during fiscal 2003, exclusive of assets held for sale, resulted from a decrease in accounts receivable of $1.1 million, an increase in inventories of $2.8 million, an increase in prepaid expenses of $0.4 million, and a reduction in income tax refunds receivable of $7.2 million. The decrease in accounts receivable was due to strong collection efforts in the fourth quarter of fiscal 2003. The increase in inventory was largely due to the purchase of long lead time materials and the manufacture of work in progress needed to fulfill customers' long-term purchase orders, in particular with regard the HLU-196 Bomb Hoist. The increase in prepaid expenses was due primarily to the payment of deposits and other advance payments that will be utilized in less than twelve months. The income tax receivable was reduced as a result of the receipt of federal and state income tax refunds associated with the carrying back of our fiscal 2002 operating loss. The number of days that sales were outstanding in accounts receivable decreased to 31.8 days at March 31, 2003, from 42.8 days at March 31, 2002. Inventory turnover changed only slightly, to 1.55 turns from 1.59 turns over the same time period. Current liabilities, exclusive of liabilities associated with discontinued operations, increased $4.1 million, primarily due to accrued state income taxes relating to the sale of Norco Inc., and payments due to the corporate office restructuring.

CAPITAL EXPENDITURES

Our capital expenditures were $0.6 million for fiscal 2003, compared to $0.2 million for fiscal 2002. Projects budgeted in fiscal 2003 include refurbishment of the offices and the initial phase of installing a new ERP system.

2003 ANNUAL REPORT                                                            25

In fiscal 2004, capital expenditures are expected to be in a range of $1.1-1.4 million.

SENIOR CREDIT FACILITY

At March 31, 2003, we had a senior credit facility consisting of a $13.5 million, asset-based, revolving credit facility which was established in August 2002 to refinance all remaining obligations outstanding under the Fleet Credit Facility (the "New Senior Credit Facility"). The New Senior Credit Facility, as amended June 2, 2003 and which matures August 7, 2005, is secured by all of our assets, carries an interest rate of 5.25% and contains customary financial covenants and events of default. We are in compliance with the provisions of the facility. Subject to limitations relating to levels of certain assets and reserves for future interest payments, we have unused borrowing capacity on the facility of $13.5 million as there were no borrowings outstanding under the facility at March 31, 2003.

SENIOR SUBORDINATED NOTES

On August 30, 2000, we completed a private placement of $75 million of senior subordinated notes (the "Notes") and warrants to purchase shares of our common stock (the "Warrants") to a group of institutional investors (collectively, the "Purchasers"). We used the proceeds of the private placement to retire, in full, a $75 million bridge loan held by a group of lenders led by Fleet National Bank. The Notes, as amended in August 2002, are due on August 29, 2005 and bear interest at a rate of 18% per annum subject to adjustments described below, consisting of 13% cash interest on principal, payable quarterly, and 5% interest on principal, payable quarterly in "payment-in-kind" ("PIK") promissory notes. We may prepay the Notes after August 29, 2001, at a premium initially of 9%, declining to 5%, 3%, and 1% on each of the next succeeding anniversaries of that date. The Notes contain customary financial covenants and events of default, including a cross-default provision to our senior debt obligations. At March 31, 2003, the principal balance outstanding on the notes amounted to $53.3 million, which included the original principal amount plus the "payment-in-kind" notes less approximately $28.0 million paid off at the time of the sale of Norco, Inc. At March 31, 2003, we were in compliance with the provisions of the Notes.

At issuance, the Warrants entitled the Purchasers to acquire, in the aggregate, 427, 602 shares, or approximately 7%, of our common stock at an exercise price of $9.93 a share. This exercise price represents the average daily closing price of our common stock on the New York Stock Exchange for the thirty (30) days preceding the completion of the private placement. The Warrants must be exercised by August 29, 2010.

Effective with the refinancing of our prior senior credit agreement with the New Senior Credit Facility on August 7, 2002, the purchasers of the senior subordinated notes agreed to amend the notes. Under the amended senior subordinated notes, we paid an amendment fee equal to 1% of the outstanding balance of the notes by issuing additional notes and agreed to increase the PIK interest rate on the notes to 5% effective January 1, 2003, with such rate increasing 0.25% each quarter until we retire the notes. Additionally, we amended the terms of the warrants to reduce the exercise price of each warrant to provide the holders with a minimum profit on the exercise of the warrants equal to $5.00 per share if the warrants were exercised and sold prior to December 31, 2002. Because we did not redeem the warrants prior to December 31, 2002, their exercise price was reduced to $0.01 per share as of that date. In addition, the amended warrants contain a "put" right that allows the holders to cause us to purchase the warrants at a price of $5.00 per underlying share up to 120 days following the occurrence of certain "liquidity events." The sale of the Norco, Inc. subsidiary constituted a liquidity event and, accordingly, under the terms of the warrants, as amended, through June 24, 2003, the holders have the right to require us to redeem the warrants or repurchase the stock acquired through the exercise of the warrants at a price equal to $5.00 per share. The maximum cash exposure related to these warrants and their put rights, if any, is the $2.1 million that would be required to redeem the unexercised warrants or the underlying shares. The $1.3 million of redeemable common stock reflected on the balance sheet, represents the $5.00 per share put price on that portion of the warrants (approximately 257,000 shares of common stock) which have been exercised by the holders of the warrants. Upon the expiration of the put right, any amount of redeemable common stock for which the put right was not exercised will be used to increase additional paid in capital.

At March 31, 2003, we recorded a $2.0 million non-cash, non-taxable gain relating to the mark-to-market accounting of the warrants as a derivative. Since the put right attached to the warrants will expire during the first quarter of fiscal 2004, no further gains or losses relating to the warrants will be recorded.

We have long-term debt maturities of $79 thousand, $53.4 million and $79 thousand in 2004, 2005 and 2006, respectively.

Our operations require significant amounts of cash, and we may be required to seek additional capital, whether from selling equity or borrowing money, for the future growth and development of our business or to fund our operations and inventory, particularly in the event of a market downturn. Although currently we have the ability to borrow additional sums under the revolving portion of our senior credit facility, this facility contains a borrowing base provision and financial covenants which may limit the amount we can borrow under our senior credit facility or from other sources. Also, we may not be able to replace or renew our senior credit facility upon its expiration on terms that are favorable to us. In addition, a number of factors could affect our ability to access debt or equity financing, including our financial strength and credit rating, the financial market's confidence in our management team and financial reporting, general economic conditions, the conditions in the defense and aerospace industries and overall capital market conditions.

Even if available, additional financing could be costly or have adverse consequences. If we raise additional funds by issuing stock, dilution to stockholders may result. If we raise additional funds by incurring debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. If we were not successful in obtaining sufficient capital, it could reduce

26                                                   TRANSTECHNOLOGY CORPORATION
our sales and earnings and adversely impact our financial position and we may not be able to expand or operate our business as planned.

TAX BENEFITS FROM NET OPERATING LOSSES

At March 31,2003, we had federal and state net operating loss carryforwards, or NOLs, of approximately $52.3 million and $73.9 million, respectively, which are due to expire in 2004 through 2023.These NOLs may be used to offset future taxable income through their respective expiration dates and thereby reduce or eliminate our federal and state income taxes otherwise payable. The internal Revenue Code of 1986,as amended (the "Code") imposes significant limitations on the utilization of NOLs in the event of an "ownership change" as defined under section 382 of the Code (the "Section 382 Limitation").The Section 382 Limitation is an annual limitation on the amount of pre-ownership NOLs that a corporation may use to offset its post-ownership change income. The section 382 Limitation is calculated by multiplying the value of a corporation's stock immediately before an ownership change by the long-term tax-exempt rate (as published by the Internal Revenue Service). Generally, an ownership change occurs with respect to a corporation if the aggregate increase in the percentage of stock ownership by value of that corporation by one or more 5% shareholders (including specified groups of shareholders who in the aggregate own at least 5% of that corporation's stock) exceeds 50 percentage points over a three-year testing period. We believe that we have not gone through an ownership change that would cause out NOLs to be subject to the Section 382 Limitation.

SUMMARY DISCLOSURE ABOUT CONTRACTUAL
OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table reflects a summary of our contractual cash obligations for the next several years:

(Dollars in thousands)

                     2004     2005      2006      2007      2008      Total
                   -------   -------   -------   -------   -------   -------
Long-Term Debt     $    79   $53,408   $    79   $    --   $    --   $53,566
Operating Leases       423       116       114        61        22       736
                   -------   -------   -------   -------   -------   -------
    Total          $   502   $53,524   $   193   $    61   $    22   $54,302
                   -------   -------   -------   -------   -------   -------

In addition, we have divested ten businesses since March 31, 2001. Under the terms of the agreements associated with the sales of those businesses, we have agreed to indemnify the purchasers for certain damages that might arise in the event that a representation we made with respect to the divested business is found to have contained a material misstatement, subject in each case to a customary cap on the indemnification amount and customary limitations on the survivability of the representations made. As of the date of this report, we have unresolved claims for indemnification with respect to these divested business that aggregate less than $0.5 million. Additionally, the terms of these divestiture agreements generally require the calculation of purchase price adjustments based upon the amount of working capital or net assets transferred at the closing date. In the case of each divestiture completed as of the filling date, with the exception of the divestiture of Norco, Inc., all purchase price adjustments have been agreed and paid.

INFLATION

While neither inflation nor deflation has had, and we do not expect it to have, a material impact upon operating results, we cannot assure you that our business will not be affected by inflation or deflation in the future.

CONTINGENCIES

ENVIRONMENTAL MATTERS - During the fourth quarter of fiscal 2000, the Corporation presented an environmental cleanup plan for a portion of a site in Pennsylvania which the corporation continues to own although the related business has been sold. This plan was submitted pursuant to the Consent Order and Agreement with the Pennsylvania Department of Environmental Protection ("PaDEP") concluded in fiscal 1999. Pursuant to the Consent Order, upon its execution the Corporation paid $0.2 million for past costs, future oversight expenses and in full settlement of claims made by PaDEP related to the environmental remediation of the site with an additional $0.2 million paid in fiscal 2001. A second Consent Order was concluded with PaDEP in the third quarter of fiscal 2001 for another portion of the site, and a third Consent Order for the reminder of the site was concluded in the third quarter of fiscal 2003. The Corporation is also administering an agreed settlement with the Federal government under which the government pays 50% of the environmental response costs associated with a portion of the site. The Corporation has also reached an agreement in principle with the Federal government and is in the process of finalizing the necessary documentation under which the Federal government will pay 45% of the environmental response costs associated with another portion of the site. At March 31,2003, the Corporation's cleanup reserve was $2.0 million based on the net present value of future expected cleanup costs. The Corporation expects that remediation at the Pennsylvania site will not be completed for several years.

The Corporation also continues to participate in environmental assessments and remediation work at nine other locations, including former facilities of the company. The Corporation estimates that its potential cost for implementing corrective action at these sites will not exceed $0.5 million payable over the next several years, and has provided for the estimated costs in its accrual for environmental liabilities. In addition, in the first quarter of fiscal 2003, the Corporation entered into a consent order for a former facility in New York pursuant to which it is developing a remediation plan for review and approval by the New York Department of Environmental Conservation. The Corporation has established a reserve of $2.5 million which it believes is adequate.

In addition, the Corporation has been named as a potentially responsible party in eight environmental proceedings pending in several other states in which it is alleged that the Corporation was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Corporation was an owner or operator. Such

2003 ANNUAL REPORT                                                            27
properties generally relate to businesses which have been sold or discontinued. The Corporation estimates that its expected future costs, and its estimated proportional share of remedial work to be performed, associated with these proceedings will not exceed $0.2 million and has provided for these estimated costs in its accrual for environmental liabilities.

LITIGATION - The Corporation is also engaged in various other legal proceedings incidental to its business. It is the opinion of management that, after taking into consideration information furnished by its counsel, the above matters will have no material effect on the Corporation's consolidated financial position or the results of the Corporation's operations in future periods.

RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2003 FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," that improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statement of financial position. This statement is effective for the Company's fiscal quarter beginning June 30, 2003. We do not believe adoption of this standard will have a material impact on our financial position or results of operations.

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" that amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. With certain exceptions, SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003. We do not believe adoption of this standard will have a material impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation defines when a business enterprise must consolidate a variable interest entity. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of this statement is not expected to have a material effect on our financial position or results of operations.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148") which amends SFAS No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. The transition guidance and disclosure requirements are effective for fiscal years ending after December 15, 2002. The adoption of this statement will not have a material effect on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also enhances guarantor's disclosure requirements to be made in its interim and annual financial statements about its obligations under certain guarantees it has issued. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. In the normal course of business, we do not issue guarantees to third parties; accordingly, this interpretation will not have an effect on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS 146 requires the recognition of a liability for costs associated with an exit plan or disposal activity when incurred and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which allowed recognition at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by us after December 31, 2002. The adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was approved by the FASB. Among other things, this statement requires that gains or losses on the extinguishment of debt will generally be required to be reported as a component of income from continuing operations and will no longer be classified as an extraordinary item. Our financial statements for the periods prior to March 31, 2001 have been reclassified to include losses previously recorded as an extraordinary item as a component of income from continuing operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this statement will not have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, primarily changes in interest rates associated with the New Senior Credit Facility under which there were no borrowings at March 31, 2003.

28                                                   TRANSTECHNOLOGY CORPORATION

CORPORATE OFFICERS                         INVESTOR RELATIONS                       DIRECTORS
ROBERT L.G. WHITE                  INVESTOR RELATIONS CONTACT             *  DANIEL H. ABRAMOWITZ
President and                      Joseph F. Spanier                         President, Hilson Financial
Chief Executive Officer            Vice President, Chief Financial           Management, Inc.
                                   Officer and Treasurer
JOSEPH F. SPANIER                  TransTechnology Corporation            *  GIDEON ARGOV
Vice President, Chief Financial    700 Liberty Avenue                        Managing Director
Officer and Treasurer              Union, New Jersey 07083                   Parthenon Capital
                                   908/688-2440
GERALD C. HARVEY                   908/686-6991 fax                          MICHAEL J. BERTHELOT
Vice President, Secretary and      www.transtechnology.com                   Chairman of the
General Counsel                                                              Board of Directors
                                   ANNUAL MEETING                            TransTechnology Corporation
COUNSEL                            The Annual Shareholders
Hahn, Loeser & Parks               Meeting will be held on                #  THOMAS V. CHEMA
Cleveland, Ohio                    Thursday, July 17, 2003 at the            Partner, Arter & Hadden, LLP
                                   Hilton Short Hills                        President, Gateway
AUDITORS                           41 JFK Parkway                            Consultants, Inc.
Deloitte & Touch LLP               Short Hills, New Jersey 07078
Parsippany, New Jersey                                                    #N JAN NAYLOR COPE
                                   FORM 10-K AND ADDITIONAL                  President
TRANSFER AGENT AND                 INFORMATION                               J. Naylor Cope Company
REGISTRAR                          The Company, upon request to the
EquiServe                          Investor Relations department, will    #  JOHN H. DALTON
Boston EquiServe Division          provide to any shareholder,               President
Canton, Massachusetts              a copy of the Form 10-K required          IPG Photonics Corporation
                                   to be filled with the Securities and      Former Secretary of the Navy
                                   Exchange Commission and any
                                   other available information.           *N WILLIAM J. RECKER
                                                                             Retired, Former Chairman
                                                                             Gretag Imaging Holding AG

                                                                             ROBERT L.G. WHITE
                                                                             President and
                                                                             Chief Executive Officer
                                                                             TransTechnology Corporation


----------------------------

*  Audit Committee

N  Governance & Nominating Committee

#  Incentives & Compensation Committee

www.transtechnology.com

                   On the back cover: Canada's new Search and Rescue helicopter,
             CH-149 Cormorant, manufactured by AgustaWestland, and equipped with a dual Breeze-Eastern HS-29900 rescue hoist system, is shown conducting a training mission off the stern of a Canadian Coast Guard cutter.

                                        Photo courtesy of the Canadian Air Force
                             Public Affairs Team/Department of National Defence

[PHOTO OF RESCUE HELICOPTER]

[TRANSTECHNOLOGY CORPORATION LOGO]
engineered products for global partners(TM)

                   700 Liberty Avenue, Union, New Jersey 07083
                     Phone 908.688.2440 - Fax 908.686.7485
                             www.transtechnology.com