Form 10-K, Exhibit 13
period 2006-03-31
TRANSTECHNOLOGY CORP
filed 2006-06-16
CIK 99359

LEADERSHIP

ANNUAL REPORT FISCAL YEAR ENDED MARCH 31, 2006

TransTechnology corporation

engineered products for global partners™

L E A D E R S H I P
ANNUAL REPORT FISCAL YEAR ENDED MARCH 31, 2006

NET SALES
($ in millions)

47.8
55.0
64.6
62.9
64.4
02
03
04
05
06

INCOME (LOSS) FROM CONTINUING OPERATIONS
($ in millions)

-2.2
-3.9
1.7
-2.8
1.3
02
03
04
05
06

-0.36
-0.61
0.26
-0.42
0.18
02
03
04
05
06

CAPITAL EXPENDITURES
($ in millions)

0.2
0.6
0.5
2.5
1.1
02
03
04
05
06

2006 DOMESTIC VS. EXPORT SALES

Domestic
52%
48%
Export

INCOME (LOSS) FROM NET SALES CONTINUING OPERATIONS
($in millions) ($in millions) 64.6 62.9 64.4 1.7
1.3 55.0 47.8 -2.2 -3.9 -2.8
02 03 04 05 06 02 03 04 05 06
DILUTED INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS CAPITAL EXPENDITURES (in dollars) ($in millions)
0.26 2.5 0.18
-0.36 -0.61 -0.42
1.1
0.6 0.5 0.2
02 03 04 05 06 02 03 04 05 06
2006 DOMESTIC VS. EXPORT SALES Domestic 48% 52% Export
Cover Photo: A U.S. Navy Sikorsky Seahawk, using a Breeze-Eastern HS-27100 rescue hoist, performs a rescue during the aftermath of Hurricane Katrina. Photo courtesy of Associated Press.

SELECTED FINANCIAL DATA
The following table provides selected financial data with respect to the statements of consolidated operations of the Company for the fiscal five years ended March 31, 2006 and the consolidated balance sheets of the Company at the end of each such year.
SELECTED FINANCIAL DATA

	Years ended March 31,
(In thousands, except share amounts)	2006	2005	2004	2003	2002

Net sales	$64,418	$62,932	$64,606	$54,996	$47,786

Income (loss) from continuing operations before income taxes	2,326	(4,242)	2,750	(7,439)	(3,596)
Provision (benefit) for income taxes	1,034	(1,466)	1,006	(3,574)	(1,366)

Income (loss) from continuing operations	1,292	(2,776)	1,744	(3,865)	(2,230)
Income (loss) from discontinued operations	—	—	—	13,099 (a)	(69,551	)(a)

Net income (loss)	$1,292	$(2,776)	$1,744	$9,234	$(71,781)

Earnings (loss) per share:
Basic:
Income (loss) from continuing operations	$0.18	$(0.42)	$0.26	$(0.61)	$(0.36)
Income (loss) from discontinued operations	—	—	—	2.08	(11.25)

Net income (loss) per share	$0.18	$(0.42)	$0.26	$1.47	$(11.61)

Diluted:
Income (loss) from continuing operations	$0.18	$(0.42)	$0.26	$(0.61)	$(0.36)
Income (loss) from discontinued operations	—	—	—	2.08	(11.25)

Net income (loss) per share	$0.18	$(0.42)	$0.26	$1.47	$(11.61)

Total assets	$81,945	$76,438	$77,209	$85,123	$144,746
Long-term debt	$39,415	$57,868	$56,472	$53,487	$107,564
Redeemable common stock	$—	$—	$—	$1,283	$—
Stockholders’ equity (deficit)	$12,328	$(6,359)	$(3,787)	$(7,923)	$(16,207)
Book value per share	$1.34	$(0.95)	$(0.58)	$(1.23)	$(2.62)
Shares outstanding at year-end	9,229	6,697	6,498	6,457	6,191

(a)	Beginning in fiscal 2001, the Company implemented a restructuring plan to focus its resources and capital on its aerospace and defense products business and exit the specialty fastener segment. On February 24, 2003, the Company completed the sale of the business and substantially all of the assets of our subsidiary, Norco, Inc., to Marathon Power Technologies Company, a division of TransDigm Inc. This transaction completed the Company’s divestiture program. As a result, its discontinued operations for fiscal 2003 include Norco, Inc. and all of the operations related to its Specialty Fastener segment, including the TransTechnology Engineered Rings retaining rings businesses, Aerospace Rivet Manufacturers Corp. and TCR Corporation. Of the operations included in discontinued operations prior to fiscal 2003, only the operations of TransTechnology Engineered Rings USA, Inc., TransTechnology (GB) Limited, TransTechnology Brasil Ltda., Aerospace Rivet Manufacturers Corporation, TCR Corporation and Norco, Inc. were carried into fiscal 2003.

FELLOW SHAREHOLDERS:
Since our annual letter to you last year, we have made great strides in moving our Company forward and increasing its value to our shareholders. For the fiscal year ended March 31, 2006, we reported sales of $64.4 million, operating income of $12.2 million, net income of $1.3 million, and earnings of $.18 per fully diluted share, each of which represented a significant improvement from the results of the prior fiscal year. Fiscal 2006 was a year in which we both achieved financial success on a historical basis and laid a firm foundation for our future success.
We have achieved our goals for fiscal 2006,
including a return to profitability.
We have commenced the new fiscal year with a renewed
concentration and focus on our operations.
Most importantly, we have completed a long-sought restructuring of our balance sheet that has improved our overall financial strength and is already increasing shareholder value. We have revitalized our capital structure by reducing our outstanding debt and increasing our equity. Our weighted average borrowing cost has been reduced to 8.5% during the first quarter of fiscal 2007. We now have the resources for future growth in revenues, earnings per share, and cash flow.
     We have achieved our goals for fiscal 2006, including a return to profitability. We have commenced the new fiscal year with a renewed concentration and focus on our operations. Accordingly, as fiscal 2007 represents a new beginning for our Company, we believe it is appropriate to ask our shareholders to approve a change in the name of our Company to Breeze-Eastern Corporation, in recognition of our strong historical roots in the aerospace industry as well as the area of our future concentration.
     In March 2005, the Company announced that the United States Attorney’s Office in Newark, New Jersey had determined that it would not proceed with a criminal investigation or charges against Breeze-Eastern or TransTechnology Corporation with respect to its investigation of our overhaul and repair operation. In September 2005, the Company announced that it had concluded an agreement with the U.S. Government to resolve the civil aspects of this matter. The conclusion of the investigation of our overhaul and repair operation enabled us to complete the restructuring of our balance sheet.
     In October 2005, we successfully activated a new $3 million Enterprise Resource Planning (ERP) system. The implementation of this project represents one of the largest capital projects our Company has ever undertaken. The system has improved our internal controls, accelerated our access to information, and modernized our entire manufacturing process.
     For the year ended March 31, 2006, sales, gross profit, gross margin percentage, orders received and backlog all improved over our 2005 results. New orders received during fiscal 2006 of $120 million not only set an all time record for our Company, but included a $45 million order from Airbus Deutschland GmbH for A400M military transport cargo winches and cargo cranes through 2020. This is our first major order from Airbus and represents the achievement of a significant milestone for the Company.
     Throughout fiscal 2006 we continued to focus upon three key opportunities for growth. We achieved major market penetrations in both the fixed and rotary wing cargo and retrieval winch markets. The Airbus A400M order and shipments to EADS (European Aeronautic Defense and Space), Alenia for the C-27J, Boeing for the C-17 and V-22, and EADS, CASA (Civil Aviation Safety Authority) for the CN-235 and C-295 all reflected major market penetrations in both the fixed and rotary wing cargo and retrieval winch markets. As a direct result of the high volume of search and rescue efforts using our rescue hoists and cargo hooks during the aftermath of Hurricane Katrina, the utility of these products in times of national emergencies drove home the need for the acquisition of additional search and

Michael J. Berthelot, Chairman (left)
Robert L. G. White, President and CEO (right)
rescue capability by local, state and federal agencies, a development that we believe will lead to future growth in this product line. We look forward to building upon the installed base of weapons handling and motion control products that we have provided to the U.S. Military, such as the Multiple Launch Rocket System, the High Mobility Artillery Rocket System, and the HLU-196D/E electric munitions hoist. We have already secured orders for a weapons loading system for the Joint Unmanned Combat Air System, loading equipment for an Electrical Optical Targeting System for the Joint Strike Fighter, and a Pitch Lock Actuator for the Sikorsky H-92 Blade Fold System. We will continue to look for opportunities to grow these product lines, and anticipate that they will be key drivers of our growth in the future.
     As we enter fiscal year 2007, our vision is to have Breeze-Eastern continue to be recognized as the pre-eminent designer, manufacturer and service provider of sophisticated lifting equipment for the Aerospace and Defense markets. Our business model is to command market leadership through superior design, engineering and customer service; to maintain operating agility with a focus on cash generation; and to keep our highly qualified personnel challenged in serving the needs of our customers and enhancing our product lines.
     As a demonstration of our commitment to this objective, our engineering budget for fiscal 2007 is $5.9 million, approximately 30% higher than our annual engineering budget in any of the previous three years. In pursuit of increased value for our shareholders, we remain committed to our goal of increasing EBITDA by 50% over the next five years. We expect this growth to come initially through internally developed products and eventually to be supplemented by acquisitions of niche products and technologies.
     We thank our employees for their loyalty and commitment to improving the quality of our Company. Their efforts have seen us through difficult times and led the way to our improved financial and market leadership positions. We fully expect that their skills and dedication will continue to enable us to maintain our progress in the future.
     We also express our appreciation to the members of our Board of Directors for their guidance over the past year. Their diligent efforts have kept our Company on a sure and steady path.
     Finally, we thank you, our shareholders, who have placed your trust, confidence and resources in our Company. We deeply appreciate your support and look forward to our future together.

Robert L. G. White	Michael J. Berthelot
President and	Chairman
Chief Executive Officer
A MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
This year’s stockholders meeting will mark the end of Chairman Michael J. Berthelot’s service to TransTechnology Corporation. Mike will be leaving the Board of Directors and the Company after fifteen years of service. His contributions to our Company have been substantial, as I can attest after working with Mike for the eleven years that I have been with the Company. On behalf of the Company, I would like to express our gratitude and appreciation for his guidance. We wish him well and thank him for a job well done.

Robert L. G. White
President and
Chief Executive Officer

BREEZE-EASTERN
TransTechnology Corporation’s Breeze-Eastern division is the world’s leading designer, manufacturer, and service provider of rescue hoists and cargo hooks for helicopters as well as cargo winches for both helicopters and fixed wing aircraft. Breeze-Eastern’s products have been the industry standard almost since the development of the helicopter, the company’s founder having worked with Igor Sikorsky in the 1940s to develop a rudimentary hoist for use on his first search and rescue aircraft. Since then, Breeze-Eastern has supplied more than twenty-thousand rescue hoists, cargo winches, and cargo hooks used by government agencies, both military and civil, around the world. Breeze-Eastern also has over twenty years of manufacturing experience in weapons handling systems — an additional market for its sophisticated lifting technology.
Numerous federal, state, local and civilian organizations
utilized Breeze-Eastern equipment in
rescues accounting for thousands of lives saved.
RESCUE HOISTS
Whether as a key mission component used for successful search and rescue efforts in response to natural disasters such as Hurricane Katrina in the United States or in support of America’s forces and those of its allies and friends around the world, Breeze-Eastern’s rescue hoists are there to save lives.
     Noted for their reliability and durability, Breeze-Eastern’s products in general, and the rescue hoists specifically, performed exceptionally well at the time they were most needed—during the relief efforts of Hurricane Katrina. Numerous federal, state, local and civilian organizations utilized Breeze-Eastern equipment in rescues accounting for thousands of lives saved. Government and civilian authorities have long recognized the role rescue hoists provide in times of disaster relief, and now a new national awareness of the value of helicopters and their associated life-saving equipment will benefit the company for years to come.
     Breeze-Eastern continues to expand its relationships with helicopter manufacturers including domestic companies such as Sikorsky, Bell, Boeing, and MD Helicopters, and international companies including AgustaWestland (Italy and the UK), Eurocopter (France and Germany), Ulan Ude and Kazan (Russia), Hafei and Changhe (China), and Hindustan (India). In addition, new relationships have been established and recent sales made to Eurocopter Spain and Eurocopter Romania. Breeze-Eastern expects that requirements from overseas manufacturers will continue to keep pace and even exceed domestic requirements further demonstrating the company’s position as the leading international supplier.
     The company emphasizes safety, quality, on-time deliveries, and communication with the operating community to gain insights on new requirements and new opportunities for equipment enhancements. Breeze-Eastern hoists are compliant with the most stringent FAA and JAA standards for airborne safety and are certified by the major government civilian airworthiness authorities including the FAA, CAA, ENAC, DGCA, and LBA.
CARGO WINCHES
Breeze-Eastern consolidated and improved its leadership position in military transport aircraft Cargo and Retrieval Winches by being selected to develop and supply two new winches for the AIRBUS A400M aircraft, a Cargo Winch and a Cargo Crane. The A400M program equipment represents $45 million of new business to be completed over the next 15 years. The A400M is the new NATO standard, mid range, 70 ton military airlifter to be used initially by the Governments of Belgium, France, Germany, Luxembourg, Spain, Turkey and the United Kingdom under a firm contract for 180 aircraft. In addition, the A400M aircraft has been selected by the Governments of South Africa and Malaysia.
     While Breeze-Eastern’s efforts in fiscal year 2006 focused on being selected for the A400M cargo winch and cargo crane, production continued for the ALENIA C27J aircraft program with fiscal year 2006 deliveries of nearly $2 million. In parallel Breeze-Eastern made cargo winch shipments during fiscal year 2006 for both the Boeing V-22 and the EADS CASA CN235, both exceeding $1 million.
     Today, Breeze-Eastern is supplying the majority of all cargo and retrieval winches for military transport aircraft including the Airbus A400M, Agusta Westland EH101, Alenia C27J, Alenia ATR42, Boeing V22, Boeing C17, CASA CN235, CASA 295 and Kawasaki C-1.
CARGO HOOKS
Military helicopters all over the globe use Breeze-Eastern cargo hooks for many applications. Over the past year these reliable products were utilized to deliver humanitarian aid to tsunami victims, place sand bags at the levees to stop the flooding after Hurricane Katrina and provide

Photos: (Top left) An HH-65 flight crewman checks the hoist as part of the preliminary flight check. The HH-65 is a medium-range recovery helicopter used to perform search and rescue, law enforcement, military readiness, and marine environmental protection missions. Though normally stationed ashore, the HH-65 can land and take-off from 270-foot WMEC and 378-foot WHEC Coast Guard Cutters. These cutters are capable of refueling and supporting the helicopter for the duration of a cutter patrol. USCG photo. (Top middle) A Coast Guard auxiliarist guides a hoist basket during training with a helicopter from Air Station Barbers point in Honolulu as fellow auxiliarists keep an eye out for safety concerns. USCG photo by PA2 David Mosley. (Top right) Crewman from Station Galveston, Texas, conduct basket hoists with a helicopter crew from Air Station Houston. USCG photo by PA3 Andrew Kendrick. (Above) A Royal Danish Air Force EH101 fitted with dual Breeze-Eastern HS-29900 hoists hovering over a Danish coastal rescue lifeboat. Photo courtesy of AgustaWestland, a Finmeccanica company.

Photos: (Top left) A 47-foot rescue boatcrew from Coast Guard Station Destin performs a basket hoist with an HH-65B Dolphin rescue aircrew from Coast Guard Air Station New Orleans. Coast Guard boatcrews are required to perform hoisting drills in order to prepare for search and rescue missions. USCG photo by PA2 Nyxolyno Cangemi. (Top middle) A High Mobility Artillery Rocket System fires the Army’s new guided Multiple Launch Rocket System missile during testing at White Sands Missile Range, N.M. Photo courtesy of the U.S. Army. (Top right) Using Breeze-Eastern Cargo Hooks, a CH-47 Chinook maneuvers into position to drop sandbags into a levee that was demolished when Hurricane Katrina hit New Orleans, LA. Photo courtesy of the U.S. Army. (Above) Airbus A400M aircraft —Aerial Paratroopers and Cargo Deployment Aircraft uses Breeze-Eastern’s winch and cargo crane. Courtesy of Airbus Military.

necessary supplies to the soldiers fighting the war on terrorism. Breeze-Eastern cargo hooks lift loads ranging from 1,000 pounds to 36,000 pounds providing the operators an array of mission capabilities. They are installed on a variety of aircraft ranging from the smallest Schweitzer to the huge Super Stallion. Many helicopter platforms, especially military aircraft, only have Breeze-Eastern cargo hooks installed on them. These include the Chinook (CH-47), Blackhawk (H-60), and Super Stallion (CH-53). Several commercial models also feature Breeze-Eastern cargo hooks, including the Sikorsky S-76, Bell 430 and Agusta AW-139. Several new cargo hook opportunities are emerging with the U.S. Military as they develop new aircraft to replace the existing aging fleet.
WEAPONS HANDLING SYSTEMS
Breeze-Eastern has established core competencies in the field of weapons handling and motion control, and successfully converted those competencies into contracts within fiscal year 2006. During fiscal year 2006 Breeze-Eastern received production contracts for the munitions hoist on the High Mobility Artillery Rocket System (HIMARS) from Lockheed Martin, a hoist for a Weapons Loading System for the Joint-Unmanned Combat Air System (J-UCAS), a hoist to raise and lower the Electrical Optical Targeting System (EOTS) for the Joint Strike Fighter, and a contract for an engineering study for the Small Diameter Bomb (SDB) weapons carriage from Boeing. In addition, Breeze-Eastern was selected by Sikorsky as the supplier of the H-92 Pitch Lock Actuator. The company’s weapons handling systems have been deployed and successfully utilized in Iraq and Afghanistan, on land, at sea, and on airborne platforms. The company intends to capitalize on existing engineering and manufacturing competencies to further penetrate this emerging global market, taking advantage of existing relationships and knowledge of global opportunities. The U.S. military is engaged in a major effort to develop a force which is geared to the fighting needs of the future. This force must be lighter, fast reacting and capable of projecting force around the globe under difficult conditions. This force for the future provides additional opportunities for the company. Our aerospace experience allows us to provide engineering designs which are lighter and more robust. An example of this is the need for large winches to be used for heavy lift recovery vehicles which can be transported by air. The company will be actively pursuing our country’s future military force applications over the next few years, just as we have successfully supplied weapons lift equipment for the MLRS weapons system over the past 20 years.
     In summary, the face of military strategies and equipment is changing with rapid deployment, unmanned aerial platforms, agile land based vehicles, and access to information providing key developmental opportunities. Breeze-Eastern is positioned to participate fully in these developments.
CUSTOMER SERVICES
By direct interaction with our customers’ operators and management, Breeze-Eastern is reducing turn-around time, improving spare parts availability and increasing the customers’ on-wing availability. During fiscal year 2006 the spares distribution system implemented to provide 24/7/365 response to critical spares requirements has fulfilled approximately 80% of customer requirements in ten days or less. In fiscal year 2007 Customer Services will expand its plan to visit customers at their flight line operations to provide direct interaction with the operators of our products. As a part of this initiative, Customer Services will utilize qualified instructors to improve our customers’ knowledge of our products’ capabilities.
     Improvements in service center management have provided valuable international assets to assist with overhaul and repair capacity. Further development with key service centers will allow Breeze-Eastern to meet international offset requirements and facilitate upgrade programs for fielded hoists and winches in Australia and Canada.
     The U.S. military continues to form the backbone of Breeze-Eastern’s Overhaul and Repair workload and revenue. The U.S. Navy has awarded Breeze-Eastern a three year, firm fixed price contract for the continued support of heavy lift cargo hooks and hoists. In fiscal year 2007, Breeze Eastern expects to join the Navy’s Tip-to-Tail support program for the H-60 Seahawk cargo hook, hoist and certain
Breeze-Eastern is reducing turn-around time,
improving spare parts availability and
increasing the customers’ on-wing availability.
Line Replaceable Units in a long term contract arrangement. The U.S. Air Force and U.S. Army 160th Special Operations Regiment also continue to receive exemplary support. Over the last twelve months, neither branch has reported any Not Mission Capable Supply requirements. Internationally, the expanding Augusta Westland EH-101 fleet has begun to provide opportunities for O&R and Customer Services. Over the last six months of fiscal year 2006, Breeze-Eastern’s supplier rating with Westland has exceeded 90% and reached 100% for the last four consecutive months of the fiscal year.
     Breeze-Eastern has been recognized for decades as the leading supplier of safe and reliable rescue hoists, winches and lifting devices. The Customer Services team is dedicated to meeting the needs of all our customers to maximize operational availability and control life cycle cost of ownership. It is our goal to exceed our customers’ service expectations and continue our tradition as the market leader.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
TRANSTECHNOLOGY CORPORATION:
We have audited the accompanying consolidated balance sheets of TransTechnology Corporation and subsidiaries as of March 31, 2006 and 2005, and the related statements of consolidated operations, cash flows, and stockholders’ equity (deficit) for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TransTechnology Corporation and subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Parsippany, New Jersey
June 8, 2006

CONSOLIDATED BALANCE SHEETS

	MARCH 31,
(In thousands, except share data)	2006	2005

ASSETS
CURRENT ASSETS:
Cash	$161	$1,039
Accounts receivable (net of allowance for doubtful accounts of $25 and $16 in 2006 and 2005, respectively)	17,061	9,782
Inventories, net	18,035	15,897
Prepaid expenses and other current assets	686	873
Income tax receivable	—	954
Deferred income taxes	2,426	2,050

Total current assets	38,369	30,595

PROPERTY:
Land	534	534
Buildings	4,103	4,100
Machinery and equipment	4,154	4,367
Furniture, fixtures and information systems	7,531	6,514

Total	16,322	15,515
Less accumulated depreciation and amortization	11,512	11,023

Property — net	4,810	4,492

OTHER ASSETS:
Deferred income taxes	28,015	29,100
Goodwill	402	402
Other	10,349	11,849

Total other assets	38,766	41,351

TOTAL	$81,945	$76,438

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Revolving Credit Facility	$2,369	$386
Current portion of long-term debt	2,193	3,079
Accounts payable — trade	7,641	3,768
Accrued compensation	3,448	2,270
Accrued income taxes	763	652
Accrued interest	711	781
Other current liabilities	4,144	3,303

Total current liabilities	21,269	14,239

LONG-TERM DEBT PAYABLE TO BANKS	39,415	57,868

OTHER LONG-TERM LIABILITIES	8,933	10,690

COMMITMENTS AND CONTINGENCIES (Notes 12 and 13)

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock — authorized, 300,000 shares; none issued	—	—
Common stock — authorized, 14,700,000 shares of $.01 par value; issued, 9,618,853 and 7,087,211 shares in 2006 and 2005, respectively	96	71
Additional paid-in capital	91,515	74,136
Accumulated deficit	(72,733)	(74,025)
Unearned compensation	(123)	(114)

	18,755	68
Less treasury stock, at cost — 390,135 shares in 2006 and 2005	(6,427)	(6,427)

Total stockholders’ equity (deficit)	12,328	(6,359)

TOTAL	$81,945	$76,438

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED OPERATIONS

	Years ended March 31,
(In thousands, except share data)	2006	2005	2004

Net sales	$64,418	$62,932	$64,606
Cost of sales	36,457	36,177	36,503

Gross profit	27,961	26,755	28,103
General, administrative and selling expenses	15,789	17,320	16,211
Interest expense	9,320	10,469	10,431
Interest and other (income) expense — net	130	(174)	(1,289)
Settlement with U. S. Government	—	1,197	—
Loss on extinguishment of debt	396	2,185	—

Income (loss) before income taxes	2,326	(4,242)	2,750
Income tax provision (benefit)	1,034	(1,466)	1,006

Net income (loss)	$1,292	$(2,776)	$1,744

Earnings (loss) per share:
Basic:
Net income (loss) per share:	$0.18	$(0.42)	$0.26

Diluted:
Net income (loss) per share:	$0.18	$(0.42)	$0.26

Weighted — average basic shares outstanding	7,006,000	6,688,000	6,658,000
Weighted — average diluted shares outstanding	7,042,000	6,688,000	6,679,000
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Years ended March 31,
(In thousands)	2006	2005	2004

Cash flows from operating activities:
Net (loss) income	$1,292	$(2,776)	$1,744
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Write off of unamortized loan fees	396	1,438	—
Depreciation and amortization	1,561	1,496	2,279
Noncash interest expense, net	1,122	2,803	3,256
Provision for (reduction of) losses on accounts receivable	10	6	(55)
Changes in assets and liabilities:
Increase in accounts receivable and other receivables	(6,335)	(1,627)	(1,976)
(Increase) decrease in inventories	(2,138)	4,552	(766)
Decrease (increase) in deferred taxes, net	709	(781)	35
Decrease (increase) in other assets	502	(701)	353
Increase (decrease) in accounts payable	4,111	(1,761)	234
Increase (decrease) in accrued compensation	1,178	(620)	43
Increase (decrease) in income taxes payable	111	(914)	(629)
Decrease in other liabilities	(1,231)	(195)	(11,130)

Net cash provided by (used in) operating activities	1,288	920	(6,612)

Cash flows from investing activities:
Capital expenditures	(1,313)	(2,217)	(503)
Proceeds from sale of real estate	—	1,331	—
Decrease in notes receivable	133	26	1,012
Decrease in restricted cash-net	8	52	—

Net cash (used in) provided by investing activities	(1,172)	(808)	509

Cash flows from financing activities:
Payments on long-term debt	(20,122)	(59,641)	—
Proceeds from long-term debt and borrowings	—	61,500	—
Borrowings (repayments) of other debt	1,904	307	(79)
Payment of debt issue costs	—	(2,220)	—
Proceeds from private placement of common stock-net	17,185	—	—
Exercise of stock options	39	21	38

Net cash used in financing activities	(994)	(33)	(41)

(Decrease) increase in cash	(878)	79	(6,144)
Cash at beginning of year	1,039	960	7,104

Cash at end of year	$161	$1,039	$960

Supplemental information:
Interest payments	$8,560	$9,547	$7,088
Income tax payments	$213	$807	$2,105
Increase in senior subordinated note and term loans for paid-in-kind interest expense	$863	$2,616	$3,064
Non-cash investing activity for additions to property plant and equipment	$121	$359	$54

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share data)

								Total
Years ended					Additional			Comprehensive
March 31, 2006,	Common Stock		Treasury Stock		Paid-In	Accumulated	Unearned	Income
2005 and 2004	Shares	Amount	Shares	Amount	Capital	Deficit	Compensation	(Loss)

BALANCE, MARCH 31, 2003	7,018,299	$70	(560,964)	$(9,240)	$74,283	$(72,993)	$(43)	$12,122

Net income	—	—	—	—	—	1,744	—	1,744
Warrant put option expired	—	—	—	—	2,184	—	—	—
Issuance of stock under stock option plan	7,400	—	—	—	38	—	—	—
Issuance of stock under compensation and bonus plan	33,408	1	—	—	223	—	(54)	—

BALANCE, MARCH 31, 2004	7,059,107	71	(560,964)	(9,240)	76,728	(71,249)	(97)	$1,744

Net loss	—	—	—	—	—	(2,776)	—	$(2,776)
Issuance of stock from warrant exercise	—	—	170,829	2,813	(2,813)	—	—	—
Issuance of stock under stock option plan	3,400	—	—	—	21	—	—	—
Issuance of stock under compensation and bonus plan	24,704	—	—	—	200	—	(17)	—

BALANCE, MARCH 31, 2005	7,087,211	71	(390,135)	(6,427)	74,136	(74,025)	(114)	$(2,776)

Net income						1,292		$1,292
Private placement of common stock, net of expenses	2,500,000	25			17,160
Issuance of stock under stock option plan	6,400				39
Issuance of stock under compensation and bonus plan	25,242				180		(9)

BALANCE, MARCH 31, 2006	9,618,853	$96	(390,135)	$(6,427)	$91,515	$(72,733)	$(123)	$1,292

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF ACCOUNTING PRINCIPLES
Business – The fiscal year for TransTechnology Corporation (the “Company”) ends on March 31. Accordingly, all references to years in the Notes to Consolidated Financial Statements refer to the fiscal year ended March 31 of the indicated year unless otherwise specified.
     The Company, which has one manufacturing facility in the United States, develops, manufactures, sells and services a complete line of sophisticated lifting and restraining products, principally performance critical helicopter rescue hoist and cargo hook systems, winches and hoists for aircraft and weapons systems.
Use Of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments and assumptions are made. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Significant items subject to estimates and assumptions include the carrying value of long-lived assets; valuation allowances for receivables, inventories and deferred tax assets; environmental liabilities; litigation contingencies; and obligations related to employee benefit plans. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company’s financial statements will be affected.
Principles Of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions are eliminated in consolidation.
Revenue Recognition – Revenue related to equipment sales is recognized when title and risk of loss have been transferred, collectibility is reasonably assured, and pricing is fixed or determinable. Revenue related to repair and overhaul is recognized upon the completion of the related repairs or overhaul and the unit is shipped to the customer. Equipment has a one year warranty for which a reserve is recorded using historical averages and specific program contingencies when considered necessary.
Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Cost includes material, labor and manufacturing overhead costs.
Property And Related Depreciation – Property is recorded at cost. Provisions for depreciation are made on a straight-line basis over the estimated useful lives of depreciable assets ranging from three to thirty years. Depreciation expense for the years ended March 31, 2006, 2005 and 2004 was $0.8 million, $0.5 million, and $0.5 million, respectively.
Earnings Per Share (“EPS”) – The computation of basic earnings per share is based on the weighted-average number of common shares outstanding. The computation of diluted earnings per share assumes the foregoing and, in addition, the exercise of all dilutive stock options using the treasury stock method. The diluted loss per share is computed using the same weighted-average number of share as the basic earnings per share computation.
     The components of the denominator for basic earnings per common share and diluted earnings per common share are reconciled as follows:

	2006	2005	2004
Basic earnings per common share:
Weighted-average common shares outstanding	7,006,000	6,688,000	6,658,000

Diluted earnings per common share:
Weighted-average common shares outstanding	7,006,000	6,688,000	6,658,000
Stock options	36,000	—	21,000

Denominator for diluted earnings per common share	7,042,000	6,688,000	6,679,000

During the years ended March 31, 2006, 2005 and 2004 options to purchase 229,250, 164,138 and 230,135 shares of common stock, respectively, were not included in the computation of diluted EPS because the options exercise prices were greater than the average market price of the common shares.
Research, Development and Engineering Costs – Research and development costs and engineering costs, which are charged to expense when incurred, amounted to $2.4 million, $2.5 million and $2.3 million in 2006, 2005 and 2004, respectively. Included in these amounts were expenditures of $1.1 million, $1.9 million and $2.0 million in 2006, 2005 and 2004, respectively, which represent costs related to research and development activities.
Shipping and Handling Costs – Costs for shipping and handling incurred by the Company for third party shippers are included in general, administrative and selling expense. These expenses for the years ended March 31, 2006, 2005 and 2004 were $0.1 million, $0.2 million and $0.1 million, respectively.
Income Taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company periodically assesses recoverability of deferred tax assets and provisions for valuation allowances are made as required.
Financial Instruments – The Company does not hold or issue financial instruments for trading purposes.

Stock-Based Compensation – Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the Company records expense in an amount equal to the excess, if any, of the quoted market price on the grant date over the option price.
     The following table includes as reported and proforma information required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” Proforma information is based on the fair value method under SFAS No. 123 (in thousands except per share amounts):

	2006	2005	2004
Net income (loss), as reported	$1,292	$(2,776)	$1,744
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	85	131	108
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(218)	(280)	(227)

Proforma net income (loss)	$1,159	$(2,925)	$1,625

Net income (loss) per share:
Basic and diluted – as reported	$0.18	$(0.42)	$0.26

Basic and diluted – proforma	$0.16	$(0.44)	$0.24

Impairment of Goodwill and Other Long-Lived Assets – Long-lived assets (excluding financial instruments and deferred tax assets) and certain identifiable intangibles to be held and used are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment reviews for goodwill are performed by comparing the fair value to the reported carrying amount. If the carrying amount exceeds fair value, an impairment loss is recognized in an amount equal to the excess. Fair value is determined using quoted market prices when available or present value techniques.
New Accounting Standards – In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.” The new statement changes the requirements for the accounting for and reporting of a change in accounting principles by requiring retrospective application of changes in accounting principles to prior periods’ financial statements to the extent practicable. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This statement did not have a material effect on the Company’s financial position, results of operations, or cash flows.
     In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which clarifies that conditional asset retirement obligations are within the scope of SFAS No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 requires the Company to recognize a liability for the fair value of conditional asset retirement obligations if the fair value of the liability can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. This statement did not have a material effect on the Company’s financial position, results of operations, or cash flows.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” (“SFAS No. 153”). SFAS No. 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No.153 is effective for non-monetary charges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the adoption of this statement will have a material effect on the Company’s financial position, results of operations, or cash flows.
     In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123R”) that addresses the accounting for share-based payment transactions in which a company receives (a) goods or services in exchange for equity instruments of the company or (b) incurs liabilities that are based on the fair value of the equity instruments of the Company or that may be settled by the issuance of such equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees”, that was provided in SFAS No.123 as originally issued. Under SFAS No. 123R companies are required to record compensation expense for all share based payment award transactions measured at fair value. This statement is effective for the Company as of April 1, 2006, and has been adopted as of that date. Management does not believe that the adoption of this statement will have a material effect on the Company’s financial position, results of operations, or cash flows.
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS No. 151”). This statement amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4 “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that these items be recognized as current-period charges regardless of whether they meet the definition of “so abnormal” in ARB No. 43. In addition, SFAS No. 151 requires that allocation of fixed overheads to the costs of conversion be based on the normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during the Company’s fiscal year ending March 31, 2007. Management believes that the adoption of this statement will not have a material effect on the Company’s financial position, results of operations, or cash flows.
2. STATEMENTS OF CONSOLIDATED CASH FLOWS
In the Statement of Consolidated Cash Flows for fiscal 2006, the Company classified changes in restricted cash balances as investing cash flows. The Company previously presented such changes as operating cash flows. In the accompanying Statements of Consolidated Cash Flows for fiscal 2005, the Company corrected the classification of changes in restricted cash balances to be consistent with its fiscal 2006 presentation which resulted in a $52,000 increase to investing cash flows and a corresponding decrease in operating cash flows from the amounts previously reported for fiscal 2005. There was no change in the restricted cash balances in fiscal 2004.
     The Company accrues in accounts payable amounts related to capital purchases incurred but not yet paid. In fiscal 2004 and fiscal 2005, amounts accrued but not yet paid were classified in the Statement of Cash Flows as cash flows from investing activities and the offsetting change in the related accounts payable as cash flows from operating activities. In fiscal 2006, the Company revised its accounting policy to exclude accrued capital purchases from cash flows from investing and operating activities. The Company corrected its 2004 and 2005 Statement of Cash Flows to apply the amended policy resulting in a decrease in cash flows from operating activities and an increase in cash flows from investing activities of $36,000 and $305,000 in fiscal 2004 and fiscal 2005 respectively.
3. INVENTORIES
Inventories at March 31, consisted of the following (in thousands):

	2006	2005
Work in process	$3,847	$4,120
Purchased and manufactured parts	14,188	11,777

Total	$18,035	$15,897

4. OTHER ASSETS
Other assets at March 31, consisted of the following (in thousands):

	2006	2005
Real estate held for sale	$4,000	$4,000
Obligation due from divestiture	3,577	4,154
Other	2,772	3,695

Total	$10,349	$11,849

Obligation due from divestiture represents the indemnification in favor of the Company relative to a pension plan for a discontinued operation. See Note 10.
5. OTHER CURRENT LIABILITIES
Other current liabilities at March 31, consisted of the following (in thousands):

	2006	2005
Accrued medical benefits cost	$830	$784
Settlement with U.S. Government	600	597
Environmental Reserves	1,102	1,090
Other	1,612	832

Total	$4,144	$3,303

6. INCOME TAXES
The provision (benefit) for income taxes is summarized below (in thousands):

	2006	2005	2004
Current (receivable) payable:
Federal	$38	$(804)	$(396)
Foreign	120	—	1,062
State	166	119	40

	324	(685)	706

Deferred	(5,185)	(6,727)	300
Valuation allowance	5,895	5,946	—

	710	(781)	300

Total	$1,034	$(1,466)	$1,006

The consolidated effective tax rates for continuing operations differ from the federal statutory rates as follows:

	2006	2005	2004
Statutory federal rate/(benefit)	35.0%	(35.0%)	35.0%
State income taxes after federal income tax	6.2	(126.8)	1.0
Foreign income taxes	5.2	—	—
Valuation allowance	(2.2)	127.1	—
Other	0.3	0.1	0.6

Consolidated effective tax rate	44.5%	(34.6%)	36.6%

The following is an analysis of accumulated deferred income taxes
(in thousands):

	2006	2005
Assets:
Current:
Bad debts	$1,073	$1,069
Employee benefit accruals	455	134
Inventory	581	541
Other	317	306

Total current	2,426	2,050

Noncurrent:
Employee benefit accruals	564	564
Environmental	1,259	1,244
Net operating loss carryforward	31,018	31,955
Other	990	959
Property	79	324
Valuation allowance	(5,895)	(5,946)

Total noncurrent	28,015	29,100

Total assets	$30,441	$31,150

The Company has federal and state net operating loss carryforwards, or NOLs, of approximately $58.8 million and $108.6 million, respectively, that are due to expire in fiscal 2022 through fiscal 2025 and fiscal 2008 through fiscal 2012, respectively. These NOLs may be used to offset future taxable income through their respective expiration dates and thereby reduce or eliminate its federal and state income taxes otherwise payable. A corresponding valuation allowance of $5.9 million has been established relating to the state net operating loss, as it is management’s belief that it is more likely than not that a portion of the state NOLs are not realizable. Failure by the Company to achieve sufficient taxable income to utilize the NOLs would require the recording of an additional valuation allowance against the deferred tax assets.
     The Internal Revenue Code of 1986, as amended (the “Code”) imposes significant limitations on the utilization of NOLs in the event of an “ownership change” as defined under section 382 of the Code (the “Section 382 Limitation”). The Section 382 Limitation is an annual limitation on the amount of pre-ownership NOLs that a corporation may use to offset its post-ownership change income. The Section 382 Limitation is calculated by multiplying the value of a corporation’s stock immediately before an ownership change by the long-term tax-exempt rate (as published by the Internal Revenue Service). Generally, an ownership change occurs with respect to a corporation if the aggregate increase in the percentage of stock ownership by value of that corporation by one or more 5% shareholders (including specified groups of shareholders who in the aggregate own at least 5% of that corporation’s stock) exceeds 50 percentage points over a three-year testing period. The Company believes that it has not gone through an ownership change that would cause its NOLs to be subject to the Section 382 Limitation.
     If the Company does not generate adequate taxable earnings, some or all of its deferred tax assets may not be realized. Additionally, changes to the federal and state income tax laws also could impact its ability to use the NOLs. The State of New Jersey, in response to a budget crisis, currently allows the utilization of NOLs up to 50% of taxable income earned in the state for the Company’s 2006 fiscal year. As a result, the Company will be required to pay New Jersey state income taxes on 50% of fiscal 2006 taxable income in spite of losses being carried forward. It is possible that the State of New Jersey could extend the limitation, or reinstate the suspension of utilization of NOLs. In such cases, the Company may need to increase the valuation allowance established related to deferred tax assets for state purposes.
7. LONG-TERM DEBT PAYABLE TO BANKS
Long-term debt payable to banks on March 31, including current maturities consisted of the following (in thousands):

	2006	2005
Senior Credit Facility – 16%	$43,977	$61,254
Other	—	79

	43,977	61,333
Less current maturities	4,562	3,465

Total long-term debt	$39,415	$57,868

Former Senior Credit Facility – At March 31, 2006, the Company had a senior credit facility consisting of a $10.0 million asset-based Revolving Credit Facility and two tranches of Term Loans totaling $41.6 million and had a blended interest rate of 16.0% (Former Senior Credit Facility). The terms of this facility required monthly principal payments of $0.3 million over the term of the loan with the balance due at the end of the term on May 31, 2008. On February 17, 2006, the Company completed a private placement of 2.5 million shares of its common stock which yielded net cash proceeds of $17.2 million which was used to pay down part of this facility. The Former Senior Credit Facility was secured by all of the Company’s assets. At March 31, 2006, the Company was in compliance with the provisions of this facility. At March 31, 2006, there was $2.4 million of outstanding borrowings under the revolving portion of the Former Senior Credit Facility.
Senior Credit Facility – On May 1, 2006, the Company refinanced and paid in full the Former Senior Credit Facility with a new five year, LIBOR-based $50.0 million Senior Credit Facility consisting of a $10.0 million Revolving Credit Facility, and two term loans of $20.0 million each, which had a blended interest rate of 8.5% at the time of the refinancing. The term loans require monthly principal payments of $0.2 million commencing in July 2006 and an additional quarterly principal payment of $50,000 commencing January 2007. The remainder of the term loans are due at maturity. The balance sheet at March 31, 2006 reflects $2.2 million of current maturities due under term loans of the Senior Credit Facility. The Senior Credit Facility also contains certain mandatory prepayment provisions which are linked to cash flow and customary covenants related primarily to earnings before interest, taxes, depreciation and amortization (“EBIT-DA”) and events of default. The Senior Credit Facility prohibits the payment of dividends. The Senior Credit Facility is secured by all of the assets of the Company.

     Amortization of loan origination fees on the Former Senior Credit Facility, the Senior Credit Facility and another credit facility refinanced during fiscal 2005, amounted to $0.6 million, $0.8 million and $1.6 million in 2006, 2005 and 2004 respectively.
     The Company has debt maturities of $4.6 million, $3.1 million, $3.1 million, $3.1 million, $3.1 million and $25.6 million in fiscal 2007, 2008, 2009, 2010, 2011 and 2012. These maturities reflect the terms of the Senior Credit Facility.
8. OTHER LIABILITIES
Other liabilities at March 31, consisted of the following (in thousands):

	2006	2005
Environmental reserves	$4,032	$4,685
Obligation from divestiture	3,577	4,154
Other	1,324	1,851

Total	$8,933	$10,690

Obligation from divestiture represents the legal liability of the Company relative to a pension plan for a discontinued operation. See Note 10.
9. STOCK OPTIONS
The Company maintains the amended and restated 1992 long-term incentive plan (the “1992 Plan”), the 1998 non-employee directors stock option plan (the “1998 Plan”), the 1999 long-term incentive plan (the “1999 Plan”), and the 2004 long-term incentive plan (the “2004 Plan”).
     Under the terms of the 2004 plan, 200,000 of the Company’s common shares may be granted as stock options or awarded as restricted stock to officers, directors and certain employees of the Company through September 2014. Under the terms of the 1999 plan, 300,000 of the Company’s common shares may be granted as stock options or awarded as restricted stock to officers, directors and certain employees of the Company through July 2009. The 1992 Plan expired in September 2002 and no grants or awards may be made under the 1992 Plan, however there remain outstanding options under the 1992 Plan. Under each of the 1992, 1999 and 2004 Plans, option exercise prices equal the fair market value of the common shares at their grant dates. For grants made prior to May 1999, options expire not later than five years after the date of the grant. Options granted beginning in May 1999 to officers and employees expire no later than 10 years after the date of the grant. Options granted to directors and to officers and employees with the annual cash bonus vest ratably over three years beginning one year after the date of the grant. Restricted stock is payable in equivalent number of common shares. The shares are distributable in a single installment and, with respect to officers and employees, restrictions lapse ratably over a three-year period from the date of the award, and with respect to directors, the restrictions lapse six months after the director ceases to be a member of the board of directors.
     Under the terms of the 1998 Plan, non-employee directors are entitled to receive matching options for a) each share of the Company’s common stock which they hold at the end of a 60-day period following initial election as a director, but not to exceed 25,000 shares, with the strike price of the option being the fair market value of the shares at their grant dates, and b) thereafter, for each share of the Company’s common stock that they purchase on the open market, with the strike price of the option being the purchase price of the share, up to a maximum of 5,000 options in any twelve month period or 15,000 options over a three-year period. Options granted under the 1998 Plan vest on the first anniversary of the grant. Options expire not later than five years after the date of the grant.
     The following table summarizes stock option activity over the past three years under the plan:

		Weighted-
		Average
	Number	Exercise
	of Shares	Price
Outstanding at March 31, 2003	395,941	14.42
Granted	69,500	5.38
Exercised	(7,400)	5.11
Canceled or expired	(99,491)	23.32

Outstanding at March 31, 2004	358,550	10.39
Granted	69,500	7.02
Exercised	(3,400)	6.19
Canceled or expired	(19,050)	16.40

Outstanding at March 31, 2005	405,600	9.56
Granted	73,500	7.05
Exercised	(6,400)	6.07
Cancelled or expired	(22,200)	6.42

Outstanding at March 31, 2006	450,500	9.36

Options exercisable at March 31, 2004	246,378	12.25

Options exercisable at March 31, 2005	291,768	10.80

Options exercisable at March 31, 2006	323,500	10.35
In 2006, 2005 and 2004 the Company awarded restricted stock totaling 25,242 shares, 24,704 shares and 33,408 shares, respectively. The weighted-average fair value of this restricted stock was $7.13, $8.32, and $6.69 in 2006, 2005 and 2004, respectively. The expense recorded in 2006, 2005 and 2004 for restricted stock was $0.2 million, $0.2 million and $0.2 million respectively.
     The weighted-average Black-Scholes value per option granted in 2006, 2005 and 2004 was $4.12, $4.26 and $3.41, respectively. The following assumptions were used in the Black-Scholes option pricing model for options granted in 2006, 2005 and 2004.

	2006	2005	2004
Dividend yield	0.0%	0.0%	0.0%
Volatility	53.3%	56.3%	56.6%
Risk-free interest rate	3.9%	4.1%	3.1%
Expected term of options (in years)	7.0	7.0	7.0

For options outstanding and exercisable at March 31, 2006, the exercise price ranges and average remaining lives were:

	Options Outstanding			Options Exercisable
Range of	Number Outstanding	Weighted- Average	Weighted-Average	Number Exercisable	Weighted-Average
Exercise Prices	at March 31, 2006	Remaining Life	Exercise Price	at March 31, 2005	Exercise Price
$ 5.00 – 7.49	257,000	8	$6.52	130,000	$6.24
7.50 – 10.00	107,500	5	8.93	107,500	8.93
15.00 – 20.00	86,000	3	18.36	86,000	18.36

	450,500	6	$9.36	323,500	$10.35

10. EMPLOYEE BENEFIT PLANS
The Company has a defined contribution plan covering all eligible employees. Contributions are based on certain percentages of an employee’s eligible compensation. Expenses related to this plan were $0.7 million in 2006, 2005 and 2004.
     The Company provides postretirement benefits to certain union employees at the Company’s Breeze-Eastern division. The Company funds these benefits on a pay-as-you-go basis. The measurement date is March 31. On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was enacted that introduces a prescription drug benefit under Medicare as well as a subsidy to sponsors of retiree health care benefit plans. The Company has elected to defer the recognition of the Act until such time when the authoritative guidance is issued. Any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the Company’s financial statements do not reflect the effect of the Act.
     In February 2002, the Company’s subsidiary, Seeger-Orbis GmbH & Co. OHG now known as TransTechnology Germany GmbH (the Selling Company) sold its retaining ring business in Germany to Barnes Group Inc. (Barnes). Since German law prohibits the transfer of unfunded pension obligations for retired and former employees who have vested, the legal responsibility for the pension plan remained with the Selling Company. The relevant information for the pension plan is shown below under the caption Pension Plan. The measurement date is December 31. Barnes has entered into an agreement with the Company and its subsidiary, the Selling Company, whereby Barnes is obligated to administer and discharge the pension obligation as well as indemnify and hold the Selling Company and the Company harmless from these pension obligations. Accordingly, the Company has recorded an asset equal to the benefit obligation for the pension plan — see Notes 4 and 8.

	Postretirement Benefits			Pension Plan
	Year Ended March 31,			Year Ended March 31,
(In thousands)	2006	2005	2004	2006	2005	2004

Components of net periodic benefit cost:
Interest cost	$74	$73	$97	$129	$191	$182
Amortization of net loss	53	70	97	—	—	—

Net periodic benefit cost	$127	$143	$194	$129	$191	$182

Weighted-average assumption as of March 31:
Discount rate	5.54%	5.25%	5.00%	3.75%	4.50%	5.50%

	Postretirement		Pension
	Benefits		Plan
	Year Ended		Year Ended
	March 31,		March 31,
(In thousands)	2006	2005	2006	2005

Change in benefit obligation:
Benefit obligation at beginning of year	$1,488	$1,550	$4,154	$3,715
Interest cost	74	73	129	191
Actuarial (gain) loss	(654)	22	(119)	350
Benefits paid	(109)	(157)	(305)	(311)
Effect of foreign exchange	—	—	(282)	209

Benefit obligation at end of year	$799	$1,488	$3,577	$4,154

Reconciliation of funded status:
Funded status	$(799)	$(1,488)	$(3,577)	$(4,154)
Unrecognized actuarial (gain) loss	(193)	514	—	—

Accrued liability	$(992)	$(974)	$(3,577)	$(4,154)

The following benefit payments are expected to be paid as follows (in thousands):

	Postretirement	Pension
	Benefits	Plan
2007	$112	$313
2008	111	373
2009	108	368
2010	105	368
2011	86	363
2012 to 2016	318	1,775
For measurement purposes for postretirement benefits, a 12.0% and an 11.7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006 and 2005, respectively. The rate was assumed to decrease gradually to 6.0% by 2012 and remain at that level thereafter. Under the Plan, the actuarially determined effect of a one-percentage point change in the assumed health case cost trend would be as follows (in thousands):

	One Percentage	One Percentage
	Point Increase	Point Decrease
Effect on total of service and interest cost components	$5	$(5)

Effect on accumulated postretirement benefit obligation	35	(32)
11. FINANCIAL INSTRUMENTS
Cash, Accounts Receivable, Current Debt, Accounts Payable and Other Liabilities – The carrying amounts of these items approximate their fair value because of their short term nature.
Long-Term Debt – The carrying amount of the Company’s long-term debt approximates its fair value due to variable interest rates.
Concentration Of Credit Risk – The Company is subject to concentration of credit risk primarily with its trade and notes receivable. The Company grants credit to certain customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are provided for in the Company’s consolidated financial statements and are within management’s expectations. As of March 31, 2006, the Company had no other significant concentrations of risk.
12. COMMITMENTS
The Company and its subsidiaries have minimum rental commitments under noncancelable operating leases, primarily leased equipment, as follows (in thousands):

2007	$165
2008	38
2009	17
2010	17
Thereafter	—

Total	$237

Rent expense under operating leases for the years ended March 31, 2006, 2005, and 2004 was $0.3 million, $0.2 million and $0.2 million, respectively.
13. CONTINGENCIES
Environmental Matters – The Company evaluates the exposure to environmental liabilities using a financial risk assessment methodology, including a system of internal environmental audits and tests and outside consultants. This risk assessment includes the identification of risk events/issues, including potential environmental contamination at Company and off-site facilities; characterizes risk issues in terms of likelihood, consequences and costs, including the year(s) when these costs could be incurred; analyzes risks using statistical techniques; and, constructs risk cost profiles for each site. Remediation cost estimates are prepared from this analysis and are taken into consideration in developing project budgets from third party contractors. Although the Company takes great care in the development of these risk assessments and future cost estimates, the actual amount of the remediation costs may be different from those estimated as a result of a number of factors including, changes to government regulations or laws; changes in local construction costs and the availability of personnel and materials; unforeseen remediation requirements that are not apparent until the work actually commences; and other similar uncertainties. The Company does not include any unasserted claims that they might have against others in determining the liability for such costs, and, except as noted with regard to specific cost sharing arrangements, have no such arrangements, nor has the Company taken into consideration any future claims against insurance carriers that they might have in determining their environmental liabilities. In those situations where the Company is considered a de minimus participant in a remediation claim, the failure of the larger participants to meet their obligations could result in an increase in the Company’s liability with regard to such a site.
     The Company continues to participate in environmental assessments and remediation work at eleven locations, including certain former facilities. Due to the nature of environmental remediation and monitoring work, such activities can extend for up to thirty years, depending upon the nature of the work, the substances involved, and the regulatory requirements associated with each site. In calculating the net present value (where appropriate) of those costs expected to be incurred in the future, the Company uses a discount rate of 7.5%. Based on the above, the Company estimates the current range of undiscounted cost for remediation and monitoring to be between $5.4 million and $9.4 million with an undiscounted amount of $6.1 million to be most probable. Current estimates for expenditures, net of recoveries pursuant to cost sharing agreements, for each of the five succeeding fiscal years are $1.1 million, $1.0 million, $0.8 million, $0.8 million, and $0.8 million respectively, with $1.6 million payable thereafter. Of the total undiscounted costs, the Company estimates that approximately 50% will relate to remediation activities and that 50% will be associated with monitoring activities.
     The Company estimates that the potential cost for implementing corrective action at nine of these sites will not exceed $0.5 million in the aggregate, payable over the next several years, and have provided for the estimated costs, without discounting for present value, in the Company’s accrual for environmental liabilities. In the first quarter of fiscal 2003, the Company entered into a consent order for a former facility in New York, which is currently subject to a contract for sale, pursuant to which the Company has developed a remediation plan for review and approval by the New York Department of Environmental Conservation. Based upon the characterization work performed to date, the Company has accrued estimated costs of approximately $1.9 million without discounting for present value. The amounts and timing of such payments are subject to an approved remediation plan.
     The environmental cleanup plan the Company presented during the fourth quarter of fiscal 2000 for a portion of a site in Pennsylvania which continues to be owned, although the related business has been sold, was approved during the third quarter of fiscal 2004. This plan was submitted pursuant to the Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (“PaDEP”) concluded in fiscal 1999. Pursuant to the Consent Order, upon its execution the Company paid $0.2 million for past costs, future oversight expenses and in full settlement of claims made by PaDEP related to the environmental remediation of the site with an additional $0.2 million paid in fiscal 2001. A second Consent Order was concluded with PaDEP in the third quarter of fiscal 2001 for another portion of the site, and a third Consent Order for the remainder of the site was concluded in the third quarter of fiscal 2003. An environmental cleanup plan for the portion of the site covered by the 2003 Consent Order was presented during the second quarter of fiscal 2004. The Company is also administering an agreed settlement with the Federal government under which the government pays 50% of the direct and indirect environmental response costs associated with a portion of the site. In the first quarter of fiscal 2006 the Company concluded an agreement under which the Federal government paid an amount equal to 45% of the estimated environmental response costs associated with another portion of the site. At March 31, 2006, the Company’s cleanup reserve was $2.0 million based on the net present value of future expected cleanup and monitoring costs and is net of expected reimbursement by the Federal Government of $0.7 million. The Company expects that remediation at this site, which is subject to the oversight of the Pennsylvania authorities, will not be completed for several years, and that monitoring costs, although expected to be incurred over twenty years, could extend for up to thirty years.
     In addition, the Company has been named as a potentially responsible party in four environmental proceedings pending in several states in which it is alleged that the Company is a generator of waste that was sent to landfills and other treatment facilities. Such properties generally relate to businesses which have been sold or discontinued. The Company estimates expected future costs, and estimated proportional share of remedial work to be performed, associated with these proceedings will not exceed $0.1 million without discounting for present value and have provided for these estimated costs in the Company’s accrual for environmental liabilities. As of March 31, 2006, other assets on the Consolidated Balance Sheet included $0.3 million of restricted cash to be used for future remediation costs.
Asset Sale – The Company sold the assets of its Breeze Industrial Products (BIP) division in July 2001. As part of that transaction, the Company sold the land and building occupied by the BIP operation to the Indiana County (PA) Development Corporation (ICDC) for $2.0 million. The ICDC, in turn, entered into a lease of the facility in September 2001 with BIP as lessee for an initial term of five years and up to four additional five-year terms. The lease contains an option for BIP to purchase the property from ICDC at the end of the first term for $1.5 million (the appraised value of the property in July 2001). In the event that BIP does not exercise the purchase option or the renewal option at the end of the initial term, ICDC, upon proper notification, can require the Company to repurchase the property for $1.0 million, of which $0.5 million is contractually required to be maintained on deposit with banks located in Indiana County, Pennsylvania. The Company considers a decision by BIP to vacate the location in Saltsburg, Pennsylvania to be unlikely as this is a manufacturing facility with sophisticated machinery, an established well-trained work force, dependable suppliers, and excellent distribution access. In the event that the facility is presented for repurchase, management is confident that the repurchase would not have a material effect on the Company’s financial position, results of operations or cash flows and that the facility can be resold for at least the repurchase price. As of March 31, 2006, Other Assets on the Consolidated Balance Sheet includes $0.6 million of restricted cash to be used to repurchase, if necessary, the property as described above.
Litigation – The Company is also engaged in various other legal proceedings incidental to its business. It is the opinion of management that, after taking into consideration information furnished by its counsel, these matters will have no material effect on the Company’s consolidated financial position, or the results of operations or cash flows in future periods.
14. SEGMENT AND GEOGRAPHIC INFORMATION
The Company operates in only one business segment, the design, manufacture and sale of equipment for use in the aerospace industry. Approximately 45.7%, 59.8%, and 60.7% of sales in 2006, 2005 and 2004 respectively were derived from sales to the United States Government and its prime contractors.
     Net sales below show the geographic location of customers (in thousands):

Location	2006	2005	2004
United States	$33,553	$39,831	$42,052
Europe	19,464	14,161	15,860
Pacific and Far East	5,567	4,524	3,461
Other non-United States	5,834	4,416	3,233

Total	$64,418	$62,932	$64,606

15. UNAUDITED QUARTERLY FINANCIAL DATA
(In thousands except per share amounts)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
2006
Net sales	$12,982	$12,997	$16,315	$22,124	$64,418
Gross profit	5,637	5,446	6,753	10,125	27,961
Net income (loss)	201	(102)	387	806 (a)	1,292

Basic earnings (loss) per share:	$0.03	$(0.02)	$0.06	$0.10	$0.18

Diluted earnings (loss) per share:	$0.03	$(0.02)	$0.06	$0.10	$0.18

	First	Second	Third		Fourth
	Quarter	Quarter	Quarter		Quarter		Total
2005
Net sales	$14,548	$15,249	$17,267		$15,868		$62,932
Gross profit	5,837	6,199	7,218		7,501		26,755
Net loss	(617)	(499)	(1,268	)(b)	(392	)(c)	(2,776)

Basic loss per share:	$(0.09)	$(0.07)	$(0.19)		$(0.06)		$(0.42)

Diluted loss per share:	$(0.09)	$(0.07)	$(0.19)		$(0.06)		$(0.42)

(a)	Includes a pre-tax charge of $0.4 million for a loss on extinguishment of debt.

(b)	Includes a pre-tax charge of $2.2 million for a loss on extinguishment of debt.

(c)	Includes a pre-tax charge of $1.2 million relating to the settlement with the U.S. Government.
16. SUBSEQUENT EVENT
On May 1, 2006, the Company refinanced and paid in full the Former Senior Credit Facility with a new five year, LIBOR based $50.0 million Senior Credit Facility consisting of a $10.0 million Revolving Credit Facility, and two term loans of $20.0 million each, which had a blended interest rate of 8.5% at the time of the refinancing. The term loans require monthly principal payments of $0.2 million commencing in July 2006 and an additional quarterly principal payment of $50,000 commencing January 2007. The balance sheet at March 31, 2006 reflects $2.2 million of current maturities due under term loans of the Senior Credit Facility. The Senior Credit Facility also contains certain mandatory prepayment provisions which are linked to cash flow and customary covenants related primarily to earnings before interest, taxes, depreciation and amortization (“EBITDA”) and events of default. The Senior Credit Facility prohibits the payment of dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Acts”). Any statements contained herein that are not statements of historical fact are deemed to be forward-looking statements.
     The forward-looking statements in this Annual Report are based on current beliefs, estimates and assumptions concerning the operations, future results, and prospects of the Company. As actual operations and results may materially differ from those assumed in forward-looking statements, there is no assurance that forward-looking statements will prove to be accurate. Forward-looking statements are subject to the safe harbors created in the Acts.
     Any number of factors could affect future operations and results, including, without limitation, competition from other companies; changes in applicable laws, rules and regulations affecting the Company in the locations in which it conducts its business; the availability of equity and/or debt financing in the amounts and on the terms necessary to support the Company’s future business; interest rate trends; the Company’s ability to provide a trading venue for its shares; determination by the Company to dispose of or acquire additional assets; general industry and economic conditions; events impacting the U.S. and world financial markets and economies; and those specific risks that are discussed elsewhere in this Annual Report.
     The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information or future events.
GENERAL
We design, develop and manufacture sophisticated lifting equipment for specialty aerospace and defense applications. With over 50% of the global market, we have long been recognized as the world’s largest designer and leading supplier of performance-critical rescue hoists and cargo-hook systems. We also manufacture weapons-handling systems, cargo winches, and tie-down equipment assemblies. Marketed under the trade name “Breeze-Eastern”, our products are designed to be efficient and reliable in extreme operating conditions. Our equipment is used to complete rescue operations, move and transport cargo, and load weapons onto aircraft and ground-based launching systems.
     All references to years in this Management’s Discussion and Analysis of Financial Condition and Results of Operations refer to the fiscal year ended March 31 of the indicated year unless otherwise specified.
     As previously reported, we were subject to an investigation that was conducted by the Newark, New Jersey office of the United States Attorney with respect to Breeze-Eastern’s overhaul and repair operations. On September 6, 2005 we concluded an agreement with the United States Government on the resolution of the civil and contractual aspects of the investigation and were advised by the United States Attorney that there would be no criminal charges against us with respect to the matter. Under the agreement with the United States Government, we are paying to the United States Government $1.0 million in three installments. A first installment of $0.1 million was paid upon finalization of the agreement, a second installment of $0.3 million was paid on March 30, 2006 and a third and final installment of $0.6 million will be paid on September 30, 2006. We recorded a pre-tax charge of $1.2 million relating to the settlement and associated costs in the fourth quarter of fiscal 2005.
CRITICAL ACCOUNTING POLICIES
The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. We believe the following critical accounting policies are affected by significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements.
Revenue Recognition. Revenue related to equipment sales is recognized when title and risk of loss have been transferred, collectibility is reasonably assured, and pricing is fixed or determinable. Revenue related to repair and overhaul is recognized upon the completion of the related repairs or overhaul and the unit is shipped to the customer. Equipment has a one year warranty for which a reserve is established using historical averages and specific program contingencies when considered necessary.
Inventory. We purchase materials to manufacture components for use in our products and for use by our engineering, repair and overhaul business. Our decision to purchase a set quantity of a particular item is influenced by several factors including current and projected cost, future estimated availability, lead time for production of the materials, existing and projected contracts to produce certain items and the estimated needs for our repair and overhaul business.
     We value our inventories using the lower of cost or market on a first-in first-out (FIFO) basis. We reduce the carrying amount of these inventories to net realizable value based on our assessment of inventory that is considered excess or obsolete based on firm sales orders and historical usage. Since all of our products are produced to meet firm sales orders, our focus for reserves is on the purchased and manufactured parts.
Environmental Reserves. We provide for environmental reserves when, after consultation with our internal and external counsel and other environmental consultants, we determine that a liability is both probable and estimable. In many cases, we do not fix or cap the liability for a particular site when we first record it. Factors that affect the recorded amount of the liability in future years include our participation percentage due to a settlement by, or bankruptcy of, other potentially responsible parties, a change in the environmental laws resulting in more stringent requirements, a change in the estimate of future costs that will be incurred to remediate the site, changes in technology related to environmental remediation and appropriate discount factors to reflect the net present value of expected expenditures.
     We discuss current estimated exposure to environmental claims under the caption “Environmental Matters.”
Deferred Tax Asset. This asset, against which a valuation allowance for a portion of the non-current state taxes has been established, represents income tax benefits expected to be realized in the future, primarily as a result of the use of net operating loss carry-forwards. Because we expect to generate adequate amounts of taxable income prior to the expiration of the federal and state net operating loss carryfor-wards in 2022 through 2025 and 2008 through 2012 respectively, no additional valuation allowance was considered necessary. If we do not generate adequate taxable earnings, some or all of our deferred tax assets may not be realized. Additionally, changes to the federal and state income tax laws also could impact our ability to use the net operating loss carryforwards. The State of New Jersey, in response to a budget crisis, currently allows the utilization of net operating loss carryforwards up to 50% of taxable income earned in the state for our 2006 fiscal year. As a result, we will be required to pay New Jersey state income taxes on 50% of fiscal 2006 taxable income in spite of losses being carried forward. It is possible that the State of New Jersey could extend the limitation, or reinstate the suspension of utilization of net operating loss carryforwards. In such cases, we may need to increase the valuation allowance established related to deferred tax assets for state purposes.
RESULTS OF OPERATIONS
Fiscal 2006 Compared to Fiscal 2005
Net Sales. Our net sales increased to $64.4 million for fiscal 2006, a 2% increase from sales of $62.9 million for fiscal 2005. Sales in the overhaul and repair portion of our business increased 43% over fiscal 2005 as a direct result of increased helicopter and fixed wing aircraft usage in Operation Iraqi Freedom and Operation Enduring Freedom continuing in Iraq and Afghanistan as well as the search and rescue efforts conducted during the natural disaster in the Gulf of Mexico. Lower shipments of $1.4 million in fiscal 2006 as compared to fiscal 2005 of our weapons handling equipment is primarily due to the completion of the Multiple Launch Rocket System (MRLS) program which was completed in fiscal 2006 and HLU-196 Bomb Hoist program which was completed in fiscal 2005, only partially offset by the commencement of shipments on the HIMARS program. Sales in the Cargo Hook portion of our business decreased 8% over fiscal 2005 primarily due to the timing of orders received from customers.
Gross Profit. Gross profit increased 5% to $28.0 million for fiscal 2006 from $26.8 million for fiscal 2005 and the gross profit margin increased to 43.4% in fiscal 2006 from 42.5% in fiscal 2005. Generally, repair and overhaul services and spare parts sales have higher gross margins than sales of new equipment or engineering services. Due to the high level of sales in the overhaul and repair portion of our business, coupled with the improvements made to that portion of our business as a result of the process and procedures review in fiscal 2005, gross profit from overhaul and repair increased 75% for fiscal 2006 as compared to fiscal 2005. This increase was partially offset by a 15% decrease in gross profit from new equipment products in fiscal 2006 as compared to fiscal 2005 primarily related to the lower sales volume as discussed above.
General, administrative and selling expenses. General, administrative and selling expenses decreased 9% to $15.8 million for fiscal 2006 from $17.3 million for fiscal 2005. As a result of the settlement of the United States Attorney’s investigation into our overhaul and repair operation, we incurred approximately $1.4 million less in pre-settlement legal and investigative costs in fiscal 2006 than in fiscal 2005. Our insurance premiums were approximately $0.4 million lower during fiscal 2006 as compared to fiscal 2005 due to a change in insurance carriers and market conditions. Legal costs related to the New York Stock Exchange’s delisting and appeal were approximately $0.2 million lower in fiscal 2006 as compared to the prior year. Expenses related to previously divested divisions were approximately $0.9 million lower in fiscal 2006 compared to fiscal 2005, due to tax matters and a settlement of a claim involving an insurance broker. As a result of order intake timing, selling and engineering costs were approximately $0.2 million lower in fiscal 2006 as compared to the same period last year. The reductions in the items mentioned above were partially offset by higher depreciation and consulting costs, primarily on the new enterprise resource planning system of approximately $0.7 million in fiscal 2006 as compared to fiscal 2005. Due to higher sales and operating income, incentive compensation was approximately $0.8 million higher in fiscal 2006 than fiscal 2005.
Interest expense. Interest expense decreased $1.2 million to $9.3 million in fiscal 2006 as compared to $10.5 million in fiscal 2005 resulting primarily from the decreased aggregate interest rate from our refinancing in November 2004. The effect on interest expense in fiscal 2006 from the repayment of debt in February 2006 as a result of our private placement of common stock has also contributed slightly to the reduction in interest expense. (See discussion of Loss on extinguishment of debt below).
Loss on extinguishment of debt. In February 2006, we completed the private placement of 2.5 million shares of common stock which allowed us to pay down approximately $17.2 million of our existing debt. The loss on extinguishment of debt of $0.4 million represents the write off of unamortized debt issue costs related to the debt retired.
Net income. We generated net income of $1.3 million in fiscal 2006 versus a net loss of $2.8 million in fiscal 2005 which primarily resulted from the reasons discussed above.
New orders. New orders received in fiscal 2006 totaled $120.8 million, an increase in excess of 100% over fiscal 2005 new orders of $57.1 million. Orders for new equipment in the rescue hoist and winch and cargo hook product lines were approximately $49.6 million higher during fiscal 2006 as compared to fiscal 2005 mainly due to the award, in excess of $40.0 million, of a contract from Airbus Deutschland

GmbH to develop and manufacture cargo winches and cargo cranes for its new A400M military transport aircraft. We also experienced an increase of approximately 37% in our new production weapons handling equipment from new orders placed on the HIMARS program. New orders placed for aftermarket spares and overhaul and repair also increased approximately $13.8 million mainly due to the reasons stated in the Sales discussion above.
Backlog. Backlog at March 31, 2006 was $91.2 million, up $56.1 million from $35.1 million at March 31, 2005. The increase in the backlog is mainly attributable to the Airbus order mentioned above and increased new orders in our new production hoist and winch, weapons handling and aftermarket spares, and overhaul and repair operations. We measure backlog by the amount of products or services that our customers have committed by contract to purchase from us as of a given date. Our book to bill ratio for fiscal 2006 was 1.9 compared to 0.91 for fiscal 2005. The increase in the book to bill ratio was directly related to the higher order intake during fiscal 2006. Cancellations of purchase orders or reductions of product quantities in existing contracts, although seldom occurring, could substantially and materially reduce our backlog. Therefore our backlog may not represent the actual amount of shipments or sales for any future period.
Fiscal 2005 Compared to Fiscal 2004
Net sales. Our net sales decreased to $62.9 million for fiscal 2005, a 3% decrease from net sales of $64.6 million for fiscal 2004. This decrease in sales was entirely attributable to lower shipments of our weapons handling equipment primarily due to the completion of the HLU-196 Bomb Hoist program. Aside from the weapons handling products, new equipment sales, which were heavily driven by our hoist and winch shipments, increased 21%, and aftermarket sales, overhaul and repair services and spare parts, increased 7% over fiscal 2004. Aftermarket sales represented 49% of total sales in fiscal 2005 as compared to 44% in fiscal 2004.
Gross profit. Gross profit decreased 5% to $26.8 million for fiscal 2005 from $28.1 million for fiscal 2004 and the gross profit margin decreased to 42.5% in fiscal 2005 from 43.5% in fiscal 2004. The mix of sales in fiscal 2005 as compared to fiscal 2004 was more heavily weighted to aftermarket products, which generally have higher gross margins than sales of new equipment. However, in fiscal 2005, we implemented changes in our operating procedures and added new personnel to our overhaul and repair operation, all of which has had an impact on the gross profit. Such an impact, coupled with the lower volume in fiscal 2005, was responsible for the decrease in gross profit and the gross profit margin. In fiscal 2005 we worked through myriad issues relating to the effect of the inefficiencies noted above due to the implementation of the changes and to recover the gross margin in this area. Generally, we cannot predict changes in our product mix between aftermarket sales and new equipment sales for any given period because the changes result primarily from the timing of our customers’ orders, over which we have no control.
General administrative and selling expenses. General, administrative and selling expenses increased 7% to $17.3 million in fiscal 2005 from $16.2 million in fiscal 2004. The increase was primarily due to approximately $0.5 million of pre-settlement legal and other costs associated with the concluded investigation by the United States Attorney of our overhaul and repair operation, increased spending of approximately $0.6 million associated with product support, engineering and marketing costs, approximately $0.5 million related to issues associated with former divestitures, and approximately $0.6 million in information technology costs associated with the installation of the new enterprise resource planning system. These increases were offset by an approximate decrease of $0.8 million of loan fee amortization costs, and an approximate net decrease of $0.3 million in salary and bonus expense.
Interest expense. Interest expense increased $0.1 million to $10.5 million for fiscal 2005 from $10.4 million in fiscal 2004 primarily as the result of the increased interest rate on our former subordinated debt and the increased debt level due to payment-in-kind interest.
Loss on extinguishment of debt. In November 2004, we refinanced our then outstanding debt. The loss on extinguishment of debt of $2.2 million represents the write-off of unamortized debt issue costs and the payment of pre-payment premiums related to the debt being refinanced.
Other income. Interest and other (income) expense for fiscal 2004 includes a gain of $0.9 million relating to the sale of our remaining 19% interest in Cirteq, Ltd. and the collection of an intercompany note from Cirteq, Ltd. No such gain was recognized in fiscal 2005.
Settlement with the U.S. Government. See the General section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Net (loss) income. We incurred a net loss of $2.8 million in fiscal 2005 versus net income of $1.7 million in fiscal 2004 which primarily resulted from the reasons discussed above.
New orders. New orders received in fiscal 2005 totaled $57.1 million which represents a 4% decrease from new orders of $59.4 million in fiscal 2004. New orders for hoist and winch products and spares in fiscal 2005 showed a strong increase over fiscal 2004, while orders for new weapons handling equipment and the hoist and winch overhaul and repair business were down. The decrease in weapons handling orders is reflective of the completion of the contract with the U.S. Navy for the HLU-196 Bomb Hoist while the decrease in new orders was hoist and winch overhaul and repair was related to the surge experienced during the build-up for Operation Iraqi Freedom.
Backlog. Backlog at March 31, 2005 was $35.1 million, down $5.9 million from $41.0 million at March 31, 2004. The decrease in backlog was primarily attributable to shipments of new hoist and winch products. We measure backlog by the amount of product or services that our customers have committed by contract to purchase from us as of a given date. Our book to bill ratio for fiscal 2005 was 0.91, compared to 0.92 for fiscal 2004. The flat comparison of the book to bill ratio was primarily due to the delay of the release of orders involving several programs on which we are specified as the supplier. Cancellations of purchase orders or reductions of product quantities in existing contracts could substantially and materially reduce our backlog. Therefore, our backlog may not represent the actual amount of shipments or sales for any future period.
Liquidity and Capital Resources
Our liquidity requirements depend on a number of factors, many of which are beyond our control, including the timing of production under our long-term contracts with the U.S. Government, and other entities. Our working capital needs fluctuate between periods as a result of changes in program status and the timing of payments by program. Additionally, as our sales are generally made on the basis of individual purchase orders, our liquidity requirements vary based on the timing and volume of these orders.
     At March 31, 2006, there was $2.4 million outstanding under the revolving portion of our $10.0 million Former Senior Credit Facility. On May 1, 2006, the Company refinanced and paid in full the Former Senior Credit Facility with a new five year, LIBOR based $50.0 million Senior Credit Facility consisting of a $10.0 million Revolving Credit Facility, and two term loans of $20 million each, which had a blended interest rate of 8.5% at the time of the refinancing. The term loans require monthly principal payments of $0.2 million commencing in July 2006 and an additional quarterly principal payment of $50,000 commencing January 2007. The remainder of the term loans are due at maturity. The balance sheet at March 31, 2006 reflects $2.2 million of current maturities due under term loans of the Senior Credit Facility. The Senior Credit Facility also contains certain mandatory prepayment provisions which are linked to cash flow and customary covenants related primarily to earnings before interest, taxes, depreciation and amortization (“EBITDA”) and events of default. The Senior Credit Facility prohibits the payment of dividends. The Senior Credit Facility is secured by all of the assets of the Company.
     As previously reported, the New York Stock Exchange (NYSE) delisted the Company’s stock in January 2005 for failing to maintain the NYSE continued listing standards. The Company’s stock currently trades in customer initiated transactions in the over-the-counter market under the symbol TTLG. The Company expects that in the future a more appropriate venue for transactions in the Company’s stock will be available.
Working Capital
Our working capital at March 31, 2006 was $17.1 million compared to $16.4 million at the beginning of fiscal 2006. The ratio of current assets to current liabilities was 1.8 to 1.0 at March 31, 2006 compared to 2.1 to 1.0 at the beginning of fiscal 2006.
     Working capital changes during fiscal 2006 resulted from a decrease in cash of $0.9 million, an increase in accounts receivable of $7.3 million, an increase in inventory of $2.1 million, a decrease in income tax receivable of $1.0 million and an increase in deferred income taxes of $0.4 million. The decrease in cash was due to timing of collections from accounts receivable, and the increase in accounts receivable was due to strong shipments in March of fiscal 2006 versus the same month in fiscal 2005. The increase in inventory was largely due to the advance purchase of long lead-time materials needed to fulfill customers’ long-term purchase orders, which is also evident in the increase in accounts payable. The decrease in income tax receivable was due to the receipt of a refund resulting from net operating loss carry backs.
     The generation of timing differences resulted in the increase in deferred taxes. The number of days that sales were outstanding in accounts receivable increased to 68.8 days at March 31,2006, from 39.8 days at March 31, 2005. This increase was predominantly related to the high shipment level in March 2006 versus March 2005. Inventory turnover decreased slightly to 2.02 turns from 2.28 turns at March 31, 2005 due to the higher inventory level at the end of fiscal 2006 as discussed above. Excluding the current portion of long-term debt and the revolving credit facility, current liabilities increased $5.9 million. Higher accounts payable of $3.9 million relates to higher inventory as discussed above and an increase in accrued compensation of $1.2 million is due to higher incentive compensation in fiscal 2006, the determination of which is directly tied to the increase in sales and operating income in fiscal 2006 compared to fiscal 2005. The reclassification of certain environmental liabilities from long term to current, and increases in liabilities for commissions and warranties accounted for the $0.8 million increase in other current liabilities.
Capital Expenditures
Our capital expenditures were $1.1 million for fiscal 2006, compared to $2.5 million for fiscal 2005. The Company initiated the implementation of a new enterprise resource planning system late in fiscal 2004 and completed the project during the third quarter of fiscal 2006. The total cost of the new system was approximately $3.6 million and will be amortized primarily over a period of five years.
Former Senior Credit Facility
At March 31, 2006, we had a senior credit facility consisting of a $10.0 million asset-based Revolving Credit Facility and two tranches of Term Loans totaling $41.6 million and had a blended interest rate of 16.0%. The terms of this facility required monthly principal payments of $0.3 million over the term of the loan with the balance due at the end of the term on May 31, 2008. The Former Senior Credit Facility was secured by all of the Company’s assets. At March 31, 2006, we were in compliance with the provisions of this facility. At March 31, 2006, there was $2.4 million of outstanding borrowings under the revolving portion of the Former Senior Credit Facility.
Senior Credit Facility
On May 1, 2006, we refinanced and paid in full the Former Senior Credit Facility with a new five year, LIBOR based $50.0 million Senior Credit Facility consisting of a $10.0 million Revolving Credit Facility, and two term loans of $20 million each, and which had a blended interest rate of 8.5% at the time of the refinancing. The term loans require monthly principal payments of $0.2 million commencing in July 2006 and an additional quarterly principal payment of $50,000 commencing January 2007. The remainder of the term loans are due at maturity. Accordingly, the balance sheet at March 31, 2006 reflects $2.2 million of current maturities due under term loans of the Senior Credit Facility. The Senior Credit Facility also contains certain mandatory prepayment provisions which are linked to cash flow and customary covenants related primarily to earnings before interest, taxes and depreciation and amortization (“EBITDA”) and events of default. The Senior Credit Facility prohibits the payment of dividends. The Senior Credit Facility is secured by all of the assets of the Company.
     Amortization of loan origination fees on the Former Senior Credit Facility, the Senior Credit Facility and another credit facility refinanced during fiscal 2005, amounted to $0.6 million, $0.8 million and $1.6 million in 2006, 2005 and 2004 respectively.
     We have debt maturities of $4.6 million, $3.1 million, $3.1 million, $3.1 million, $3.1 million and $25.6 million in fiscal 2007, 2008, 2009, 2010, 2011 and 2012 respectively. These maturities reflect the terms of the refinanced debt (see Note 7 Long-Term Debt Payable to Banks).
TAX BENEFITS FROM NET OPERATING LOSSES
We have federal and state net operating loss carryforwards, or NOLs, of approximately $58.8 million and $108.6 million, respectively, that are due to expire in fiscal 2022 through fiscal 2025 and fiscal 2008 through fiscal 2012, respectively. These NOLs may be used to offset future taxable income through their respective expiration dates and thereby reduce or eliminate our federal and state income taxes otherwise payable. A corresponding valuation allowance of $5.9 million has been established relating to the state net operating loss, as it is management’s belief that it is more likely than not that a portion of the state NOLs are not realizable. Failure to achieve sufficient taxable income to utilize the NOLs would require the recording of an additional valuation allowance against the deferred tax assets.
     The Internal Revenue Code of 1986, as amended (the “Code”) imposes significant limitations on the utilization of NOLs in the event of an “ownership change” as defined under section 382 of the Code (the “Section 382 Limitation”). The Section 382 Limitation is an annual limitation on the amount of pre-ownership NOLs that a corporation may use to offset its post-ownership change income. The Section 382 Limitation is calculated by multiplying the value of a corporation’s stock immediately before an ownership change by the long-term tax-exempt rate (as published by the Internal Revenue Service). Generally, an ownership change occurs with respect to a corporation if the aggregate increase in the percentage of stock ownership by value of that corporation by one or more 5% shareholders (including specified groups of shareholders who in the aggregate own at least 5% of that corporation’s stock) exceeds 50 percentage points over a three-year testing period. We believe that it we have not gone through an ownership change that would cause our NOLs to be subject to the Section 382 Limitation.
     If we do not generate adequate taxable earnings, some or all of our deferred tax assets may not be realized. Additionally, changes to the federal and state income tax laws also could impact its ability to use the NOLs. The State of New Jersey, in response to a budget crisis, currently allows the utilization of NOLs up to 50% of taxable income earned in the state for our 2006 fiscal year. As a result, we will be required to pay New Jersey state income taxes on 50% of fiscal 2006 taxable income in spite of losses being carried forward. It is possible that the State of New Jersey could extend the limitation, or reinstate the suspension of utilization of NOLs. In such cases, we may need to increase the valuation allowance established related to deferred tax assets for state purposes.
SUMMARY DISCLOSURE ABOUT CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
The following table reflects a summary of our contractual cash obligations for the next several years:

(Dollars in thousands)	2007	2008	2009	2010	2011	2012	Total

Long-term debt	$2,193	$3,057	$3,057	$3,057	$3,057	$25,579	$40,000

Operating leases	165	38	17	17	—	—	237

Total	$2,358	$3,095	$3,074	$3,074	$3,057	$25,579	$40,237

Obligations for long-term debt reflect the terms of the Senior Credit Facility (See Note 7 Long-Term Debt Payable to Banks), and do not reflect any change that may occur due to any future change in the LIBOR rate. Assuming an effective weighted average interest rate of approximately 8.5%, the interest expense on the long-term debt would be $3.4 million, $3.1 million, $2.9 million and $2.6 million and $2.2 million for fiscal 2007, 2008, 2009, 2010, 2011 and 2012 respectively.
INFLATION
While neither inflation nor deflation has had, and we do not expect it to have, a material impact upon operating results, we cannot assure you that our business will not be affected by inflation or deflation in the future.

CONTINGENCIES
Environmental Matters – We evaluate the exposure to environmental liabilities using a financial risk assessment methodology, including a system of internal environmental audits and tests and outside consultants. This risk assessment includes the identification of risk events/issues, including potential environmental contamination at Company and off-site facilities; characterizes risk issues in terms of likelihood, consequences and costs, including the year(s) when these costs could be incurred; analyzes risks using statistical techniques; and, constructs risk cost profiles for each site. Remediation cost estimates are prepared from this analysis and are taken into consideration in developing project budgets from third party contractors. Although we take great care in the development of these risk assessments and future cost estimates, the actual amount of the remediation costs may be different from those estimated as a result of a number of factors including: changes to government regulations or laws; changes in local construction costs and the availability of personnel and materials; unforeseen remediation requirements that are not apparent until the work actually commences; and other similar uncertainties. We do not include any unasserted claims that we might have against others in determining the liability for such costs, and, except as noted with regard to specific cost sharing arrangements, have no such arrangements, nor have we taken into consideration any future claims against insurance carriers that we might have in determining our environmental liabilities. In those situations where we are considered a de minimus participant in a remediation claim, the failure of the larger participants to meet their obligations could result in an increase in our liability with regard to such a site.
     We continue to participate in environmental assessments and remediation work at eleven locations, including certain former facilities. Due to the nature of environmental remediation and monitoring work, such activities can extend for up to thirty years, depending upon the nature of the work, the substances involved, and the regulatory requirements associated with each site. In calculating the net present value (where appropriate) of those costs expected to be incurred in the future, we use a discount rate of 7.5%. Based on the above, we estimate the current range of undiscounted cost for remediation and monitoring to be between $5.4 million and $9.4 million with an undiscounted amount of $6.1 million to be most probable. Current estimates for expenditures, net of recoveries, pursuant to cost sharing agreements for each of the five succeeding fiscal years are $1.1 million, $1.0 million, $0.8 million, $0.8 million, and $0.8 million respectively, with $1.6 million payable thereafter. Of the total undiscounted costs, we estimate that approximately 50% will relate to remediation activities and that 50% will be associated with monitoring activities.
     We estimate that the potential cost for implementing corrective action at nine of these sites will not exceed $0.5 million in the aggregate, payable over the next several years, and have provided for the estimated costs, without discounting for present value, in our accrual for environmental liabilities. In the first quarter of fiscal 2003, we entered into a consent order for a former facility in New York, which is currently subject to a contract for sale, pursuant to which we have developed a remediation plan for review and approval by the New York Department of Environmental Conservation. Based upon the characterization work performed to date, we have accrued estimated costs of approximately $1.9 million without discounting for present value. The amounts and timing of such payments are subject to an approved remediation plan.
     The environmental cleanup plan we presented during the fourth quarter of fiscal 2000 for a portion of a site in Pennsylvania which continues to be owned, although the related business has been sold, was approved during the third quarter of fiscal 2004. This plan was submitted pursuant to the Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (“PaDEP”) concluded in fiscal 1999. Pursuant to the Consent Order, upon its execution we paid $0.2 million for past costs, future oversight expenses and in full settlement of claims made by PaDEP related to the environmental remediation of the site with an additional $0.2 million paid in fiscal 2001. A second Consent Order was concluded with PaDEP in the third quarter of fiscal 2001 for another portion of the site, and a third Consent Order for the remainder of the site was concluded in the third quarter of fiscal 2003. An environmental cleanup plan for the portion of the site covered by the 2003 Consent Order was presented during the second quarter of fiscal 2004. We are also administering an agreed settlement with the Federal Government under which the government pays 50% of the direct and indirect environmental response costs associated with a portion of the site. In the first quarter we concluded an agreement under which the Federal Government paid an amount equal to 45% of the estimated environmental response costs associated with another portion of the site. At March 31, 2006, our cleanup reserve was $2.0 million based on the net present value of future expected cleanup and monitoring costs and is net of expected reimbursement by the Federal Government of $0.7 million. We expect that remediation at this site, which is subject to the oversight of the Pennsylvania authorities, will not be completed for several years, and that monitoring costs, although expected to be incurred over twenty years, could extend for up to thirty years.
     In addition, we have been named as a potentially responsible party in four environmental proceedings pending in several states in which it is alleged that we are a generator of waste that was sent to landfills and other treatment facilities. Such properties generally relate to businesses which have been sold or discontinued. We estimate expected future costs, and estimated proportional share of remedial work to be performed, associated with these proceedings will not exceed $0.1 million without discounting for present value and have provided for these estimated costs in our accrual for environmental liabilities.
Litigation – We are also engaged in various other legal proceedings incidental to our business. It is the opinion of management that, after taking into consideration information furnished by our counsel, these matters will have no material effect on our consolidated financial position or the results of our operations in future periods.
RECENTLY ISSUED ACCOUNTING STANDARDS
In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections —a replacement of APB Opinion No. 20, Accounting Changes, and SFAS Statement No. 3, Reporting Accounting Changes in Interim Financial Statements.” The new statement changes the requirements for the accounting for and reporting of a change in accounting principle by requiring retrospective application of changes in accounting principles to prior periods’ financial statements to the extent practicable. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This statement did not have a material effect on our financial position, results of operations, or cash flows.
     In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which clarifies that conditional asset retirement obligations are within the scope of SFAS No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 requires us to recognize a liability for the fair value of conditional asset retirement obligations if the fair value of the liability can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. This statement did not have a material effect on our financial position, results of operations, or cash flows.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transaction (“SFAS No. 153”). SFAS No. 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No.153 is effective for non-monetary charges occurring in fiscal periods beginning after June 15, 2005. We do not believe that the adoption of this statement will have material effect on our financial position, results of operations, or cash flows.
     In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123R”) that addresses the accounting for share-based payment transactions in which a company receives (a) goods or services in exchange for equity instruments of the company or (b) incurs liabilities that are based on the fair value of the equity instruments of the Company or that may be settled by the issuance of such equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees”, that was provided in SFAS No.123 as originally issued. Under SFAS No. 123R companies are required to record compensation expense for all share based payment award transactions measured at fair value. This statement is effective for us as of April 1, 2006, and has been adopted as of that date. We do not believe that the adoption of this statement will have a material effect on our financial position, results of operations, or cash flows.
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS No. 151”). This statement amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, (Restatement and Revision of Accounting Research Bulletins), Chapter 4 “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that these items be recognized as current-period charges regardless of whether they meet the definition of “so abnormal” in ARB No. 43. In addition, SFAS No. 151 requires that allocation of fixed overheads to the costs of conversion be based on the normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during our fiscal year ending March 31, 2007. We believe that the adoption of this statement will not have a material effect on our financial position, results of operations, or cash flows.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various market risks, primarily changes in interest rates associated with the Senior Credit Facility which closed on May 1, 2006. The Senior Credit Facility is tied to LIBOR and as such, a 1% increase or decrease will have the effect of increasing or decreasing interest expense by approximately $0.4 million based on the amount outstanding under the facility at May 1, 2006.

CORPORATE OFFICERS

Robert L.G. White
President and Chief Executive Officer
Joseph F. Spanier
Vice President, Chief Financial Officer and Treasurer
Gerald C. Harvey
Vice President, Secretary and General Counsel
COUNSEL
Hahn, Loeser & Parks LLP
Cleveland, Ohio
INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
Parsippany, New Jersey
TRANSFER AGENT AND REGISTRAR
Computershare
Canton, Massachusetts
INVESTOR RELATIONS
Investor Relations Contact
Joseph F. Spanier
Vice President, Chief Financial Officer and Treasurer
TransTechnology Corporation
700 Liberty Avenue
Union, New Jersey 07083
908/688-2440
908/686-6921 fax
www.transtechnology.com
Annual Meeting
The Annual Stockholders’ Meeting will
be held on Wednesday, July 19, 2006
Hilton Short Hills
41 JFK Parkway
Short Hills, New Jersey 07078
Form 10-K and Additional Information
The Company, upon request to the Investor Relations department, will provide to any shareholder, a copy of the Form 10-K required to be filed with the Securities and Exchange Commission and any other available information.
www.transtechnology.com
DIRECTORS
Michael J. Berthelot
Chairman of the Board of Directors
TransTechnology Corporation
^ * Thomas V. Chema
President
Hiram College
^ NJan Naylor Cope
President
J. Naylor Cope Company
^   John H. Dalton
  President, Housing Policy Council
  The Financial Services Roundtable
  Former Secretary of the Navy
*   Gail F. Lieberman
  Managing Partner
  Rudder Capital LLC
* N William J. Recker
Managing Director
IronBridge Partners LLC

William Shockley
Partner
Tinicum Capital Partners
Robert L.G. White
President and
Chief Executive Officer
TransTechnology Corporation

*	Audit Committee

N	Governance & Nominating Committee

^	Incentive & Compensation Committee
Design: Simon Does, LLC

Noted for their reliability and durability, Breeze-Eastern’s products in general, and the rescue hoists specifically, performed exceptionally well at the time they were most needed .
700 Liberty Avenue, Union, New Jersey 07083 Phone: 908.688.2440
Fax: 908.686.7485 www.transtechnology.com